Form 20-F
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2022-05-11
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

None

(Title of Class)

As of December 31, 2021, there were 19,134,277 ordinary shares, par value $0.001 per share, of the registrant issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

MINGZHU LOGISTICS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” and the “Company” refer to MingZhu Logistics Holdings Limited, a company organized in the Cayman Islands, its predecessor entities and its subsidiaries and VIEs.

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“CAGR” refers to the estimated compound annual growth rate;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FIE” refers to a foreign-invested enterprise;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Frost & Sullivan Report” refers to the report, dated July 2019, commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the transportation industry in China and certain regions thereof;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

●	“initial public offering” refers to our initial public offering, in which we offered and sold an aggregate of 3,354,040 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“KPIs” refers to key performance indicators;

●	“We,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to MingZhu Logistics Holdings Limited明珠货运控股有限公司, a Cayman Islands exempted company, including its wholly-owned subsidiaries and VIEs, unless the context otherwise indicates.

●	“MingZhu” refers to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd., one of our operating subsidiaries in the PRC;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“ordinary shares” refers to our ordinary shares par value US$0.001 per share;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PFIC” refers to a passive foreign investment company;

●	“Registration Statement” refers to the registration statement we have filed with the SEC (as defined below) relating to this offering of which this annual report forms a part;

●	“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SAT” refers to China’s State Administration of Taxation;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Unit” or “Units” refer to the 3,333,335 Units of securities of the Company that were sold on March 12, 2021, with each Unit consisting of (a) one ordinary share, par value US$0.001 per share and (b) one warrant to purchase 0.75 ordinary share at an exercise price equal to $6.60, exercisable for three years and six months after the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

●	“US$,”, “$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States.

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

3.A. Reserved

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

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully. Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

●	Our reliance on major customers and any loss of our major customers or changes in their demands for our services would likely have a material adverse effect on our business, results of operations, financial conditions and prospect.

●	We have incurred a net loss for fiscal 2021 and may incur additional losses in the future.

●	We generate a significant portion of our revenue from transportation services of slack coal in Xinjiang. Our reliance on such services subjects us to risks resulting from any decline in the business performance of our customers in the slack coal industry and adverse events in the slack coal industry or in the Xinjiang region in general.

●	Our cash flow position may deteriorate owing to the difference in timing between receipt of payments from our customers and payments to our suppliers and subcontractors if we are unable to such timing difference and its impact on our cash flow properly.

●	We rely on subcontractors to handle a proportion of our trucking services. Any delay or failure in their services would adversely affect our operations and financial results.

●	Difficulty in obtaining material, equipment, goods and services from our vendors and suppliers could adversely affect our business.

●	The trucking service market in the PRC is highly competitive and fragmented, which subjects us to competitive pressures pertaining to pricing, capacity and service.

●	The trucking service market is affected by economic and business risks that are largely beyond our control.

●	We are, to a certain extent, dependent on the consumer and retail market in the PRC.

●	We may not be able to implement all or any of our business plans successfully.

●	Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus disease (COVID-19).

●	Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

●	We have identified material weaknesses in our internal accounting controls, and if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and customer confidence and the market price of our ordinary shares may be materially and adversely affected.

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.

●	We rely on contractual arrangements with our VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations.

●	Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

●	In the event we are unable to enforce the contractual arrangements with VIEs, we may not be able to exert effective control over the VIEs. If the government of the PRC finds that VIE Agreements do not comply with PRC laws, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unbale to assert our contractual control rights over the VIEs.

●	The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in our ordinary shares and our business face potential uncertainty from the PRC government’s policy.

●	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business the Company may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

●	There are uncertainties under the PRC laws relating to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject the Company to severe fines or penalties and create other regulatory uncertainties regarding the Company’s corporate structure.

●	The Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

●	Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our borrowers and investors, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Risks Related to Our Business and Our Industry

Our reliance on major customers and any loss of our major customers or changes in their demands for our services would likely have a material adverse effect on our business, results of operations, financial conditions and prospect.

We have historically relied on a limited number of major customers for a significant portion of our revenue and we anticipate that such reliance will remain unchanged in the near future. During the years ended December 31, 2021, 2020 and 2019, sales to our top five customers accounted for approximately 49.4%, 78.2% and 66.7%, respectively. In particular, For the year ended December 31 2021, Shenzhen Gold Wide IMP and EXP Co., Ltd. and China Railway Transportation Co., Ltd. accounted for 23.0% and 13.7%. For the year ended December 31, 2020, Guangzhou Hoolinks Technologies Co., Ltd. and Changshan Zhongka Yunli Supply Chain Management Co., Ltd. accounted for 48.6% and 17.2% of our total revenue, respectively. For the year ended December 31, 2019, Xinjiang Dijiu Energy Co., Ltd., Guangzhou Hoolinks Technologies Co., Ltd. and Changshan Zhongka Yunli Supply Chain Management Co., Ltd. accounted for 25.2%, 15.8% and 12.2% of our total revenue, respectively.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2021 we had accounts receivable recorded at $3,802,773, of which $152,768 was allowanced and $nil was past due but not impaired. As of December 31, 2020 we had accounts receivable recorded at $5,561,392, of which $217,676 was allowanced and $nil was past due but not impaired.

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

We have incurred a net loss for fiscal 2021 and may incur additional losses in the future.

We had a net loss $938,413 for the year ended December 31, 2021, and net income of $782,296 and $1,642,794, for the fiscal years ended December 31, 2020 and 2019, respectively. Despite our history of generating net income, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may continue to incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We generate a significant portion of our revenue from transportation services of slack coal in Xinjiang. Our reliance on such services subjects us to risks resulting from any decline in the business performance of our customers in the slack coal industry and adverse events in the slack coal industry or in the Xinjiang region in general.

We have relied upon transportation services of slack coal in Xinjiang for a significant portion of revenue. For the fiscal years ended December 31, 2021, 2020 and 2019, our revenue generated from Xinjiang province accounted for 15.5%, 28.0% and 48.3%, respectively, of our total revenue. Although we plan to diversify our services and customer base as we further expand into the Xinjiang market, we anticipate that we will at least to certain extent continue to rely on transportation services of slack coal in the near future. As such, our business performance will be affected by the slack coal industry in Xinjiang and the business performance of our customers in that industry. If these customers’ sales decline, such decline may likely lead to a corresponding decrease in demand for our services. Furthermore, any adverse developments in the slack coal industry or in the Xinjiang region in general could also materially and adversely affect our business, financial condition and results of operations.

The agreements governing the loan facilities MingZhu currently has contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Under its loan agreements with existing lenders, Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“Mingzhu” or “MingZhu”), one of our operating subsidiaries in the PRC, Mingzhu has the obligation to notify its lenders prior to certain corporate actions. Such corporation actions include, among other events, mergers, equity offerings, transfers of material assets, involvement in a material lawsuit and certain material related party transactions. In addition, pursuant to its loan agreements, MingZhu cannot provide guarantees to any third party, prioritize repayment of other loans, pay dividends to its shareholders or consummate a reorganization or share ownership restructuring without prior written consent of certain lenders.

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

For our daily operations, we outsourced a portion of our transportation services to external transportation companies, and sourced tires and fuel oils from the third-party suppliers. Our cash flows depend on timely receipt of payments from our customers to meet our payment obligations to our suppliers and subcontractors. As of December 31, 2021, 2020 and 2019, our trade payables amounted to approximately $1,344,532, $1,415,591 and $1,565,668, respectively, whereas the respective trade payables accounted for approximately 3.9%, 11.3% and 15.9% of our total current liabilities, respectively.

Our accounts receivable turnover days were approximately 94.6, 157.6 and 113.4 days, respectively, during 2021, 2020 and 2019. As a result of the above, our daily operation has to rely on our internal resources, bank borrowings and loans from shareholders to maintain our cash flow and satisfy the needs of our daily operations.

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

We subcontract a portion of our trucking services, specifically delivery orders from customers with irregular delivery schedules, to external transportation companies. For the years ended December 31, 2021, 2020 and 2019, subcontracting charges incurred by us were approximately 48.1%, 61%, and 59% of our total transportation costs, respectively. Any significant increase in the service fees charged by our subcontractors may have an adverse impact on our financial results.

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

The provision of trucking services is highly reliant on the availability of the appropriate fuel and its cost and an increase in fuel prices may increase our costs. During the years ended December 31, 2021, 2020 and 2019, our fuel costs accounted for approximately 13.3%%, 11.8% and 13.4% of our transportation costs, respectively.

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

Our trucking services involve a substantial amount of labor force. As of the date of this annual report, we have a total of 56 drivers which accounted for approximately 70% of our total workforce. While we have not experienced any significant labor shortage, we may face such problem in the future. We may be required to increase the wages for our workers as a result of changes in the labor market conditions or industry practices.

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

The growth of our company was based on the services we currently provided to existing markets. Our revenue decreased by 7.6% for the year ended December 31, 2021 compared with the year ended December 31, 2020. Further, the revenue decreased by 36.1% for the year ended December 31, 2020 compared with the year ended December 31, 2019. We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our initial success in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing markets and may make it difficult or impossible for us to generate high income in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

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

Our business operations depend on the continuing services of our senior management, particularly Mr. Jinlong Yang, our Chairman and Chief Executive Officer, and our other executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries and VIEs in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

Our business may be materially and adversely affected if our Chinese subsidiaries or VIEs declare bankruptcy or become subject to a dissolution or liquidation proceedings.

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably insufficient to clear such debts. Our PRC subsidiaries and VIEs hold the bulk of the assets that are important to our business operations. If any of our PRC subsidiaries or VIEs gets involved in a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

Affected by polity factors such as credit tightening, some of our accounts receivable that met the collection conditions have not been recovered on time, which has an adverse impact on our liquidity. As a result, MingZhu has completed the procure for tax declaration, but failed to pay corporate income taxes for the year ended December 31, 2018 in the amount of RMB 6,302,411 (approximately $965,887) on time. As of December 31, 2020, MingZhu owed taxes and late fees in the amount of RMB 8,126,959 (approximately $1,177,104). On March 18, 2021, we have paid up all owed taxes and late fees. As of December 31, 2021, MingZhu owed taxes in the amount of RMB 8,241,655.

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

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors of our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

We rely on contractual arrangements with our VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with VIEs, and their shareholders, to operate a portion of our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their respective obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIE may not be as effective in controlling our business operations as direct ownership.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations.

On March 15, 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations, or collectively, the Foreign Investors, in a direct or indirectly manner, including any of the following circumstances: (1) the foreign investor establishes a foreign-invested enterprise within the territory of China, independently or jointly with any other investor; (2) the foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (3) the foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (4) the foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. The Foreign Investment Law leaves uncertainty with respect to whether Foreign Investors controlled PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment”. PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a “negative list,” or the Negative List, which shall be promulgated by or promulgated with approval by the State Counsel, to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations.

If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and consequently affecting our ability to prepare for and seek approval and commercialization of our product candidates both in China and elsewhere.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine the contractual arrangements among the VIEs and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could increase our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are important to our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets that are material to the operation of certain portion of our business, including permits, domain names and certain of our intellectual property rights. If the VIEs are declared bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries or VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements with the VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

In the event we are unable to enforce the contractual arrangements with VIEs, we may not be able to exert effective control over the VIEs. If the government of the PRC finds that VIE Agreements do not comply with PRC laws, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unbale to assert our contractual control rights over the VIEs.

We do not own any direct equity interest in VIEs. Instead, we control and receive the economic benefits of VIEs’ business operations through certain contractual arrangements in lieu of direct equity ownership. A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. We have the power to direct activities at VIEs that most significantly impact VIEs’ economic performance, and has the right to receive benefits from VIEs. As such, we exert control over VIEs and is the primary beneficiary of the VIEs, for accounting purposes, based upon such contractual arrangements. All the agreements under our contractual arrangements with the VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As of the date hereof, the agreements governed by PRC law that serve as the basis for a VIE arrangement have not been tested in a court of law. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Currently, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs. These uncertainties or an adverse outcome of an arbitration may adversely affect our operations.

If we or any of our VIEs are found to be in violation of any existing or future local laws or regulations, the relevant regulatory authorities might have the discretion to:

●	revoke the business and operating licenses of the VIEs;

●	confiscate relevant income and impose fines and other penalties;

●	discontinue or restrict the operations of the VIEs;

●	require us or the VIEs to restructure the relevant ownership structure or operations;

●	restrict or prohibit our ability to finance our businesses and operations in the relevant jurisdiction; or

●	impose conditions or requirements with which we or VIEs may not be able to comply.

If the government of the PRC finds that VIE Agreements, do not comply with PRC laws, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unbale to assert our contractual control rights over the VIEs, which could cause the value of our common stock to depreciate significantly.

Risks Related to Doing Business in China

The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in our ordinary shares and our business face potential uncertainty from the PRC government’s policy.

We conduct our operations in China through our PRC subsidiaries and VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ordinary shares. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The new, stricter regulations or interpretations of existing regulations imposed by the central or local governments may require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations, and if relevant regulations are issued and become effective in a short notice, we may not be able to take the required actions in a timely manner without allocating significant resource.

The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and a less efficient allocation of resources.

While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in regulations that are applicable to us. The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s that emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business the Company may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

The Company’s business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which the Company must conduct its business activities. The Company’s ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are certain uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the Company’s business, or the enforcement and performance of the Company’s arrangements with clients. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect the Company’s business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

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

If any of our subsidiaries fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Numerous regulatory authorities of the central PRC government, provincial and local authorities are empowered to issue and implement regulations governing various aspects of the financial industry. Each of our subsidiaries may be required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These registered capitals, licenses and approvals will be essential to the operation of the Company’s business. If any of our subsidiaries fails to obtain or maintain any of the required registered capital, licenses or approvals for its business, it may be subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of its operations. Any such disruption in its business operations could materially and adversely affect our business, financial condition and results of operations.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject the Company to severe fines or penalties and create other regulatory uncertainties regarding the Company’s corporate structure.

On August 8, 2006, the MOFCOM, joined by the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (“SAT”), the State Administration for Industry and Commerce (the “SAIC”), and the State Administration of Foreign Exchange (“SAFE”), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, has certain provisions that require offshore companies formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies which are the related parties with the PRC domestic companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing special purpose vehicles’ securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

If prior CSRC approval for overseas financings is required and not obtained, the Company may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on the Company’s operations in the PRC, limit the Company’s operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure the Company’s corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and relevant regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, which became effective in August 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly enforcement agency of the State Council. Without the clearance from such agency, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council, when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018 is triggered. If such prior notification is not obtained, the anti-monopoly enforcement agency may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the abovementioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions.

We cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us or our management, in China, based upon United States laws, including the U.S. federal securities laws, or other foreign laws.

We are a company organized under the laws of the Cayman Islands. Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. None of our subsidiaries is organized under the laws of the United States. All of our directors and officers reside in China, and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Furthermore, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States providing for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors or officers if they decide that the judgment violates the basic principles of PRC laws, national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Lastly, in the event shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a cause of action if (a) the disputed contract is concluded or performed in the PRC or the disputed subject matter is located in the PRC, (b) the company (as defendant) has properties that can be seized within the PRC, (c) the company has a representative organization within the PRC, or (d) the parties chose to submit to the jurisdiction of the PRC courts in the contract on the condition that such submission does not violate the requirements of jurisdiction under the PRC Civil Procedures Law. The action may be initiated by the shareholder by filing a complaint with the PRC courts. The PRC courts would determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in such an action unless such foreign country restricts the rights of PRC citizens and companies.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued an Announcement on Several Issues Concerning Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-PRC Resident Enterprises, or Announcement 7, with the same effective date. Under Announcement 7, an “indirect transfer” refers to a transaction where a non-resident enterprise transfers its equity interest and other similar interest in an offshore holding company, which directly or indirectly holds Chinese taxable assets (the assets of an “establishment or place” situated in China; real property situated in China and equity interest in Chinese resident enterprises) and any indirect transfer without reasonable commercial purposes are subject to the PRC taxation. In addition, Announcement 7 specifies the conditions under which an indirect transfer is deemed to lack a reasonable commercial purpose which include: (1) 75% or more of the value of the offshore holding company’s equity is derived from Chinese taxable assets, (2) anytime in the year prior to the occurrence of the indirect transfer of Chinese taxable assets, 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investment in China, or 90% or more of the revenue of the offshore holding company was sourced from China; (3) the functions performed and risks assumed by the offshore holding company(ies), although incorporated in an offshore jurisdiction to conform to the corporate law requirements there, are insufficient to substantiate their corporate existence and (4) the foreign income tax payable in respect of the indirect transfer is lower than the Chinese tax which would otherwise be payable in respect of the direct transfer if such transfer were treated as a direct transfer. As a result, gains derived from such indirect transfer will be subject to PRC enterprise income tax, currently at a rate of 10%.

Announcement 7 grants a safe harbor under certain qualifying circumstances, including transfers in the public securities market and certain intragroup restricting transactions, however, there is uncertainty as to the implementation of Announcement 7. For example, Announcement 7 requires the buyer to withhold the applicable taxes without specifying how to obtain the information necessary to calculate taxes and when the applicable tax shall be submitted. Announcement 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Though Announcement 7 does not impose a mandatory obligation of filing the report of taxable events, the transferring party shall be subject to PRC withholding tax if the certain tax filing conditions are met. Non-filing may result in an administrative penalty varying from 50% to 300% of unpaid taxes. As a result, we and our non-resident enterprises in such transactions may become at risk of being subject to taxation under Announcement 7, and may be required to expend valuable resources to comply with Announcement 7 or to establish that we and our non-resident enterprises should not be taxed under Announcement 7, for any restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for the Company to pursue growth through acquisitions in China.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through agreements control or offshore transactions.

Further, if the business of any target company that the Company seeks to acquire falls into the scope of security review, the Company may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any VIE Agreement. The Company may grow its business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit its ability to complete such transactions, which could affect its ability to maintain or expand its market share.

In addition, SAFE promulgated the Circular on the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 19, on June 1, 2015. Under Circular 19 (partly modified by Huifa No.39 [2019]), registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and the equity investments in the PRC made by the foreign-invested company shall be subject to the relevant laws and regulations about the foreign-invested company’s reinvestment in the PRC. In addition, foreign-invested companies cannot use such capital to make the investments on securities, and cannot use such capital to issue the entrusted RMB loans (except approved in its business scope), repay the RMB loans between the enterprises and the ones which have been transferred to the third party. Circular 19 may significantly limit our ability to effectively use the proceeds from future financing activities as the Chinese subsidiaries may not convert the funds received from us in foreign currencies into RMB, which may adversely affect their liquidity and our ability to fund and expand our business in the PRC.

Governmental control of currency conversion may affect the value of your investment.

Currently, the RMB cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ordinary shares.

The Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

In April 2020, the SEC then-Chairman, Jay Clayton, and PCAOB Chairman, William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. In May 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA” or the “Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. In August 2020, the President’s Working Group on Financial Markets issued a Report on Protecting United States Investors from Significant Risks from Chinese Companies. The Report made five recommendations designed to address risks to investors in U.S. financial markets posed by the Chinese government’s failure to allow audit firms that are registered with the PCAOB to comply with U.S. securities laws and investor protection requirements. Among the recommendations was advice to enhance the listing standards of U.S. exchanges to require, as a condition of initial and continued exchange listing, PCAOB access to main auditor work papers either directly or through co-audits.

On December 2, 2020, the U.S. House of Representatives passed the HFCAA and on December 18, the HFCAA was signed into law. Among other things, the HFCAA amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit the securities of foreign companies from being traded on U.S. securities markets, if the company retains a foreign accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years, beginning in 2021. The Act also requires foreign companies to make certain disclosures about their ownership by governmental entities.

On March 24, 2021, the SEC adopted interim final amendments and on December 2, 2021, the SEC adopted final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Form 20-F and other forms with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a company’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

The lack of access to the audit work paper or other inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of those accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

After SEC issued new disclosure requirements to Chinese companies seeking to list on Nasdaq, SEC approved the Public Company Accounting Oversight Board’s (PCAOB) Rule 6100 establishing framework for determinations under the HFCAA. On December 20, 2021, the SEC’s Division of Corporation Finance (the “Division”) posted an illustrative letter containing sample comments that the Division may issue to China-based companies describing 15 areas where the agency encourages existing and future China-based listings to increase disclosures. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland because of positions taken by PRC authorities in those jurisdictions.

Our independent registered public accounting firm that issued the audit report for our financial statements for 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. However, the recent U.S. legislative and evolving regulatory environments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. The rules and guidelines applicable in the future are unclear and may affect the progress of our application. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. These additional requirements and more stringent criteria to be applied could add potential risks to our business and share price. Investigations under more strict scrutiny brought significant impact to the Company that may materially and adversely affect your stock holdings value, reduces the value of your investment.

Various proceedings and legislative and regulatory developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the market prices of the ordinary shares.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trade, investment, technological exchange and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our borrowers and investors, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

In our business, we collect, store and process certain sensitive data from customers and other business partners. The data that we have processed and stored may make us the target of, and potentially vulnerable to, cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access. While we have not experienced any material business or reputational harm as a result of such breach in the past, there can be no assurance that our security measures to protect such confidential information will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential borrower and investor information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our borrowers and investors could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in June 2017, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our customers of the specific risks and reporting such risks to the relevant competent departments. Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the People’s Republic of China, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On August 20, 2021, the NPC promulgated the Personal Information Protection Law (the “PIPL”), which has come into effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On January 4, 2022, the Cyber Administration of China, together with 12 other departments, promulgated the Cybersecurity Review Measures, or the New CAC Measures, which came into effect on February 15, 2022. According to the New CAC Measures, critical information infrastructure operators purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review. Network platform operators holding personal information of more than 1 million users seeking to be listed abroad must apply for a cybersecurity review as well. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. The new cybersecurity regime in the legislative process may increase compliance standards on our business operation, and thus have a substantial impact on our business. There are substantial uncertainties as to whether and how the CAC’s further actions and the enacted version of the Cybersecurity Review Measures would impact U.S. listed companies like us. It is very likely that our data processing activities within China are regulated under the Cybersecurity Review Measures, which may subject us to cybersecurity review if the PRC governmental authorities deem such activities have affected or may affect national security. If, based on the enacted version of the Cybersecurity Review Measures and other relevant rules and regulations, we will be subject to increased scrutiny regarding data security and data protection, our business, operation, reputation and the price of our securities may be adversely affected. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

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

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, our PRC subsidiaries or VIEs shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Our PRC subsidiaries and VIEs and their employees are required to pay the Employee Benefits.

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

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our subsidiaries and VIEs in the PRC.

We are a holding company incorporated under the laws of the Cayman Islands with limited liability. No dividends have been paid or declared by our Company. The majority of our business operations are conducted through our subsidiaries and VIEs in the PRC and hence, our revenue and profit are substantially contributed by our subsidiaries and VIEs in the PRC.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our subsidiaries and VIEs in the PRC and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries in the PRC to make distributions to us depends upon, among others, their distributable earnings. Under the PRC laws, payment of dividends is only permitted out of accumulated profits according to PRC accounting standards and regulations, and our subsidiaries and VIEs in the PRC are also required to set aside part of its after-tax profits to fund certain reserve funds that are not distributable as cash dividends. Other factors such as cash flow conditions, restrictions on distributions contained in our PRC subsidiaries’ and VIEs’ articles of associations, restrictions contained in any debt instruments, withholding tax and other arrangements will also affect the ability of our subsidiaries and VIEs in the PRC to make distributions to us. These restrictions could reduce the amount of distributions that we receive from our subsidiaries and VIEs in the PRC, which in turn would restrict our ability to pay dividends on the Shares. The amounts of distributions that any of our subsidiaries or VIEs declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries and VIEs, and dividends payable by our PRC subsidiaries to our offshore subsidiaries and may not qualified to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise (“FIE”) generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiaries, YGMZ (Hong Kong) Limited (“MingZhu HK”), Cheyi (Hong Kong) Limited and Yinhua (HK) Limited. Accordingly, they may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated in 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, in February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which sets forth certain detailed factors in determining “beneficial owner” status.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ and VIEs’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect investment activities. SAFE Circular 37 further requires an amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries and VIEs may be prohibited from distributing or transferring their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contribution into our PRC subsidiaries or transfer funds to VIEs. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective from June 2015 and partially repealed on December 30, 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

On March 30, 2015, the SAFE promulgated the Circular 19, which took effect as of June 1, 2015 and partially repealed on December 30, 2019. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the funds out of PRC, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

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

In addition, acts of war and terrorist attacks may cause damage or disruption to our operations, employees, markets or clients, any of which could adversely impact our turnover, cost of sales, overall results and financial condition or the market price of the Shares. Potential war or terrorist attacks may also cause uncertainty and cause the business to suffer in ways that we cannot currently predict.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and VIEs, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

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

As of the date of this annual report, Mr. Jinlong Yang, our founder and chairman of our board of directors, beneficially owns an aggregate of 23.5% of our outstanding ordinary shares.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

As a foreign private issuer, we are permitted to, and we have elected to, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards. For example, Rule 5605 of the Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to obtain shareholder approval for certain issuances of securities. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law we are not required to have a majority of our board consist of independent directors or obtain shareholder approval for certain issuances of our securities. With respect to the foregoing corporate governance requirement, we have elected to follow home country practice. See “Item 16G. Corporate Governance.” We may also elect to rely on home country practice to be exempted from other corporate governance requirements. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 1971. The telephone number for our service agent is: (302) 738-6680

The Company was incorporated on January 2, 2018 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to our initial public offering, we were owned by three entities and one individual: (i) Alpha Global (BVI) Limited, a company formed under the laws of the British Virgin Islands and wholly-owned by Jinlong Yang, our Chairman and Chief Executive Officer; (ii) Excelsior Investment Limited (Hong Kong), a company formed under the laws of Hong Kong and wholly-owned by Gui Ling Guo, a director and the Vice Chair of the board of directors of MingZhu and (iii) Exquisite Elite Limited (BVI), a company formed under the laws of the British Virgin Islands, with 86% of its equity interest owned by Zhuo Wang, our director. We began our operations in China in 2002 and currently conduct our business through our subsidiaries and VIEs.

We currently have 11 wholly-owned subsidiaries, including MingZhu Investment Limited, a company formed under the laws of the British Virgin Islands (“MingZhu BVI”), MingZhu HK, a limited liability company formed under the laws of Hong Kong, Cheyi (BVI) Limited, a British Virgin Islands company (“Cheyi BVI”), YINHUA (BVI) LIMITED, a British Virgin Islands company (“Yinhua”), Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Each of our five operating subsidiaries is a company formed under the laws of the PRC. Zhejiang CheYi Network Technology Co., Ltd. (“CheYi Network”) and Hainan Zhisheng Car Services Co., Ltd. are consolidated variable interest entities (each “VIE”, together, “VIEs”) of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (“MingZhu Management”), which is engaged in the business of transportation and supply chain management services.

A reorganization of our legal structure was completed in April 2018. On April 13, 2018, the former shareholders transferred their 100% ownership interest in MingZhu to MingZhu HK, which is 100% owned by the Company through MingZhu BVI. In consideration of such transfer, the Company issued 1,000 ordinary shares to the former shareholders of MingZhu. After the reorganization, the Company owns 100% of the equity interests of MingZhu BVI, MingZhu HK and MingZhu. The controlling shareholder of the Company is same as that of MingZhu prior to the reorganization.

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

On March 12, 2021, the Company closed its direct public offering of 3,333,335 Units, with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share. The Company sold the Units at a price of $6.00 per Unit. The Company received gross proceeds from the Offering, before deducting estimated offering expenses payable by the Company, of approximately $18,000,000.

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

Recent Developments

On December 29, 2021, we entered into a Share Purchase Agreement with Cheyi BVI which operates its business through its VIE, CheYi Network, an integrated online car-hailing and driver management services company, and each of shareholders of Cheyi BVI.

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $12,756,000 with $4.00 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

CheYi Network was established in December 2015 as a comprehensive automobile service platform, providing a full range of services to the automotive industry. CheYi Network has built an integrated business platform with more than 6,000 vehicles and drivers for ride hailing services under management. Its vehicles and drivers provide services to major mobility technology platforms, such as SAIC Mobility and T3 Mobility. The acquisition is expected to offer our customers additional platform enhancements, and directly fits with our acquisition strategy, which includes adding financially accretive, best-of-breed companies and products.

On December 31, 2021, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% shares outstanding of the Cheyi BVI, and we issued 3,189,000 ordinary shares and paid $2,000,000 to the sellers.

On March 14, 2022, we entered into a Share Purchase Agreement with Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua.

Under terms of the share purchase agreement, we shall pay $18,302,500 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $15,304,000 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing $4.00 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Founded in 2018, Yinhua provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Yinhua develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs. We expect this acquisition to be immediately accretive to our revenue, gross margin and net income.

On March 18, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% shares outstanding of the Yinhua, and we issued 3,826,000 ordinary shares and paid $1,000,000 to the sellers.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

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

As of the date of this annual report, we operate a truckload fleet with 102 tractors and 55 trailers, all of which are owned by us. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC.

Our customers primarily include sizeable logistics companies, freight forwarders and warehouse operators in the PRC. During the years ended December 31, 2021, 2020 and 2019, we had 67, 48 and 40 customers, respectively, and sales to our top five customers accounted for approximately 49.4%, 78.2% and 66.7%, respectively.

We generate revenue from our trucking service business. Our total revenue was $17,358,914, and $18,793,951 for years ended December 31, 2021 and 2020, respectively, representing a decrease of approximately 7.6%. For the years ended December 31, 2021 and 2020, 84.5% and 72.0% of our total revenue, respectively, was generated from the Guangdong province, whilst 15.5% and 28.0% were generated from the Xinjiang province, respectively. The following table sets forth the breakdown of our revenue generated from our trucking services from the regional terminals in Guangdong and Xinjiang during the past two fiscal years:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Revenue	%	Revenue	%
Terminal 1 GUANGDONG
Across different provinces and within Guangdong province	$14,662,029	84.5	$13,522,929	72.0

Terminal 2 XINJIANG
Within Xinjiang province	$2,696,885	15.5	$5,271,022	28.0
Total	$17,358,914	100	$18,793,951	100

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

On December 29, 2021, we entered into a Share Purchase Agreement with Cheyi BVI which operates its business through the VIE, CheYi Network, an integrated online car-hailing and driver management services company, and each of shareholders of Cheyi BVI. On December 31, 2021, the parties completed the transaction. CheYi Network was established in December 2015 as a comprehensive automobile service platform, providing a full range of services to the automotive industry. CheYi Network has built an integrated business platform with more than 6,000 vehicles and drivers for ride hailing services under management. Its vehicles and drivers provide services to major mobility technology platforms, such as SAIC Mobility and T3 Mobility.

On March 14, 2022, we entered into a Share Purchase Agreement with Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua. On March 18, 2022, the parties completed the transaction. Founded in 2018, Yinhua provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Yinhua develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs. We expect this acquisition to be immediately accretive to our revenue, gross margin and net income.

Competitive Advantages

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

Substantial Industry Experience

We are an established trucking services provider with over 19 years of operation in the transportation industry in the PRC. As of the date of this annual report, we are able to mobilize a sizeable fleet of 102 tractors and 55 trailers, and coupled with our subcontractors, we are able to provide a fleet of 200 tractors and 200 trailers on a stable basis. We have approximately 120 drivers who can travel an average of approximately 52,700 kilometers per day, with a maximum capacity of approximately 65,000 kilometers per day. The size of our fleet has allowed us to cater to the needs of all our customers in a timely manner.

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

Long-Standing Relationship with Our Sizeable and Reputable Customers in the PRC

Our focus on providing quality services has enabled us to establish a strong customer base across different industries. During the years ended December 31, 2021, 2020 and 2019, we had 67, 48 and 40 customers, respectively.

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

Experienced and Motivated Management Team

We believe that the extensive industry expertise and experience of our management team is essential to our success. Our senior management team has an average of approximately 13 years of experience with our company and 17 years of experience in the transportation industry in the PRC. We believe that the experience and knowledge of our management team would enable us to keep abreast of our competitiveness and market landscape from time to time, recognize the needs of our customers more readily and manage our operations, specifically, labor and vehicle deployment, more efficiently.

Sizable Fleet Consisting of Over 100 Tractors and 50 Trailers

As of the date of this annual report, we have a fleet of 102 tractors and 55 trailers that provide our trucking services. We have also established business relationships with a number of external transportation companies located in the PRC for the provision of trucking services to our customers, which enable us to mobilize 200 tractors and 200 trailers at one time. We strategically prioritize deploying our own transportation vehicles for dedicated trucking services. These are contracts with customers that have more routine schedule and routes.

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

2)	Upgrade and replace our existing transportation vehicles to minimize downtime and disruption of our trucking services

Of our current fleet of tractors, less than five tractors are due for replacement as these tractors have an average remaining useful life of approximately six to eight years. On the other hand, of our current fleet of trailers, approximately 11 trailers are due for replacement as these trailers have an average remaining useful life of approximately four to eight years. It would be costly to maintain older transportation vehicles due to the insurance costs incurred, the higher maintenance and repairs costs and the higher chance of breaking down. The breakdown of older transportation vehicles will possibly result in downtime causing disruption to the provision of our trucking services.

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

During the last two years, we have begun to execute our geographic expansion strategy by entering the Xinjiang region. Xinjiang is a market and geographic region that has experienced high demand but has been largely untapped by our competitors. Located in far-western China, Xinjiang houses a crucial segment of the Silk Road leading to Euroasia. Since its value-added tax reform in May 2018, the business environment in Xinjiang has become ideal for businesses to operate. Furthermore, Xinjiang’s road mileage has been increasing steadily from 165.9 thousand kilometers in 2012 to 182.1 thousand kilometers in 2016. Xinjiang is expected to grow in this area under the “One Belt, One Road” initiative of the PRC government. The volume of road freight in Xinjiang has increased from 519 million tons in 2012 to 651.4 million tons in 2016, equating to a compound annual growth rate of 5.8%, largely a result of continuous road upgrading and economic development in the area.

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

The transportation industry is currently highly fragmented which highlights the opportunities available for mergers and acquisitions. As mentioned, growing the size of our operations will allow us to gain significant competitive advantage. Given the size of our business and experience, we expect any future acquisitions to be integrated into our business more easily. As of the date of this annual report, we are not a party to any agreement or understanding with respect any such acquisitions or alliances.

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

Our Service Engagement

We obtain our service engagements with our customers by way of (i) quotation or (ii) a tendering process. The following table sets forth the revenue generated by quotations and by tenders during the years ended December 31, 2021, and 2020.

	For the year ended December 31, 2021		For the year ended December 31, 2020
	Revenue	%	Revenue	%
By quotations	$16,874,408	97.2	$7,862,504	88.4
By tenders	484,506	2.8	1,010,468	11.6
Total	$17,358,914	100	$8,872,972	100

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

Our Fleet

Our trucking services are mainly carried out by our self-owned vehicle fleet, which comprises of 102 tractors and 55 trailers. In line with the PRC government’s 13th five-year-plan on natural gas development, we have also invested in 56 LNG transportation vehicles which have enabled us to reduce carbon emissions which falls in line with both our goals and the nation’s policy. In addition, we install GPS systems in our vehicles that enables the operations team to track the location of the vehicle in real-time. This not only improves safety for our drivers but also provides for better record keeping and updating for our customers. In addition, we have invested in vehicles with the “drop and hook” technology. The service allows our customers to preload the trailers with their goods so our drivers do not need to wait for the goods to be loaded upon arrival at their designated location. This decreases the driver’s downtime and increases vehicle turnaround speed. In addition, our vehicles are all insured against losses and damages for both our drivers and third parties, and regular maintenance programs have been put in place to ensure our vehicles are always in their best condition for our drivers.

Tractor

Trailer

Customers

Our customers are mainly sizeable third-party logistics companies, freight forwarders, warehouse operators, and other supply chain service providers in the PRC.

Our Relationship with Major Customers

During the years ended December 31, 2021, 2020 and 2019, sales to our top five customers accounted for approximately 49.4%, 78.2% and 66.7%, respectively. We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

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

Our Supply

The supplies we need for our trucking service business mainly include insurance, tires, vehicles, fuel oil and gas. Our major suppliers for the past two years include China Petrochemical Marketing Co. Ltd. Huizhou Branch, Shenzhen Xinguoji Automobile Co., Ltd., Shenzhen Xuntongda Electronics Co., Ltd. and Shenzhen Branch of China Pacific Property Insurance Co., Ltd.

Our Supply Sources

Several external factors affect the transportation industry, specifically operational costs. The most notable ones are manpower, fuel, and rubber. China has been seeing a shortage of drivers. Drivers holding the A2 driving license are in most demand as they are able to drive heavy trucks and trailer-towing vehicles. Due to the shortage and high turnover of A2 drivers, their salaries have seen a continuous increase over the recent years.

Chinese diesel prices are closely linked to international crude oil and domestic supply and demand. Diesel prices took a dip in 2016, but have since stabilized. Decreasing diesel prices from 2012 to 2017 were due to a slowdown in China’s economic growth, raised interest rates, and higher oil production levels from the US and Iran. We believe the impact of fuel prices will be lessened by our investment into vehicles powered by Liquefied Natural Gas (“LNG”) and our strategy to enter the intermodal rail business.

In addition, rubber is a main component of our vehicle tires. Due to an oversupply of rubber, prices largely decreased from 2012 to 2015. After which, prices have risen due to a decline in rubber production.

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

To ensure vehicular safety, we have implemented a regular vehicle maintenance regime for our tractors and trailers. All tractors and trailers in our fleet are subject to regular inspection as regulated by a third-party vehicle inspection company with the view that vehicles that are not roadworthy can be a potential hazard to other road users and that regular inspections help to minimize vehicular breakdowns and road accidents. We have spent approximately RMB 6.2 million (approximately $961,055), RMB 4.3 million (approximately $615,806) and RMB 2.6 million (approximately $378,958) on vehicle repair and maintenance, respectively, for the years ended December 31, 2021, 2020 and 2019.

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

We believe that the foregoing measures have contributed to our quality service and low accident rate. During the years ended December 31, 2021, 2020 and 2019, we encountered 13, 19 and 15 accidents, representing approximate 0.1%, 0.1% and 0.1%, respectively, of total trips in such year.

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

 Subcontracting Arrangement

During the past two fiscal years, we engaged a pool of 26 external transportation companies as our subcontractors. We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their services. We place orders to these subcontractors on a back-to-back basis, which means that, once we have entered into any service agreements with our customers, we will allocate the work to the subcontractors and pass along the relevant information to them. Such back-to-back arrangements can ensure the quality and quantity of the trucking services rendered by our subcontractors are in compliance with our customers’ requirements. Our subcontractors will then arrange for an appropriate number of vehicles for performing the agreed trucking services. Apart from the above, we also implement a series of measures to ensure that the delivery services provided by our subcontractors can fulfil the requirements of our customers. See “– Quality Control.”

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

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
27th floor, Yantian Modern Industry Service Center, No.3018, Shayan Road, Yantian District, Shenzhen City, Guangdong Province, PRC	2,095.61	Five years (November 21, 2018 to November 20, 2023)	Office
Room 2307 and Room 2308, Unit A, Building 1, Haitongju, Zhongqing 1st road, Yantian District, Shenzhen City, Guangdong Province, PRC	99.04	Three years (September 1, 2021 to August 31, 2024)	Staff Accommodation

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

Employees

We had 81 full-time employees as of December 31, 2021. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2021:

Function	Number of Employees
Management	6
Administrative and Accounting	9
Safety and Technique	4
Transportation and Delivery Operations	6
Drivers	56
Total	81

Trucking services requires a large labor workforce. As of the date of this annual report, we have employed a total of 56 drivers, accounting for roughly 70% of our total workforce. Our turnover rates are low compared to industry standards. Our core management team have remained onboard for over 12 years. Our team has shown a proven track record of growth and cost control.

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

In addition to our 4A-grade accreditation, we have also been recognized as a Green Card Enterprise according to the qualitative assessments of Four Rates system set by the Shenzhen Bureau of Transportation in 2007 and 2008. Furthermore, we have received the following awards and recognitions that are notable within the industry:

Year of Award	Recipient	Award	Awarding organization or authority
2019	MingZhu	2018 Shenzhen National Road Traffic Safety Advanced Unit	Shenzhen Public Security Bureau Traffic Police Station
2017	MingZhu	Guangdong Province Road General Freight Transport Enterprise Integrity Evaluation AAA (Excellent)	Guangdong Provincial Department of Transportation
2017	MingZhu	Yantian District Advanced Enterprises with Harmonious Labor Relations	Shenzhen Yantian District Labor Relations Coordination Committee
2016	MingZhu	Advanced Unit of Transportation Safety Production	Shenzhen Port and Freight Transport Administration
2014	MingZhu	Outstanding Contribution Award	Yantian Chamber of Logistics
2010	MingZhu	Excellent Enterprise	Shenzhen Municipal Transportation Bureau and Shenzhen Container Trailer Transport Association
2009	MingZhu	Shenzhen Advanced Unit for Transportation Safety Production	Shenzhen Municipal Transportation Bureau]

Legal Proceedings

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applied for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case has not yet been held.

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

Overseas Listings

Under the M&A Rules, were jointly adopted by six PRC regulatory authorities, including CSRC, in August 2006, and most recently amended in June 2009, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into an FIE, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into an FIE; or (ii) a foreign investor establishes an FIE which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish an FIE. According to the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required.

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

According to the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises which was promulgated by SAT on February 3, 2015 and came into effect on the same day, revised in October 2017 and December 2017, where a non-resident enterprise indirectly transfers equities and other assets of a PRC resident enterprise to avoid the EIT payment obligation by making an arrangement with no reasonable business purpose, such indirect transfer shall be redefined and recognized as a direct transfer in accordance with the provisions of the EIT Law. Where the EIT on the income from the indirect transfer of real estate or equities shall be paid in accordance with the provisions of this Announcement, the entity or individual that directly assumes the obligation to make relevant payments to the transferor according to the provisions of the relevant laws or as agreed upon in the contract shall be the withholding agent. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37), which came into effect on December 1, 2017 and revised in June 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Air freight business is also regulated by the Customs Law of the People’s Republic of China (Revised in 2017), the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities (Revised in 2018), the Law of the People’s Republic of China on Imported and Exported Commodities Inspection (Revised in December 2018) and its Implementing Regulations revised in 2019. Pursuant to the Customs Law of the People’s Republic of China (Revised in 2017) revised by the NPC on April 11, 2017, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. On April 16, 2018, the General Administration of Customs circulated the Announcement on Matters relating to the Consolidation of Enterprises’ Qualifications for Customs Declaration and Declaration for Inspection and Quarantine (“Announcement 28”), the record-filing for declaration agencies for inspection and quarantine and the registration for customs declaration enterprises will be consolidated into the registration for customs declaration enterprises. From April 20, 2018, an enterprise will simultaneously become qualified for the customs declaration and the declaration for inspection and quarantine, once it has registered itself or filed a record with the customs and the customs will approve and issue the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity and the Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine affixed with its special seal for registration and record-filing to the registered or recorded enterprise simultaneously. On October 26, 2018, the General Administration of Customs circulated the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration (“Announcement 143”), according to which, from October 29, 2018, the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity issued by the customs to the customs declaration enterprise that has completed the registration automatically reflects the two qualifications for customs declaration and the declaration for inspection and quarantine. The original “Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine” and “Registration Form for Entry-Exit Inspection and Quarantine Reporters” will no longer be issued. Any enterprises engaged in the business of making customs declarations and making the declaration for inspection and quarantine as an agent should obtain relevant certificate and make filings for customs declaration persons as prescribed by the foresaid regulations.

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

4.C. Organizational Structure

Our Subsidiaries and VIEs

The Company was incorporated on January 2, 2018 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to our initial public offering completed on October 20, 2020, we were owned by three entities and one individual: (i) Alpha Global (BVI) Limited, a company formed under the laws of the British Virgin Islands and wholly-owned by Jinlong Yang, our Chairman and Chief Executive Officer; (ii) Excelsior Investment Limited (Hong Kong), a company formed under the laws of Hong Kong and wholly-owned by Gui Ling Guo, a director and the Vice Chair of the board of directors of MingZhu and (iii) Exquisite Elite Limited (BVI), a company formed under the laws of the British Virgin Islands, with 86% of its equity interest owned by Zhuo Wang, our director. We began our operations in China in 2002 and currently conduct our business through our subsidiaries and VIEs.

We currently have 11 wholly-owned subsidiaries, including MingZhu BVI, MingZhu HK, a limited liability company formed under the laws of Hong Kong, Cheyi BVI, Yinhua, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Our five operating subsidiaries are companies formed under the laws of the PRC. CheYi Network and Hainan Zhisheng Car Services Co., Ltd. are VIEs of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of MingZhu Management, which is engaged in the business of transportation and supply chain management services.

A reorganization of our legal structure was completed in April 2018. On April 13, 2018, the former shareholders transferred their 100% ownership interest in MingZhu to MingZhu HK, which is 100% owned by the Company through MingZhu BVI. In consideration of such transfer, the Company issued 1,000 ordinary shares to the former shareholders of MingZhu. After the reorganization, the Company owns 100% equity interests of MingZhu BVI, MingZhu HK and MingZhu. The controlling shareholder of the Company is same as that of MingZhu prior to the reorganization. On December 31, 2021 the Company acquired 100% shares outstanding of Cheyi BVI. On March 18, 2022, the Company acquired 100% shares outstanding of Yinhua.

Organizational Structure Chart

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries and VIEs.

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

5.A. Operating Results

Overview

General

We are a trucking service provider in China with over 18 years of experience in the transportation industry. We formed our first operating subsidiary in 2002 to engage in the business of trucking services and subsequently formed four other wholly-owned subsidiaries. Our current operations are conducted through our subsidiaries and VIEs. We have been accredited by the China Federation of Logistics and Purchasing as a 4A-grade trucking service provider.

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

As of the date of this annual report, we operate a truckload fleet with 102 tractors and 55 trailers, all of which are owned by us. Given the large scale of our fleet, we offer both network density and broad geographic coverage to meet our customers’ diverse transportation needs within the PRC.

Our customers primarily include sizeable logistics companies, freight forwarders and warehouse operators in the PRC. During the years ended December 31, 2021 2020 and 2019, sales to our top five customers accounted for approximately 49.4%, 78.2% and 66.7%, respectively.

Our total revenue was $17,358,914 for the year ended December 31, 2021, a decrease of $1,435,037 or approximately 7.6%, compared to revenues of $18,793,951 for the year ended December 31, 2020. Total revenues for 2020 had decreased by $10,616,599 or approximately 36.1%, as compared to revenues of $29,410,550 for the year ended December 31, 2019. For the years ended December 31, 2021, 2020 and 2019, 84.5%, 72.0% and 51.7% of our total revenue, respectively, was generated from the Guangdong province, whilst 15.5%, 28.0% and 48.3% were generated from the Xinjiang province, respectively. We recorded a loss from operations of approximately $487,804 for the year ended December 31, 2021. We recorded an income from operations of approximately $1,411,812 and $2,675,066 for the years ended 2020 and 2019, respectively.

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

On March 12, 2021, the Company closed a registered direct public offering of 3,333,335 Units, with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share. The Company sold the Units at a price of $6.00 per Unit. The Company received gross proceeds from the Offering, before deducting estimated offering expenses payable by the Company, of approximately $18,000,000.

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

Recent Developments

On December 29, 2021, we entered into a Share Purchase Agreement with Cheyi BVI which operates its business through CheYi Network, an integrated online car-hailing and driver management services company, and each of shareholders of Cheyi BVI.

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $12,756,000 with $4.00 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

CheYi Network was established in December 2015 as a comprehensive automobile service platform, providing a full range of services to the automotive industry. CheYi Network has built an integrated business platform with more than 6,000 vehicles and drivers for ride hailing services under management. Its vehicles and drivers provide services to major mobility technology platforms, such as SAIC Mobility and T3 Mobility. The acquisition is expected to offer our customers additional platform enhancements, and directly fits with our acquisition strategy, which includes adding financially accretive, best-of-breed companies and products.

On December 31, 2021, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% shares outstanding of the Cheyi BVI, and we issued 3,189,000 ordinary shares and paid $2,000,000 to the sellers.

On March 14, 2022, we entered into a Share Purchase Agreement with Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua.

Under terms of the share purchase agreement, we agreed to pay $18,302,500 in exchange for 100% of the equity of Yinhua. Of the total consideration to be paid, $15,304,000 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing $4.00 per ordinary share, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Founded in 2018, Yinhua provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Yinhua develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs. We expect this acquisition to be immediately accretive to our revenue, gross margin and net income.

On March 18, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares outstanding of the Yinhua, and we issued 3,826,000 ordinary shares and paid $1,000,000 to the sellers.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

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

Major Customers Demand

During the years ended December 31, 2021, 2020 and 2019, sales to our top five customers accounted for approximately 49.4%, 78.2% and 66.7%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

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

Driver Capacity and Wage Cost

We recognize that our professional driver workforce is one of our most valuable assets. Drivers who hold A2 driving license are the most needed manpower of the Chinese trucking service market. Drivers with an A2 driving license are allowed to drive heavy trucks, trailer-towing vehicles and semi-trailer towing vehicles. As of the date of this annual report, we have 56 A2 drivers in our fleet. Changes in the demographic composition of the workforce, alternative employment opportunities that become available in the economy, and individual drivers’ desire to be home more frequently can affect the availability of drivers, including by increasing the wages our drivers require. Driver shortages impact both our ability to serve customers and driver wages paid to attract and retain drivers and can have a material adverse effect on our operations and profitability.

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

●	The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Decrease in Customer Demand. Our customers were negatively impacted by the COVID-19 pandemic and the demand for transportation has largely diminished. The revenue for the first half of 2020 was decreased by 8.2%. However, no customer contract has been terminated due to COVID-19 pandemic. Our subcontractors have been negatively impacted by the COVID-19 pandemic, but the trucks provided by our subcontractors are still able to satisfy the needs required.

●	Extended Collection Time and Increase in Bad Debt. Our customers may require additional time to pay us which may require us to record additional bad debt. A total of $136,602 accounts receivable had been written off during the year 2021. We are currently working with our customers for payments and will monitor our collection closely.

●	Shortage of Drivers. Due to the travel restrictions imposed by the local governments, some of our drivers in Xinjiang region have not been able to get back on road for work. However, such shortage of drivers did not have significant impact on our services, because our subcontractors were more than capable to provide services to our customers.

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

British Virgin Islands

MingZhu BVI, Cheyi BVI and Yinhua BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MingZhu HK, Cheyi (Hong Kong) Limited, and Yinhua (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws.] The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, MingZhu HK, Cheyi (Hong Kong) Limited, and Yinhua (HK) Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

The Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on January 17, 2019 jointly issued Cai Shui 2019 No. 13. This clarified that from January 1, 2019 to December 31, 2021, eligible small enterprises whose first RMB 1,000,000 of annual taxable income is eligible for 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e. effective rate is 10%). For the year ended December 31, 2020, MingZhu Pengcheng was eligible to employ this policy.

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

 For the Years Ended December 31, 2021 and 2020

Results of Operations

The following table summarizes the results of our operations for the year ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31			Change
	2021	2020	Change	(%)
REVENUES	$17,358,914	$18,793,951	$(1,435,037)	-7.6%

COSTS AND EXPENSES
Transportation costs	15,428,131	16,010,644	(582,513)	-3.6%
General and administrative expenses	2,050,954	1,321,412	729,542	55.2%
Sales and marketing expenses	367,633	50,083	317,550	634.0%
Total costs and expenses	17,846,718	17,382,139	464,579	2.7%

(LOSS) INCOMEX FROM OPERATIONS	(487,804)	1,411,812	(1,899,616)	-134.6%

OTHER (EXPENSES) INCOME
Interest expenses	(396,188)	(374,048)	(22,140)	5.9%
Other expenses	(360,032)	(65,828)	(294,204)	446.9%
Other income	441,025	176,802	264,223	149.4%
Total other (expenses) Income, net	(315,195)	(263,074)	(52,121)	19.8%

INCOME (LOSS) BEFORE INCOME TAXES	(802,999)	1,148,738	(1,951,737)	-169.9%

PROVISION FOR INCOME TAXES	135,414	366,442	(231,028)	-63.0%

NET (LOSS) INCOME	$(938,413)	$782,296	$(1,720,709)	-220.0%

Revenues

Our revenues are primarily derived from transportation services. Total revenues decreased by $1,435,037, or 7.6%, to $17,358,914 for the year ended December 31, 2021 as compared to $18,793,951 for the year ended December 31, 2020. The decrease was mainly attributable to the diminished customer demands in Xinjiang province during Covid-19 pandemic. With daily life in China gradually returning to normal since April 2020, our business related to logistics industry has gone back to normal as well. However, new cases found in Xinjiang province has caused the implementation of heavy lockdowns from time to time. Consequently, the management relocated trucks and trailers to other regions. The management will follow the development of the pandemic in Xinjiang province. We have planned to return Xinjiang province in second quarter of year 2022.

Our operations are primarily based in the PRC, where we derive all of revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31			Change
	2021	2020	Change	(%)
Guangdong province	$14,662,029	$13,522,929	$1,139,100	8.4%
Xinjiang province	2,696,885	5,271,022	(2,574,137)	-48.8%
Total revenues	$17,358,914	$18,793,951	$(1,435,037)	-7.6%

Our revenue was primarily generated from Guangdong province and Xinjiang province in the PRC, which accounted for approximately 84.5% and 15.5% of our total revenue for the year ended December 31, 2021, respectively, and approximately 72.0% and 28.0% of our total revenue for the year ended December 31, 2020, respectively. Through reasonable and effective allocation of our resources, we expect that our revenue will grow in both Guangdong and Xinjiang provinces.

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

The revenue generated from Guangdong province increased by 8.4% or $1,139,100 to $14,662,029 for the year ended December 31, 2021 compared with the revenue of $13,522,929 generated from Guangdong province for the year ended December 31, 2020.

Revenue from Xinjiang province

Revenue from Xinjiang province is primarily comprised of transportation services within the Xinjiang province. Services are mostly completed within approximately 24 hours. Revenue is recognized over the requisite transit period as the customer’s goods move from origin to destination, and the delivery note is signed by both parties.

The revenue generated from Xinjiang province decreased by 48.8% or $2,574,137 to $2,696,885 for the year ended December 31, 2021 compared with the revenue of $5,271,022 generated from Xinjiang province for the year ended December 31, 2020. The decrease was mainly due to the relocation of our fleet, we assigned some of our vehicles out of Xinjiang and served our customers in other regions.

Cost and Expenses

The costs and expenses of our transportation services consist of transportation costs, general and administrative expenses, provision for doubtful accounts and sales and marketing expenses.

	For the year ended December 31			Change
	2021	2020	Change	(%)
COSTS AND EXPENSES
Transportation costs	$15,428,131	$16,010,644	$(582,513)	-3.6%
General and administrative expenses	2,050,954	1,321,412	729,542	55.2%
Sales and marketing expenses	367,633	50,083	317,550	634.0%
Total costs and expenses	$17,846,718	$17,382,139	$464,579	2.7%

Total costs and expenses increased by $464,579, or 2.7%, to $17,846,718 for the year ended December 31, 2021 as compared to $17,382,139 for the year ended December 31, 2020. This increase was primarily due to an increase of sales and marketing expenses as we intend to improve our public image and gain more public exposures and the professional fees in relation with the private placement and acquisitions of Cheyi BVI and Yinhua BVI.

Transportation Costs

Transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repair expenses, subcontractor fees, depreciation expenses and others expenses.

	For the year ended December 31, 2021	For the year ended December 31, 2020	Change	Change (%)
Transportation costs
Drivers wages	$1,100,255	$1,138,892	$(38,637)	-3.4%
Fuel expenses	2,054,751	1,890,211	164,540	8.7%
Highway bridge expenses	2,471,331	1,134,593	1,336,738	117.8%
Insurance expenses	299,278	240,167	59,111	24.6%
Subcontractor fees	7,417,479	9,700,739	(2,283,260)	-23.5%
Depreciation expenses	1,019,756	1,084,025	(64,269)	-5.9%
Maintenance and repair expenses	961,055	615,806	345,249	56.1%
Others expenses	104,226	206,211	(101,985)	-49.5%
Total transportation costs	$15,428,131	$16,010,644	$(582,513)	-3.6%

Subcontractor fees decreased by approximately $2,283,260, or 23.5%, to $7,417,479 for the year ended December 31, 2021 as compared to $9,700,739 for the year ended December 31, 2020. The decrease in the subcontractor fees was mainly a result of the decrease of revenue and increase use of our self-owned vehicles.

General and Administrative Expenses

For the year ended December 31, 2021, we incurred total general and administrative expenses in the amount of $2,050,954, which was mainly comprised of professional fees of $1,132,464, salary expenses of $460,595, rental expenses of $159,185, provision for doubtful account of $140,204 and others expenses of $158,506.

For the year ended December 31, 2020, we incurred total general and administrative expenses in the amount of $1,321,412, which was mainly comprised of professional fees of $301,121, salary expenses of $318,633, rental expenses of $120,106, provision for doubtful account of $82,647 and others expenses of $498,905.

General and administrative expenses increased by $729,542 to $2,050,954 for the year ended December 31, 2021 as compared to $1,321,412 for the year ended December 31, 2020, which was primarily due to increase professional fees including fess in relation with the private placement and acquisition of Cheyi BVI and Yinhua BVI.

Other (Expenses) Income

For the year ended December 31, 2021 and 2020, the other income and expenses primarily consisted of net rental income from renting out spare office space and property, interest expenses and others. Total interest expenses were increased by $22,140, or 5.9%, to $396,188 for the year ended December 31, 2021 as compared to $374,048 for the year ended December 31, 2020, and the other income were increased by $264,223.

Gross Profit and Gross Margin

Our gross profit is equal to the difference between our revenues and our transportation costs. Our gross profit decreased 30.6% to $1,930,783 during the year ended December 31, 2021, from $2,783,307 for the same period in 2020. For the years ended December 31, 2021 and 2020, our gross margin was 11.1% and 14.8%, respectively. The decrease of gross margin was primarily due to the increase of highway and bridge expenses when we relocated our fleet to regions other than Xinjiang. The increased price of fuel is another key factor that decreased our gross profit.

(Loss) Income from Operations

We experienced a loss from operations for the year ended December 31, 2021 of $487,804, a decrease of 134.6% as compared to approximately $1,411,812 of income from operation for the same period in 2020. As a percentage of a net sales, operating income or loss decreased from 7.5% to -2.8% during the year ended December 31, 2021.

Net (Loss) Income

As a result of the foregoing, our net loss totaled approximately $938,413 for the year ended December 31, 2021, as compared to a net income of approximately $782,296 for the year ended December 31, 2020, representing a decrease of 220.0%.

For the Years Ended December 31, 2020 and 2019

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

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), effective as of January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have material impact on the Company’s consolidated financial statements.

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

The Company’s performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unbilled amounts and accrued freight costs for freight shipments in transit. As of December 31, 2021, the Company had $35,727 of unbilled amounts recorded in accounts receivable and $31,754 of accrued freight costs recorded in accounts payable.

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

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021, 2020 and 2019, no impairment of long-lived assets was recognized

Related Party

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

FASB issued authoritative guidance that clarifies considerations relating to the consolidation of certain entities. The guidance requires identification of the Company’s participation in VIE, which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operation on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. That, for entities identified as a VIE, the guidance sets forth a model to evaluate potential consolidation based on an assessment of which party to a VIE, if any, bears a majority of the exposure to expected losses, or stand to gain from majority of its expected returns. The guidance also sets forth certain disclosure regarding interests in a VIE that are deemed significant even if consolidation is not required. This item is discussed in further detail in Note 12 – Related Party Transactions.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 - Leases (Topic 842). Under the new guidance, a lessee is required to recognize lease liabilities and corresponding right-of-use assets, initially measured at the present value of lease payments, on the balance sheet for operating leases with terms greater than one year. Lessor accounting remains largely unchanged from existing lease accounting. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If the lessee makes the election, the lessee would recognize lease expense on a straight-line basis over the lease term. This ASU is effective in annual reporting periods beginning after December 15, 2018 and the interim periods within that fiscal year. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

In June 2016, the FASB issued ASU 2016-13,” Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

In January 2017, the FASB issued ASU No. 2017-04 (Topic 350) Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU will be applied on a prospective basis and is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted for any impairment tests performed after January 1, 2017. T The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

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

In June 2018, the FASB issued ASU No. 2018-07 – Compensation – Stock Compensation (Topic 718). The ASU was issued as part of its Simplification Initiative to reduce costs and complexities of financial reporting. ASU No. 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Currently, share-based payments transactions to nonemployees are measured at fair value and remeasured at each reporting date through the date of final vesting. This ASU changes the guidance related to the determination of the measurement date. Under the new guidance, equity-classified awards would be measured at the grant date. This ASU is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years. Early adoption is permitted if financial statements have not yet been issued. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

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

For the year ended December 31, 2021, we had a cash flow used in operating activities of $23,784,162 as compared to a cash used in operating activities of $890,209 for the year ended December 31, 2020. As of December 31, 2021, and 2020, we had cash of $5,752,117 and $11,605,625, respectively, and our working capital was $5,308,150 and $17,696,726, respectively. The decrease of $12,388,576 in working capital was mainly due to the acquisition completed and the business cooperation during year 2021.

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

Cash Flows

For the Year ended December 31, 2021 and 2020

The following summarizes the key components of our cash flows for the year ended December 31, 2021 and 2020:

	For the Year ended December 31,
	2021	2020
		Reclassification*
Net cash used in operating activities	$(23,784,162)	$(890,209)
Net cash provided by (used in) investing activities	1,277,584	(156,029)
Net cash provided by financing activities	16,664,547	12,313,376
Effect of exchange rate change on cash	(11,477)	114,980
Net (decrease) increase in cash	(5,853,508)	11,382,118
Cash, cash equivalents and restricted cash at beginning of the period	11,605,625	223,507
Cash, cash equivalents and restricted cash at end of the period	$5,752,117	$11,605,625

*	Comparative amounts of $11,416,940 is reclassified from other receivables to loans receivables for consistency. Since the amounts are reclassification within the operating activities, thus the reclassification did not have any effect on the net cash used in operating activities.

Operating Activities

Net cash used in operating activities was $23,784,162 for the year ended December 31, 2021 and was primarily attributable to (i) net loss of $938,413, (ii) various non-cash item of $1,742,854 including gain on disposal of vehicles, provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred tax benefit, (iii) a $1,633,476 decrease in accounts receivable, (iv) a $3,444,875 decrease in other receivables,. This net cash inflow is partially offset by (i) a $3,838,690 increase of prepayment, (ii) a $11,070,827 increase in loans receivable, (iii) a $29,269 increase in deposits, (iv) a $874,843 decrease of accounts payable, (v) a $2,989,501 decrease of others payable and accrued liabilities and (vi) a $1,422,362 decrease in tax payables.

For the year ended December 31, 2021, we had a cash flow used in operating activities of $23,784,162 as compared to a cash provided by operating activities of $890,209 for the year ended December 31, 2020. The change was mainly contributable to the increase of deposits and the decrease of others payable and accrued liabilities.

Investing Activities

Net cash used in investing activities was $1,277,584 for the year ended December 31, 2021 and was mainly attributable to the purchase of equipment and the transfer of ownership of a subsidiary. As compared to the cash used in investing of $156,029 for the year ended December 31, 2020, the increase of $1,433,613 or 918.8% was largely due to the transfer of ownership of a subsidiary in December 2021.

Financing Activities

Net cash provided by financing activities was $16,664,547 for year ended December 31, 2021 and was primarily attributable to (i) repayments of short-term bank borrowings of $7,433,187, (ii) repayments of long-term bank borrowings of $22,146, (iii) repayments of loans from other financial institutions of $300,279, (iv) repayments of obligations under capital leases of $98,972, and (v) repayments to related parties of $7,864,254. This cash outflow was offset by (i) the proceeds from short-term bank borrowings of $6,665,840, (ii) the proceeds from long-term borrowings of $465,059, (iii) the amounts advanced from related parties of $6,787,477 and (iv) the proceeds from private placement of $18,465,009.

In comparison with the cash provided by financing activities of $12,313,376 for the year ended December 31, 2020, we had a cash inflow from financing activities of $16,664,547 for the year ended December 31, 2021. The difference was resulting from the proceeds of private placement.

For the Year ended December 31, 2020 and 2019

The following summarizes the key components of our cash flows for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	Reclassification*
Net cash (used in) provided by operating activities	$(890,209)	$1,117,395
Net cash (used in) investing activities	(156,029)	(917,288)
Net cash provided by (used in) financing activities	12,313,376	(788,767)
Effect of exchange rate change on cash	114,980	3,858
Net increase (decrease) in cash and restricted cash	11,382,118	(584,802)
Cash and restricted cash at beginning of the year	223,507	808,309
Cash and restricted cash at end of the year	$11,605,625	$223,507

*	Comparative amounts of $11,416,940 is reclassified from other receivables to loans receivables for consistency. Since the amounts are reclassification within the operating activities, thus the reclassification did not have any effect on the net cash used in operating activities.

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

Capital Expenditures

We had capital expenditures of $298,453, $1,136,273 and $1,995,713 for the years ended December 31, 2021, 2020 and 2019, respectively. Our capital expenditures were mainly used for purchases of revenue equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Credit Facilities

The table below presents our contractual obligations in relation to bank borrowings as of December 31, 2021.

Bank name	Term	Interest rate	Collateral/Guarantee	Date of paid off	December 31, 2021
Hangzhou United Rural Commercial Bank Co., Ltd.(1)	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 20, 2021	156,922
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 29, 2021	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	January 13, 2022	784,609
Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	-	470,765
Industrial Bank Co., Ltd. (3)	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 7, 2022	376,612
China Everbright Bank Co., Ltd. (4)	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	-	2,259,674
Bank of Communications Co., Ltd. (5)	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 9, 2022	3,295,359
WeBank Co., Ltd. (6)	From August 26, 2021 to August 26, 2023	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	448,348
Total					$8,027,672

(1)	In November 26, 2018, the Cheyi entered into a revolving line of credit agreement with Hangzhou United Rural Commercial Bank Co., Ltd. pursuant to which the Cheyi is able to borrow up to RMB5,500,000 (approximately $863,070). The line of credit agreement entitles the Cheyi to enter into separate loan contracts under such line of credit. The Cheyi utilized a total of RMB5,000,000 (approximately $784,609) during the year ended December 31, 2021 via five withdraws. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date. The Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements after the acquisition of Cheyi.

(2)	In November 11, 2021, the Company entered into a one-year term loan agreement with Zhejiang Tailong Commercial Bank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(3)	In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 28, 2021, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(4)	In October 2020, the Company entered into a one-year term line of credit agreement with China Everbright Bank pursuant to which the Company may borrow up to RMB 30,000,000 (approximately $4,597,701). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 15,000,000 (approximately $2,298,851) in October 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its audited condensed consolidated financial statements. The Company paid off the above loan by October 2021 followed by a new credit line withdrawal of RMB 15,000,000 (approximately $2,353,827). As of December 31, 2021, RMB 15,000,000 was not utilized by the Company.

(5)	In April 2021, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,923,046). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(6)	In April 2021, the Company entered into a one-year term loan agreement with WeBank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

The table below presents our contractual obligations in relation with capital lease and financing obligations as of December 31, 2021.

Institution name	Minimum lease payments	Future finance changes	Present value of minimum lease payments
ShanDong HOWO Auto Finance Co., Ltd.	$92,203	$4,005	$88,198
China KangFu International Leasing CO., LTD.	30,528	1,870	28,658
Other various institutions	2,746,242	395,138	2,351,104
Total	$2,868,973	$401,013	$2,467,960

The above two tables involve both short-term and long-term obligations.

Loans from Other Financial Institutions

Outstanding balances of loans from other financial institutions as of December 31, 2021 and December 31, 2020 were $144,126 and $371,887, respectively. The total cash received from these transactions were $nil and $nil for the year ended December 31, 2021 and 2020. As of December 31, 2020, the balance of long-term portion of loans from other financial institutions was $nil and the balance of short-term portion of loans from other financial institutions was $144,126. Interest expenses incurred from loans from other financial institutions for the year ended December 31, 2021 were $47,229.

	As of December 31, 2021	As of December 31, 2020
Payments due by period
Less than 1 year	$144,126	$235,487
1-2 years	-	136,400
Total	$144,126	$371,887

Guarantees and Commitments

Guarantee Commitments

In November 2017, MingZhu entered into guarantee agreements for a capital lease of $2,531,453 to a subcontractor. The guarantee period is from November 2017 to January 2022. In November 2017, MingZhu entered into a guarantee agreement pursuant to which MingZhu Logistics provided guarantee for the above-mentioned capital lease.

Lease Commitments

We entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023, with a rent-free period from November 21, 2018 to November 20, 2019. The total future minimum lease payments under the non-cancellable operating lease with respect to the office December 31, 2021 are payable as follows:

Minimum lease payment
12 months ending December 31,
2022	112,387
2023	99,899
Future minimum operating lease payments	$212,286

We leases certain of our revenue equipment under capital lease agreements. The terms of the capital leases expire at various dates through February 2023. We have the option to purchase the revenue equipment for a nominal amount at the end of the lease term. We have also obtained installment loans for payment of revenue equipment’s insurance.

We have capital lease commitments for revenue equipment and installment loans summarized for the following periods:

	Minimum lease payments	Present value of minimum lease payments
12 months ending December 31,
2021	$2,641,587	$2,267,248
2022	136,063	121,407
2023	91,323	79,305
Total	2,868,973	2,467,960

Less: amount representing interest	(401,013)	-

Present value of minimum lease payments	$2,467,960	$2,467,960

Less: current maturities		(2,267,248)

Capital lease obligations, long-term		$200,712

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applies for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case has not yet been held.

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

5.F. Tabular Disclosure of Contractual Obligations

As of December 31, 2021, the future minimum payments under certain of our contractual obligations were as follows:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Borrowings	$8,027,672	$7,848,333	$179,339	$-	$-
Capital Lease Obligations	2,467,960	2,267,248	200,712	-	-
Loans from other institution	144,126	144,126	-	-	-
Operating Lease Obligations	212,286	112,387	99,899	-	-
Total	$10,852,044	$10,372,094	$479,950	$-	$-

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

Name	Age	Position with our company
Jinlong Yang	45	Chairman of the Board of Directors and Chief Executive Officer
Zhuo Wang	34	Director
Jingwei Zhang	33	Chief Financial Officer
Mikael Charette	42	Independent Director
Yanhong Xue	50	Independent Director
To Wai Suen	48	Independent Director

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

Zhuo Wang has served as our director since April 2018. Mr. Wang has more than ten years of experience in investment and management. Since March 2022, he serves as an independent director and member of the audit committee on Metal Sky Star Acquisition Corporation, a NASDAQ-listed SPAC company (MSSAU:US). Since June 2018, he has been the Marketing Manager of Springview Enterprises Private Limited, a Singapore construction design and building supply company. Since May 2017, Mr. Wang has also been serving as the managing director of China International Securities Limited, a Hong Kong based securities firm, overseeing the firm’s brokerage services business operations and performance. Since March 2017, he has been serving as a director of China International Corporate Management Limited, a Hong Kong-based consulting firm that provides a range of business solutions to small and medium sized companies in Asia. Since April 2016, Mr. Wang has been serving as the Head of Finance and Operations of Shines International Limited, a management consultancy firm in Singapore specializing in education. Since October 2012, Mr. Wang has been serving as Head of Finance and Marketing of GGL Enterprises Pte. Ltd., a Singapore based firm that provides building external and interior designs, main contractor services and material supplies for major renovation and building works. In addition, Mr. Wang served as directors in the board of various companies, including Belvedere Ventures Pte Ltd, a real estate development and construction company, Sandhurst Global Pte Ltd., a security personnel staffing and systems company, and several holding companies. Mr. Wang holds a Bachelor of Science in Business Management from Babson College in Boston, Massachusetts. We believe Mr. Wang is well qualified to serve on our board of directors because of his experience in investment and management.

Jingwei Zhang has served as our Chief Financial Officer since April 2018. He has been serving as Financial Director of MingZhu since December 2016 where he oversees all aspects of financial control, manages yearly financial and inter-audits and provides financial, commercial and strategic support to the company. Since October 30, 2020 Mr. Zhang has served as the Director of Nantai International Inc. (OTC: NTAI), an online advertising platform. From May 2015 to November 2016, Mr. Zhang served as a corporate accountant of ERI Management, a management advisory firm in Singapore, where he reviewed clients’ accounts to ensure regulatory and U.S. GAAP compliance, assisted clients on cost management and budgeting and provided tax-related consultancy to reduce clients’ potential risks. From January 2014 to May 2015, Mr. Zhang served as an accountant at St. Plum-Blossom Press Pty. Ltd., a publisher in Melbourne, Australia, where he was responsible for bookkeeping and preparation of financial statements. Mr. Zhang holds a Bachelor of Business and Commerce in Accounting from Monash University in Melbourne, Australia and an Associates Degree in Business Administration from City University of Hong Kong.

Mikael Charette has served as our independent director since September 2020. He served as Vice Chairman and Director of the Canadian Chamber of Commerce in Shanghai between April 2019 and April 2021 where he represented the interest of the Canadian business community in Shanghai. Since April 2019, he has also been serving as the Vice President of Fung & Yu CPA Ltd., a Hong Kong based accounting firm serving clients in Greater China and overseas. Since May 2006, Mr. Charette has also been serving as the President of Well Asia Group, an assets holding and managing company that provides immigration and real estate services to high net worth individuals. For the periods from February 2005 to May 2006 and from January 2009 to December 2015, he served as a partner of Harvey Law Group where he built a successful immigration practice for high net worth individuals and also represented clients in cross-border transactions and advised on market entry issues in China and other Asian countries. Mr. Charette holds a Master in Law degree from City University of Hong Kong and a Juris Doctor degree from University of Victoria in Victoria, Canada. We believe Mr. Charette is well qualified to serve on our board of directors because of his extensive experience with legal matters relating to cross-border transactions.

Yanhong Xue has served as our independent director since September 2020. Ms. Xue has over 20 years of experience in finance and accounting. She has been serving as the Chief Financial Officer of Goldenbridge Acquisition Ltd. since August 2020. She served as the Chief Financial Officer of iFresh Inc. (Nasdaq: IFMK) since March 2020 to June 2021, the Chief Financial Officer of XT Energy Group, Inc. (OTCQB: XTEG) from July 2018 to March 2020. She has also been serving as a Partner at Wall Street CPA Services, LLC, a middle market accounting and advisory firm, since October 2010. While at Wall Street CPA Services, LLC, she served as Chief Financial Officer of General Agriculture Corp. (OTCBB: GELT), an agriculture company, from July 2013 to April 2017, and Chief Financial Officer of China For-Gen Corp., a biotechnology company, and Vice President in Finance of Huifeng Bio-Pharmaceutical Technology (OTCBB: HFGB), a pharmaceutical company. Prior to that, she was a senior manager in the SEC Audit Services department of Acquaella, Chiarelli, Shuster, Berkower & Co., LLP, a certified public accounting & advisory firm, from September 2007 to October 2010. Ms. Xue also served as Manager in the Finance & Accounting Department of China Youth Daily from September 1997 to October 2004. Ms. Xue received a bachelor’s degree in history from Peking University and a master’s degree in accounting from State University of New York at Binghamton. She is a Certified Public Accountant in the State of New York and a member of American Institute of Certified Public Accountants. We believe Ms. Xue is well qualified to serve on our board of directors because of her extensive experience with accounting matters and public companies.

To Wai Suen has served as our independent director since September 2020. Mr. Suen has over 18 years of experience in finance and accounting. Mr. Suen has been an independent director of China Zenix Auto International Limited (Prior NYSE: ZX and OTC: ZXAIY and later delisted in January 2022), one of the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, since April 2018. From February 2018 to April 2019, he was an independent director of CT Environmental Group Limited (1363.HK), a company engaging in industrial wastewater treatment and hazardous waste disposal. He served as the corporate secretary of China Smarter Energy Group Holdings Limited (1004.HK) from January 2017 to April 2019, where he was responsible for the company’s mergers, acquisitions, investment, finance, internal control, audit, compliance and accounting. For the period from May 2015 to August 2016, Mr. Suen served as Chief Financial Officer and company secretary of China Saite Group Company Limited (153.HK), where he was responsible for the company’s mergers, acquisitions, investment, internal control, audit, compliance and accounting. From November 2013 to May 2015, Mr. Suen served as the Chief Financial Officer of China King Sun Power Group Limited, a company engaging in power plant operation, where he was responsible for mergers and acquisitions, investment and finance, internal control and accounting of the company. During the same period, he also served as Chief Financial Officer at DaYe Trust Co. Ltd., which is a finance company engaging in lending and an affiliate of China King Sun Power Group Limited. Prior to that, he held various audit roles with his last position as senior audit Manager at Deloitte Touche Tohmatsu CPA Ltd. from January 2001 to January 2012 and Deloitte Touche Tohmatsu Limited from February 2012 to July 2013. Mr. Suen has served as a director of a number of investment holding companies, including Rising Group Limited, Rising Development Limited, Rising Manufacturing Limited, each an investment holding company formed under the laws of Hong Kong. Mr. Suen holds a Bachelor of Arts degree from The Chinese University of Hong Kong and a Bachelor of Commerce degree in accounting from The University of Western Australia. He is a member of the Hong Kong Institution of Certified Public Accountant. We believe Mr. Suen is well qualified to serve on our board of directors because of his extensive experience in accounting and finance

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of $112,412 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2021, we had no outstanding equity awards.

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

Our Board of Directors currently consists of five members. Currently, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Ms. Xue, Mr. Charette, and Mr. Suen are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Alpha Global (BVI) Limited(3)	5,400,000	23.5%
Excelsior Investment Limited(4)	1,260,000	5.5%
Exquisite Elite Limited (5)	2,250,000	9.8%
Stonewdd Global (BVI) Limited(8)	3,189,000	13.9%
GYX GLOBAL LIMITED(9)	3,376,750	14.7%
Executive Officers and Directors
Jinlong Yang(6)	5,400,000	23.5%
Jingwei Zhang	-	-
Zhuo Wang (7)	2,250,000	9.8%
Mikael Charette	-	-
Yanhong Xue	-	-
To Wai Suen	-	-
All directors and executive officers as a group (6 individuals)	7,650,000	33.3%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

(2)	Applicable percentage of ownership is based on 22,960,277 ordinary shares outstanding as of the date of this annual report.

(3)	Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director of Alpha Global (BVI) Limited, a limited company formed under the laws of the British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited. The address of Alpha Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Gui Ling Guo, a director and Vice Chair of the board of directors of MingZhu and mother of Zhuo Wang, our director, is the sole shareholder and director of Excelsior Investment Limited, a limited company incorporated under the laws of Hong Kong, and holds the voting and dispositive power over the ordinary shares held by Excelsior Investment Limited. The address of Excelsior Investment Limited is FLAT/RM 6 8/F, K Wah Centre, 191 Java Road North Point, Hong Kong.

(5)	Zhuo Wang, our director, is a director and holder of 86% of the outstanding shares of Exquisite Elite Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited. The address of Exquisite Elite Limited is Vistra Corporation Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Consists of 5,400,000 ordinary shares directly held by Alpha Global (BVI) Limited, of which Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director. Mr. Yang holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited.

(7)	Consists of 2,250,000 ordinary shares directly held by Exquisite Elite Limited, of which Zhuo Wang, our director, is a director and holder of 86% of its outstanding shares. Mr. Wang holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited.

(8)	Dongdong Wang, manager of Cheyi, is the sole shareholder and director of Stonewdd Global (BVI) Limited, a limited company incorporated under the laws of British Virgin Islands, and holds the voting and dispositive power over the ordinary shares held by Stonewdd Global (BVI) Limited. The address of Stonewdd Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	Xiangyin Guo, manager of Yinhua, is the sole shareholder and director of GYX GLOBAL LIMITED, a limited company incorporated under the laws of British Virgin Islands, and holds the voting and dispositive power over the ordinary shares held by GYX GLOBAL LIMITED. The address of GYX GLOBAL LIMITED Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Related Party Balances

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2021	December 31, 2020
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	$-	$346,986
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	705,280	394,354
			$705,280	$741,340

The above balance has been fully collected by the date of this annual report.

The amount due to related parties consists of the following:

RP Name (EN)	Relationship	Nature	December 31, 2021	December 31, 2020
Exquisite Elite Limited	Shareholder	Advances for payment of professional fee	$14,479	$802,672
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose	81,375	116,153
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	198,490	-
Mr. Jingwei Zhang	CFO	Advances for operational purpose	-	75,021
			$294,344	$993,846

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2021 consists of the following:

Related Parties*	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2021
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From November 11, 2021 to November 5, 2022	$156,922	$156,922
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From September 23, 2021 to September 22, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From September 16, 2021 to September 15, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From July 14, 2021 to January 13, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From June 29, 2021 to January 13, 2022	784,609	784,609
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd	From November 11, 2021 to November 19, 2022	470,765	470,765
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	470,765	376,612
Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	2,353,827	2,259,674
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	3,923,046	3,295,359
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	$470,765	$448,348
			$8,866,082	$8,027,672

*	Mr. Dongdong Wang is the manager of Cheyi and a shareholder of the Company.

The collateral and guarantee made by related parties to the Company as of December 31, 2020 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2020
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	The Industrial Bank Co., Ltd.	From April, 2020 to April, 2021	$398,467	$291,188
Guarantee by Mr. Jinlong Yang and one of Mr. Jinlong Yang’s family member, pledge by Jinlong Yang and his private fixed deposits of RMB 1 million.	Zhujiang Rural Bank	From April, 2020 to April, 2021	459,770	390,805
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank	From October, 2020 to October, 2021	2,298,851	2,114,943
Guarantee by Mr. Jinlong Yang, one of Mr. Jinlong Yang’s family member and a third party	Bank of Communications	From November, 2020 to November, 2021	3,831,418	3,754,788
			$6,988,506	$6,551,724

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Dividends

The holders of our ordinary shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our ordinary shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.]

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “YGMZ” since October 21, 2020, Prior to that date, there was no public trading market for our ordinary shares.

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

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

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

10.C. Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof other than agreements entered into in our ordinary course of business:

Agreements with Postal Savings Bank of China

On October 27, 2018, MingZhu entered into a small business credit agreement with Postal Savings Bank of China (“Postal Bank”), pursuant to which, Postal Bank agreed to extend credit of up to RMB 9 million (approximately $1.3 million) to MingZhu for a credit period from October 29, 2018 to October 28, 2023 and a drawdown period from October 29, 2018 to October 28, 2021. The types of credit available under the credit agreement, include, but not limited to, working capital loans, fix assets loans, trade financing and letters of guarantees. The credit was secured by a pledge of two real properties owned by Jinlong Yang, our principal shareholder, founder and Chairman of our board of directors, and Jinhua Yang, sister of Jinlong Yang and guaranteed by Jinlong Yang and Jinhua Yang, pursuant to the terms of separate pledge and guarantee agreements with Postal Bank.

On October 27, 2018, MingZhu entered into a small business working capital loan agreement and a promissory note with Postal Bank for the drawdown of RMB 9 million (approximately $1.3 million) for a term of up to 24 months at an interest rate of 5.7% with a maturity date of November 12, 2020 for the purpose of freight payments.

On November 13, 2020, the above agreements with Postal Bank were terminated and the amounts outstanding under such agreements were settled.

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

On April 29, 2021, the above agreements with Zhujiang Bank were terminated and the amounts outstanding under such agreements were settled.

Agreement with Industrial Bank

On April 21, 2020, MingZhu entered into a working capital loan agreement with Industrial Bank (“Industrial Bank”) for a term loan in the amount of RMB2.6 million (approximately $0.4 million) for one (1) year at an interest rate of 1.805% over LPR (one year) with a maturity date of April 20, 2021 for working capital purposes. The loan shall be repaid with a monthly installment of RMB 100,000 (approximately $14,544) on the 21th day of each month starting from the third month and the remaining balance is due upon maturity. The loan was guaranteed by Jinlong Yang and MingZhu Logistics pursuant to the terms and conditions of separate guarantee agreements. On April 20, 2021, the loan agreement with Industrial Bank was terminated and all amounts outstanding thereunder were settled.

Agreements with Industrial Bank

On April 28, 2021, MingZhu entered into a new working capital loan agreement with Industrial Bank for a term loan in the amount of RMB3 million (approximately $0.5 million) for one (1) year at an interest rate of 1.805% over LPR (one year) with a maturity date of May 7, 2022 for working capital purposes. The loan shall be repaid with a monthly installment of RMB 100,000 (approximately $14,544) on the 21th day of each month starting from the third month and the remaining balance is due upon maturity. MingZhu may submit an extension request for the repayment of loan sixty (60) business days in advance and the term of the loan may be extended upon Industrial Bank’s approval. Prepayment is allowed without penalty, provided that MingZhu notifies Industrial Bank thirty (30) business days in advance. The loan is guaranteed by Jinlong Yang and MingZhu Logistics pursuant to the terms and conditions of separate guarantee agreements.

Pursuant to the loan agreements, MingZhu shall notify Industrial Bank thirty (30) business days in advance of any material corporate actions, including, but not limited to, mergers, equity transfers, reorganization or any event that results in a change of 30% or more of MingZhu’s equity ownership. In addition, MingZhu is required to notify Industrial Bank seven (7) business days in advance of any material operational or financial crisis of MingZhu’s controlling shareholder or its related entities or a change of 30% or more of MingZhu Logistics’ equity. MingZhu also has the obligation to notify Industrial Bank of any related party transaction that concerns 10% or more of MingZhu’s net assets. In addition, if proceeds from the loan is used for purposes other than the purposes set forth under the loan agreement or MingZhu fails to make timely payments under the loan agreement without negotiating an extension with Industrial Bank, the bank has the right to increase the interest rate by 50%.

Industrial Bank has the right to declare all outstanding balance to become immediately due and payable, upon the occurrence of certain events, including, among other, mergers, reorganization, equity transfers that may affect the repayment of the loan or MingZhu’s failure to make timely repayments.

Agreements with Everbright Bank

On November 2021, the Company rolled over into a comprehensive credit agreement with Everbright Bank pursuant to which the Company may borrow up to RMB15 million (approximately $2,353,827).

On October 20, 2020, MingZhu entered into an enterprise loan agreement with Everbright Bank for a working capital loan for the drawdown of RMB15 million (approximately $2.35 million) for one (1) year at an annual interest rate of 6.0% with a maturity date of November 20, 2022. Pursuant to the loan agreement, the loan is guaranteed by Jinlong Yang, our chairman and Chief Executive Officer, Guizhi Yang, Jinlong Yang’s sister, and Shenzhen Bangrui Aviation Service Co., Ltd., each of whom has entered into separate pledge and guarantee agreements with Everbright Bank.

Agreements with Communications Bank

On April 29, 2021, MingZhu entered into a supplementary agreement with Communications Bank, pursuant to which, Communications Bank agreed provide a revolving credit of line up to RMB 25 million (approximately $3.92 million) to MingZhu. Pursuant to the agreement, MingZhu will submit an application for use of loan limit to Communications Bank prior to each applicable drawdown that will set forth the terms of each borrowing thereunder.

On April 29, 2021, MingZhu submited an application for use of loan limit to Communications Bank for the drawdown of RMB 25 million (approximately $3.92 million) for one (1) year at an annual interest rate of 5.655% with a maturity date of May 9, 2022. Pursuant to the loan agreement, the loan is guaranteed by Jinlong Yang, our chairman and Chief Executive Officer, Guizhi Yang, Jinlong Yang’s sister, Hongxin Sun, Jinhua Yang and Mingzhu. Each of Jinlong Yang and Mingzhu has respectively entered into separate pledge and guarantee agreements with Communications Bank and others have jointly entered into a pledge and guarantee agreement with Communications Bank.

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

Share Purchase Agreement with Cheyi BVI

On December 29, 2021, we entered into a Share Purchase Agreement with Cheyi BVI and each of shareholders of Cheyi BVI.

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI was an aggregate of $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $12,756,000 with $4.00 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

On December 31, 2021, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% shares outstanding of the Cheyi BVI, and we issued 3,189,000 ordinary shares and paid $2,000,000 to the sellers.

Share Purchase Agreement with Yinhua

On March 14, 2022, we entered into a Share Purchase Agreement with Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua.

Under terms of the share purchase agreement, we agreed to pay $18,302,500 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $15,304,000 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing $4.00 per ordinary share of the Company, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

On March 18, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Yinhua, and we issued 3,826,000 ordinary shares and paid $1,000,000 in cash to the sellers.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-253950) and Form 20-F for the fiscal year ended December 31, 2020.

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

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. We are exposed to fixed interest rate risk principally from equipment notes and mortgages. As of December 31, 2021, we had bank borrowings totaling $8,866,082 comprised of $8,866,082 variable rate borrowings and $nil fixed rate borrowings. As of December 31, 2020, we had bank borrowings totaling $6,551,724 comprised of $6,160,919 variable rate borrowings and $390,805 fixed rate borrowings. As of December 31, 2019, we had bank borrowings totaling $3,726,967 comprised of $1,902,726 variable rate borrowings and $1,824,241 fixed rate borrowings. Accordingly, holding other variables constant (including borrowing levels), the Group’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2021, 2020 and 2019 would decrease/increase by approximately $90,000, $18,000 and $18,000, respectively. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

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

On October 21, 2020, the Company completed its IPO of 3,000,000 ordinary shares at a public offering price of US$4.00 per share.

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

On March 12, 2021, the Company closed a direct public offering of 3,333,335 Units, with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share. The Company sold the Units at a price of $6.00 per Unit. The Company received gross proceeds from the Offering, before deducting estimated offering expenses payable by the Company, of approximately $18,000,000.

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

On December 31, 2021, we acquired 100% shares outstanding of the Cheyi BVI, and we issued 3,189,000 ordinary shares and paid $2,000,000 to the sellers.

On March 18, 2022, we acquired 100% shares outstanding of the Yinhua, and we issued 3,826,000 ordinary shares and paid $1,000,000 to the sellers.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.]

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Attestation Report of Independent Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.]

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

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

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

ITEM 16.RESERVED

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

	For the Fiscal Years Ended December 31,
	2021	2020
Audit Fees	$113,000	$160,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$113,000	$160,000

Audit fees represent the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. We dismissed Friedman LLP on May 17, 2021 and we had appointed Audit Alliance LLP as successor auditor of the Company on May 17, 2021 and for the fiscal year ended December 31, 2021.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4†	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.

Exhibit No.	Description of document
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8†	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9†	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10†	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11†	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1†	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS †	Inline XBRL Instance Document
101.SCH†	Inline XBRL Taxonomy Extension Schema Document
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104†	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
†	Filed with the Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: May 11, 2022

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MingZhu Logistics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MingZhu Logistics Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of (loss) income and comprehensive (loss) income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

May 11, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of MingZhu Logistics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of MingZhu Logistics Holdings Limited and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations, and cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

April 23, 2020

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of December 31, 2020
	USD	USD
		Reclassification
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,752,117	$2,105,625
Restricted cash	-	9,500,000
Accounts receivable, net	3,650,005	5,343,716
Prepayments	5,473,938	1,059,335
Other receivables	1,540,044	31,082
Loans receivable	22,487,767	11,416,940
Amount due from related parties	705,280	741,340
Total current assets	39,609,151	30,198,038

NON-CURRENT ASSET
Property and equipment, net	12,224,582	3,448,109
Deferred tax assets	35,491	31,852
Deposits	10,327,872	261,992
Goodwill	20,152,890	-
Total non-current asset	42,740,835	3,741,953
Total assets	$82,349,986	$33,939,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$7,579,324	$6,551,724
Accounts payable	1,344,532	1,415,591
Other payables and accrued liabilities	19,269,124	531,120
Amount due to related parties	294,344	993,846
Tax payable	3,133,294	2,722,409
Current maturities of long-term bank borrowings	269,009	-
Current portion of capital lease and financing obligations	2,267,248	51,135
Current maturities of loans from other financial institutions	144,126	235,487
Total current liabilities	34,301,001	12,501,312

NON-CURRENT LIABILITIES
Long-term bank borrowings	179,339	-
Long-term loans from other financial institutions	-	136,400
Long-term portion of capital lease and financing obligations	200,712	27,989
Total non-current liabilities	380,051	164,389
Total liabilities	34,681,052	12,665,701

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,792,071	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	47,668,934	21,274,290
Total liabilities and shareholders’ equity	$82,349,986	$33,939,991

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2021	2020	2019
	USD	USD	USD
REVENUES	$17,358,914	$18,793,951	$29,410,550

COSTS AND EXPENSES
Transportation costs	15,428,131	16,010,644	25,358,456
General and administrative expenses	2,050,954	1,321,412	1,299,413
Sales and marketing expenses	367,633	50,083	77,615
Total costs and expenses	17,846,718	17,382,139	26,735,484

(LOSS) INCOME FROM OPERATIONS	(487,804)	1,411,812	2,675,066

OTHER (EXPENSES) INCOME
Interest expenses	(396,188)	(374,048)	(370,682)
Other expenses	(360,032)	(65,828)	(12,683)
Other income	441,025	176,802	172,343
Total other expenses, net	(315,195)	(263,074)	(211,022)

(LOSS) INCOME BEFORE INCOME TAXES	(802,999)	1,148,738	2,464,044

PROVISION FOR INCOME TAXES	135,414	366,442	821,250

NET (LOSS) INCOME	(938,413)	782,296	1,642,794

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(640,974)	752,828	(121,195)
COMPREHENSIVE (LOSS) INCOME	$(1,579,387)	$1,535,124	$1,521,599

Weighted average shares used in computation:
Basic*	19,035,038	9,629,783	9,000,000
Diluted*	15,237,432	9,633,993	9,000,000

EARNINGS PER SHARE - BASIC*	$(0.05)	$0.08	$0.18
EARNINGS PER SHARE - DILUTED*	$(0.06)	$0.08	$0.18

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares*	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, January 1, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$537,874	$4,820,640	$(131,035)	$8,505,031

Net income for the year	-	-	-	-	-	1,642,794	-	1,642,794
Foreign currency translation adjustment	-	-	-	-	-	-	(121,195)	(121,195)
Appropriation to statutory reserves	-	-	-	-	222,601	(222,601)	-	-

BALANCE, December 31, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$760,475	$6,240,833	$(252,230)	$10,026,630
Issuance of shares through initial public offering	3,354,040	3,354	-	10,955,449	-	-	-	10,958,803
Capitalization of listing expenses	-	-	-	(1,246,267)	-	-	-	(1,246,267)
Net income for the year	-	-	-	-	-	782,296	-	782,296
Foreign currency translation adjustment	-	-	-	-	-	-	752,828	752,828
Appropriation to statutory reserves	-	-	-	-	117,411	(117,411)	-	-

BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290

Issuance of shares	6,780,237	6,780	-	27,967,251	-	-	-	27,974,031
Net (loss) for the year	-	-	-	-	-	(938,413)	-	(938,413)
Foreign currency translation adjustment	-	-	-	-	-	-	(640,974)	(640,974)
Appropriation to statutory reserves	-	-	-	-	38,262	(38,262)	-	-

BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$41,792,071	$916,148	$5,929,043	$(140,376)	$47,668,934

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2020	2019
	USD	USD	USD
		Reclassification
Cash flows from operating activities:
Net (loss) income	$(938,413)	$782,296	$1,642,794
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
(Gain) on disposals of equipment	(25,070)	(17,761)	(25,558)
Provision for doubtful accounts	140,204	82,647	34,356
Written-off of allowance for doubtful accounts	136,602	-	-
Amortization of deferred financing fees	55,640	124,401	176,391
Depreciation for property and equipment	1,438,310	1,519,415	1,365,945
Deferred income tax (benefit) expenses	(2,832)	(10,381)	2,451
Changes in operating assets and liabilities
Accounts receivable	1,633,476	5,842,238	(3,645,292)
Operating supplies	-	-	4,000
Prepayments	(3,838,690)	644,525	292,288
Other receivables	3,444,875	466,187	(34,961)
Loans receivable	(11,070,827)	(10,653,588)	-
Deposits	(9,470,731)	(189,430)	33,692
Accounts payable	(874,843)	(240,887)	741,827
Other payables and accrued liabilities	(2,989,501)	412,064	(314,380)
Tax payables	(1,422,362)	348,065	843,842
Net cash (used in) provided by operating activities	(23,784,162)	(890,209)	1,117,395

Cash flows from investing activities:
Purchases of equipment	(199,481)	(156,029)	(917,288)
Cash from acquisition of subsidiary	1,477,065	-	-
Net cash provided by (used in) by investing activities	1,277,584	(156,029)	(917,288)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	6,665,840	6,604,675	3,329,425
Repayment of short-term bank borrowings	(7,433,187)	(3,041,105)	(1,910,598)
Proceeds from long-term bank borrowings	465,059	-	-
Repayment of long-term bank borrowings	(22,146)	(1,129,747)	(173,709)
Proceeds from other financial institution	-	-	642,107
Repayments of loans from other financial institutions	(300,279)	(274,929)	(94,671)
Repayments of obligations under capital leases	(98,972)	(980,244)	(1,078,425)
Amounts advanced from related parties	6,787,477	10,238,023	9,263,395
Repayments to related parties	(7,864,254)	(10,062,100)	(10,766,291)
Proceeds from initial public offering	-	10,958,803	-
Proceeds from private placement	18,465,009	-	-
Net cash provided by (used in) financing activities	16,664,547	12,313,376	(788,767)

Effect of exchange rate change on cash	(11,477)	114,980	3,858

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,853,508)	11,382,118	(584,802)
Cash, cash equivalents and restricted cash at beginning of the year	11,605,625	223,507	808,309
Cash, cash equivalents and restricted cash at end of the year	$5,752,117	$11,605,625	$223,507

Supplemental disclosure of cash flow information:
Interest paid	$396,187	$310,675	$370,682
Income tax paid	$1,435,366	$108,207	$43,902

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$102,054	$44,628	$89,716
Uncollected receivable from disposal of revenue equipment	$175,215	$73,817	$55,863
Non-cash capital leases offset by related parties	$-	$-	$564,555
Purchase of revenue equipment paid by a related party	$-	$-	$39,867
Purchase of revenue equipment offset by receivables	$-	$-	$15,082
Professional fees paid by related parties	$-	$-	$594,895

Reconciliation to amounts on consolidated balance sheets:
Cash	$5,673,656	$2,105,625	$223,507
Cash equivalents	78,461	-	-
Restricted cash	-	9,500,000	-
Total cash	$5,752,117	$11,605,625	$223,507

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

The Company primarily provide trucking and delivery services using its own truckload fleet and subcontractors to meet its customers’ diverse transportation needs across different provinces or within Guangdong and Xinjiang in the People’s Republic of China (the “PRC” or “China”).

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

On December 29, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

As of December 31, 2021, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 19,134,277.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Cheyi WFOE”)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% owned by Cheyi HK

Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi”)	● ● ●	A PRC limited liability company Incorporated on December 10, 2015 An integrated online car-hailing and driver management services company	100% owned by Cheyi WFOE

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, the fair value of the reporting unit for the goodwill impairment test, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

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

The functional currency of MingZhu Cayman and MingZhu BVI is U.S. dollar. The functional currency of MingZhu HK is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC uses the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting the financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.3726, 6.5250 and 6.9618 as of December 31, 2021, 2020 and 2019, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 6.4508, 6.9042 and 6.9081 for the years ended December 31, 2021, 2020 and 2019, respectively.

For the purpose of presenting the financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.7996, 7.7894 and 7.7534 as of December 31, 2021, 2020 and 2019, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.7727, 7.8351 and 7.7559 for the years ended December 31, 2021, 2020 and 2019, respectively.

Cash and cash equivalents

Cash comprises of cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2021 and 2020, cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Cash equivalents included short term fixed deposit. As of December 31, 2021, the Company had a fixed deposit of $78,461 (RMB 500,000) in a bank at an annual interest rate of 1.95% with a maturity date of June 11, 2022.

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

As of December 31, 2021, there was restricted cash balance of $Nil. As of December 31, 2020, there was restricted cash balance of $9.5 million which was pledged with certain bank and the maturity was more than three months.

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

We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheets, as of December 31, 2021 and 2020, $ 2,267,248 and $51,135 was recorded to “Current portion of capital lease and financing obligations”, respectively; $200,712 and $27,989 was recorded to “Long-term portion of capital lease and financing obligations”, respectively.

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

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021, 2020 and 2019, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at December 31, 2021 and 2020, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

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

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of January 1, 2017. Accordingly, the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

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

The Company’s performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unbilled amounts and accrued freight costs for freight shipments in transit. As of December 31, 2021, the Company has $35,727 of unbilled amounts recorded in accounts receivable and $3,966 of accrued freight costs recorded in accounts payable. As of December 31, 2020, the Company has $1,551 of unbilled amounts recorded in accounts receivable and $1,322 of accrued freight costs recorded in accounts payable.

Disaggregated information of revenues by geographic locations are as follows:

	2021	2020	2019
Guangdong province	$14,662,029	$13,522,929	$15,209,518
Xinjiang province	2,696,885	5,271,022	14,201,032
Total revenues	$17,358,914	$18,793,951	$29,410,550

Transportation costs

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Sales and marketing expenses

Sales and marketing expenses primarily include advertising costs. Advertising costs are expensed as incurred and amounted to $367,633, $50,083 and $77,615 for the years ended December 31, 2021, 2020 and 2019, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $31,145, $29,100 and $56,097 for the years ended December 31, 2021, 2020 and 2019, respectively.

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services is generally subject to VAT at the rate of 9% starting in April 2019, at the rate of 10% starting in May 2018 to March 2019 or at the rate of 11% in April 2018 and prior. For international transportation service income, the application VAT tax rate is 0% starting from May 2016. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

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

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020 and 2019, the diluted EPS was -0.06, 0.08 and 0.18, respectively.

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

Recent issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the guidance in ASC Topic 840, Leases. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right-of-use asset and lease liability, and additional qualitative and quantitative disclosures. In July 2018, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Furthermore, in June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU No. 2016-02 for certain entities. This update is effective for the Group for annual reporting periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. In November 2019, the FASB issued ASU 2019-10 which defers the effective date of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements and related disclosures.

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

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, cash equivalents and restricted cash. As of December 31, 2021, and 2020, substantially most of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

For the year ended December 31, 2021, two customers accounted for 23.0% and 13.7% of the Company’s total revenues. For the year ended December 31, 2020, two customers accounted for 48.6% and 17.2% of the Company’s total revenues. For the year ended December 31, 2019, three customers accounted for 25.2%, 15.8% and 12.2% of the Company’s total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, three customers accounted for 24.2%, 16.2% and 11.7% of the total balance of accounts receivable. As of December 31, 2020, two customers accounted for 54.3% and 10.2% of the total balance of accounts receivable. No other customer accounts for more than 10% of the Company’s accounts receivable as of December 31, 2021 and 2020, respectively.

(d)	Vendor concentration risk

For the year ended December 31, 2021, three subcontractors accounted for 33.4%, 18.8% and 10.3% of the Company’s total subcontracting costs. As of December 31, 2020, three subcontractors accounted for 39.6%, 26.1% and 17.6%. For the year ended December 31, 2019, four subcontractors accounted for 49.9%, 18.0%, 16.6% and 13.0% of the Company’s total subcontracting costs. No other subcontractor accounts for more than 10% of the Company’s total subcontracting costs for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, one subcontractor accounted for 18.4% of the total balance of accounts payable. As of December 31, 2020, three subcontractors accounted for 40.1%, 39.6% and 14.3% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of the Company’s accounts payable as of December 31, 2021 and 2020, respectively.

Note 3 – Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31, 2021	December 31, 2020
Cash on hand	$51,053	$24,545
Cash at bank	5,622,603	2,081,080
Fixed deposits	78,461	-
Cash and cash equivalents	$5,752,117	$2,105,625

On June 11, 2021, the Company deposited $78,461 (RMB 500,000) in a bank at an annual interest rate of 1.95% with a maturity date of June 11, 2022.

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$3,802,773	$5,561,392
Allowance for doubtful accounts	(152,768)	(217,676)
Total accounts receivable, net	$3,650,005	$5,343,716

Approximately 83% of accounts receivable as of December 31, 2021 were collected by the date of this annual report.

Movements of allowance for doubtful accounts are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Beginning balance	$217,676	$122,056	$89,069
Provision	140,204	82,647	34,356
Write off	(136,602)	-	-
Exchange rate effect	(68,510)	12,973	(1,369)
Ending balance	$152,768	$217,676	$122,056

Note 5 – Prepayments

Prepayments consist of the following:

	December 31, 2021	December 31, 2020
Prepayments
Prepayment - subcontracting	$4,420,242	$416,442
Prepayment - fuel	277,666	179,954
Prepayment - insurance	102,188	92,089
Prepayment - parts and others	183,999	370,850
Prepayment - salaries	436,847	-
Prepayment - legal	52,996	-
Total prepayments	$5,473,938	$1,059,335

Note 6 – Other receivables (reclassification)

Other receivables consist of the following:

	December 31, 2021	December 31, 2020
		Reclassification
Other receivables
Other receivables, disposal of revenue equipment	169,095	31,082
Others*	67,614	-
Vehicle rental in advance	427,716	-
Pay on behalf of third parties	875,619	-
Total other receivables	$1,540,044	$31,082

*	A balance of $11,416,940 is reclassified from other receivables to loans receivable.

Others primarily involve the employee’s statutory social insurance.

Note 7 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of December 31, 2021 and 2020, the outstanding balance of such interest-free advances were $22,487,767 and $11,416,940, respectively. All outstanding balance will be collected by June 2022.

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
Property and equipment
Buildings and improvements	$1,188,006	$1,160,259
Computer and office equipment	446,033	21,122
Revenue equipment	26,088,757	8,516,665
Subtotal	27,722,796	9,698,046
Less: accumulated depreciation	(15,498,214)	(6,249,937)
Property and equipment, net	$12,224,582	$3,448,109

Revenue equipment under capital leases

The Company leased its revenue equipment from third parties with terms of approximately 24 to 36 months and account for as a capital lease. As of December 31, 2021, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $10,232,895 and $8,293,722, respectively. As of December 31, 2020, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $149,333 and $43,079, respectively.

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 was $1,438,310, $1,521,234 and $1,365,945, respectively. For the years ended December 31, 2021, the Company disposed revenue equipment with cost of $1,047,024 and accumulated depreciation of $896,879 for proceeds of $175,215 resulting in disposal gain of $25,070. For the year ended December 31, 2020, the Company disposed revenue equipment with cost of $1,077,794 and accumulated depreciation of $1,018,480 for proceeds of $77,075 resulting in disposal gain of $17,761.

Note 9 – Deposits

As of December 31, 2021, deposits primarily include payments in total of $10,327,872 made in advance to landlord, suppliers, financial institutions and a business alliance for operational purposes. As of December 31, 2020, deposits primarily include payments in total of $261,992 made in advance to landlord, suppliers and financial institutions.

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
Other payables and accrued liabilities
Rental deposits	$220,416	$215,268
Salary payables	157,970	127,610
Others	44,053	110,540
Receipt in advance	153,399	77,702
Payable under acquisition	16,710,032	-
Advance for operational purpose	286,820	-
Lending with no interests	1,220,176	-
Deposits for purchase of vehicles	476,258	-
Total other payables and accrued liabilities	$19,269,124	$531,120

Others primarily involve the rental expenses incurred.

Note 11 – Credit facilities

Short-term bank borrowings

Outstanding balances of short-term bank borrowings as of December 31, 2021 and 2020 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2021	December 31, 2020
Hangzhou United Rural Commercial Bank Co., Ltd.(1)	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	$156,922	$-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co.,Ltd. (1)	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	January 13, 2022	784,609	-
Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	-	470,765	-
Industrial Bank Co., Ltd. (3)	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 7, 2022	376,612	-
China Everbright Bank Co., Ltd. (4)	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	-	2,259,674	--
Bank of Communications Co., Ltd. (5)	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 9, 2022	3,295,359	-
The Industrial Bank Co., Ltd.(3)	From April, 2020 to April, 2021	Weighted average rate of 5.65%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	April 20, 2021	-	291,188
Zhujiang Rural Bank(6)	From April, 2020 to April, 2021	Weighted average rate of 6.53%	Guarantee by Mr. Jinlong Yang and one of Mr. Jinlong Yang’s family member, pledge by Jinlong Yang and his private fixed deposits of RMB 1 million.	April 29, 2021	-	390,805
China Everbright Bank(4)	From October, 2020 to October, 2021	Weighted average rate of 5.30%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	December 20, 2021	-	2,114,943
Bank of Communications(5)	From November, 2020 to November, 2021	Weighted average rate of 5.65%	Guarantee by Mr. Jinlong Yang, one of Mr. Jinlong Yang’s family member and a third party	December 6, 2021	-	3,754,788
					$7,579,324	$6,551,724

(1)	In November 26, 2018, Cheyi entered into a revolving line of credit agreement with Hangzhou United Rural Commercial Bank Co., Ltd. pursuant to which Cheyi is able to borrow up to RMB5,500,000 (approximately $863,070). The line of credit agreement entitles Cheyi to enter into separate loan contracts under such line of credit. Cheyi utilized a total of RMB5,000,000 (approximately $784,609) during the year ended December 31, 2021 via five withdraws. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date. The Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements after the acquisition of Cheyi.

(2)	In November 11, 2021, the Company entered into a one-year term loan agreement with Zhejiang Tailong Commercial Bank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(3)	In April 16, 2019, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 2,000,000 (approximately $306,513). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 28, 2021, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(4)	In October 2020, the Company entered into a one-year term line of credit agreement with China Everbright Bank pursuant to which the Company may borrow up to RMB 30,000,000 (approximately $4,597,701). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 15,000,000 (approximately $2,298,851) in October 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its audited condensed consolidated financial statements. The Company paid off the above loan by October 2021 followed by a new credit line withdrawal of RMB 15,000,000 (approximately $2,353,827). As of December 31, 2021, RMB 15,000,000 was not utilized by the Company.

(5)	In October 2020, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,831,418). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 2021, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,923,046). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(6)	In April 2019 and April 2020, the Company entered into a one-year term line of credit agreement with Zhujiang Rural Bank pursuant to which the Company may borrow up to RMB 3,000,000 (approximately $424,622). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 3,000,000 (approximately $424,622) in April 2019 and RMB 3,000,000 (approximately $424,622) in April 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its unaudited interim condensed consolidated financial statements. As of December 31, 2019 and 2020, the Company had utilized all line of credit.

Interest expenses incurred from short-term bank borrowings were $326,363, $194,486 and $127,314 for the years ended December 31, 2021, 2020 and 2019, respectively.

Long-term bank borrowings

Outstanding balances of long-term bank borrowings as of December 31, 2021 and 2020 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2021	December 31, 2020
WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	$448,348	$-
Less: current maturities					(269,009)	-
Non-current maturities					$179,339	$-

In August 2021  , the Company entered into a two-year term loan agreement with WeBank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). The Company recorded this loan as long-term bank borrowings in its audited condensed consolidated financial statements.

The maturities schedule of long-term bank borrowings is as follow:

	As of December 31, 2021	As of December 31, 2020
Payments due by period
Less than 1 year	$269,009	$-
1-2 years	179,339	-
Total	$448,348	$-

Interest expenses incurred from long-term bank borrowings were $14,184, $52,521 and $70,692 for the years ended December 31, 2021, 2020 and 2019, respectively.

Loans from other financial institutions

On September 9, 2019, MingZhu entered into a capital lease contract with Chailease International Finance Corporation (“Chailease”) for selling and leasing back of 19 tractors from September 20, 2019 to August 20, 2020 with the option to purchase such tractors at the end of the lease term for $0. The total consideration of lease is RMB 5,000,000 (approximately $766,284) which is to be made in 35 installments. The Company did not transfer its control of these tractors to Chailease and has continued its involvement with these tractors. Chailease has not obtained control of these tractors because it was limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, these tractors. Consequently, in accordance with ASC 606-10-55-68 to 70, this transaction was accounted for as a financing arrangement. The proceeds received from Chailease are presented as loan from other financial institutions on the audited consolidated balance sheets.

Outstanding balances of loans from other financial institutions, which mainly includes the loan from Chailease, as of December 31, 2021 and 2020 were $144,126 and $371,887, respectively. Loans were pledged by several revenue equipment with recorded cost of $1,125,173 and $1,107,411, carrying value of $79,903 and $159,007 and accumulated depreciation of $1,045,270 and $948,404 as of December 31, 2021 and 2020, respectively. The depreciation expenses of $74,185, $101,741 and $126,595 was recorded for revenue equipment pledged under these loans for the year ended December 31, 2021, 2020 and 2019, respectively. The interest rate of these loans ranged from 7.5% to 17.0%   per annum, and the loan term was up to 36 months starting from December 2019. As of December 31, 2021 and 2020 the balance of long-term portion of loans from other financial institutions were $nil and $136,400, respectively and the balance of short-term portion of loans from other financial institutions were $144,126 and $235,487, respectively. Interest expenses incurred from loans from other financial institutions for the year ended December 31, 2021, 2020 and 2019 were $47,229, $85,930 and $28,478, respectively.

The outstanding balances and maturities schedule of loans from other financial institutions is as follow:

	As of December 31, 2021	As of December 31, 2020
Payments due by period
Less than 1 year	$144,126	$235,487
1-2 years	-	136,400
Total	$144,126	$371,887

Note 12 – Leases

The Company leases certain of its revenue equipment under capital lease agreements. The terms of the capital leases expire at various dates through December 2024. The Company has option to purchase the revenue equipment for a nominal amount at the end of the lease term.

As of December 31, 2021, the Company has capital lease commitments for revenue equipment summarized for the following fiscal years:

	Minimum lease payments	Present value of minimum lease payments
12 months ending December 31,
2022	$2,641,587	$2,267,248
2023	136,063	121,407
2024	91,323	79,305
Thereafter	-	-
Total	2,868,973	2,467,960
Less: amount representing interest	(401,013)	-
Present value of minimum lease payments	$2,467,960	$2,467,960
Less: current maturities		(2,267,248)
Capital lease obligations, long-term		$200,712

As of December 31, 2020, the Company has capital lease commitments for revenue equipment summarized for the following fiscal years:

	Minimum lease payments	Present value of minimum lease payments
12 months ending December 31,
2021	$56,288	$51,135
2022	29,815	27,989
Thereafter	-	-
Total	86,103	79,124
Less: amount representing interest	(6,979)	-
Present value of minimum lease payments	$79,124	$79,124
Less: current maturities		(51,135)
Capital lease obligations, long-term		$27,989

The lease term of the Company’s capital lease obligations ranged from two to three years. Interest rates underlying the capital lease obligations ranged from 4% to 11.8% per annum, 3.4% to 17.0% per annum and 3.4% to 11.1% per annum for the years ended December 31, 2021, 2020 and 2019, respectively. Interest expenses incurred from capital lease were $8,411, $41,110 and $144,198 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company’s pledged revenue equipment under capital lease are as follow:

Name of institution	Maturities	Interest rate	Carrying amount of pledged revenue equipment as of December, 2021	Carrying amount of pledged revenue equipment as of December, 2020
China KangFu International Leasing Co., Ltd.	From December 3, 2020 to December 12, 2022	11.8%	$124,293	$53,500
ShanDong HOWO Auto Finance Co., Ltd.	From June 20, 2019 to May 15, 2021	3.4%	-	95,833
ShanDong HOWO Auto Finance Co., Ltd.	From March 26, 2021 to March 26, 2024	4%	287,477	-
Other institutions*	From January 7, 2019 to July 1, 2024	5.4%	$9,980,931	$-
			$10,392,701	$149,333

*	Other institutions represents institutions that extended lease financing to Cheyi with weighted average annual interest rate of 5.4% per annum and lease term of 36 months.

The Company’s capital lease obligations are secured by the lessor’s title to the leased assets.

The Company entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023, with a rent-free period from November 21, 2018 to November 20, 2019.

The total future minimum lease payments under the non-cancellable operating lease with respect to the office December 31, 2021 are payable as follows:

12 months ending December 31,
2022	112,387
2023	99,899
Future minimum operating lease payments	$212,286

The total future minimum lease payments under the non-cancellable operating lease with respect to the office December 31, 2020 are payable as follows:

12 months ending December 31,
2021	467,207
2022	109,762
2023	97,566
Future minimum operating lease payments	$674,535

Rental expense of the Company for the years ended December 31, 2021, 2020 and 2019 were $111,024, $103,733 and $103,675, respectively.

Note 13 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

Related Party Name	Relationship	Nature	December 31, 2021	December 31, 2020
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	$-	$346,986
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	705,280	394,354
			$705,280	$741,340

The Company has collected all amounts due from related parties by the end of May, 2022.

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2021	December 31, 2020
Exquisite Elite Limited	Shareholder	Advances for payment of professional fee	$14,479	$802,672
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose	81,375	116,153
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	198,490	-
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	-	75,021
			$294,344	$993,846

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2021 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2021
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From November 11, 2021 to November 5, 2022	$156,922	$156,922
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 23, 2021 to September 22, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 16, 2021 to September 15, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From July 14, 2021 to January 13, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From June 29, 2021 to January 13, 2022	784,609	784,609
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co.,Ltd	From November 11, 2021 to November 19, 2022	470,765	470,765
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	470,765	376,612
Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	2,353,827	2,259,674
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	3,923,046	3,295,359
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	$470,765	$448,348
			$8,866,082	$8,027,672

The collateral and guarantee made by related parties to the Company as of December 31, 2020 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2020
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	The Industrial Bank Co., Ltd.	From April, 2020 to April, 2021	$398,467	$291,188
Guarantee by Mr. Jinlong Yang and one of Mr. Jinlong Yang’s family member, pledge by Jinlong Yang and his private fixed deposits of RMB 1 million.	Zhujiang Rural Bank	From April, 2020 to April, 2021	459,770	390,805
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank	From October, 2020 to October, 2021	2,298,851	2,114,943
Guarantee by Mr. Jinlong Yang, one of Mr. Jinlong Yang’s family member and a third party	Bank of Communications	From November, 2020 to November, 2021	3,831,418	3,754,788
			$6,988,506	$6,551,724

Note 14 – Employee benefits government plan

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

Note 15 – Income taxes

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

The Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on January 17, 2019 jointly issued Cai Shui 2019 No. 13. This clarified that from January 1, 2019 to December 31, 2021, eligible small enterprises whose first RMB 1,000,000 of annual taxable income is eligible for 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e. effective rate is 10%). For the years ended December 31, 2021 and 2020, MingZhu Pengcheng was eligible to enjoy this policy.

Significant components of the income tax expense consisted of the following for the years ended December 31,

	2021	2020	2019
Current income tax expense	$138,246	$376,823	$818,799
Deferred income tax (benefit) expense	(2,832)	(10,381)	2,451
Total	$135,414	$366,442	$821,250

The tax effects of temporary difference that give rise to the deferred tax assets as of December 31, 2021 and December 31, 2020 are $35,491 and $129,467, respectively. Deferred tax assets consist of the following:

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets:
Allowance for doubtful accounts	$35,491	$31,852
Contingent liabilities	-	-
Net operating loss carryforwards:
PRC	153,696	97,192
HONG KONG	9,633	9,654
	198,820	138,698
Less valuation allowance	(163,329)	(106,846)
Total deferred tax assets	$35,491	$31,852

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

The Company’s net operation loss (“NOL”) was mainly from MingZhu Management’s cumulative NOL of approximately $587,000 as of December 31, 2021 which will mostly expire in 2026. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2021	December 31, 2020	December 31, 2019
PRC statutory tax rate	25.0%	25%	25%
Effect of tax rate differential	-13.3%	-5.2%	-2.2%
Valuation allowance deferred tax	-27.2%	4.9%	2.2%
Non-deductible items*	-1.4%	7.2%	8.3%
Effective tax rate	-16.9%	31.9%	33.3%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to capital market planning and late penalty fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020, the Company was obliged to pay the income tax of $881,740 and the late fees of approximately $264,266 as the Company failed to pay the income tax for the year ended December 31, 2018 by May 31, 2019, the deadline for making such tax payment. On March 18, 2021, the Company has paid up all owed taxes and late fees. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2021.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at the rate of 9% starting in April 2019, at the rate of 10% starting in May 2018 to March 2019, at the rate of 11% in and before April 2018.

Taxes payable consisted of the following:

	December 31, 2021	December 31, 2020
VAT taxes payable	$345,133	$442,054
Income taxes payable	2,761,201	2,272,072
Other taxes payable	26,960	8,283
Total	$3,133,294	$2,722,409

Note 16 – Shareholders’ equity

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

On December 29, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

As of December 31, 2021, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 19,134,277.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Share subscription receivables

Share subscription receivables represent unpaid capital contribution from the Company’s shareholders of $847,086 and $847,086 as of December 31, 2021 and 2020, respectively.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Group’s subsidiaries in the PRC were $916,148 and $877,886 as of December 31, 2021 and 2020, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries in the PRC not available for distribution, was $Nil and $Nil as of December 31, 2021 and 2020, respectively.

Note 17 – Commitments and Contingencies

Guarantee Commitments

In November 2017, the MingZhu entered into guarantee agreements for a capital lease of $2,531,453 to a subcontractor. The guarantee period was from November 2017 to January 2022. In November 2017, the MingZhu entered into a guarantee agreement in which MingZhu Logistics, a related party, guaranteed for the above-mentioned capital lease. The Company assessed its performance guarantee obligations as of December 31, 2021 in accordance with ASC 460, Guarantees, no financial impact was found.

Lease Commitments

The Company entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2021 are listed in section “Note 12 – Leases”.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applies for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case has not yet been held.

In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for above loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. There are no other material loss contingencies than above-mentioned ones for the years ended December 31, 2021 and 2020.

Note 18 – Subsequent events

On March 14, 2022, the Company entered into a Share Purchase Agreement Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua.

Under terms of the share purchase agreement, we shall pay $18,302,500 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $15,304,000 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing $4.00 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Founded in 2018, Yinhua provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Yinhua develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs. We expect this acquisition to be immediately accretive to our revenue, gross margin and net income.

On March 18, 2022, the parties completed the transaction. Upon the closing of the transaction, the Company acquired 100% shares outstanding of the Yinhua, and the Company issued 3,826,000 ordinary shares and paid $1,000,000 to the sellers.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

Note 19 – Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and performance position. A reclassification has been made to the Consolidated Balance Sheet and Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2020, to reclassify the others receivable.

Note 20 – Additional information (unaudited)

On December 29, 2021, the Company entered into a Share Purchase Agreement with Cheyi BVI which operates its business through its VIE, CheYi Network, an integrated online car-hailing and driver management services company, and each of shareholders of Cheyi BVI. The transaction was completed on December 31, 2021.

For the year ended December 31, 2021, Cheyi generated approximately RMB 511 million (approximately $79 million) in revenue and the net income was approximately RMB 19 million (approximately $3 million).

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the Merger. The unaudited pro forma condensed combined statements of income and comprehensive income combines the Cheyi’s and the Company’s operations for the year ended December 31, 2021, presented as if the acquisition had been completed on January 1, 2021.

MINGZHU LOGISTICS HOLDINGS LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(UNAUDITED)

(Stated in US Dollar)

	The Company	Cheyi BVI	Adjustments	Combined
REVENUES	$17,358,914	$79,321,839	$-	$96,680,753

COSTS AND EXPENSES
Cost of sales	15,428,131	72,395,079	-	87,823,210
General and administrative expenses	2,050,954	1,750,863	-	3,801,817
Sales and marketing expenses	367,633	436,805	-	804,438
Total costs and expenses	17,846,718	74,582,747	-	92,429,465

(LOSS) INCOME FROM OPERATIONS	(487,804)	4,739,092	-	4,251,288

OTHER (EXPENSES) INCOME
Interest expenses	(396,188)	(895,655)	-	(1,291,843)
Other expenses	(360,032)	(599)	-	(360,631)
Other income	441,025	-	-	441,025
Total other expenses, net	(315,195)	(896,254)	-	(1,211,449)

(LOSS) INCOME BEFORE INCOME TAXES	(802,999)	3,842,838	-	3,039,839

PROVISION FOR INCOME TAXES	135,414	842,756	-	978,170

NET (LOSS) INCOME	(938,413)	3,000,082	-	2,061,669

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(640,974)	(444,772)	-	(1,085,746)
COMPREHENSIVE (LOSS) INCOME	$(1,579,387)	$2,555,310	$-	$975,923

Weighted average shares used in computation:
Basic*	19,035,038	1	(1)	19,035,038
Diluted*	15,237,432	1	(1)	15,237,432

EARNINGS PER SHARE - BASIC*	$(0.05)	$-	$-	$0.11
EARNINGS PER SHARE - DILUTED*	$(0.06)	$-	$-	$0.14

The Company has prepared the unaudited pro forma combined condensed financial statements based on available information using assumptions that it believes are reasonable. These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual financial position or results of operations had the acquisition occurred on that date specified nor do they project the Company’s results of operations or financial position for any future period or date. The actual results reported by the combined company in periods following the acquisition may differ significantly from these unaudited pro forma combined condensed financial statements for a number of reasons. The pro forma financial statements do not account for the cost of any restructuring activities or synergies resulting from the Merger or other costs relating to the integration of the two companies, or other historical acquisitions that were undertaken by the Company.

Note 21 – Condensed financial information of the parent company (unaudited)

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash	$3,079,046	$16,876
Prepayments	4,701,968	303,102
Amount due from related parties	14,083,531	4,611,848
Total current assets	21,864,545	4,931,826

NON-CURRENT ASSET
Investment in subsidiaries	25,804,389	16,342,464
Total assets	$47,668,934	$21,274,290

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,792,071	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	47,668,934	21,274,290

Total liabilities and shareholders’ equity	$47,668,934	$21,274,290

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020.

PARENT COMPANY STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2021	2020	2019
(LOSS) INCOME OF SUBSIDIARIES	$(490,484)	$950,045	$2,020,552

COSTS AND EXPENSES
General and Administrative expenses	447,928	167,749	377,758
Total costs and expenses	447,928	167,749	377,758

(LOSS) INCOME FROM OPERATION	(938,412)	782,296	1,642,794

(LOSS) INCOME BEFORE INCOME TAXES	(938,412)	782,296	1,642,794

PROVISION FOR INCOME TAXES	-	-	-

NET (LOSS) INCOME	(938,412)	782,296	1,642,794

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(640,975)	752,828	(121,195)
COMPREHENSIVE (LOSS) INCOME	$(1,579,387)	$1,535,124	$1,521,599

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(938,412)	$782,296	$1,642,794
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	490,484	(950,045)	(2,020,552)
Prepayments	(4,400,661)	-	291,484
Net cash (used in) operating activities	(4,848,589)	(167,749)	(86,274)

Cash flows from financing activities:
Amounts advanced from related parties	(10,556,693)	166,872	(19,145)
Proceeds from private placement	18,465,009	-	-
Net cash provided by (used in) financing activities	7,908,316	166,872	(19,145)

Effect of exchange rate change on cash	2443	82	30

Net increase (decrease) in cash	3,062,170	(795)	(105,389)
Cash at beginning of the year	16,876	17,671	123,060
Cash at end of the year	$3,079,046	$16,876	$17,671