Form 20-F/A
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2022-09-13
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

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

☒ U.S. GAAP   ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

EXPLANATORY NOTE

MingZhu Logistics Holdings Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2022, to revise and add certain disclosure in “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, Consolidated Financial Statements, and Notes to Consolidated Financial Statements, to (i) provide additional disclosure regarding the Company’s arising from the operations conducted by its subsidiaries and variable interest entities based in China, (ii) revise and clarify certain disclosure with respect to the cash and asset flows through its organization, (iii) revise and add certain disclosure regarding the financial results of the Company, its subsidiaries and variable interest entities, and (iv) revise and add certain disclosure in relation to the Company’s operating segments.

This Amendment does not reflect subsequent events occurring after the original filing date of the Form 20-F or modify or update in any way the financial statements, consents or any other items disclosures made in the Form 20-F in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the Company’s other filings with the SEC subsequent to the filing of the Form 20-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment also contains certifications under the Sarbanes-Oxley Act of 2002.

MINGZHU LOGISTICS HOLDINGS LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” and the “Company” refer to MingZhu Logistics Holdings Limited, a company organized in the Cayman Islands, and its predecessor entities.

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“CAGR” refers to the estimated compound annual growth rate;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FIE” refers to a foreign-invested enterprise;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Frost & Sullivan Report” refers to the report, dated July 2019, commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the transportation industry in China and certain regions thereof;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

●	“initial public offering” refers to our initial public offering, in which we offered and sold an aggregate of 3,354,040 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“KPIs” refers to key performance indicators;

●	“We,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to MingZhu Logistics Holdings Limited明珠货运控股有限公司, a Cayman Islands exempted company.

●	“MingZhu” refers to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd., one of our operating subsidiaries in the PRC;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“ordinary shares” refers to our ordinary shares par value US$0.001 per share;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PFIC” refers to a passive foreign investment company;

●	“Registration Statement” refers to the registration statement we have filed with the SEC (as defined below) relating to this offering of which this annual report forms a part;

●	“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SAT” refers to China’s State Administration of Taxation;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Unit” or “Units” refer to the 3,333,335 Units of securities of the Company that were sold on March 12, 2021, with each Unit consisting of (a) one ordinary share, par value US$0.001 per share and (b) one warrant to purchase 0.75 ordinary share at an exercise price equal to $6.60, exercisable for three years and six months after the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

●	“US$,”, “$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States.

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

Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”) promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, or VATS, including Internet Content Provider (“ICP”) services. In addition, foreign-invested telecommunication enterprises should meet the requirements as prescribed in the relevant regulations. We have to conduct our VATS business through the VIEs.

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

All the agreements under our contractual arrangements with the VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and our contractual arrangements have not been tested in court. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

We conduct our operations in China through our PRC subsidiaries and VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ordinary shares. The Chinese government may intervene or influence the operation of our operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in operations and/or the value of our shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Overseas Issuance and Listing Regulations Drafts”), which are currently published for public comments only. According to the Overseas Issuance and Listing Regulations Drafts, among other things, after making initial applications with overseas stock markets for initial public offerings or any offerings after the initial public offering, all domestic companies shall file with the CSRC within three working days. The Overseas Issuance and Listing Regulations Drafts further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Issuance and Listing Regulations Drafts, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational licenses revoked. The Overseas Issuance and Listing Regulations Drafts, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would significantly limit our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Furthermore, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) promulgated the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021), stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. We believe our listing on Nasdaq does not constitute a direct overseas listing of domestic enterprises mentioned in the above press release and therefore we are not subject to the examination and approval by the relevant competent authorities of the state in accordance with the Negative List (2021). However, the above regulations and drafts for comments also indicate the intention of the Chinese government to increase its regulation of offshore investment in company’s utilizing the VIE structure to participate in the prohibited investment fields. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our shares. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

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

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, which became effective in August 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly enforcement agency of the State Council. Without the clearance from such agency, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly enforcement agency of the State Council, when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018 is triggered. If such prior notification is not obtained, the anti-monopoly enforcement agency may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines. We also have not implemented monopolistic behaviors including monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. However, since we anticipate that long term success in China’s market will require consolidation of the many small participants in that market, and our goal is to be one of the survivors of that consolidation, when it happens. Aggressive enforcement of new anti-monopoly regulations could interfere with our ability to achieve that goal. As of the date of this report, we have not been involved in any investigations on anti-monopoly initiated by the related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

The Commission has also adopted rules to implement the HFCAA. On March 24, 2021, the SEC adopted interim final amendments and on December 2, 2021, the SEC adopted final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Form 20-F and other forms with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a company’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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

After SEC issued new disclosure requirements to Chinese companies seeking to list on Nasdaq, SEC approved the Public Company Accounting Oversight Board’s (PCAOB) Rule 6100 establishing framework for determinations under the HFCAA. On December 20, 2021, the SEC’s Division of Corporation Finance (the “Division”) posted an illustrative letter containing sample comments that the Division may issue to China-based companies describing 15 areas where the agency encourages existing and future China-based listings to increase disclosures. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions.

Our independent registered public accounting firm that issued the audit report for our financial statements for 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. However, the recent U.S. legislative and evolving regulatory environments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares. The rules and guidelines applicable in the future are unclear and may affect the progress of our business. We cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. These additional requirements and more stringent criteria to be applied could add potential risks to our business and share price. Investigations under more strict scrutiny brought significant impact to the Company that may materially and adversely affect your stock holdings value, reduces the value of your investment.

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

The New CAC Measures do not apply to the Company or any of its subsidiaries or VIEs as of the date of this annual report. The Company and any of its subsidiaries or VIEs are not critical information infrastructure operators purchasing network products and services or online platform operators carrying out data processing activities that affect or may affect national security. We hold less than 1 million users’ personal information. We believe we are not subject to the cybersecurity review under the New CAC Measures. As of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by the CAC, and we have not received any warning, sanction or penalty in such respect. We believe that we are compliant with the regulations or policies that have been issued by the CAC as of the date of this annual report.

Continued expansion of business operations by the Company, however, could bring the Company within the scope of authority of the CAC rules, and future enacted or amended CAC rules may increase compliance standards on our business operation, and thus have a substantial impact on our business. There are substantial uncertainties as to whether and how the CAC’s further actions and any amended version of the Cybersecurity Review Measures would impact U.S. listed companies like us. It is likely that our data processing activities within China are regulated under any future enacted or amended CAC rules, which may subject us to cybersecurity review if the PRC governmental authorities deem such activities have affected or may affect national security. If we will be subject to increased scrutiny regarding data security and data protection, our business, operation, reputation and the price of our securities may be adversely affected. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, there is no assurance that we would be able to pass such review in a timely manner or at all. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may result in a material change in our operations, the value of the securities registered or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We were engaged in the business of air freight as an international freight forwarding agency and had entered into master agreements with the subcontractors. Due to the COVID-19 pandemic, this particular business has been suspended and no significant revenue was recorded since the beginning of 2020. We have not obtained the relevant certificate for this type of business, or completed filings with the competent governmental agencies. All of our subcontractors are qualified to conduct relevant business activities. According to the Detailed Rules for Implementing the Regulations of the People’s Republic of China on the Administration of the International Freight Forwarding Industry, entities engaging in international freight forwarding operations which are in violation of the provisions of the Regulations of the People’s Republic of China on the Administration of the International Freight Forwarding Industry and the present Detailed Rules are subject to bans against any illegal operational activities imposed by governmental agencies that are in charge of the trade sector. The agencies for industry and commerce shall impose penalties on such entities in accordance with the provisions of the relevant laws and administrative regulations, and the agencies in charge of the trade sector shall announce the ban thereof. The relevant local agencies of commerce shall file a record for archival purposes with the MOFCOM after making the announcement. Such entities are prohibited from applying for handling international freight forwarding operations independently or jointly with other applicants for five years. Meanwhile, Implementing Regulations of the Customs of the People’s Republic of China on Administrative Penalties, which was promulgated in 2004 by the State Council, further provides that in case anyone undertakes customs declaration business without going through customs registration or fails to obtain the customs declaration practicing qualification, it shall be banned from conducting the business activities, the illegal gains shall be confiscated, and a fine of less than RMB 100,000 (approximately $14,544) may be imposed. Although we have suspended conducting this type of business for now, we face the risk of violating the foregoing PRC regulations. We may also face the risk of breaching the agreements we have entered into with our customers or subcontractors for air freight services and be banned from conducting this type of business and subject to punishments or confiscation of the gains derived from related business. As of the date of this annual report, we have not received any order or penalty from any governmental authorities but we cannot assure you that we will not be subject to any order or penalties for the lack of relevant qualifications before we complete necessary registration and filing requirements.

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

We have engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the PRC transportation industry, which we refer to as the “Frost& Sullivan Report”. Information and data relating to the PRC transportation industry have been derived from Frost & Sullivan Report. Statistical data included in the Frost & Sullivan Report also include projections based on a number of assumptions. The transportation industry may not grow at the rate projected by market data, or at all. Any failure of the PRC transportation industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

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

We currently have 11 wholly-owned subsidiaries, including MingZhu Investment Limited, a company formed under the laws of the British Virgin Islands (“MingZhu BVI”), MingZhu HK, a limited liability company formed under the laws of Hong Kong, Cheyi (BVI) Limited, a British Virgin Islands company (“Cheyi BVI”), YINHUA (BVI) LIMITED, a British Virgin Islands company (“Yinhua”), Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Each of our five operating subsidiaries is a company formed under the laws of the PRC. Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”) and Hainan Zhisheng Car Services Co., Ltd. (“Zhisheng”) are consolidated variable interest entities (each “VIE”, together, “VIEs”) of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (“MingZhu Management”), which is engaged in the business of transportation and supply chain management services.

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

Throughout this report we refer to MingZhu Logistics Holdings Limited as “we,” “us,” “our,” or “the Company”. The 11 subsidiaries of the Company are identified in “4.A. History and Development of the Company” in this report. We refer to Cheyi Network Technology Co., Ltd. and Hainan Zhisheng Car Services Co., Ltd. as our “VIEs” in this report. The investors have purchased securities in the Company. Our subsidiaries and/or the VIEs conduct operations in China. The VIEs are consolidated for accounting purposes but are not the entities in which the investors own equity, and the Company does not conduct operations.

Risks Related to VIE structure and Doing Business in China

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses. Pursuant to the FITE Regulations promulgated by the State Council, foreign investors are not allowed to hold more than 50% of the equity interests of any company providing VATS. In addition, foreign-invested telecommunication enterprises should meet the requirements as prescribed in the relevant regulations. We have to conduct our VATS business through the VIEs.

The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits or limits direct foreign investment in the operating companies. Investors of our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. Such VIE arrangement is not identical to owning such entities directly, and investors will own shares in a holding company with contracts with the VIEs and will not have any equity ownership of such VIEs themselves. The VIE arrangement may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could affect changes, subject to any applicable fiduciary obligations at the management level. However, under the VIE arrangement, as a legal matter, if the VIEs or its shareholders fail to perform their respective obligations under the VIE arrangement, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these VIE Agreements or we experience significant delays or other obstacles in the process of enforcing the VIE arrangement, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs.

All the agreements under our contractual arrangements with the VIEs and their equity owners are governed by PRC law and provide for the resolution of disputes through arbitration in China. As of the date hereof, the agreements governed by PRC law that serve as the basis for a VIE arrangement have not been tested in a PRC court of law. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Further, we face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC regulatory authorities disallow VIE structure, it would likely result in a material change in your operations and/or a material change in the value of the registered securities, including that it could cause the value of such securities to significantly decline or become worthless.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Accordingly, it is uncertain whether we would be able to enforce the VIE arrangement in a court of law in China, either in an action directly in China or in seeking to enforce a foreign judgment in China. The costs of seeking to enforce such VIE arrangement could be substantial, and the outcome of such litigation might not result in us enforcing such VIE arrangement. If such VIE arrangement were not enforced, investors could see the value of their Shares decrease in value or become worthless.

For more information regarding the risks associated with the VIE structure, see “Risk Factors-Risks Related to Our Corporate Structure”.

In addition, there are legal and operational risks associated with being based in or having the majority of the Company’s operations in China, including by not limited to:

(1)	The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in our ordinary shares and our business face potential uncertainty from the PRC government’s policy.

(2)	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business the Company may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

(3)	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject the Company to severe fines or penalties and create other regulatory uncertainties regarding the Company’s corporate structure. Further, the Anti-Monopoly Law which became effective in August 2008 and was amended on June 24, 2022, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

(4)	The HFCAA, recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs. The HFCAA requires a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm that issued the audit report for our financial statements for 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and thus our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, we cannot be certain whether SEC or other U.S. regulatory authorities would apply additional and more stringent criteria to Chinese issuers including us as related to the audit of our financial statements. Trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and that as a result an exchange may determine to delist your securities.

(5)	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and consequently affecting our ability to prepare for and seek approval and commercialization of our product candidates both in China and elsewhere.

(6)	Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the PRC, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On January 4, 2022, the Cyber Administration of China promulgated the New CAC Measures, which came into effect on February 15, 2022. According to the New CAC Measures, critical information infrastructure operators purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review. Network platform operators holding personal information of more than 1 million users seeking to be listed abroad must apply for a cybersecurity review as well. The New CAC Measures do not apply to the Company or any of its subsidiaries or VIEs as of the date of this annual report. Continued expansion of business operations by the Company, however, could bring the Company within the scope of authority of the CAC rules, and future enacted or amended CAC rules may increase compliance standards on our business operation, and thus have a substantial impact on our business. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, there is no assurance that we would be able to pass such review in a timely manner or at all. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may result in a material change in our operations, the value of the securities registered or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

(7)	On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Overseas Issuance and Listing Regulations Drafts”), which are currently published for public comments only. According to the Overseas Issuance and Listing Regulations Drafts, among other things, after making initial applications with overseas stock markets for initial public offerings or any offerings after the initial public offering, all domestic companies shall file with the CSRC within three working days. The Overseas Issuance and Listing Regulations Drafts further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Issuance and Listing Regulations Drafts, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational licenses revoked. The Overseas Issuance and Listing Regulations Drafts, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would significantly limit our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

(8)	The MOFCOM and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021), stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. We believe our listing on Nasdaq does not constitute a direct overseas listing of domestic enterprises mentioned in the above press release and therefore we are not subject to the examination and approval by the relevant competent authorities of the state in accordance with the Negative List (2021). However, the above regulations and drafts for comments also indicate the intention of the Chinese government to increase its regulation of offshore investment in company’s utilizing the VIE structure to participate in the prohibited investment fields. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our shares. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

These risks associated with being based in or having the majority of the Company’s operations in China could result in a material change in our operations and/or the value of the securities registered or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For more information, see “Risk Factors- Risks Related to Doing Business in China”.

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

The following chart sets forth a summary of the licenses and permissions obtained by the principal PRC subsidiaries as of the date of this annual report:

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	MingZhu	Shenzhen Transportation Committee	November 7, 2018	November 6, 2022
Road Freight Forwarding Operation Permit	MingZhu Pengcheng	Shenzhen Transportation Committee	September 30, 2018	September 29, 2022
Road Transport Operation Permit	Cheyi Network	Hangzhou Road Transport Administration	April 2, 2019	April 2, 2023
Car Rental Business Certificate of Record	Cheyi Network	Road Transportation Management Office of Yuhang District, Hangzhou	October 31, 2019	October 31, 2022
Value-added Telecommunications Business License	Cheyi Network	Zhejiang Communications Administration	July 30, 2021	July 29, 2026
Value-added Telecommunications Business License	Zhisheng	Ministry of Industry and Information Technology	April 15, 2019	April 15, 2024

We have obtained all requisite licenses and permissions to conduct our business in China in material aspects. Furthermore, we believe that (i) we will not be required to submit an application to the CSRC for its approval of the VIE arrangement under the “M&A Rules”; (ii)we would not constitute an “operator of critical information infrastructure” nor our or VIE’s business and activities would affect or may affect national security, so we believe we are not subject to the cybersecurity review under the Cybersecurity Review Measures; and (iii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and prospects for future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is not contrary to or otherwise different from the conclusions stated above. If we, our subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value or be worthless. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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

Licenses and Permits

We have obtained all necessary licenses, approvals and permits that are material to our road transportation business, all of which are validly issued and current as of the date of this annual report. The details of the permits we have obtained by are as follows:

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	MingZhu	Shenzhen Transportation Committee	November 7, 2018	November 6, 2022
Road Freight Forwarding Operation Permit	MingZhu Pengcheng	Shenzhen Transportation Committee	September 30, 2018	September 29, 2022
Road Transport Operation Permit	Cheyi Network	Hangzhou Road Transport Administration	April 2, 2019	April 2, 2023
Car Rental Business Certificate of Record	Cheyi Network	Road Transportation Management Office of Yuhang District, Hangzhou	October 31, 2019	October 31, 2022
Value-added Telecommunications Business License	Cheyi Network	Zhejiang Communications Administration	July 30, 2021	July 29, 2026
Value-added Telecommunications Business License	Zhisheng	Ministry of Industry and Information Technology	April 15, 2019	April 15, 2024

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

We currently have 11 wholly-owned subsidiaries, including MingZhu BVI, MingZhu HK, a limited liability company formed under the laws of Hong Kong, Cheyi BVI, Yinhua, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Our five operating subsidiaries are companies formed under the laws of the PRC. Cheyi Network and Zhisheng are VIEs of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of MingZhu Management, which is engaged in the business of transportation and supply chain management services.

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

We operate our VATs business mainly through the VIEs in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP. Such a contractual relationship is not identical to owning such entities directly, and investors will own shares in a holding company with contracts with the VIEs and will not have any equity ownership of the VIEs themselves. The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidies and VIEs. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.

The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could affect changes, subject to any applicable fiduciary obligations at the management level. However, under the VIE Agreements, as a legal matter, if the VIEs or its shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these VIE Agreements or we experience significant delays or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Furthermore, all of these VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, and such VIE Agreements have not been tested in a court of law. The legal environment in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these VIE Agreements. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Accordingly, it is uncertain whether we would be able to enforce the VIE Agreements in a court of law in China, either in in an action directly in China or in seeking to enforce a foreign judgment in China. The costs of seeking to enforce such VIE Agreements could be substantial, and the outcome of such litigation might not result in us enforcing such VIE Agreements. If such VIE Agreements were not enforced, investors could see the value of their shares decrease in value or become worthless. Because we do not directly hold equity interests in the VIEs, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements.

We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and a complete hindrance of our ability to offer or continue to offer our securities to investors and the value of our shares may depreciate significantly or become worthless.

Under VIE Agreements, the Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Cheyi WFOE”) and the Zhejiang Caiyunlian Technology Co., Ltd. (“Yinhua WFOE”) are wholly foreign-owned entities who receive the economic benefits of the VIEs’ business operation.

The following is a summary of VIE Agreements by and among Cheyi Network, a subsidiary of Cheyi BVI, Cheyi WFOE and the shareholders of Cheyi BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated November 24, 2021, Cheyi WFOE has agreed to provide the following services (among others) to Cheyi Network:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Cheyi Network according to the need of business and capacity of the Cheyi WFOE.

This agreement was effective from November 24, 2021 and will continue to be effective unless it is terminated by written notice of Cheyi Network.

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, all parties agreed that without obtaining Cheyi WFOE ’s prior written consent, Cheyi Network shall not, and each of the Cheyi Network and shareholders of Cheyi Network shall cause each of Cheyi Network and its subsidiaries not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Cheyi Network shall and shareholders of Cheyi Network shall cause Cheyi Network and its subsidiaries to accept suggestions raised by Cheyi WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Cheyi Network and its subsidiaries and Cheyi Network and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Cheyi Network entered into an Equity Pledge Interest Agreement with Cheyi WFOE, dated November 24, 2021. Under such equity pledge agreement, each of the shareholders of Cheyi Network pledged its respective equity interest in Cheyi Network to Cheyi WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Cheyi Network without the prior written consent of Cheyi WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Cheyi WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, the shareholders of Cheyi Network granted Cheyi WFOE or its designee an option to purchase all or a portion of their respective equity interest in Cheyi Network or the RMB 1.

Each of shareholders of Cheyi Network agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Cheyi Network’s equity interest to Cheyi WFOE, if the shareholders obtain dividends, bonuses or residual property from Cheyi Network, the shareholders shall transfer all the income (after tax) to Cheyi WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Cheyi Network have been acquired by Cheyi WFOE or its designee, and upon the condition that Cheyi WFOE and its subsidiaries, branches can engage in the business of Cheyi Network legally.

Cheyi WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Cheyi Network and the shareholders of Cheyi Network at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Cheyi Network and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, each of the shareholders of Cheyi Network has agreed to irrevocably entrust Cheyi WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Cheyi Network.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Cheyi WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Cheyi Network had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Cheyi Network confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Cheyi Network held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Cheyi Network will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on November 24, 2021.

The following is a summary of VIE Agreements by and among Zhisheng, a subsidiary of Yinhua, Yinhua WFOE and the shareholders of Yinhua. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated January 22, 2022, Yinhua WFOE has agreed to provide the following services (among others) to Zhisheng:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Zhisheng according to the need of business and capacity of the Yinhua WFOE.

This agreement was effective from January 22, 2022 and will continue to be effective unless it is terminated by written notice of Zhisheng.

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Yinhua WFOE, Zhisheng and the shareholders of Zhisheng, dated January 22, 2022, all parties agreed that without obtaining Yinhua WFOE ’s prior written consent, Zhisheng shall not, and each of the Zhisheng and shareholders of Zhisheng shall cause each of Zhisheng and its subsidiaries not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Zhisheng shall and shareholders of Zhisheng shall cause Zhisheng and its subsidiaries to accept suggestions raised by Yinhua WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Zhisheng and its subsidiaries and Zhisheng and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Zhisheng entered into an Equity Pledge Interest Agreement with Yinhua WFOE, dated January 22, 2022. Under such equity pledge agreement, each of the shareholders of Zhisheng pledged its respective equity interest in Zhisheng to Yinhua WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Zhisheng without the prior written consent of Yinhua WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Yinhua WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Yinhua WFOE, Zhisheng and the shareholders of Zhisheng, dated January 22, 2022, the shareholders of Zhisheng granted Yinhua WFOE or its designee an option to purchase all or a portion of their respective equity interest in Zhisheng for the RMB 1.

Each of shareholders of Zhisheng agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Zhisheng’s equity interest to Yinhua WFOE, if the shareholders obtain dividends, bonuses or residual property from Zhisheng, the shareholders shall transfer all the income (after tax) to Yinhua WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Zhisheng have been acquired by Yinhua WFOE or its designee, and upon the condition that Yinhua WFOE and its subsidiaries, branches can engage in the business of Zhisheng legally.

Yinhua WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Zhisheng and the shareholders of Zhisheng at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Zhisheng and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Yinhua WFOE, Zhisheng and the shareholders of Zhisheng, dated January 22, 2022, each of the shareholders of Zhisheng has agreed to irrevocably entrust Yinhua WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Zhisheng.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Yinhua WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Zhisheng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Zhisheng confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Zhisheng held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Zhisheng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on January 22, 2022.

Consent Letter

Each spouse of shareholder of Zhisheng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Zhisheng confirm and agree that the equity interest in the Zhisheng held by each shareholder of Zhisheng is her or his individual property not the joint property, which each shareholder of Zhisheng is entitled to dispose of on her or his own.

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

The following tables present selected condensed consolidated financial data of the Company and its subsidiaries and VIEs, separately, for the years ended December 31, 2021, 2020 and 2019, and balance sheet data as of December 31, 2021 and 2020, which have been derived from our audited consolidated financial statements for those periods. MingZhu records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of the Company as “Investment in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “(Loss) Income of Subsidiaries” in the selected condensed consolidated statements of income and comprehensive income.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31, 2021
	The Company	Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$17,358,914	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$(490,484)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$(1,131,458)	$-	$-	$(1,579,387)

	For the Years Ended December 31, 2020
	The Company	Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$18,793,951	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$950,045	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$1,702,873	$-	$(166,872)	$1,535,124

	For the Years Ended December 31, 2019
	The Company	Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$29,410,550	$-	$-	$29,410,550
NET (LOSS) INCOME	$(377,758)	$2,020,552	$-	$-	$1,642,794
COMPREHENSIVE (LOSS) INCOME	$(377,758)	$1,899,357	$-	$-	$1,521,599

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	The Company	Subsidiaries	VIEs	Eliminations	Total

Cash	$3,079,046	$1,196,006	$1,477,065	$-	$5,752,117
Total current assets	$21,864,545	$29,583,940	$7,030,714	$(18,870,048)	$39,609,151
Total non-current assets	$-	$2,511,855	$10,576,090	$29,652,890	$42,740,835
Total assets	$21,864,545	$32,095,795	$17,606,804	$10,782,842	$82,349,986
Total liabilities	$18,002,435	$25,418,636	$8,293,662	$(17,033,681)	$34,681,052
Total shareholders’ equity	$3,862,110	$6,677,159	$9,313,142	$27,816,523	$47,668,934
Total liabilities and shareholders’ equity	$21,864,545	$32,095,795	$17,606,804	$10,782,842	$82,349,986

	As of December 31, 2020
	The Company	Subsidiaries	VIEs	Eliminations	Total

Cash	$16,876	$2,088,749	$-	$9,500,000	$11,605,625
Total current assets	$4,931,826	$20,681,162	$-	$4,585,050	$30,198,038
Total non-current assets	$-	$3,741,953	$-	$-	$3,741,953
Total assets	$4,931,826	$24,423,115	$-	$4,585,050	$33,939,991
Total liabilities	$597,658	$17,025,520	$-	$(4,957,477)	$12,665,701
Total shareholders’ equity	$4,334,168	$7,397,595	$-	$9,542,527	$21,274,290
Total liabilities and shareholders’ equity	$4,931,826	$24,423,115	$-	$4,585,050	$33,939,991

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	As of December 31, 2021
	The Company	Subsidiaries	VIEs	Eliminations	Total

Net cash (used in) operating activities	$(4,848,590)	$(18,935,572)	$-	$-	$(23,784,162)
Net cash provided by investing activities	$-	$1,277,584	$-	$-	$1,277,584
Net cash provided by (used in) financing activities	$7,908,316	$18,254,231	$-	$(9,498,000)	$16,664,547

	As of December 31, 2020
	The Company	Subsidiaries	VIEs	Eliminations	Total

Net cash (used in) operating activities	$(167,749)	$(722,460)	$-	$-	$(890,209)
Net cash (used in) investing activities	$-	$(156,029)	$-	$-	$(156,029)
Net cash provided by (used in) financing activities	$166,872	$12,146,504	$-	$-	$12,313,376

	As of December 31, 2019
	The Company	Subsidiaries	VIEs	Eliminations	Total

Net cash (used in) operating activities	$(86,274)	$1,203,669	$-	$-	$1,117,395
Net cash (used in) investing activities	$-	$(917,288)	$-	$-	$(917,288)
Net cash provided by (used in) financing activities	$19,145	$(807,912)	$-	$-	$(788,767)

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

British Virgin Islands

MingZhu BVI, Cheyi BVI and Yinhua are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MingZhu HK, Cheyi (Hong Kong) Limited, and Yinhua (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, MingZhu HK, Cheyi (Hong Kong) Limited, and Yinhua (HK) Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Total costs and expenses increased by $464,579, or 2.7%, to $17,846,718 for the year ended December 31, 2021 as compared to $17,382,139 for the year ended December 31, 2020. This increase was primarily due to an increase of sales and marketing expenses as we intend to improve our public image and gain more public exposures and the professional fees in relation with the private placement and acquisitions of Cheyi BVI and Yinhua.

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

General and administrative expenses increased by $729,542 to $2,050,954 for the year ended December 31, 2021 as compared to $1,321,412 for the year ended December 31, 2020, which was primarily due to increase professional fees including fess in relation with the private placement and acquisition of Cheyi BVI and Yinhua.

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

Revenue Recognition

Revenues are mainly generated from provision of trucking services and car rental services. The Company’s car rental services are accounted for under Accounting Standards Codification (“ASC”) Topic 840, Leases (“ASC 840”). The Company’s trucking services are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Trucking service under ASC 606

The core principle of the ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have material impact on the Company’s consolidated financial statements.

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

Car rental services under ASC 840

Under ASC 840 rental income from operating leases is recognized on a straight-line basis, based on contractual lease terms with fixed and determinable increases over the non-cancellable term of the related lease when collectability is reasonably assured. The Company offers a broad portfolio of passenger cars for rent on a monthly basis with most rental agreements cancelable upon the return of cars. The customer has the right to cancel the lease at any time during the rental period for a subsequent month’s rental and payments are generally billed in advance on a month-to-month basis.

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

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings and improvements	10 years
Computer and office equipment	3-5 years
Revenue equipment – trucking*	5 years
Revenue equipment – car rental**	6 Years

*	Revenue equipment – trucking are trucks and trailers only used for providing trucking services.
**	Revenue equipment – car rental are passenger cars only used for providing car rental services.

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

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash,” (“ASU 2016-18”). This ASU requires a statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard in the first quarter of 2018. The impact of adoption on its Consolidated Financial Statements for any period presented is not material.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 – Leases (Topic 842). Under the new guidance, a lessee is required to recognize lease liabilities and corresponding right-of-use assets, initially measured at the present value of lease payments, on the balance sheet for operating leases with terms greater than one year. Lessor accounting remains largely unchanged from existing lease accounting. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. If the lessee makes the election, the lessee would recognize lease expense on a straight-line basis over the lease term. This ASU is effective in annual reporting periods beginning after December 15, 2018 and the interim periods within that fiscal year. The Company has finished the evaluation and determined there is no impact of on its Consolidated Financial Statements as of December 31, 2021.

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

The following summarizes the amounts of cash disaggregated by currency denomination as of December 31, 2021 and 2020, separately in each jurisdiction in which our affiliated entities are domiciled.

	Cash held as of December 31, 2021
	USD	HKD	RMB	Total in USD
Cayman	$3,063,237	$15,809	$-	$3,079,046
BVI	$1,000	$10,149	$-	$11,149
Hong Kong	$724,697	$4,875	$24,407	$753,979
PRC - subsidiaries	$-	$-	$430,878	$430,878
PRC - VIEs	$-	$-	$1,477,065	$1,477,065
Total	$3,788,934	$30,834	$1,932,350	$5,752,117

	Cash held as of December 31, 2020
	USD	HKD	RMB	Total in USD
Cayman	$-	$16,876	$-	$16,876
BVI	$-	$11,182	$-	$11,182
Hong Kong	$9,538,951	$4,334	$331	$9,543,616
PRC - subsidiaries	$-	$-	$2,033,951	$2,033,951
PRC - VIEs	$-	$-	$-	$-
Total	$9,538,951	$32,392	$2,034,282	$11,605,625

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

Dividends and Distributions

We may rely on dividends and other distributions on equity to be paid by our PRC subsidiaries and VIEs to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. Currently, substantially all of our operations are in PRC. Cash

Direct holding

If funds are required by the Company, the PRC subsidiaries will transfer the cash to MingZhu HK in accordance with the laws and regulations of the PRC, and then MingZhu HK will transfer the cash to the Comany.

Contractual agreement

If funds are required by the Company, the VIEs will transfer the cash to Cheyi WFOE, pursuant to the VIE agreements. Cheyi WFOE will then transfer the cash to Cheyi HK in accordance with the laws and regulations of the PRC, and then Cheyi HK will transfer the cash to the Company.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

For the years ended December 31, 2021, 2020, and 2019, the cash flows between the Company, the Company’s subsidiaries, and the Company’s VIEs, and direction of transfer are as follows:

	For the years ended December 31,
	2021	2020	2019
Cash flows from the Company to the Company’s subsidiaries	$9,500,000	$-	$19,347
Cash flows from the Company to VIEs	$-	$-	$-
Cash flows from the MingZhu HK to PRC subsidiaries	$8,224,143	$552,709	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-
Cash flows from PRC subsidiaries to the MingZhu HK	$-	$-	$-

Except for above cash flows, for the years ended December 31, 2021, 2020 and 2019, (1) no transfer of other assets has occurred among the Company, its subsidiaries, and the VIEs, (2) no dividends or distributions have been made by a subsidiary or the VIEs, and (3) the Company has not made any dividends or distributions to U.S. investors, respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

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

The table below shows the details of our capital expenditure for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019
Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$199,481	$156,029	$917,288
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$98,972	$980,244	$1,078,425
Sum of above cash outflows	$298,453	$1,136,273	$1,995,713

Credit Facilities

The table below presents our contractual obligations in relation to bank borrowings as of December 31, 2021.

Bank name	Term	Interest rate	Collateral/Guarantee	Date of paid off	December 31, 2021
Hangzhou United Rural Commercial Bank Co., Ltd.(1)	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 20, 2021	156,922
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 29, 2021	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	January 13, 2022	784,609
Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	-	470,765
Industrial Bank Co., Ltd. (3)	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 7, 2022	376,612
China Everbright Bank Co., Ltd. (4)	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	-	2,259,674
Bank of Communications Co., Ltd. (5)	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 9, 2022	3,295,359
WeBank Co., Ltd. (6)	From August 26, 2021 to August 26, 2023	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	448,348
Total					$8,027,672

(1)	In November 26, 2018, the Cheyi Network entered into a revolving line of credit agreement with Hangzhou United Rural Commercial Bank Co., Ltd. pursuant to which the Cheyi Network is able to borrow up to RMB5,500,000 (approximately $863,070). The line of credit agreement entitles the Cheyi Network to enter into separate loan contracts under such line of credit. The Cheyi Network utilized a total of RMB5,000,000 (approximately $784,609) during the year ended December 31, 2021 via five withdraws. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date. The Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements after the acquisition of Cheyi Network.

(2)	In November 11, 2021, the Company entered into a one-year term loan agreement with Zhejiang Tailong Commercial Bank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(3)	In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 28, 2021, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(4)	In October 2020, the Company entered into a one-year term line of credit agreement with China Everbright Bank pursuant to which the Company may borrow up to RMB 30,000,000 (approximately $4,597,701). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 15,000,000 (approximately $2,298,851) in October 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its audited condensed consolidated financial statements. The Company paid off the above loan by October 2021 followed by a new credit line withdrawal of RMB 15,000,000 (approximately $2,353,827). As of December 31, 2021, RMB 15,000,000 was not utilized by the Company.

(5)	In April 2021, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,923,046). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(6)	In April 2021, the Company entered into a one-year term loan agreement with WeBank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

The table below presents our contractual obligations in relation with capital lease and financing obligations as of December 31, 2021.

Institution name	Minimum lease payments	Future finance changes	Present value of minimum lease payments
ShanDong HOWO Auto Finance Co., Ltd.	$92,203	$4,005	$88,198
China KangFu International Leasing CO., LTD.	30,528	1,870	28,658
Other various institutions	2,746,242	395,138	2,351,104
Total	$2,868,973	$401,013	$2,467,960

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Alpha Global (BVI) Limited(3)	5,400,000	23.5%
Excelsior Investment Limited(4)	1,260,000	5.5%
Exquisite Elite Limited (5)	2,250,000	9.8%
Stonewdd Global (BVI) Limited(8)	3,189,000	13.9%
GYX GLOBAL LIMITED(9)	3,376,750	14.7%
Executive Officers and Directors
Jinlong Yang(6)	5,400,000	23.5%
Jingwei Zhang	-	-
Zhuo Wang (7)	2,250,000	9.8%
Mikael Charette	-	-
Yanhong Xue	-	-
To Wai Suen	-	-
All directors and executive officers as a group (6 individuals)	7,650,000	33.3%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

(2)	Applicable percentage of ownership is based on 22,960,277 ordinary shares outstanding as of the date of this annual report.

(3)	Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director of Alpha Global (BVI) Limited, a limited company formed under the laws of the British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited. The address of Alpha Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Gui Ling Guo, a director and Vice Chair of the board of directors of MingZhu and mother of Zhuo Wang, our director, is the sole shareholder and director of Excelsior Investment Limited, a limited company incorporated under the laws of Hong Kong, and holds the voting and dispositive power over the ordinary shares held by Excelsior Investment Limited. The address of Excelsior Investment Limited is FLAT/RM 6 8/F, K Wah Centre, 191 Java Road North Point, Hong Kong.

(5)	Zhuo Wang, our director, is a director and holder of 86% of the outstanding shares of Exquisite Elite Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited. The address of Exquisite Elite Limited is Vistra Corporation Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Consists of 5,400,000 ordinary shares directly held by Alpha Global (BVI) Limited, of which Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director. Mr. Yang holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited.

(7)	Consists of 2,250,000 ordinary shares directly held by Exquisite Elite Limited, of which Zhuo Wang, our director, is a director and holder of 86% of its outstanding shares. Mr. Wang holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited.

(8)	Dongdong Wang, manager of Cheyi Network, is the sole shareholder and director of Stonewdd Global (BVI) Limited, a limited company incorporated under the laws of British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Stonewdd Global (BVI) Limited. The address of Stonewdd Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	Xiangyin Guo, manager of Zhisheng, is the sole shareholder and director of GYX GLOBAL LIMITED, a limited company incorporated under the laws of British Virgin Islands, and holds the voting and dispositive power over the ordinary shares held by GYX GLOBAL LIMITED. The address of GYX GLOBAL LIMITED Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Related Party Balances

The amount due from related parties consists of the following:

RP Name	Relationship	Nature	December 31, 2021	December 31, 2020
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	$-	$346,986
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	705,280	394,354
			$705,280	$741,340

The above balance has been fully collected by the date of this annual report.

The amount due to related parties consists of the following:

RP Name (EN)	Relationship	Nature	December 31, 2021	December 31, 2020
Exquisite Elite Limited	Shareholder	Advances for payment of professional fee	$14,479	$802,672
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose	81,375	116,153
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	198,490	-
Mr. Jingwei Zhang	CFO	Advances for operational purpose	-	75,021
			$294,344	$993,846

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2021 consists of the following:

Related Parties*	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2021
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From November 11, 2021 to November 5, 2022	$156,922	$156,922
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From September 23, 2021 to September 22, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From September 16, 2021 to September 15, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From July 14, 2021 to January 13, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co., Ltd.	From June 29, 2021 to January 13, 2022	784,609	784,609
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd	From November 11, 2021 to November 19, 2022	470,765	470,765
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	470,765	376,612
Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	2,353,827	2,259,674
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	3,923,046	3,295,359
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	$470,765	$448,348
			$8,866,082	$8,027,672

*	Mr. Dongdong Wang is the manager of Cheyi Network and a shareholder of the Company.

The collateral and guarantee made by related parties to the Company as of December 31, 2020 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2020
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	The Industrial Bank Co., Ltd.	From April, 2020 to April, 2021	$398,467	$291,188
Guarantee by Mr. Jinlong Yang and one of Mr. Jinlong Yang’s family member, pledge by Jinlong Yang and his private fixed deposits of RMB 1 million.	Zhujiang Rural Bank	From April, 2020 to April, 2021	459,770	390,805
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank	From October, 2020 to October, 2021	2,298,851	2,114,943
Guarantee by Mr. Jinlong Yang, one of Mr. Jinlong Yang’s family member and a third party	Bank of Communications	From November, 2020 to November, 2021	3,831,418	3,754,788
			$6,988,506	$6,551,724

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-37.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8**	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9**	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10**	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11**	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.

Exhibit No.	Description of document
10.12***	English Translation of Master Exclusive Service Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.13***	English Translation of Business Cooperation Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Shareholders named therein.
10.14***	English Translation of Equity Interest Pledge Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Pledgors named therein.
10.15***	English Translation of Exclusive Option Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.16***	English Translation of Proxy Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.17***	English Translation of Letter of Confirmation and Undertaking, dated November 24, 2021, by shareholders of Zhejiang Cheyi Network Technology Co., Ltd.
10.18***	English Translation of Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.19***	English Translation of Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.20***	English Translation of Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.21***	English Translation of Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.22***	English Translation of Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.23***	English Translation of Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.24***	English Translation of Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1***	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2***	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS***	Inline XBRL Instance Document
101.SCH***	Inline XBRL Taxonomy Extension Schema Document
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104***	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed with the Annual Report on Form 20-F on May 11, 2022.
***	Filed with this Amendment No. 1 to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: September 13, 2022

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

Revised of 2021 Financial Statements

As discussed in Note 1, 2, 8, 10, 11, 12, 14 and 21, to the consolidated financial statements, the 2021 consolidated financial statements have been revised to enhance disclosure.

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

Singapore

May 11, 2022, except for Note 1, 2, 8, 10, 11, 12, 14 and 21, as to which the date is September 13, 2022.

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

On December 29, 2021 (“Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang Cheyi Network Technology Co., Ltd. (the “Cheyi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	20,152,890
Total purchase price for acquisition net of $1,477,065 of cash	$27,988,967

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is exercises control and, when applicable, entities for which the Company has a controlling financial interest or the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% directly owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% directly owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Ningbo Cheyi” or Cheyi WFOE)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% directly owned by Cheyi HK

Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”)	● ● ●	A PRC limited liability company Incorporated on December 10, 2015 An integrated online car-hailing and driver management services company	100% owned by Ningbo Cheyi via contractual arrangements

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

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings and improvements	10 years
Computer and office equipment	3-5 years
Revenue equipment– trucking*	5 years
Revenue equipment – car rental**	6 years

*	Revenue equipment – trucking are trucks and trailers only used for providing trucking services.
**	Revenue equipment – car rental are passenger cars only used for providing car rental services.

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

Revenue Recognition

Revenues are mainly generated from provision of trucking services and car rental services. The Company’s car rental services are accounted for under Accounting Standards Codification (“ASC”) Topic 840, Leases (“ASC 840”). The Company’s trucking services are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Trucking service under ASC 606

The core principle of the ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have material impact on the Company’s consolidated financial statements.

For each trip of the provision of trucking services, we have one single performance obligation, which is to transport our customer’s freight from a specified origin to a specified destination, with the transit period typically being less than three days.

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

Disaggregated information of trucking services revenues by geographic locations are as follows:

	2021	2020	2019
Guangdong province	$14,662,029	$13,522,929	$15,209,518
Xinjiang province	2,696,885	5,271,022	14,201,032
Total revenues	$17,358,914	$18,793,951	$29,410,550

Car rental services under ASC 840

Under ASC 840 rental income from operating leases is recognized on a straight-line basis, based on contractual lease terms with fixed and determinable increases over the non-cancellable term of the related lease when collectability is reasonably assured. The Company offers a broad portfolio of passenger cars for rent on a monthly basis with most rental agreements cancelable upon the return of cars. The customer has the right to cancel the lease at any time during the rental period for a subsequent month’s rental and payments are generally billed in advance on a month-to-month basis.

The revenue derived from car rental services are primarily provided by the Cheyi BVI and its subsidiaries, which is acquired by the Company on December 29, 2021. In accordance with the ASC-805, the Company only is able to account the revenue generated by Cheyi BVI and its subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Cheyi BVI and its subsidiaries with reasonable estimates. The revenue generated by Cheyi BVI and its subsidiaries for the year ended December 31, 2021 is immaterial and hence no revenue is accounted in the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

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

Segment Reporting

Before the completion of acquisition of Cheyi BVI

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

After the completion of acquisition of Cheyi BVI

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance of the trucking business and car rental business separately and therefore, the Company has two reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

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

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
Property and equipment
Buildings and improvements	$1,188,006	$1,160,259
Computer and office equipment	446,033	21,122
Revenue equipment – trucking	16,107,826	8,516,665
Revenue equipment – car rental	9,980,931
Subtotal	27,722,796	9,698,046
Less: accumulated depreciation	(15,498,214)	(6,249,937)
Property and equipment, net	$12,224,582	$3,448,109

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

Note 10 – Goodwill

As of December 31, 2021, the balance of goodwill solely represented an amount of $20,152,890 that arose from acquisition of Cheyi (BVI) Limited (the “Cheyi BVI”) in 2021.

Note 11 – Acquisition

On December 29, 2021 (the “Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	20,152,890
Total purchase price for acquisition net of $1,477,065 of cash	$27,988,967

The Company has included the operating results of Cheyi BVI in its consolidated financial statements since the Acquisition Date. $nil in net sales and $nil in net income of Cheyi BVI were included in the consolidated financial statements for the years ended December 31, 2021.

Note 12 – Other payables and accrued liabilities

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

Note 13 – Credit facilities

Short-term bank borrowings

Outstanding balances of short-term bank borrowings as of December 31, 2021 and 2020 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2021	December 31, 2020
Hangzhou United Rural Commercial Bank Co., Ltd.(1)	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	$156,922	$-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461	-
Hangzhou United Rural Commercial Bank Co.,Ltd. (1)	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	January 13, 2022	784,609	-
Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	-	470,765	-
Industrial Bank Co., Ltd. (3)	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 7, 2022	376,612	-
China Everbright Bank Co., Ltd. (4)	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	-	2,259,674	--
Bank of Communications Co., Ltd. (5)	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 9, 2022	3,295,359	-
The Industrial Bank Co., Ltd.(3)	From April, 2020 to April, 2021	Weighted average rate of 5.65%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	April 20, 2021	-	291,188
Zhujiang Rural Bank(6)	From April, 2020 to April, 2021	Weighted average rate of 6.53%	Guarantee by Mr. Jinlong Yang and one of Mr. Jinlong Yang’s family member, pledge by Jinlong Yang and his private fixed deposits of RMB 1 million.	April 29, 2021	-	390,805
China Everbright Bank(4)	From October, 2020 to October, 2021	Weighted average rate of 5.30%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	December 20, 2021	-	2,114,943
Bank of Communications(5)	From November, 2020 to November, 2021	Weighted average rate of 5.65%	Guarantee by Mr. Jinlong Yang, one of Mr. Jinlong Yang’s family member and a third party	December 6, 2021	-	3,754,788
					$7,579,324	$6,551,724

(1)	In November 26, 2018, Cheyi Network entered into a revolving line of credit agreement with Hangzhou United Rural Commercial Bank Co., Ltd. pursuant to which Cheyi Network is able to borrow up to RMB5,500,000 (approximately $863,070). The line of credit agreement entitles Cheyi Network to enter into separate loan contracts under such line of credit. Cheyi Network utilized a total of RMB5,000,000 (approximately $784,609) during the year ended December 31, 2021 via five withdraws. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date. The Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements after the acquisition of Cheyi Network.

(2)	In November 11, 2021, the Company entered into a one-year term loan agreement with Zhejiang Tailong Commercial Bank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(3)	In April 16, 2019, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 2,000,000 (approximately $306,513). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 28, 2021, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(4)	In October 2020, the Company entered into a one-year term line of credit agreement with China Everbright Bank pursuant to which the Company may borrow up to RMB 30,000,000 (approximately $4,597,701). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 15,000,000 (approximately $2,298,851) in October 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its audited condensed consolidated financial statements. The Company paid off the above loan by October 2021 followed by a new credit line withdrawal of RMB 15,000,000 (approximately $2,353,827). As of December 31, 2021, RMB 15,000,000 was not utilized by the Company.

(5)	In October 2020, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,831,418). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 2021, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,923,046). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(6)	In April 2019 and April 2020, the Company entered into a one-year term line of credit agreement with Zhujiang Rural Bank pursuant to which the Company may borrow up to RMB 3,000,000 (approximately $424,622). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 3,000,000 (approximately $424,622) in April 2019 and RMB 3,000,000 (approximately $424,622) in April 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its unaudited interim condensed consolidated financial statements. As of December 31, 2019 and 2020, the Company had utilized all line of credit.

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

In August 2021, the Company entered into a two-year term loan agreement with WeBank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). The Company recorded this loan as long-term bank borrowings in its audited condensed consolidated financial statements.

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

Note 14 – Variable Interest Entity

Variable interest entities (“VIEs”) are entities in which equity investors lack the characteristics of a controlling financial interest.

For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. The Company is generally deemed to have a controlling financial interest if it has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes initially involved with the VIE and reconsiders that conclusion continuously. The primary beneficiary evaluation is generally performed qualitatively on the basis of all facts and circumstances. However, quantitative information may also be considered in the analysis, as appropriate. These assessments require judgments. Each entity is assessed for consolidation on a case-by-case basis.

The Cheyi BVI, which is acquired by the Company on December 29, 2021, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, the Company exert effective control over, and are considered the primary beneficiary of, the Company’s VIEs and consolidate their operating results in our financial statements under the GAAP.

The following is a summary of VIE Agreements by and among Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”), a subsidiary of Cheyi BVI, Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Cheyi WFOE”) and the shareholders of Cheyi BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated November 24, 2021, Cheyi WFOE has agreed to provide the following services (among others) to Cheyi Network:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Cheyi Network according to the need of business and capacity of the Cheyi WFOE.

This agreement was effective from November 24, 2021 and will continue to be effective unless it is terminated by written notice of Cheyi.

Business Cooperation Agreement

Under the Business Cooperation Agreement entered into by Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, all parties agreed that without obtaining Cheyi WFOE ’s prior written consent, Cheyi shall not, and each of the Cheyi Network and shareholders of Cheyi Network shall cause each of Cheyi Network and its subsidiaries not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Cheyi Network shall and shareholders of Cheyi Network shall cause Cheyi and its subsidiaries to accept suggestions raised by Cheyi WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Cheyi Network and its subsidiaries and Cheyi Network and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Cheyi Network entered into an Equity Pledge Interest Agreement with Cheyi WFOE, dated November 24, 2021. Under such equity pledge agreement, each of the shareholders of Cheyi Network pledged its respective equity interest in Cheyi Network to Cheyi WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Cheyi Network without the prior written consent of Cheyi WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Cheyi WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, the shareholders of Cheyi Network granted Cheyi WFOE or its designee an option to purchase all or a portion of their respective equity interest in Cheyi Network for the RMB 1.

Each of shareholders of Cheyi Network agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Cheyi Network’s equity interest to Cheyi Network WFOE, if the shareholders obtain dividends, bonuses or residual property from Cheyi Network, the shareholders shall transfer all the income (after tax) to Cheyi WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Cheyi Network have been acquired by Cheyi WFOE or its designee, and upon the condition that Cheyi WFOE and its subsidiaries, branches can engage in the business of Cheyi Network legally.

Cheyi WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Cheyi Network and the shareholders of Cheyi Network at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Cheyi Network and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Cheyi WFOE, Cheyi Network and the shareholders of Cheyi Network, dated November 24, 2021, each of the shareholders of Cheyi Network has agreed to irrevocably entrust Cheyi WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Cheyi Network.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Cheyi WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Cheyi Network had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Cheyi Network confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Cheyi Network held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Cheyi Network will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on November 24, 2021.

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, effective on January 1, 2020. The Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its car rental business that specializes in car hailing and driver management services may be negatively affected if the PRC government was to carry out any aforementioned actions. As a result, The Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are consolidation of the financial position, operation and cash flow of the Company’s subsidiaries, VIE and VIE’s subsidiaries. The Company has not provided any financial support to Cheyi Network for the years ended as of December 31, 2021 and 2020. The following financial statements of the VIE and VIE’s subsidiaries were included in the consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Total assets	$17,606,804	$-
Total liabilities	$8,293,662	$-

	For the Years Ended December 31,
	2021	2020
Revenue	$-	$-
Net income	$-	$-

For the Years Ended December 31,
	2021	2020
Net cash flows from operating activities	$-	$-
Net cash flows from investing activities	$-	$-
Net cash flows from financing activities	$-	$-

Note 15 – Leases

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

The Company’s pledged revenue equipment under capital lease are as follow:

Name of institution	Maturities	Interest rate	Carrying amount of pledged revenue equipment as of December, 2021	Carrying amount of pledged revenue equipment as of December, 2020
China KangFu International Leasing Co., Ltd.	From December 3, 2020 to December 12, 2022	11.8%	$124,293	$53,500
ShanDong HOWO Auto Finance Co., Ltd.	From June 20, 2019 to May 15, 2021	3.4%	-	95,833
ShanDong HOWO Auto Finance Co., Ltd.	From March 26, 2021 to March 26, 2024	4%	287,477	-
Other institutions*	From January 7, 2019 to July 1, 2024	5.4%	$9,980,931	$-
			$10,392,701	$149,333

*	Other institutions represents institutions that extended lease financing to Cheyi Network with weighted average annual interest rate of 5.4% per annum and lease term of 36 months.

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

Note 16 – Related party balances and transactions

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

Note 17 – Employee benefits government plan

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

Note 18 – Income taxes

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

Note 19 – Shareholders’ equity

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

Note 20 – Commitments and Contingencies

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

Note 21 – Segment information

The Company’s Chief Operating Decision Make (“CODM”) has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance of the trucking business and car rental business separately and therefore, the Company has two reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

The acquisition of Cheyi BVI was completed on December 29, 2021, in accordance with the ASC-805, the Company only is able to account the revenue generated by Cheyi BVI and its subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Cheyi BVI and its subsidiaries with reasonable estimates. The revenue generated by Cheyi BVI and its subsidiaries for the year ended December 31, 2021 is immaterial and hence no revenue is accounted in the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Segment information for the years as of December 31, 2021 and 2020 is as follows:

	As of December 31,
	2021	2020
Total assets
Trucking services	$76,967,764	$37,388,100
Car rental services	17,606,804	-
Total	$94,574,568	$37,388,100

Total Property and equipment, net
Trucking services	$2,243,651	$3,448,109
Car rental services	9,980,931	-
Total	$12,224,582	$3,448,109

Note 22 – Subsequent events

On March 14, 2022, the Company entered into a Share Purchase Agreement with Yinhua which develops and operates a comprehensive auto related service platform to serve auto insurance companies, and each of the shareholders of the Yinhua.

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

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$4,519,839
Prepayments	8,050,558
Equipment, net	3,504
Deferred tax assets	16,415
Short-term bank borrowings	(193,339)
Others payable and accrued liabilities	(7,685,086)
Tax payable	(1,126,777)
Total identifiable net assets	3,585,114
Goodwill	13,590,609
Total purchase price for acquisition net of $1,126,777 of cash	$17,175,723

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

Note 23 – Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and performance position. A reclassification has been made to the Consolidated Balance Sheet and Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2020, to reclassify the others receivable.

Note 24 – Additional information (unaudited)

On December 29, 2021, the Company entered into a Share Purchase Agreement with Cheyi BVI which operates its business through its VIE, Cheyi Network, an integrated online car-hailing and driver management services company, and each of shareholders of Cheyi BVI. The transaction was completed on December 31, 2021.

For the year ended December 31, 2021, Cheyi BVI and its subsidiaries generated approximately RMB 511 million (approximately $79 million) in revenue and the net income was approximately RMB 19 million (approximately $3 million).

The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the Merger. The unaudited pro forma condensed combined statements of income and comprehensive income combines the Cheyi BVI’s and the Company’s operations for the year ended December 31, 2021, presented as if the acquisition had been completed on January 1, 2021.

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

Note 25 – Condensed financial information of the parent company (unaudited)

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

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash	$3,079,046	$16,876
Prepayments	4,701,968	303,102
Amount due from related parties	14,083,531	4,611,848
Total current assets	21,864,545	4,931,826

NON-CURRENT ASSET
Investment in subsidiaries and VIEs	25,804,389	16,342,464
Total assets	$47,668,934	$21,274,290

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,792,071	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	47,668,934	21,274,290

Total liabilities and shareholders’ equity	$47,668,934	$21,274,290

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020.

PARENT COMPANY STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2021	2020	2019
(LOSS) INCOME OF SUBSIDIARIES	$(490,484)	$950,045	$2,020,552

COSTS AND EXPENSES
General and Administrative expenses	447,929	167,749	377,758
Total costs and expenses	447,929	167,749	377,758

(LOSS) INCOME FROM OPERATION	(938,413)	782,296	1,642,794

(LOSS) INCOME BEFORE INCOME TAXES	(938,413)	782,296	1,642,794

PROVISION FOR INCOME TAXES	-	-	-

NET (LOSS) INCOME	(938,413)	782,296	1,642,794

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(640,974)	752,828	(121,195)
COMPREHENSIVE (LOSS) INCOME	$(1,579,387)	$1,535,124	$1,521,599

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(938,413)	$782,296	$1,642,794
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	490,484	(950,045)	(2,020,552)
Prepayments	(4,400,661)	-	291,484
Net cash (used in) operating activities	(4,848,590)	(167,749)	(86,274)

Cash flows from financing activities:
Amounts advanced from related parties	(10,556,693)	166,872	(19,145)
Proceeds from private placement	18,465,009	-	-
Net cash provided by (used in) financing activities	7,908,316	166,872	(19,145)

Effect of exchange rate change on cash	2444	82	30

Net increase (decrease) in cash	3,062,170	(795)	(105,389)
Cash at beginning of the year	16,876	17,671	123,060
Cash at end of the year	$3,079,046	$16,876	$17,671