Form 20-F/A
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2022-11-18
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT NO. 2

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

MingZhu Logistics Holdings Limited (the “Company”) is filing this Amendment No. 2 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2022, to revise and add certain disclosure in [“Item 4. Information on the Company”, Consolidated Financial Statements, and Notes to Consolidated Financial Statements], to (i) revise disclosure regarding the Company’s organizational structure, (ii) provide additional disclosure on internal cash transfer.

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

The Cheyi BVI, which is acquired by the Company on December 29, 2021, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Cheyi WFOE”) entered with Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”), and its shareholders, the control and benefits of Cheyi Network were accrued to us subject to the conditions that we have satisfied for consolidation of Cheyi Network and its subsidiaries under U.S. GAAP. Such conditions include that (i) we control Cheyi Network through power to govern the activities which most significantly impact Cheyi Network’s economic performance, (ii) we are contractually obligated to absorb losses of Cheyi Network that could potentially be significant to Cheyi Network, and (iii) we are entitled to receive benefits from Cheyi Network that could potentially be significant to Cheyi Network. We are regarded as the primary beneficiary of Cheyi Network and its subsidiaries, and Cheyi Network and its subsidiaries are treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Cheyi Network and its subsidiaries in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

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

The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidies and VIEs. Cheyi WFOE and Yinhua WFOE are wholly foreign-owned entities who receive the economic benefits of the VIEs’ business operation.

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

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited**	Investment holdings
VIEs	Consolidated financial results of Zhejiang Cheyi Network Technology Co., Ltd and its subsidiaries	Car rental services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..
**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$-	$(1,098,938)	$(32,520)	$-	$-	$(1,579,387)

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$18,793,951	$-	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$-	$999,201	$(49,156)	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$-	$1,767,529	$(64,656)	$-	$(166,872)	$1,535,124

	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$29,410,550	$-	$-	$-	$29,410,550
NET INCOME	$(377,758)	$-	$2,030,772	$(10,220)	$-	$-	$1,642,794
COMPREHENSIVE (LOSS) INCOME	$(377,758)	$-	$1,937,323	$(37,966)	$-	$-	$1,521,599

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117
Intercompany receivables	$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)	$-
Total current assets	$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)	$39,609,151
Investments in subsidiaries and VIEs	$29,466,032	$9,313,142	$-	$5,516,783	$-	$(44,295,957)	$-
Total non-current assets	$38,966,032	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)	$42,740,835
Total assets	$56,128,609	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$82,349,986
Total liabilities	$15,160,935	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$34,681,052
Total shareholders’ equity	$40,967,674	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$47,668,934
Total liabilities and shareholders’ equity	$56,128,609	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$82,349,986

	As of December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash, cash equivalents and restricted cash	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625
Intercompany receivables	$-	$-	$-	$639,321	$-	$(639,321)	$-
Total current assets	$4,931,826	$-	$20,635,401	$10,194,119	$-	$(5,563,308)	$30,198,038
Investments in subsidiaries and VIEs	$21,319,582	$-	$-	$-	$-	$(21,319,582)	$-
Total non-current assets	$21,319,581	$-	$3,741,954	$-	$-	$(21,319,582)	$3,741,953
Total assets	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,890)	$33,939,991
Total liabilities	$597,657	$-	$13,251,892	$-	$-	$(1,183,848)	$12,665,701
Total shareholders’ equity	$25,653,750	$-	$11,125,463	$10,194,119	$-	$(25,699,041)	$21,274,290
Total liabilities and shareholders’ equity	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,889)	$33,939,991

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(4,848,590)	$-	$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-	$(199,481)	$-	$-	$1,477,065	$1,277,584
Net cash provided by (used in) financing activities	$7,908,316	$-	$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-	$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash used in operating activities	$(877)	$-	$(673,305)	$(49,156)	$-	$(166,871)	$(890,209)
Net cash used in investing activities	$-	$-	$(156,029)	$-	$-	$-	$(156,029)
Net cash provided by financing activities	$-	$-	$2,561,697	$9,584,808	$-	$166,871	$12,313,376
Effect of exchange rate change on cash	$82	$-	$113,283	$1,615	$-	$-	$114,980
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625

	For the Year Ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(377,759)	$-	$1,382,862	$(10,219)	$-	$122,511	$1,117,395
Net cash used in investing activities	$-	$-	$(917,288)	$-	$-	$-	$(917,288)
Net cash provided by (used in) financing activities	$272,339	$-	$(957,740)	$19,145	$-	$(122,511)	$(788,767)
Effect of exchange rate change on cash	$31	$-	$(4,696)	$8,523	$-	$-	$3,858
Cash and cash equivalents at beginning of the period	$123,060	$-	$685,167	$82	$-	$-	$808,309
Cash and cash equivalents at end of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507

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

There was no cash transfer between the VIEs and other entities.

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

Adjusted Capital Expenditures

To better understand our investment in acquisition of new revenue equipment, we sum up the cash we spent on acquisition of new revenue equipment and the repayments of obligation under capital leases for new revenue equipment during the reporting period. We had adjusted capital expenditures of $298,453, $1,136,273 and $1,995,713 for the years ended December 31, 2021, 2020 and 2019, respectively. Our capital expenditures were mainly used for purchases of revenue equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

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

ITEM 16. RESERVED

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-38.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8**	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9**	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10**	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11**	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.

Exhibit No.	Description of document
10.12***	English Translation of Master Exclusive Service Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.13***	English Translation of Business Cooperation Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Shareholders named therein.
10.14***	English Translation of Equity Interest Pledge Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Pledgors named therein.
10.15***	English Translation of Exclusive Option Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.16***	English Translation of Proxy Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.17***	English Translation of Letter of Confirmation and Undertaking, dated November 24, 2021, by shareholders of Zhejiang Cheyi Network Technology Co., Ltd.
10.18***	English Translation of Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.19***	English Translation of Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.20***	English Translation of Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.21***	English Translation of Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.22***	English Translation of Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.23***	English Translation of Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.24***	English Translation of Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1****	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2****	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1****	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS****	Inline XBRL Instance Document
101.SCH****	Inline XBRL Taxonomy Extension Schema Document
101.CAL****	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104****	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed with the Annual Report on Form 20-F on May 11, 2022.
***	Filed with the Amendment No. 1 to Form 20-F.
****	Filed with this Amendment No. 2 to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: November 18, 2022

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

MingZhu Logistics Holdings Limited (“MingZhu Cayman”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of MingZhu Investment Limited (“MingZhu BVI”

Reorganization

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

The following table summarizes the revenue and net income generated by Cheyi BVI for the year ended December 31, 2020:

Revenue	$34,078,502
Net income	$3,684,377

Note 12 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
Other payables and accrued liabilities
Rental deposits	$220,416	$215,268
Salary payables	157,970	127,610
Others	44,053	110,540
Receipt in advance	153,399	77,702
Payable under acquisition	16,710,032	-
Advance for operational purpose	286,820	-
Lending with no interests	1,220,176	-
Deposits for purchase of vehicles	476,258	-
Total other payables and accrued liabilities	$19,269,124	$531,120

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

The Cheyi BVI, which is acquired by the Company on December 29, 2021, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Cheyi WFOE”) entered with Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”), and its shareholders, the control and benefits of Cheyi Network were accrued to us subject to the conditions that we have satisfied for consolidation of Cheyi Network and its subsidiaries under U.S. GAAP. Such conditions include that (i) we control Cheyi Network through power to govern the activities which most significantly impact Cheyi Network’s economic performance, (ii) we are contractually obligated to absorb losses of Cheyi Network that could potentially be significant to Cheyi Network, and (iii) we are entitled to receive benefits from Cheyi Network that could potentially be significant to Cheyi Network. We are regarded as the primary beneficiary of Cheyi Network and its subsidiaries, and Cheyi Network and its subsidiaries are treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Cheyi Network and its subsidiaries in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

The Company believes that Cheyi Network is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Cheyi Network no longer have the characteristics of a controlling financial interest, and the Company, through Cheyi WFOE, is the primary beneficiary of Cheyi Network and controls Cheyi Network’s operations. Accordingly, Cheyi Network has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Cheyi Network which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Cheyi Network reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Cheyi Network. Cheyi WFOE is obligated to absorb a majority of the loss from Cheyi Network activities and receive a majority of Cheyi Network’s expected residual returns. In addition, Cheyi Network’s shareholders have pledged their equity interest in Cheyi Network to Jianzhi Beijing, irrevocably granted Cheyi WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Cheyi Network and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Cheyi WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Cheyi Network and the financial positions, the operating results and cash flows of Cheyi Network and Cheyi Network’s subsidiaries are consolidated in the Company for financial reporting purposes.

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

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and the Company and its subsidiaries, are as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,477,065	$373,875
Accounts receivable, net	216,572	5,497,446
Prepayments	575,913	860,007
Other receivables	1,350,331	2,275,695
Loans receivable	3,410,833	-
Amount due from related parties	-	1,038,322
Total current assets	7,030,714	10,045,345

NON-CURRENT ASSET
Property and equipment, net	9,980,931	12,306,603
Deferred tax assets	10	10
Deposits	595,149	-
Goodwill	-	-
Total non-current asset	10,576,090	12,306,613
Total assets	$17,606,804	$22,351,958

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$1,647,679	$996,169
Accounts payable	803,784	894,105
Other payables and accrued liabilities	1,631,610	5,227,416
Amount due to related parties	-	1,256,625
Tax payable	1,859,485	370,459
Current maturities of long-term bank borrowings	-	-
Current portion of capital lease and financing obligations	-	5,288,546
Current maturities of loans from other financial institutions	-	-
Total current liabilities	5,942,558	14,033,320

NON-CURRENT LIABILITIES
Long-term bank borrowings	-	-
Long-term loans from other financial institutions	-	-
Long-term portion of capital lease and financing obligations	2,351,104	2,266,623
Total non-current liabilities	2,351,104	2,266,623
Total liabilities	8,293,662	16,299,943

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	1,454,440	-
Share subscription receivables	-	-
Additional paid-in capital	383,721	2,033,236
Statutory reserves	468,522	452,712
Other reserves	325,456	298,759
Retained earnings	6,236,232	3,493,938
Accumulated other comprehensive (loss) income	444,771	(226,630)
Total shareholders’ equity	9,313,142	6,052,015
Total liabilities and shareholders’ equity	$17,606,804	$22,351,958

	For the Years Ended December 31,
	2021	2020
Revenue	$-	$-
Net income	$-	$-

For the Years Ended December 31,
	2021	2020
Net cash flows from operating activities	$-	$-
Net cash flows from investing activities	$-	$-
Net cash flows from financing activities	$-	$-

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted assets disclosed in Note - 19. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

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

Segment information for the years as of December 31, 2021 and 2020 is as follows:

	As of December 31,
	2021	2020
Total assets
Trucking services	$64,743,182	$33,939,991
Car rental services	17,606,804	-
Total	$82,349,986	$33,939,991

Total Property and equipment, net
Trucking services	$2,243,651	$3,448,109
Car rental services	9,980,931	-
Total	$12,224,582	$3,448,109

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

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$4,519,839
Prepayments	8,050,558
Equipment, net	3,504
Deferred tax assets	16,415
Short-term bank borrowings	(193,339)
Others payable and accrued liabilities	(7,685,086)
Tax payable	(1,126,777)
Total identifiable net assets	3,585,114
Goodwill	13,590,609
Total purchase price for acquisition net of $1,126,777 of cash	$17,175,723

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

The following table summarizes the revenue and net income generated by Yinhua for the year ended December 31, 2021:

Revenue	$55,113,119
Net income	$1,587,815

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