Form 20-F/A
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2023-02-08
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

AMENDMENT NO. 3

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

MingZhu Logistics Holdings Limited (the “Company”) is filing this Amendment No. 3 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2022 and amended subsequently.

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

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“CAGR” refers to the estimated compound annual growth rate;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FIE” refers to a foreign-invested enterprise;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“Frost & Sullivan Report” refers to the report, dated July 2019, commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the transportation industry in China and certain regions thereof;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

●	“initial public offering” refers to our initial public offering, in which we offered and sold an aggregate of 3,354,040 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“KPIs” refers to key performance indicators;

●	“We,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to MingZhu Logistics Holdings Limited 明珠货运控股有限公司, a Cayman Islands exempted company.

●	“MingZhu” refers to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd., one of our operating subsidiaries in the PRC;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“ordinary shares” refers to our ordinary shares par value US$0.001 per share;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PFIC” refers to a passive foreign investment company;

●	“Registration Statement” refers to the registration statement we have filed with the SEC (as defined below) relating to this offering of which this annual report forms a part;

●	“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SAT” refers to China’s State Administration of Taxation;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Unit” or “Units” refer to the 3,333,335 Units of securities of the Company that were sold on March 12, 2021, with each Unit consisting of (a) one ordinary share, par value US$0.001 per share and (b) one warrant to purchase 0.75 ordinary share at an exercise price equal to $6.60, exercisable for three years and six months after the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

●	“US$,”, “$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States.

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

The Yinhua, which is acquired by the Company on March 14, 2022, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Zhejiang Caiyunlian Technology Co., Ltd. (“Yinhua WFOE”) entered with Hainan Zhisheng Car Services Co., Ltd. (“Zhisheng”), and its shareholders, the control and benefits of Zhisheng were accrued to us subject to the conditions that we have satisfied for consolidation of Zhisheng under U.S. GAAP. Such conditions include that (i) we control Zhisheng through power to govern the activities which most significantly impact Zhisheng’s economic performance, (ii) we are contractually obligated to absorb losses of Zhisheng that could potentially be significant to Zhisheng, and (iii) we are entitled to receive benefits from Cheyi Network that could potentially be significant to Zhisheng. We are regarded as the primary beneficiary of Zhisheng, and Zhisheng is treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Zhisheng in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

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

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited**	Investment holdings
VIEs	Consolidated financial results of Zhejiang Cheyi Network Technology Co., Ltd and its subsidiaries	Car rental services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..
**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$-	$(1,098,938)	$(32,520)	$-	$-	$(1,579,387)

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$18,793,951	$-	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$-	$999,201	$(49,156)	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$-	$1,767,529	$(64,656)	$-	$(166,872)	$1,535,124

	For the Year Ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$29,410,550	$-	$-	$-	$29,410,550
NET INCOME	$(377,758)	$-	$2,030,772	$(10,220)	$-	$-	$1,642,794
COMPREHENSIVE (LOSS) INCOME	$(377,758)	$-	$1,937,323	$(37,966)	$-	$-	$1,521,599

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117
Intercompany receivables	$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)	$-
Total current assets	$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)	$39,609,151
Investments in subsidiaries and VIEs	$29,466,032	$9,313,142	$-	$5,516,783	$-	$(44,295,957)	$-
Total non-current assets	$38,966,032	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)	$42,740,835
Total assets	$56,128,609	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$82,349,986
Total liabilities	$15,160,935	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$34,681,052
Total shareholders’ equity	$40,967,674	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$47,668,934
Total liabilities and shareholders’ equity	$56,128,609	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$82,349,986

	As of December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash, cash equivalents and restricted cash	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625
Intercompany receivables	$-	$-	$-	$639,321	$-	$(639,321)	$-
Total current assets	$4,931,826	$-	$20,635,401	$10,194,119	$-	$(5,563,308)	$30,198,038
Investments in subsidiaries and VIEs	$21,319,582	$-	$-	$-	$-	$(21,319,582)	$-
Total non-current assets	$21,319,581	$-	$3,741,954	$-	$-	$(21,319,582)	$3,741,953
Total assets	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,890)	$33,939,991
Total liabilities	$597,657	$-	$13,251,892	$-	$-	$(1,183,848)	$12,665,701
Total shareholders’ equity	$25,653,750	$-	$11,125,463	$10,194,119	$-	$(25,699,041)	$21,274,290
Total liabilities and shareholders’ equity	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,889)	$33,939,991

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries		Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(4,848,590)	$-		$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-		$(199,481)	$-	$-	$1,477,065	$1,277,584
Cash flows from the Company to the Company’s subsidiaries	$(9,500,000)	$-	$		$9,500,000	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-		$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-		$8,224,143	$(8,224,143)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-		$-	$(2,000)	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-		$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-		$-	$-	$-	$-	$-
Other net cash provided by financing activities	$17,406,316	$-		$(8,440,765)	$7,698,996	$(3,588,863)	$3,588,863	$16,664,547
Net cash provided by (used in) financing activities	$7,908,316	$-		$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-		$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-		$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-		$430,878	$765,128	$1,477,065	$-	$5,752,117

	For the year ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash used in operating activities	$(877)	$-	$(673,305)	$(49,156)	$-	$(166,871)	$(890,209)
Net cash used in investing activities	$-	$-	$(156,029)	$-	$-	$-	$(156,029)
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$552,709	$(552,709)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$-	$-	$-
Other net cash provided by financing activities	$-	$-	$2,008,988	$10,137,517	$-	$166,871	$12,313,376
Net cash provided by financing activities	$-	$-	$2,561,697	$9,584,808	$-	$166,871	$12,313,376
Effect of exchange rate change on cash	$82	$-	$113,283	$1,615	$-	$-	$114,980
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625

	For the year ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(377,759)	$-	$1,382,862	$(10,219)	$-	$122,511	$1,117,395
Net cash used in investing activities	$-	$-	$(917,288)	$-	$-	$-	$(917,288)
Cash flows from the Company to the Company’s subsidiaries	$(19,347)	$-	$-	$19,347	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$	$-	$-
Other net cash provided by (used in) financing activities	$291,686	$-	$(957,740)	$(202)	$-	$(122,511)	$(788,767)
Net cash provided by (used in) financing activities	$272,339	$-	$(957,740)	$19,145	$-	$(122,511)	$(788,767)
Effect of exchange rate change on cash	$31	$-	$(4,696)	$8,523	$-	$-	$3,858
Cash and cash equivalents at beginning of the period	$123,060	$-	$685,167	$82	$-	$-	$808,309
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507

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

	Cash held as of December 31, 2021
	USD	HKD	RMB	Total in USD
Cayman	$3,063,237	$15,809	$-	$3,079,046
BVI	$1,000	$10,149	$-	$11,149
Hong Kong	$724,697	$4,875	$24,407	$753,979
PRC - subsidiaries	$-	$-	$430,878	$430,878
PRC - VIEs	$-	$-	$1,477,065	$1,477,065
Total	$3,788,934	$30,833	$1,932,350	$5,752,117

	Cash held as of December 31, 2020
	USD	HKD	RMB	Total in USD
Cayman	$-	$16,876	$-	$16,876
BVI	$-	$11,182	$-	$11,182
Hong Kong	$9,538,951	$4,334	$331	$9,543,616
PRC - subsidiaries	$-	$-	$2,033,951	$2,033,951
PRC - VIEs	$-	$-	$-	$-
Total	$9,538,951	$32,392	$2,034,282	$11,605,625

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

For the years ended December 31, 2021, 2020, and 2019, the cash flows between the Company, the Company’s subsidiaries, and the Company’s VIEs, and direction of transfer are as follows:

	For the years ended December 31,
	2021	2020	2019
Cash flows from the Company to the Company’s subsidiaries	$9,500,000	$-	$19,347
Cash flows from the Company to VIEs	$-	$-	$-
Cash flows from the MingZhu HK to PRC subsidiaries	$8,224,143	$552,709	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-
Cash flows from PRC subsidiaries to the MingZhu HK	$-	$-	$-

The detailed listing of each cash transferred and received for each entity during the periods presented as follows:

For the years ended December 31, 2021

Date of transfer	Cash flow	USD
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$4,000,000
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$5,500,000
	Cash flows from the Company to the Company’s subsidiaries	$9,500,000

March 17, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$2,008,599
March 23, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$631,218
April 14, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$5,500,000
June 4, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$25,844
August 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$58,482
	Cash flows from the MingZhu HK to PRC subsidiaries	$8,224,143

March 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
March 21, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
	Cash flows from the Company’s subsidiaries to the Company	$2,000

For the years ended December 31, 2020

Date of transfer	Cash flow	USD
November 11, 2020	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$399,806
November 23, 2020	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$152,903
	Cash flows from the MingZhu HK to PRC subsidiaries	552,709

For the years ended December 31, 2019

Date of transfer	Cash flow	USD
November 11, 2020	Transfer from Mingzhu Logistics Holdings Limited to Mingzhu Investment Limited	$12,898
November 23, 2020	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$6,449
	Cash flows from the Company to the Company’s subsidiaries	19,347

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

Adjusted Capital Expenditures

Capital expenditures are defined as funds used by a company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. To better understand our investment in acquisition and maintaining our revenue equipment, we use adjusted capital expenditures. The adjusted capital expenditures sums up the cash we spent on acquisition of new revenue equipment and the repayments of obligation under capital leases for revenue equipment during the reporting period. We had adjusted capital expenditures of $298,453, $1,136,273 and $1,995,713 for the years ended December 31, 2021, 2020 and 2019, respectively. We intend to fund our future adjusted capital expenditures with our existing cash balance and other financing alternatives. We will continue to make adjusted capital expenditures to support the growth of our business.

The table below shows the reconciliation of capital expenditures and adjusted capital expenditures for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019
Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$199,481	$156,029	$917,288
Capital expenditures	$199,481	$156,029	$917,288
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$98,972	$980,244	$1,078,425
Adjusted capital expenditures	$298,453	$1,136,273	$1,995,713

Credit Facilities

The table below presents our contractual obligations in relation to bank borrowings as of December 31, 2021.

Bank name	Term	Interest rate	Collateral/Guarantee	Date of paid off	December 31, 2021
Hangzhou United Rural Commercial Bank Co., Ltd.(1)	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 20, 2021	156,922
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	April 29, 2021	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd. (1)	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	January 13, 2022	784,609
Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	-	470,765
Industrial Bank Co., Ltd. (3)	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 7, 2022	376,612
China Everbright Bank Co., Ltd. (4)	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	-	2,259,674
Bank of Communications Co., Ltd. (5)	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	May 9, 2022	3,295,359
WeBank Co., Ltd. (6)	From August 26, 2021 to August 26, 2023	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	448,348
Total					$8,027,672

(1)	In November 26, 2018, the Cheyi Network entered into a revolving line of credit agreement with Hangzhou United Rural Commercial Bank Co., Ltd. pursuant to which the Cheyi Network is able to borrow up to RMB5,500,000 (approximately $863,070). The line of credit agreement entitles the Cheyi Network to enter into separate loan contracts under such line of credit. The Cheyi Network utilized a total of RMB5,000,000 (approximately $784,609) during the year ended December 31, 2021 via five withdraws. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date. The Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements after the acquisition of Cheyi Network.

(2)	In November 11, 2021, the Company entered into a one-year term loan agreement with Zhejiang Tailong Commercial Bank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(3)	In April 14, 2020, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow 2,600,000 (approximately $398,467). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements. In April 28, 2021, the Company entered into a one-year term loan agreement with Industrial Bank pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(4)	In October 2020, the Company entered into a one-year term line of credit agreement with China Everbright Bank pursuant to which the Company may borrow up to RMB 30,000,000 (approximately $4,597,701). The line of credit agreement entitles the Company to enter into separate loan contracts under such line of credit. The Company utilized RMB 15,000,000 (approximately $2,298,851) in October 2020. For each withdraw from the line of credit, a separate loan agreement was entered into with a one-year term from the credit line withdraw date and the Company recorded these loans as short-term bank borrowings in its audited condensed consolidated financial statements. The Company paid off the above loan by October 2021 followed by a new credit line withdrawal of RMB 15,000,000 (approximately $2,353,827). As of December 31, 2021, RMB 15,000,000 was not utilized by the Company.

(5)	In April 2021, the Company entered into a one-year term loan agreement with Bank of Communications pursuant to which the Company is able to borrow RMB 25,000,000 (approximately $3,923,046). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

(6)	In April 2021, the Company entered into a one-year term loan agreement with WeBank Co., Ltd. pursuant to which the Company is able to borrow RMB 3,000,000 (approximately $470,765). Company recorded this loan as short-term bank borrowings in its audited condensed consolidated financial statements.

The table below presents our contractual obligations in relation with capital lease and financing obligations as of December 31, 2021.

Institution name	Minimum lease payments	Future finance changes	Present value of minimum lease payments
ShanDong HOWO Auto Finance Co., Ltd.	$92,203	$4,005	$88,198
China KangFu International Leasing CO., LTD.	30,528	1,870	28,658
Other various institutions	2,746,242	395,138	2,351,104
Total	$2,868,973	$401,013	$2,467,960

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-38.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8**	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9**	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10**	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11**	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.

Exhibit No.	Description of document
10.12***	English Translation of Master Exclusive Service Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.13***	English Translation of Business Cooperation Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Shareholders named therein.
10.14***	English Translation of Equity Interest Pledge Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Pledgors named therein.
10.15***	English Translation of Exclusive Option Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.16***	English Translation of Proxy Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.17***	English Translation of Letter of Confirmation and Undertaking, dated November 24, 2021, by shareholders of Zhejiang Cheyi Network Technology Co., Ltd.
10.18***	English Translation of Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.19***	English Translation of Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.20***	English Translation of Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.21***	English Translation of Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.22***	English Translation of Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.23***	English Translation of Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.24***	English Translation of Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1****	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2****	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1****	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS****	Inline XBRL Instance Document
101.SCH****	Inline XBRL Taxonomy Extension Schema Document
101.CAL****	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104****	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed with the Annual Report on Form 20-F on May 11, 2022.
***	Filed with the Amendment No. 1 to Form 20-F.
****	Filed with this Amendment No. 3 to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: February 8, 2023

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