Form 20-F/A
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2023-03-03
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

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

MingZhu Logistics Holdings Limited (the “Company”) is filing this Amendment No. 4 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2022 and amended subsequently.

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

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited**	Investment holdings
VIEs	Consolidated financial results of Zhejiang Cheyi Network Technology Co., Ltd and its subsidiaries	Car rental services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..
**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$-	$(1,098,938)	$(32,520)	$-	$-	$(1,579,387)

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$18,793,951	$-	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$-	$999,201	$(49,156)	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$-	$1,767,529	$(64,656)	$-	$(166,872)	$1,535,124

	For the Year Ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$29,410,550	$-	$-	$-	$29,410,550
NET INCOME	$(377,758)	$-	$2,030,772	$(10,220)	$-	$-	$1,642,794
COMPREHENSIVE (LOSS) INCOME	$(377,758)	$-	$1,937,323	$(37,966)	$-	$-	$1,521,599

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117
Intercompany receivables	$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)	$-
Total current assets	$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)	$39,609,151
Investments in subsidiaries and VIEs	$23,470,712	$9,313,142	$-	$5,516,783	$-	$(38,300,637)	$-
Total non-current assets	$32,970,712	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)	$36,745,515
Total assets	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666
Total liabilities	$9,165,615	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$28,685,732
Total shareholders’ equity	$40,967,674	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$47,668,934
Total liabilities and shareholders’ equity	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666

	As of December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash, cash equivalents and restricted cash	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625
Intercompany receivables	$-	$-	$-	$639,321	$-	$(639,321)	$-
Total current assets	$4,931,826	$-	$20,635,401	$10,194,119	$-	$(5,563,308)	$30,198,038
Investments in subsidiaries and VIEs	$21,319,582	$-	$-	$-	$-	$(21,319,582)	$-
Total non-current assets	$21,319,581	$-	$3,741,954	$-	$-	$(21,319,582)	$3,741,953
Total assets	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,890)	$33,939,991
Total liabilities	$597,657	$-	$13,251,892	$-	$-	$(1,183,848)	$12,665,701
Total shareholders’ equity	$25,653,750	$-	$11,125,463	$10,194,119	$-	$(25,699,041)	$21,274,290
Total liabilities and shareholders’ equity	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,889)	$33,939,991

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries		Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(4,848,590)	$-		$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-		$(199,481)	$-	$-	$1,477,065	$1,277,584
Cash flows from the Company to the Company’s subsidiaries	$(9,500,000)	$-	$		$9,500,000	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-		$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-		$8,224,143	$(8,224,143)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-		$-	$(2,000)	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-		$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-		$-	$-	$-	$-	$-
Other net cash provided by financing activities	$17,406,316	$-		$(8,440,765)	$7,698,996	$(3,588,863)	$3,588,863	$16,664,547
Net cash provided by (used in) financing activities	$7,908,316	$-		$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-		$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-		$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-		$430,878	$765,128	$1,477,065	$-	$5,752,117

	For the year ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash used in operating activities	$(877)	$-	$(673,305)	$(49,156)	$-	$(166,871)	$(890,209)
Net cash used in investing activities	$-	$-	$(156,029)	$-	$-	$-	$(156,029)
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$552,709	$(552,709)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$-	$-	$-
Other net cash provided by financing activities	$-	$-	$2,008,988	$10,137,517	$-	$166,871	$12,313,376
Net cash provided by financing activities	$-	$-	$2,561,697	$9,584,808	$-	$166,871	$12,313,376
Effect of exchange rate change on cash	$82	$-	$113,283	$1,615	$-	$-	$114,980
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625

	For the year ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(377,759)	$-	$1,382,862	$(10,219)	$-	$122,511	$1,117,395
Net cash used in investing activities	$-	$-	$(917,288)	$-	$-	$-	$(917,288)
Cash flows from the Company to the Company’s subsidiaries	$(19,347)	$-	$-	$19,347	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$	$-	$-
Other net cash provided by (used in) financing activities	$291,686	$-	$(957,740)	$(202)	$-	$(122,511)	$(788,767)
Net cash provided by (used in) financing activities	$272,339	$-	$(957,740)	$19,145	$-	$(122,511)	$(788,767)
Effect of exchange rate change on cash	$31	$-	$(4,696)	$8,523	$-	$-	$3,858
Cash and cash equivalents at beginning of the period	$123,060	$-	$685,167	$82	$-	$-	$808,309
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507

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

For the year ended December 31, 2021, we had a cash flow used in operating activities of $23,784,162 as compared to a cash used in operating activities of $890,209 for the year ended December 31, 2020. As of December 31, 2021, and 2020, we had cash of $5,752,117 and $11,605,625, respectively, and our working capital was $11,303,470 and $17,696,726, respectively. The decrease of $6,393,256 in working capital was mainly due to the acquisition completed and the business cooperation during year 2021.

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

Adjusted Capital Expenditures

Capital expenditures are defined under GAAP as funds used by a company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. To better understand our investment in acquisition and maintaining our revenue equipment, we use adjusted capital expenditures instead. The adjusted capital expenditures a non-GAAP financial measure that includes cash paid in relation to property and equipment acquired through the capital leases, and other financial liabilities. The adjusted capital expenditures sums up the cash we spent on (1) acquisition of new revenue equipment, and (2) the repayments of obligation under capital leases for revenue equipment during the reporting period. We had adjusted capital expenditures of $298,453, $1,136,273 and $1,995,713 for the years ended December 31, 2021, 2020 and 2019, respectively. We intend to fund our future adjusted capital expenditures with our existing cash balance and other financing alternatives. We will continue to make adjusted capital expenditures to support the growth of our business.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-38.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8**	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9**	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10**	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11**	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.

Exhibit No.	Description of document
10.12***	English Translation of Master Exclusive Service Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.13***	English Translation of Business Cooperation Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Shareholders named therein.
10.14***	English Translation of Equity Interest Pledge Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Pledgors named therein.
10.15***	English Translation of Exclusive Option Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.16***	English Translation of Proxy Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.17***	English Translation of Letter of Confirmation and Undertaking, dated November 24, 2021, by shareholders of Zhejiang Cheyi Network Technology Co., Ltd.
10.18***	English Translation of Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.19***	English Translation of Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.20***	English Translation of Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.21***	English Translation of Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.22***	English Translation of Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.23***	English Translation of Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.24***	English Translation of Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1****	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2****	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1****	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS****	Inline XBRL Instance Document
101.SCH****	Inline XBRL Taxonomy Extension Schema Document
101.CAL****	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104****	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed with the Annual Report on Form 20-F on May 11, 2022.
***	Filed with the Amendment No. 1 to Form 20-F.
****	Filed with this Amendment No. 4 to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: March 3, 2023

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

Restatement of 2021 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.

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

Singapore

May 11, 2022, except for Note 1, 2, 8, 10, 11, 12, 14 and 21, as to which the date is September 13, 2022 and Note 1 as to which the date is March 3, 2023.

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

New York, New York

April 23, 2020

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of December 31, 2020
	USD	USD
	Restatement	Reclassification
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,752,117	$2,105,625
Restricted cash	-	9,500,000
Accounts receivable, net	3,650,005	5,343,716
Prepayments	5,473,938	1,059,335
Other receivables	1,540,044	31,082
Loans receivable	22,487,767	11,416,940
Amount due from related parties	705,280	741,340
Total current assets	39,609,151	30,198,038

NON-CURRENT ASSET
Property and equipment, net	12,224,582	3,448,109
Deferred tax assets	35,491	31,852
Deposits	10,327,872	261,992
Goodwill	14,157,570	-
Total non-current asset	36,745,515	3,741,953
Total assets	$76,354,666	$33,939,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$7,579,324	$6,551,724
Accounts payable	1,344,532	1,415,591
Other payables and accrued liabilities	13,273,804	531,120
Amount due to related parties	294,344	993,846
Tax payable	3,133,294	2,722,409
Current maturities of long-term bank borrowings	269,009	-
Current portion of capital lease and financing obligations	2,267,248	51,135
Current maturities of loans from other financial institutions	144,126	235,487
Total current liabilities	28,305,681	12,501,312

NON-CURRENT LIABILITIES
Long-term bank borrowings	179,339	-
Long-term loans from other financial institutions	-	136,400
Long-term portion of capital lease and financing obligations	200,712	27,989
Total non-current liabilities	380,051	164,389
Total liabilities	28,685,732	12,665,701

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,792,071	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	47,668,934	21,274,290
Total liabilities and shareholders’ equity	$76,354,666	$33,939,991

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

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

MingZhu Logistics Holdings Limited (“MingZhu Cayman”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of MingZhu Investment Limited (“MingZhu BVI”).

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

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired. According to ASC 820, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. According to ASC 820-10-35-41, the valuation of shares issued in the acquisitions and purchase consideration is recognized on the quoted trading price of the Company’s ordinary shares on the date of acquisitions. The quoted closing prices for the Company’s ordinary shares on NASDAQ on the dates of the acquisitions of Cheyi BVI was $2.12 per share.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	14,157,570
Total purchase price for acquisition net of $1,477,065 of cash	$21,993,647

As of December 31, 2021, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 19,134,277.

Note 2 - Restatement of Previously Issued Financial Statements

Subsequent to filing of its Form 20-F, the Company identified errors in its historical financial statements related to the accounting for the acquisition of Cheyi. The Company used negotiated and agreed price of the Company’s ordinary shares, which is $4.00 per shares, for the recognition of the valuation of shares issued in the acquisition and purchase consideration. However, the Company should have used the quoted trading price of the Company’s ordinary shares on the date of acquisitions for the valuation of shares issued in the acquisition and purchase consideration.

The tables below summarize the effects of the restatement on the consolidated balance sheets as of December 31, 2021. There was no impact from this restatement on the years ended prior to December 31, 2021.

	As of December 31, 2021
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Goodwill	$20,152,890	$(5,995,320)	$14,157,570
Total non-current asset	42,740,835	(5,995,320)	36,745,515
Total assets	$82,349,986	$(5,995,320)	$76,354,666

Other payables and accrued liabilities	$19,269,124	$(5,995,320)	$13,273,804
Total current liabilities	34,301,001	(5,995,320)	28,305,681
Total liabilities	$34,681,052	$(5,995,320)	$28,685,732

Note 3 – Summary of significant accounting policies

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

We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheets, as of December 31, 2021 and 2020, $2,267,248 and $51,135 was recorded to “Current portion of capital lease and financing obligations”, respectively; $200,712 and $27,989 was recorded to “Long-term portion of capital lease and financing obligations”, respectively.

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

Note 4 – Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31, 2021	December 31, 2020
Cash on hand	$51,053	$24,545
Cash at bank	5,622,603	2,081,080
Fixed deposits	78,461	-
Cash and cash equivalents	$5,752,117	$2,105,625

On June 11, 2021, the Company deposited $78,461 (RMB 500,000) in a bank at an annual interest rate of 1.95% with a maturity date of June 11, 2022.

Note 5 – Accounts receivable, net

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

Note 6 – Prepayments

Prepayments consist of the following:

	December 31, 2021	December 31, 2020
Prepayments
Prepayment - subcontracting	$4,420,242	$416,442
Prepayment - fuel	277,666	179,954
Prepayment - insurance	102,188	92,089
Prepayment - parts and others	183,999	370,850
Prepayment - salaries	436,847	-
Prepayment - legal	52,996	-
Total prepayments	$5,473,938	$1,059,335

Note 7 – Other receivables (reclassification)

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

Note 8 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of December 31, 2021 and 2020, the outstanding balance of such interest-free advances were $22,487,767 and $11,416,940, respectively. All outstanding balance will be collected by June 2022.

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
Property and equipment
Buildings and improvements	$1,188,006	$1,160,259
Computer and office equipment	446,033	21,122
Revenue equipment – trucking	16,107,826	8,516,665
Revenue equipment – car rental	9,980,931	-
Subtotal	27,722,796	9,698,046
Less: accumulated depreciation	(15,498,214)	(6,249,937)
Property and equipment, net	$12,224,582	$3,448,109

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

Note 10 – Deposits

As of December 31, 2021, deposits primarily include payments in total of $10,327,872 made in advance to landlord, suppliers, financial institutions and a business alliance for operational purposes. As of December 31, 2020, deposits primarily include payments in total of $261,992 made in advance to landlord, suppliers and financial institutions.

Note 11 – Goodwill (restatement)

As of December 31, 2021, the balance of goodwill solely represented an amount of $14,157,570 that arose from acquisition of Cheyi (BVI) Limited (the “Cheyi BVI”) in 2021.

Note 12 – Acquisition (restatement)

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

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired. According to ASC 820, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. According to ASC 820-10-35-41, the valuation of shares issued in the acquisitions and purchase consideration is recognized on the quoted trading price of the Company’s ordinary shares on the date of acquisitions. The quoted closing prices for the Company’s ordinary shares on NASDAQ on the dates of the acquisitions of Cheyi BVI was $2.12 per share.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	14,157,570
Total purchase price for acquisition net of $1,477,065 of cash	$21,993,647

The Company has included the operating results of Cheyi BVI in its consolidated financial statements since the Acquisition Date. $nil in net sales and $nil in net income of Cheyi BVI were included in the consolidated financial statements for the years ended December 31, 2021.

The following table summarizes the revenue and net income generated by Cheyi BVI for the year ended December 31, 2020:

Revenue	$34,078,502
Net income	$3,684,377

Note 13 – Other payables and accrued liabilities (restatement)

Other payables and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
Other payables and accrued liabilities
Rental deposits	$220,416	$215,268
Salary payables	157,970	127,610
Others	44,053	110,540
Receipt in advance	153,399	77,702
Payable under acquisition	10,714,712	-
Advance for operational purpose	286,820	-
Lending with no interests	1,220,176	-
Deposits for purchase of vehicles	476,258	-
Total other payables and accrued liabilities	$13,273,804	$531,120

Others primarily involve the rental expenses incurred.

Note 14 – Credit facilities

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

Note 15 – Variable Interest Entity

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

Note 16 – Leases

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

Note 17 – Related party balances and transactions

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

Note 18 – Employee benefits government plan

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

Note 19 – Income taxes

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

Note 20 – Shareholders’ equity

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

Note 21 – Commitments and Contingencies

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

Note 22 – Segment information

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

Note 23 – Subsequent events (restatement)

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

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired. According to ASC 820, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. According to ASC 820-10-35-41, the valuation of shares issued in the acquisitions and purchase consideration is recognized on the quoted trading price of the Company’s ordinary shares on the date of acquisitions. The quoted closing prices for the Company’s ordinary shares on NASDAQ on the dates of the acquisitions of Yinhua was $1.85 per share.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$4,519,839
Prepayments	8,050,558
Equipment, net	3,504
Deferred tax assets	16,415
Short-term bank borrowings	(193,339)
Others payable and accrued liabilities	(7,685,086)
Tax payable	(1,126,777)
Total identifiable net assets	3,585,114
Goodwill	6,397,729
Total purchase price for acquisition net of $1,126,777 of cash	$9,982,843

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

The following table summarizes the revenue and net income generated by Yinhua for the year ended December 31, 2021:

Revenue	$55,113,119
Net income	$1,587,815

Note 24 – Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and performance position. A reclassification has been made to the Consolidated Balance Sheet and Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2020, to reclassify the others receivable.

Note 25 – Additional information (unaudited)

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

Note 26 – Condensed financial information of the parent company (unaudited)

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