Form 20-F/A
period 2021-12-31
MingZhu Logistics Holdings Ltd
filed 2023-03-22
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

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

MingZhu Logistics Holdings Limited (the “Company”) is filing this Amendment No. 5 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2022 and amended subsequently.

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

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $6,760,680 with $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

Under terms of the share purchase agreement, we shall pay $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $7,078,100 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing $1.85 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

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

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited**	Investment holdings
VIEs	Consolidated financial results of Zhejiang Cheyi Network Technology Co., Ltd and its subsidiaries	Car rental services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..
**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Cheyi (BVI) Limited and Cheyi (Hong Kong) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$-	$(1,098,938)	$(32,520)	$-	$-	$(1,579,387)

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$18,793,951	$-	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$-	$999,201	$(49,156)	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$-	$1,767,529	$(64,656)	$-	$(166,872)	$1,535,124

	For the Year Ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$29,410,550	$-	$-	$-	$29,410,550
NET INCOME	$(377,758)	$-	$2,030,772	$(10,220)	$-	$-	$1,642,794
COMPREHENSIVE (LOSS) INCOME	$(377,758)	$-	$1,937,323	$(37,966)	$-	$-	$1,521,599

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117
Intercompany receivables	$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)	$-
Total current assets	$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)	$39,609,151
Investments in subsidiaries and VIEs	$23,470,712	$9,313,142	$-	$5,516,783	$-	$(38,300,637)	$-
Total non-current assets	$32,970,712	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)	$36,745,515
Total assets	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666
Total liabilities	$15,160,935	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$34,681,052
Total shareholders’ equity	$34,972,354	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$41,673,614
Total liabilities and shareholders’ equity	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666

	As of December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash, cash equivalents and restricted cash	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625
Intercompany receivables	$-	$-	$-	$639,321	$-	$(639,321)	$-
Total current assets	$4,931,826	$-	$20,635,401	$10,194,119	$-	$(5,563,308)	$30,198,038
Investments in subsidiaries and VIEs	$21,319,582	$-	$-	$-	$-	$(21,319,582)	$-
Total non-current assets	$21,319,581	$-	$3,741,954	$-	$-	$(21,319,582)	$3,741,953
Total assets	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,890)	$33,939,991
Total liabilities	$597,657	$-	$13,251,892	$-	$-	$(1,183,848)	$12,665,701
Total shareholders’ equity	$25,653,750	$-	$11,125,463	$10,194,119	$-	$(25,699,041)	$21,274,290
Total liabilities and shareholders’ equity	$26,251,407	$-	$24,377,355	$10,194,119	$-	$(26,882,889)	$33,939,991

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries		Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(4,848,590)	$-		$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-		$(199,481)	$-	$-	$1,477,065	$1,277,584
Cash flows from the Company to the Company’s subsidiaries	$(9,500,000)	$-	$		$9,500,000	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-		$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-		$8,224,143	$(8,224,143)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-		$-	$(2,000)	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-		$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-		$-	$-	$-	$-	$-
Other net cash provided by financing activities	$17,406,316	$-		$(8,440,765)	$7,698,996	$(3,588,863)	$3,588,863	$16,664,547
Net cash provided by (used in) financing activities	$7,908,316	$-		$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-		$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-		$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-		$430,878	$765,128	$1,477,065	$-	$5,752,117

	For the year ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash used in operating activities	$(877)	$-	$(673,305)	$(49,156)	$-	$(166,871)	$(890,209)
Net cash used in investing activities	$-	$-	$(156,029)	$-	$-	$-	$(156,029)
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$552,709	$(552,709)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$-	$-	$-
Other net cash provided by financing activities	$-	$-	$2,008,988	$10,137,517	$-	$166,871	$12,313,376
Net cash provided by financing activities	$-	$-	$2,561,697	$9,584,808	$-	$166,871	$12,313,376
Effect of exchange rate change on cash	$82	$-	$113,283	$1,615	$-	$-	$114,980
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625

	For the year ended December 31, 2019
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(377,759)	$-	$1,382,862	$(10,219)	$-	$122,511	$1,117,395
Net cash used in investing activities	$-	$-	$(917,288)	$-	$-	$-	$(917,288)
Cash flows from the Company to the Company’s subsidiaries	$(19,347)	$-	$-	$19,347	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$	$-	$-
Other net cash provided by (used in) financing activities	$291,686	$-	$(957,740)	$(202)	$-	$(122,511)	$(788,767)
Net cash provided by (used in) financing activities	$272,339	$-	$(957,740)	$19,145	$-	$(122,511)	$(788,767)
Effect of exchange rate change on cash	$31	$-	$(4,696)	$8,523	$-	$-	$3,858
Cash and cash equivalents at beginning of the period	$123,060	$-	$685,167	$82	$-	$-	$808,309
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507

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

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $6,760,680 with $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

Under terms of the share purchase agreement, we agreed to pay $10,076,600 in exchange for 100% of the equity of Yinhua. Of the total consideration to be paid, $7,078,100 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing $1.85 per ordinary share, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

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

Share Purchase Agreement with Cheyi BVI

On December 29, 2021, we entered into a Share Purchase Agreement with Cheyi BVI and each of shareholders of Cheyi BVI.

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI was an aggregate of $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing $6,760,680 with $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

Under terms of the share purchase agreement, we agreed to pay $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $7,078,100 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing $1.85 per ordinary share of the Company, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-38.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1*	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21 to the annual report on Form 20-F filed by the Registrant on June 28, 2021.
10.1*	Form of Indemnification Escrow Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.2*	Form of Employment Agreement between the Registrant and its executive officers. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.3*	Form of Director Letter Agreement between the Registrant and its directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.4*	English translation of Capital Lease Contract, dated September 9, 2019, by and between Chailease International Finance Corporation and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.5*	English translation of Working Capital Loan Agreement, dated April 21, 2020, by and between Industrial Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
10.6*	Share Purchase Agreement, dated as of December 29, 2021, by and among Mingzhu Logistic Holdings Limited, Cheyi (BVI) Limited and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2022).
10.7*	Share Purchase Agreement, dated as of March 18, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022).
10.8**	English translation of Comprehensive Credit Agreement, dated November 5, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.9**	English translation of Working Capital Loan Agreement, dated November 12, 2021, by and between Everbright Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.10**	English translation of Working Capital Loan Agreement dated October 15, 2020, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.
10.11**	English translation of Working Capital Loan Supplementary Agreement dated April 29, 2021, by and between Communications Bank and Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.

Exhibit No.	Description of document
10.12***	English Translation of Master Exclusive Service Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.13***	English Translation of Business Cooperation Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Shareholders named therein.
10.14***	English Translation of Equity Interest Pledge Agreement, dated November 24, 2021, by and between Zhejiang Cheyi Network Technology Co., Ltd., Ningbo Cheyi Enterprise Consulting Co., Ltd. and Pledgors named therein.
10.15***	English Translation of Exclusive Option Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.16***	English Translation of Proxy Agreement, dated November 24, 2021, by and among Zhejiang Cheyi Network Technology Co., Ltd., shareholders of Zhejiang Cheyi Network Technology Co., Ltd. and Ningbo Cheyi Enterprise Consulting Co., Ltd.
10.17***	English Translation of Letter of Confirmation and Undertaking, dated November 24, 2021, by shareholders of Zhejiang Cheyi Network Technology Co., Ltd.
10.18***	English Translation of Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.19***	English Translation of Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.20***	English Translation of Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.21***	English Translation of Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.22***	English Translation of Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.23***	English Translation of Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.24***	English Translation of Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1****	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2****	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1****	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2****	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS****	Inline XBRL Instance Document
101.SCH****	Inline XBRL Taxonomy Extension Schema Document
101.CAL****	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104****	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed with the Annual Report on Form 20-F on May 11, 2022.
***	Filed with the Amendment No. 1 to Form 20-F.
****	Filed with this Amendment No. 5 to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: March 22, 2023

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

Revised of 2021 Financial Statements

As discussed in Note 1, 2, 8, 10, 11, 12, 13, 14, 20, 21 and 23 to the consolidated financial statements, the 2021 consolidated financial statements have been revised to enhance disclosure.

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

Singapore

May 11, 2022, except for Note 1, 2, 8, 10, 11, 12, 14 and 21, as to which the date is September 13, 2022 and Note 1 as to which the date is March 3, 2023, Note 1, 12, 13, 20 and 23 as to which date is March 22, 2023.

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

New York, New York

April 23, 2020

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021	As of December 31, 2020
	USD	USD
	Restatement	Reclassification
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,752,117	$2,105,625
Restricted cash	-	9,500,000
Accounts receivable, net	3,650,005	5,343,716
Prepayments	5,473,938	1,059,335
Other receivables	1,540,044	31,082
Loans receivable	22,487,767	11,416,940
Amount due from related parties	705,280	741,340
Total current assets	39,609,151	30,198,038

NON-CURRENT ASSET
Property and equipment, net	12,224,582	3,448,109
Deferred tax assets	35,491	31,852
Deposits	10,327,872	261,992
Goodwill	14,157,570	-
Total non-current asset	36,745,515	3,741,953
Total assets	$76,354,666	$33,939,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$7,579,324	$6,551,724
Accounts payable	1,344,532	1,415,591
Other payables and accrued liabilities	19,269,124	531,120
Amount due to related parties	294,344	993,846
Tax payable	3,133,294	2,722,409
Current maturities of long-term bank borrowings	269,009	-
Current portion of capital lease and financing obligations	2,267,248	51,135
Current maturities of loans from other financial institutions	144,126	235,487
Total current liabilities	34,301,001	12,501,312

NON-CURRENT LIABILITIES
Long-term bank borrowings	179,339	-
Long-term loans from other financial institutions	-	136,400
Long-term portion of capital lease and financing obligations	200,712	27,989
Total non-current liabilities	380,051	164,389
Total liabilities	34,681,052	12,665,701

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	35,796,751	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	41,673,614	21,274,290
Total liabilities and shareholders’ equity	$76,354,666	$33,939,991

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2021	2020	2019
	USD	USD	USD
REVENUES	$17,358,914	$18,793,951	$29,410,550

COSTS AND EXPENSES
Transportation costs	15,428,131	16,010,644	25,358,456
General and administrative expenses	2,050,954	1,321,412	1,299,413
Sales and marketing expenses	367,633	50,083	77,615
Total costs and expenses	17,846,718	17,382,139	26,735,484

(LOSS) INCOME FROM OPERATIONS	(487,804)	1,411,812	2,675,066

OTHER (EXPENSES) INCOME
Interest expenses	(396,188)	(374,048)	(370,682)
Other expenses	(360,032)	(65,828)	(12,683)
Other income	441,025	176,802	172,343
Total other expenses, net	(315,195)	(263,074)	(211,022)

(LOSS) INCOME BEFORE INCOME TAXES	(802,999)	1,148,738	2,464,044

PROVISION FOR INCOME TAXES	135,414	366,442	821,250

NET (LOSS) INCOME	(938,413)	782,296	1,642,794

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(640,974)	752,828	(121,195)
COMPREHENSIVE (LOSS) INCOME	$(1,579,387)	$1,535,124	$1,521,599

Weighted average shares used in computation:
Basic*	19,035,038	9,629,783	9,000,000
Diluted*	15,237,432	9,633,993	9,000,000

EARNINGS PER SHARE - BASIC*	$(0.05)	$0.08	$0.18
EARNINGS PER SHARE - DILUTED*	$(0.06)	$0.08	$0.18

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares*	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, January 1, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$537,874	$4,820,640	$(131,035)	$8,505,031

Net income for the year	-	-	-	-	-	1,642,794	-	1,642,794
Foreign currency translation adjustment	-	-	-	-	-	-	(121,195)	(121,195)
Appropriation to statutory reserves	-	-	-	-	222,601	(222,601)	-	-

BALANCE, December 31, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$760,475	$6,240,833	$(252,230)	$10,026,630
Issuance of shares through initial public offering	3,354,040	3,354	-	10,955,449	-	-	-	10,958,803
Capitalization of listing expenses	-	-	-	(1,246,267)	-	-	-	(1,246,267)
Net income for the year	-	-	-	-	-	782,296	-	782,296
Foreign currency translation adjustment	-	-	-	-	-	-	752,828	752,828
Appropriation to statutory reserves	-	-	-	-	117,411	(117,411)	-	-

BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290

Issuance of shares	6,780,237	6,780	-	21,971,931	-	-	-	21,978,711
Net (loss) for the year	-	-	-	-	-	(938,413)	-	(938,413)
Foreign currency translation adjustment	-	-	-	-	-	-	(640,974)	(640,974)
Appropriation to statutory reserves	-	-	-	-	38,262	(38,262)	-	-

BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$35,796,751	$916,148	$5,929,043	$(140,376)	$41,673,614

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

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

On December 29, 2021 (“Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang Cheyi Network Technology Co., Ltd. (the “Cheyi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $6,760,680 of $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

	As of December 31, 2021
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Goodwill	$20,152,890	$(5,995,320)	$14,157,570
Total non-current asset	42,740,835	(5,995,320)	36,745,515
Total assets	$82,349,986	$(5,995,320)	$76,354,666

Additional paid-in capital	$41,792,071	$(5,995,320)	$35,796,751
Total shareholders’ equity	$47,668,934	$(5,995,320)	$41,673,614

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

Note 12 – Acquisition (restatement)

On December 29, 2021 (the “Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being $6,760,680 of $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

On December 29, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang Cheyi Network Technology Co., Ltd. (the “Cheyi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. $6,760,680 of $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

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

Under terms of the share purchase agreement, we shall pay $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $7,078,100 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing $1.85 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

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

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$4,519,839
Prepayments	8,050,558
Equipment, net	3,504
Deferred tax assets	16,415
Short-term bank borrowings	(193,339)
Others payable and accrued liabilities	(7,685,086)
Tax payable	(1,126,777)
Total identifiable net assets	3,585,114
Goodwill	5,364,709
Total purchase price for acquisition net of $1,126,777 of cash	$8,949,823

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

The following table summarizes the revenue and net income generated by Yinhua for the year ended December 31, 2021:

Revenue	$55,113,119
Net income	$1,587,815

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