Form 20-F
period 2022-12-31
MingZhu Logistics Holdings Ltd
filed 2023-05-16
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

As of May 16, 2023, there were 22,960,277 ordinary shares, par value $0.001 per share, of the registrant issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“CAGR” refers to the estimated compound annual growth rate;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FIE” refers to a foreign-invested enterprise;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

●	“initial public offering” refers to our initial public offering, in which we offered and sold an aggregate of 3,354,040 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“KPIs” refers to key performance indicators;

●	“We,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to MingZhu Logistics Holdings Limited, a Cayman Islands exempted company.

●	“MingZhu” refers to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd., one of our operating subsidiaries in the PRC;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“ordinary shares” refers to our ordinary shares par value US$0.001 per share;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PFIC” refers to a passive foreign investment company;

●	“Registration Statement” refers to the registration statement we have filed with the SEC (as defined below) relating to this offering of which this annual report forms a part;

●	“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SAT” refers to China’s State Administration of Taxation;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Unit” or “Units” refer to the 3,333,335 Units of securities of the Company that were sold on March 12, 2021, with each Unit consisting of (a) one ordinary share, par value US$0.001 per share and (b) one warrant to purchase 0.75 ordinary share at an exercise price equal to $6.60, exercisable for three years and six months after the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

●	“US$,”, “$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States.

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

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic enterprises or assets and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. If the CSRC approval is required for any of our future offering of securities overseas or to maintain our offshore listing status on U.S. exchanges, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon and the interpretation thereof remain unclear at this time. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (together with the Trial Administrative Measures, the “New Administrative Rules Regarding Overseas Listings”), which came into effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, a company based in the mainland of China that seeks to offer and list securities in overseas markets should fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. In particular, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer should designate a major domestic operating entity as the domestic responsible entity to file with the CSRC. Initial public offerings or listings in overseas markets should be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities should be filed with the CSRC within 3 working days after the offering is completed. The required filing materials with the CSRC include (without limitation) record-filing reports and related undertakings and PRC legal opinions issued by domestic law firms (with related undertakings), in which the VIE structure (if applicable) and reasons and risk factor thereof is required to be clarified in details. In addition, under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets should abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. Based on the New Administrative Rules Regarding Overseas Listings, we will be subject to additional filing requirements in connection with this offering and our follow-up offerings completed after such effective date, and we cannot assure you that we will be able to get the clearance of filing procedures under the New Administrative Rules Regarding Overseas Listings on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements will result in rectification, warnings and fines on our subsidiaries or VIEs, and may significantly limit or completely hinder our ability to continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our consolidated financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a PRC company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security (Draft for Comments), are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The U.S. law and regulations, including the Holding Foreign Companies Accountable Act, call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our capital raising activities and compliance costs.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, NYSE American filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was enacted on December 29, 2022 under the Consolidated Appropriations Act, 2023, and amended the HFCAA to decrease the number of non-inspection years under the HFCAA from three years to two, thus reducing the time period before an issuer’s securities may be prohibited from trading on any U.S. securities exchange or any U.S. over-the-counter market or delisted.

On December 2, 2021, the SEC adopted amendments to finalize the rules implementing the submission and disclosure requirements of the HFCAA. The rules will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigation such registered public accounting firm, such SEC identified registrants are referred to as Commission-Identified Issuers. The final amendments require that Commission-Identified Issuers submit documentation to the SEC establishing, among other things, that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction and if the Commission-Identified Issuer is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional disclosures in its annual report.

On December 16, 2021, the PCAOB issued a HFCAA Determination Report, pursuant to 15 U.S.C. Section 7214(i)(2)(A) and PCAOB Rule 6100 (the “Report”). Pursuant to the Report, the PCAOB notified the U.S. Securities and Exchange Commission that it issued two determinations that (1) the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC because of a position taken by one or more authorities in mainland China (the “Mainland China Determination”) and (2) the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong (the “Hong Kong Determination”). In its two appendixes the Report identifies the auditors that are subject to the Mainland China Determination and the Hong Kong Determination.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our share to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.  The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB announced that PCAOB has secured complete access to inspect and investigate public accounting firms headquartered in mainland China and Hong Kong, and vacated previous determinations to the contrary.

Our auditor, the independent registered public accounting firms that issue the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards.

However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from the efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary share could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise (“FIE”) generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiaries, YGMZ (Hong Kong) Limited (“MingZhu HK”), Cheyi (Hong Kong) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited. Accordingly, they may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated in 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, in February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which sets forth certain detailed factors in determining “beneficial owner” status.

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

We have historically relied on a limited number of major customers for a significant portion of our revenues, and we anticipate that such reliance will remain unchanged in the near future. During the years ended December 31, 2022, 2021 and 2020, sales to our top five customers accounted for approximately 31.4%, 49.4% and 78.2%, respectively.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2022 we had accounts receivable recorded at $20,073,082, of which $945,761 was allowanced and $nil was past due but not impaired.

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

Under its loan agreements with existing lenders, Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (or “MingZhu”), one of our operating subsidiaries in the PRC, Mingzhu has the obligation to notify its lenders prior to certain corporate actions. Such corporation actions include, among other events, mergers, equity offerings, transfers of material assets, involvement in a material lawsuit and certain material related party transactions. In addition, pursuant to its loan agreements, MingZhu cannot provide guarantees to any third party, prioritize repayment of other loans, pay dividends to its shareholders or consummate a reorganization or share ownership restructuring without prior written consent of certain lenders.

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

For our daily operations, we outsourced a portion of our transportation services to external transportation companies, and sourced tires and fuel oils from the third-party suppliers. Our cash flows depend on timely receipt of payments from our customers to meet our payment obligations to our suppliers and subcontractors. As of December 31, 2022, 2021 and 2020, our trade payables amounted to approximately $10,134,535, $1,344,532 and $1,415,591, respectively, whereas the respective trade payables accounted for approximately 16.4%, 3.9% and 11.3% of our total current liabilities, respectively.

Our accounts receivable turnover days were approximately 145.8, 94.6 and 157.6 days, respectively, during 2022, 2021 and 2020. As a result of the above, our daily operation has to rely on our internal resources, bank borrowings and loans from shareholders to maintain our cash flow and satisfy the needs of our daily operations.

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

We subcontract a portion of our trucking services, specifically delivery orders from customers with irregular delivery schedules, to external transportation companies. For the years ended December 31, 2022, 2021 and 2020, subcontracting charges incurred by us were approximately 85.0% 48.1% and 61% of our total transportation costs, respectively. Any significant increase in the service fees charged by our subcontractors may have an adverse impact on our financial results.

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

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Extended Collection Time and Increase in Bad Debts. Our customers may require additional time to pay us or fail to pay us which may require us to record additional allowances. In order to faithful reflect the performance and condition of the Company, we had temporally revised our policy of allowance for doubtful accounts with additional allowances recorded. We are currently working with our customers for payments and have not experienced significant collection issues as of the date of this annual report. We will monitor our collection closely through 2023.

●	Shortage of Drivers. Due to the travel restrictions imposed by the local governments, some of our drivers have not been able to get back on road for work. However, the impact of such shortage of drivers is not significant to the Company because the customer orders have dropped due the COVID-19 pandemic and we pay our drivers on a per-drive basis for fulfilled customer orders only.

With daily life in China gradually returning to normal since April 2022, our business related to logistics industry has gone back to normal as well. However some new cases found in Xinjiang region caused heavy lockdown starting from June 2022. Our revenue generated from Xinjiang was substantially reduced during June. To the date of this filing, our revenue is still negatively affected by temporarily lockdown across the nation. We cannot foresee whether the COVID-19 pandemic will be effectively contained, nor can we predict the severity and duration of its impact. If the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee.

We may experience labor shortage or unrest.

Our services involve a substantial amount of labor force. While we have not experienced any significant labor shortage, we may face such problem in the future. We may be required to increase the wages for our workers as a result of changes in the labor market conditions or industry practices.

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

Our executive officers have limited prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

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

The Enterprise Bankruptcy Law of China provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are or are demonstrably insufficient to clear such debts. Our PRC subsidiaries and VIEs hold the bulk of the assets that are important to our business operations. If any of our PRC subsidiaries or VIEs gets involved in a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

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

Affected by polity factors such as credit tightening, some of our accounts receivable that met the collection conditions have not been recovered on time, which has an adverse impact on our liquidity. As of December 31, 2022, the Company and its VIEs and subsidiaries owed taxes in the amount of $5,278,436.

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

Techniques employed by short sellers may drive down the market price of the ordinary shares.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated under the laws of the Cayman Islands. Our registered office is located at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081. The telephone number of the registered office is +86 (755) 2520-9839. Our World Wide Web address is www.szygmz.com. Information contained on our website does not constitute a part of this annual report.

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

Our main subsidiaries as of the date of this annual report are as follows:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd. (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% directly owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% directly owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Ningbo Cheyi” or Cheyi WFOE)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% directly owned by Cheyi HK

Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”)	● ● ●	A PRC limited liability company Incorporated on December 10, 2015 An integrated online car-hailing and driver management services company	100% owned by Ningbo Cheyi via contractual arrangements

Name	Background		Ownership
Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

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

Recent Developments

On December 21, 2022, we entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

Throughout this report we refer to MingZhu Logistics Holdings Limited as “we,” “us,” “our,” or “the Company”. The 11 subsidiaries of the Company are identified in “4.A. History and Development of the Company” in this report. We refer to Cheyi Network Technology Co., Ltd., Hainan Zhisheng Car Services Co., Ltd and Xinjiang Feipeng Logistics Co., Ltd. as our “VIEs” in this report. The investors have purchased securities in the Company. Our subsidiaries and/or the VIEs conduct operations in China. The VIEs are consolidated for accounting purposes but are not the entities in which the investors own equity, and the Company does not conduct operations.

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

In addition, there are legal and operational risks associated with being based in or having the majority of the Company’s operations in China, including by not limited to:

(1)	The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in our ordinary shares and our business face potential uncertainty from the PRC government’s policy.

(2)	Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business the Company may be able to conduct in the PRC and accordingly on the results of its operations and financial condition.

(3)	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject the Company to severe fines or penalties and create other regulatory uncertainties regarding the Company’s corporate structure. Further, the Anti-Monopoly Law which became effective in August 2008 and was amended on June 24, 2022, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

(4)	The HFCAA, recent regulatory actions taken by the SEC and PCAOB, and proposed rule changes submitted by U.S. stock exchanges calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs. The HFCAA requires a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022 under the Consolidated Appropriations Act, 2023, and amended the HFCAA to decrease the number of non-inspection years under the HFCAA from three years to two, thus reducing the time period before an issuer’s securities may be prohibited from trading on any U.S. securities exchange or any U.S. over-the-counter market or delisted. On December 20, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm that issued the audit report for our financial statements for 2022, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and thus our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. Although we believe that the HFCA Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. On December 15, 2022, the PCAOB announced that PCAOB has secured complete access to inspect and investigate public accounting firms headquartered in mainland China and Hong Kong and vacated previous determinations to the contrary. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

(5)	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current structure, our business, financial condition and results of operations. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and consequently affecting our ability to prepare for and seek approval and commercialization of our product candidates both in China and elsewhere.

(6)	Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the PRC, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On January 4, 2022, the Cyber Administration of China promulgated the New CAC Measures, which came into effect on February 15, 2022. According to the New CAC Measures, critical information infrastructure operators purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review. Network platform operators holding personal information of more than 1 million users seeking to be listed abroad must apply for a cybersecurity review as well. The New CAC Measures do not apply to the Company or any of its subsidiaries or VIEs as of the date of this annual report. Continued expansion of business operations by the Company, however, could bring the Company within the scope of authority of the CAC rules, and future enacted or amended CAC rules may increase compliance standards on our business operation, and thus have a substantial impact on our business. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, there is no assurance that we would be able to pass such review in a timely manner or at all. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may result in a material change in our operations, the value of the securities registered or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

(7)	On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Overseas Issuance and Listing Regulations Drafts”), which are currently published for public comments only. According to the Overseas Issuance and Listing Regulations Drafts, among other things, after making initial applications with overseas stock markets for initial public offerings or any offerings after the initial public offering, all domestic companies shall file with the CSRC within three working days. The Overseas Issuance and Listing Regulations Drafts further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Issuance and Listing Regulations Drafts, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational licenses revoked. The Overseas Issuance and Listing Regulations Drafts, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would significantly limit our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

(8)	The MOFCOM and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021), stipulates that if a domestic enterprise engaged in business in the prohibited investment field issues shares abroad and is listed for trading, it shall be examined and approved by the relevant competent authorities of the state. According to a press release issued by the NDRC in relation to the Negative List (2021), the above provisions are only applicable to the direct overseas listing of domestic enterprises engaged in the prohibited investment field. We believe our listing on Nasdaq does not constitute a direct overseas listing of domestic enterprises mentioned in the above press release and therefore we are not subject to the examination and approval by the relevant competent authorities of the state in accordance with the Negative List (2021). However, the above regulations and drafts for comments also indicate the intention of the Chinese government to increase its regulation of offshore investment in company’s utilizing the VIE structure to participate in the prohibited investment fields. If relevant governmental authority determines or new future rules provides that we are required to obtain the approval, we would have to apply for such approval. There is no assurance that we will be able to obtain such approval in time or at all. If we fail to obtain the approve as required or in a timely manner, the VIE arrangement may be deemed illegal and ordered to be cancelled by relevant government authorities, and other administrative measures or penalties may be imposed on us, which could materially and adversely affect our business, financial condition, results of operations and the value of our shares. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

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

For more information, see “Risk Factors- Risks Related to Doing Business in China”.

4.B. Business Overview

Overview

The Company is not an operating company a Cayman Islands holding company with its operations conducted through its subsidiaries in the PRC (the “Subsidiaries”) and through contractual arrangements with its variable interest entity (the “VIEs”). We engaged in a number of diverse business activities, including trucking services, car-hailing and driver management services, and car owner services.

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

On December 21, 2022, we entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI. On December 21, 2022, the parties completed the transaction. Feipeng BVI provides regional trucking services in Xinjiang, PRC through its VIE, Feipeng. Feipeng mainly focuses on the short-distance coal transportation.

The following chart sets forth a summary of the licenses and permissions obtained by the principal PRC subsidiaries as of the date of this annual report:

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	MingZhu	Shenzhen Transportation Committee	October 8, 2022	October 7, 2026
Road Freight Forwarding Operation Permit	MingZhu Pengcheng	Shenzhen Transportation Committee	September 17, 2022	September 16, 2026
Value-added Telecommunications Business License	Cheyi Network	Zhejiang Communications Administration	September 17, 2022	September 16, 2026
Value-added Telecommunications Business License	Zhisheng	Ministry of Industry and Information Technology	October 8, 2022	October 7, 2026
Road Transport Operation Permit	Feipeng	Xinjiang Road Transport Administration	September 17, 2022	September 16, 2026

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

We engaged in a number of diverse business activities, including trucking services, car-hailing and driver management services, and car owner services.

Trucking services

The Company’s trucking services are provided through Mingzhu and its subsidiaries and newly acquired VIE Feipeng and its subsidiaries.

Mingzhu is a trucking service provider in China with over 21 years of experience in the transportation industry. It was our first operating subsidiary formed 2002. It has been accredited by the China Federation of Logistics and Purchasing as a 4A-grade trucking service provider. Its transportation services operate out of two terminals, one in the Guangdong region, and the other in the Xinjiang region. It primarily provides dedicated trucking services within the PRC. It has created a successful business model that has allowed us to expand our customer base and market coverage whilst maintaining good relationships with our existing customers. To further expand our market shares in Xinjiang region, we acquired Feipeng, which focuses on the short-distance coal transportation in Xinjiang region.

Competition

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

●	To establish a solid reputation in the transportation industry in the PRC, we focus on the quality of our trucking services to ensure that we are able to meet the quality standards expected from our customers. Our focus on quality covers various areas such as vehicle reliability, service reliability, flexible and customizable service offerings for our customers, as well as responsiveness to customer feedback, and continuous process improvement.

●	We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

●	We believe that the extensive industry expertise and experience of our management team is essential to our success. Our senior management team has an average of approximately 15 years of experience with our company and 19 years of experience in the transportation industry in the PRC. We believe that the experience and knowledge of our management team would enable us to keep abreast of our competitiveness and market landscape from time to time, recognize the needs of our customers more readily and manage our operations, specifically, labor and vehicle deployment, more efficiently.

●	With two regional terminals, one in Guangdong and the other in Xinjiang, we have set up an established network of transport nodes throughout the years. Such a network has opened many routes for us to offer our customers more comprehensive services. We have become capable of covering a larger geographic region and provide more types of transportation services. We believe that our wide range of services offered has provided us with a significant competitive advantage over other local service providers in the PRC that only offer limited types of road trucking services with fixed routes, itinerary, and schedules.

Car-hailing and driver management services

The Company’s car-hailing and driver management services are provided through Cheyi Network and its subsidiaries.

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

Competition

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

●	To establish a solid reputation in the transportation industry in the PRC, we focus on the quality of our trucking services to ensure that we are able to meet the quality standards expected from our customers. Our focus on quality covers various areas such as vehicle reliability, service reliability, flexible and customizable service offerings for our customers, as well as responsiveness to customer feedback, and continuous process improvement.

●	We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

●	We believe that the extensive industry expertise and experience of our management team is essential to our success. Our senior management team has an average of approximately 15 years of experience with our company and 19 years of experience in the transportation industry in the PRC. We believe that the experience and knowledge of our management team would enable us to keep abreast of our competitiveness and market landscape from time to time, recognize the needs of our customers more readily and manage our operations, specifically, labor and vehicle deployment, more efficiently.

●	With two regional terminals, one in Guangdong and the other in Xinjiang, we have set up an established network of transport nodes throughout the years. Such a network has opened many routes for us to offer our customers more comprehensive services. We have become capable of covering a larger geographic region and provide more types of transportation services. We believe that our wide range of services offered has provided us with a significant competitive advantage over other local service providers in the PRC that only offer limited types of road trucking services with fixed routes, itinerary, and schedules.

Car owner services

The Company’s car owner services are provided through Zhisheng.

Zhisheng was founded in 2018, Zhisheng provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and other services. Zhisheng develops and operates a comprehensive auto related service platform for auto insurance companies combining intelligent human-vehicle interaction functions with car owner programs.

Competition

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

●	To establish a solid reputation in the transportation industry in the PRC, we focus on the quality of our trucking services to ensure that we are able to meet the quality standards expected from our customers. Our focus on quality covers various areas such as vehicle reliability, service reliability, flexible and customizable service offerings for our customers, as well as responsiveness to customer feedback, and continuous process improvement.

●	We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

●	We believe that the extensive industry expertise and experience of our management team is essential to our success. Our senior management team has an average of approximately 15 years of experience with our company and 19 years of experience in the transportation industry in the PRC. We believe that the experience and knowledge of our management team would enable us to keep abreast of our competitiveness and market landscape from time to time, recognize the needs of our customers more readily and manage our operations, specifically, labor and vehicle deployment, more efficiently.

●	With two regional terminals, one in Guangdong and the other in Xinjiang, we have set up an established network of transport nodes throughout the years. Such a network has opened many routes for us to offer our customers more comprehensive services. We have become capable of covering a larger geographic region and provide more types of transportation services. We believe that our wide range of services offered has provided us with a significant competitive advantage over other local service providers in the PRC that only offer limited types of road trucking services with fixed routes, itinerary, and schedules.

Customers

Our customers are mainly sizeable third-party logistics companies, freight forwarders, warehouse operators, and other supply chain service providers in the PRC.

Our Relationship with Major Customers

During the years ended December 31, 2022, 2021 and 2020, sales to our top five customers accounted for approximately 31.4%, 49.4% and 78.2%, respectively. We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

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

For car-hailing and driver management services and car-owner services, there is no significant impact found as due to seasonality.

Our Supply

The supplies we need for our trucking service business mainly include insurance, tires, vehicles, fuel oil and gas. The supplies we need for our car-hailing and driver management services are pool of vehicles and drivers. The supplies we need for our car-owner services are car services subcontractors.

Sales, Marketing and Distribution

We have not spent a significant amount of capital on advertising in the past, and our advertising budget continues to be limited.

We mainly rely on our established relationships with our existing customers, customer referrals and our reputation to expand our business. Aside from obtaining new customers through referrals, we also seek out new customers by attending and participating in trade fairs. Our management team will regularly attend functions to build a stronger network with existing customers and so that potential customers may be referred to us. Our sales and marketing team regularly contact customers to maintain good business relationship and expand our network by soliciting new customers through referrals from existing customers.

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

Licenses and Permits

We have obtained all necessary licenses, approvals and permits that are material to our road transportation business, all of which are validly issued and current as of the date of this annual report. The details of the permits we have obtained by are as follows:

Approval	Recipient	Issuing body	Date of grant	Date of expiry
Road Freight Forwarding Operation Permit	MingZhu	Shenzhen Transportation Committee	October 8, 2022	October 7, 2026
Road Freight Forwarding Operation Permit	MingZhu Pengcheng	Shenzhen Transportation Committee	September 17, 2022	September 16, 2026
Value-added Telecommunications Business License	Cheyi Network	Zhejiang Communications Administration	October 8, 2022	October 7, 2026
Value-added Telecommunications Business License	Zhisheng	Ministry of Industry and Information Technology	September 17, 2022	September 16, 2026
Road Transport Operation Permit	Feipeng	Xinjiang Road Transport Administration	November 9, 2022	November 8, 2026

Employees

We had 180 full-time employees as of December 31, 2022. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2022:

Function	Number of Employees
Management	6
Administrative and Accounting	15
Safety and Technique	4
Operations	31
Drivers	124
Total	180

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

Legal Proceedings

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applies for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case had been concluded and the Company had paid out the claimed amount of compensation.

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

As required under the Social Insurance Law of the PRC, the Regulation of Insurance for Work-Related Injury, the Regulations on Unemployment Insurance, the Provisional Measures on Insurance for Maternity of Employees and the Administrative Regulation on Housing Fund, enterprises in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and housing accumulation fund.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (together with the Trial Administrative Measures, the “New Administrative Rules Regarding Overseas Listings”), which came into effective on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, a company based in the mainland of China that seeks to offer and list securities in overseas markets should fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. In particular, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer should designate a major domestic operating entity as the domestic responsible entity to file with the CSRC. Initial public offerings or listings in overseas markets should be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities should be filed with the CSRC within 3 working days after the offering is completed. The required filing materials with the CSRC include (without limitation) record-filing reports and related undertakings and PRC legal opinions issued by domestic law firms (with related undertakings), in which the VIE structure (if applicable) and reasons and risk factor thereof is required to be clarified in details.

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

Cheyi BVI

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

Yinhua

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

Feipeng BVI

The Feipeng BVI, which is acquired by the Company on December 21, 2022, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”) entered with Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”), and its shareholders, the control and benefits of Feipeng were accrued to us subject to the conditions that we have satisfied for consolidation of Feipeng under U.S. GAAP. Such conditions include that (i) we control Feipeng through power to govern the activities which most significantly impact Feipeng’s economic performance, (ii) we are contractually obligated to absorb losses of Feipeng that could potentially be significant to Feipeng, and (iii) we are entitled to receive benefits from Feipeng that could potentially be significant to Feipeng. We are regarded as the primary beneficiary of Feipeng, and Feipeng is treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Feipeng in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

The following is a summary of VIE Agreements by and among Feipeng, a subsidiary of Feipeng BVI, Feipeng WFOE and the shareholders of Feipeng BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated December 20, 2022, Feipeng WFOE has agreed to provide the following services (among others) to Feipeng:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Feipeng according to the need of business and capacity of the Feipeng WFOE.

This agreement was effective from December 20, 2022 and will continue to be effective unless it is terminated by written notice of Feipeng.

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, all parties agreed that without obtaining Feipeng WFOE ’s prior written consent, Feipeng shall not, and each of the Feipeng and shareholders of Feipeng shall cause each of Feipeng and its subsidiaries not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Feipeng shall and shareholders of Feipeng shall cause Feipeng and its subsidiaries to accept suggestions raised by Feipeng WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Feipeng and its subsidiaries and Feipeng and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Feipeng entered into an Equity Pledge Interest Agreement with Feipeng WFOE, dated December 20, 2022. Under such equity pledge agreement, each of the shareholders of Feipeng pledged its respective equity interest in Feipeng to Feipeng WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Feipeng without the prior written consent of Feipeng WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Feipeng WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, the shareholders of Feipeng granted Feipeng WFOE or its designee an option to purchase all or a portion of their respective equity interest in Feipeng for the RMB 1.

Each of shareholders of Feipeng agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Feipeng’s equity interest to Feipeng WFOE, if the shareholders obtain dividends, bonuses or residual property from Feipeng, the shareholders shall transfer all the income (after tax) to Feipeng WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Feipeng have been acquired by Feipeng WFOE or its designee, and upon the condition that Feipeng WFOE and its subsidiaries, branches can engage in the business of Feipeng legally.

Feipeng WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Feipeng and the shareholders of Feipeng at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Feipeng and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, each of the shareholders of Feipeng has agreed to irrevocably entrust Feipeng WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Feipeng.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Feipeng WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Feipeng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Feipeng confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Feipeng held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Feipeng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on December 20, 2022.

Consent Letter

Each spouse of shareholder of Feipeng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Feipeng confirm and agree that the equity interest in the Feipeng held by each shareholder of Feipeng is her or his individual property not the joint property, which each shareholder of Feipeng is entitled to dispose of on her or his own.

Organizational Structure Chart

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries and VIEs.

Mingzhu Logistics Holdings Limited (Cayman Islands)
100%
100%
100%
100%
Cheyi (BVI) Limited
Mingzhu Investment Limited
Yinhua (BVI) Limited
Feipeng Global Limited
100%
100%
100%
100%
Cheyi (Hong Kong) Limited
YGMZ (Hong Kong) Limited
Yinhua (HK) Limitd
Feipeng (HK) Limitd
Outside PRC
Inside PRC
100%
100%
100%
100'
100%
100%
Ningbo Cheyi Corporate Information Consulting Co., Ltd. (PRC)
Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (PRC)
Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (PRC)
Zhejiang Caiyunlian Technology Co., Ltd. (PRC)
Shenzhen Feipeng Zhongheng Supply Chain Management Co., Ltd.
100% VIE Control
100%
100% VIE Control
100% VIE Control
Zhejiang Cheyi Network Technology Co., Ltd. (PRC)
Pengcheng Shengshi Logistics Co., Ltd. (PRC)
Hainan Zhisheng Car Services Co., Ltd. (PRC)
Xinjiang Feipeng Logistics Co., Ltd.

The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidies and VIEs. Cheyi WFOE, Yinhua WFOE and Feipeng WFOE are wholly foreign-owned entities who receive the economic benefits of the VIEs’ business operation.

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

5.A. Operating Results

Overview

General

The Company is not an operating company a Cayman Islands holding company with its operations conducted through its subsidiaries in the PRC (the “Subsidiaries”) and through contractual arrangements with its variable interest entity (the “VIEs”). We engaged in a number of diverse business activities, including trucking services, car-hailing and driver management services, and car owner services.

The following tables present selected condensed consolidated financial data of the Company and its subsidiaries and VIEs, separately, for the years ended December 31, 2022, 2021 and 2020, and balance sheet data as of December 31, 2022 and 2021, which have been derived from our audited consolidated financial statements for those periods. MingZhu records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of the Company as “Investment in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “(Loss) Income of Subsidiaries” in the selected condensed consolidated statements of income and comprehensive income.

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd, Zhqiang Caiyunlian Technology Co. Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd.	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Cheyi (BVI) Limited, Cheyi (Hong Kong) Limited, Yinhua (BVI), Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited**	Investment holdings
VIEs	Consolidated financial results of Zhejiang Cheyi Network Technology Co., Ltd and its subsidiaries, Hainan Zhisheng Automobile Services Co., Ltd., and Xinjiang Feipeng Logistics Co., Ltd.	Car-hailing and driver management services, service platform for insurance companies and regional trucking services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..

**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Cheyi (BVI) Limited, Cheyi (Hong Kong) Limited, Yinhua (BVI), Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$36,461,921	$-	$77,611,882	$-	$114,073,803
NET INCOME	$(429,246)	$-	$276,020	$(438,108))	$2,487,522	$-	$1,896,188
COMPREHENSIVE (LOSS) INCOME	$(284,182)	$-	$(386,650)	$(465,756)	$1,623,345	$-	$486,757

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)
COMPREHENSIVE (LOSS) INCOME	$(447,929)	$-	$(1,098,938)	$(32,520)	$-	$-	$(1,579,387)

	For the Year Ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total

REVENUES	$-	$-	$18,793,951	$-	$-	$-	$18,793,951
NET (LOSS) INCOME	$(877)	$-	$999,201	$(49,156)	$-	$(166,872)	$782,296
COMPREHENSIVE (LOSS) INCOME	$(877)	$-	$1,767,529	$(64,656)	$-	$(166,872)	$1,535,124

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash, cash equivalents and restricted cash	$1,139,015	$-	$283,606	$328,260	$3,936,430	$-	$5,687,311
Intercompany receivables	$-	$-	$-	$639,321	$-	$(639,321)	$-
Total current assets	$15,441,671	$-	$32,283,567	$9,178,325	$32,625,609	$(23,278,787)	$66,250,385
Investments in subsidiaries and VIEs	$48,087,748	$-	$-	$-	$-	$(48,087,748)	$-
Total non-current assets	$48,087,748	$-	$1,336,314	$5,516,783	$10,097,644	$(19,832,019)	$45,206,470
Total assets	$63,529,419	$-	$34,154,986	$14,695,107	$42,723,253	$(43,645,911)	$111,456,855
Total liabilities	$21,497,786	$-	$23,284,935	$14,688,710	$26,525,649	$(22,642,217)	$63,354,863
Total shareholders’ equity	$42,031,633	$-	$10,870,051	$6,398	$16,197,604	$(21,003,694)	$48,101,992
Total liabilities and shareholders’ equity	$63,529,419	$-	$34,154,986	$14,695,107	$42,723,253	$(43,645,911)	$111,456,855

	As of December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117
Intercompany receivables	$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)	$-
Total current assets	$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)	$39,609,151
Investments in subsidiaries and VIEs	$23,470,712	$9,313,142	$-	$5,516,783	$-	$(38,300,637)	$-
Total non-current assets	$32,970,712	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)	$36,745,515
Total assets	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666
Total liabilities	$15,160,935	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$34,681,052
Total shareholders’ equity	$34,972,354	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$41,673,614
Total liabilities and shareholders’ equity	$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)	$76,354,666

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(2,154,421)	$-	$70,917	$(435,065)	$(1,435,387)	$-	$(3,953,955)
Net cash used in investing activities	$-	$-	$12,663	$(435,065)	$778,705	$-	$(917,288)
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$	$-	$-
Other net cash provided by (used in) financing activities	$214,389	$-	$(200,943)	$-	$779,811	$-	$2,726,903
Net cash provided by (used in) financing activities	$214,389	$-	$(200,943)	$-	$779,811	$-	$793,257
Effect of exchange rate change on cash	$-	$-	$(29,893)	$(1,809)	$400,692	$-	$368,989
Cash and cash equivalents at beginning of the period	$3,079,046	$-	$430,878	$765,128	$1,477,064	$-	$5,752,117
Cash and cash equivalents at beginning of the period	$1,139,014	$-	$283,622	$328,255	$2,000,885	$-	$5,687,311

	For the year ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries		Other subsidiaries	VIEs	Eliminations	Total

Net cash (used in) provided by operating activities	$(4,848,590)	$-		$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-		$(199,481)	$-	$-	$1,477,065	$1,277,584
Cash flows from the Company to the Company’s subsidiaries	$(9,500,000)	$-	$		$9,500,000	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-		$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-		$8,224,143	$(8,224,143)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$2,000	$-		$-	$(2,000)	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-		$-	$-	$-	$-	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-		$-	$-	$-	$-	$-
Other net cash provided by financing activities	$17,406,316	$-		$(8,440,765)	$7,698,996	$(3,588,863)	$3,588,863	$16,664,547
Net cash provided by (used in) financing activities	$7,908,316	$-		$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-		$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-		$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-		$430,878	$765,128	$1,477,065	$-	$5,752,117

	For the year ended December 31, 2020
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Net cash used in operating activities	$(877)	$-	$(673,305)	$(49,156)	$-	$(166,871)	$(890,209)
Net cash used in investing activities	$-	$-	$(156,029)	$-	$-	$-	$(156,029)
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-	$-	$-	$-	$-
Cash flows from the Mingzhu HK to PRC subsidiaries	$-	$-	$552,709	$(552,709)	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-	$-	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-	$-	$-	$	$-
Cash flows from PRC subsidiaries to the Mingzhu HK	$-	$-	$-	$-	$-	$-	$-
Other net cash provided by financing activities	$-	$-	$2,008,988	$10,137,517	$-	$166,871	$12,313,376
Net cash provided by financing activities	$-	$-	$2,561,697	$9,584,808	$-	$166,871	$12,313,376
Effect of exchange rate change on cash	$82	$-	$113,283	$1,615	$-	$-	$114,980
Cash and cash equivalents at beginning of the period	$17,671	$-	$188,305	$17,531	$-	$-	$223,507
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$-	$-	$11,605,625

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

Recent Developments

On December 21, 2022, we entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

The Company has 22,960,277 ordinary shares outstanding as of the date of this annual report.

Important Factors Affecting our Results of Operations and Existing Trends

Our performance of operations and financial conditions have been, and are expected to continue to be, affected by a number of factors, including macroeconomic conditions, major customers demand, collectability of accounts receivable and timing of collection, regulations and seasonality, many of which may be beyond our control.

Major Customers Demand

During the years ended December 31, 2022, 2021 and 2020, sales to our top five customers accounted for approximately 31.4%, 49.4% and 78.2%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

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

For car-hailing and driver management services and car-owner services, there is no significant impact found as due to seasonality.

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

●	The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Extended Collection Time and Increase in Bad Debt. Our customers may require additional time to pay us which may require us to record additional bad debt. A total of $945,761 of provision for doubtful accounts had been recorded during the year 2022. We are currently working with our customers for payments and will monitor our collection closely.

●	Shortage of Drivers. Due to the travel restrictions imposed by the local governments, some of our drivers in Xinjiang region have not been able to get back on road for work. However, such shortage of drivers did not have significant impact on our services, because our subcontractors were more than capable to provide services to our customers.

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

British Virgin Islands

MingZhu BVI, Cheyi BVI, Yinhua and Feipeng BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MingZhu HK, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, MingZhu HK, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

The Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on March 14, 2022 jointly issued Cai Shui 2022 No. 13. This clarified that from January 1, 2022 to December 31, 2024, eligible small enterprises whose first RMB 1,000,000 of annual taxable income is eligible for 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e. effective rate is 10%). For the year ended December 31, 2020, MingZhu Pengcheng was eligible to employ this policy.

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

Description of Selected Income Statement Items

Revenues. We generate revenue from our trucking service business, car-hailing and driver management services and car owner services.

Cost and expenses. Cost and expenses includes all operational costs and expenses.

Other (Expenses) Income. Our other income and expenses primarily consisted of net rental income from renting out spare office space and property, interest expenses and others.

Provision for income tax. Tax at a rate of 25% after appropriate tax adjustments.

 For the Years Ended December 31, 2022 and 2021

Results of Operations

The following table summarizes the results of our operations for the year ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31			Change
	2022	2021	Change	(%)
REVENUES	$114,073,803	$17,358,914	$96,714,889	557.1

COSTS AND EXPENSES
Costs of trucking services	34,789,989	15,428,131	19,361,858	125.5
Costs of rental services	43,966,881	-	43,966,881	N/A
Costs of car owner services	26,009,485	-	26,009,485	N/A
General and administrative expenses	5,646,443	2,050,954	3,595,489	175.3
Sales and marketing expenses	784,653	367,633	417,020	113.4
Total costs and expenses	111,197,451	17,846,718	93,350,733	523.1
			-
INCOMEX (LOSS) FROM OPERATIONS	2,876,352	(487,804)	3,364,156	N/A

OTHER (EXPENSES) INCOME
Interest expenses	(1,430,978)	(396,188)	(1,034,790)	261.2
Other expenses	(927,568)	(360,032)	(567,536)	157.6
Other income	1,908,424	441,025	1,467,399	332.7
Total other (expenses) Income, net	(450,122)	(315,195)	(134,927)	42.8
			-
INCOME (LOSS) BEFORE INCOME TAXES	2,426,230	(802,999)	3,229,229	N/A

PROVISION FOR INCOME TAXES	530,042	135,414	394,628	291.4
			-
NET INCOME (LOSS)	$1,896,188	$(938,413)	$2,834,601	N/A

Revenues

Our operations are primarily based in the PRC, where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car-hailing and driver management services, and car owner services. Total revenues increased by $96,714,889, or 557.1%, to $114,073,803 for the year ended December 31, 2022 as compared to $17,358,914 for the year ended December 31, 2021. This increase was attributable to the acquisition of certain subsidiaries and VIEs in 2022. Revenues generated from our trucking services are increased by 110% as we introduced more customers during 2022.

Disaggregated information of revenues by types of services provided are as follows:

	2022	2021
Trucking services	$36,461,921	$17,358,914
Car-hailing and driver management services	50,558,733	-
Car owner services	27,053,149	-
Total revenues	$114,073,803	$17,358,914

Cost and Expenses

Total costs and expenses increased by $93,350,733, or 523.1%, to $111,197,451 for the year ended December 31, 2022 as compared to $17,382,139 for the year ended December 31, 2021. This increase was attributable to the acquisition of certain subsidiaries and VIEs in 2022.

Gross Profit and Gross Margin

Our gross profit is equal to the difference between our revenues and our costs of different services provided. Our gross profit decreased 382.1% to $9,307,448 during the year ended December 31, 2022, from $1,930,783 for the same period in 2021. For the years ended December 31, 2022 and 2021, our gross margin was 11.1% and 8.2%, respectively. The decrease of gross margin was primarily due to the acquisition of VIEs which has relatively lower gross margin.

Net Income (Loss)

As a result of the foregoing, our net income totaled approximately $1,896,188 for the year ended December 31, 2022, as compared to a net loss of approximately $938,413 for the year ended December 31, 2021, representing a increase of $2,834,601.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with the United States generally accepted accounting principles requires our management to make assumptions, estimates, and judgments that affect the amounts reported in the financial statements, including the notes to that, and related disclosures of commitments contingencies, if any.

We consider our critical accounting policies to require the more significant judgments and estimates in preparing financial statements, including those outlined in Note 2 to the financial statements included herein.

The Company has evaluated the timing and the impact of the guidance above on the financial statements.

As of December 31, 2022, there were no other recently issued accounting standards not yet adopted that would or could have a material effect on the Company’s consolidated financial statements.

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

For the year ended December 31, 2022, we had a cash flow used in operating activities of $2,618,812 as compared to a cash used in operating activities of $23,784,162 for the year ended December 31, 2021. As of December 31, 2021, and 2020, we had cash of $5,687,311 and $5,752,117, respectively, and our working capital was $4,307,516 and $5,308,150, respectively. The decrease of $1,000,634 in working capital was mainly due to the acquisition completed and the business cooperation during year 2022.

The following summarizes the amounts of cash disaggregated by currency denomination as of December 31, 2022 and 2021, separately in each jurisdiction in which our affiliated entities are domiciled.

	Cash held as of December 31, 2022
	USD	HKD	RMB	Total in USD
Cayman	$1,123,511	$15,504	$-	$1,139,015
BVI	$9,846	$284	$-	$10,130
Hong Kong	$262,959	$3,958	$51,212	$318,129
PRC - subsidiaries	$-	$-	$283,606	$283,606
PRC - VIEs	$-	$-	$3,936,431	$3,936,431
Total	$1,396,316	$19,746	$4,271,249	$5,687,311

	Cash held as of December 31, 2021
	USD	HKD	RMB	Total in USD
Cayman	$3,063,237	$15,809	$-	$3,079,046
BVI	$1,000	$10,149	$-	$11,149
Hong Kong	$724,697	$4,875	$24,407	$753,979
PRC - subsidiaries	$-	$-	$430,878	$430,878
PRC - VIEs	$-	$-	$1,477,065	$1,477,065
Total	$3,788,934	$30,833	$1,932,350	$5,752,117

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

Cash Flows

For the Year ended December 31, 2022 and 2021

The following summarizes the key components of our cash flows for the year ended December 31, 2022 and 2021:

	For the Year ended December 31,
	2022	2021

Net cash used in operating activities	$(3,953,955)	$(23,784,162)
Net cash provided by investing activities	2,726,903	1,277,584
Net cash provided by financing activities	793,257	16,664,547
Effect of exchange rate change on cash	368,989	(11,477)
Net (decrease) increase in cash	(64,806)	(5,853,508
Cash and cash equivalents at beginning of the period	5,752,117	11,605,625
Cash and cash equivalents at end of the period	$5,687,311	$5,752,117

Operating Activities

Net cash used in operating activities was $3,953,955 for the year ended December 31, 2022 and was primarily attributable to (i) net income of $1,896,188, (ii) various non-cash item of $7,245,753 including gain on disposal of vehicles, provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred tax benefit, (iii) a $ 4,678,337 decrease in prepayments, (iv) a 4,207,620 increase in accounts payable, (v) a $7,531,718 decrease in other receivables and (vi) a $1,342,620 increase in tax payables. This net cash inflow is partially offset by (i) a $3,257,814 increase of accounts receivable, (ii) a $1,313,871 increase of deposits, (iii) a $16,621,319 increase in loans receivable and a $7,766,999 decrease of others payables and accrued liabilities.

For the year ended December 31, 2022, we had a cash flow used in operating activities of $3,953,955 as compared to a cash provided by operating activities of $23,784,162 for the year ended December 31, 2021. The change was mainly contributable to the acquisition of VIEs in 2022.

Investing Activities

Net cash provided by investing activities was $2,726,903 for the year ended December 31, 2022 and was mainly attributable to the acquisition of ownership of subsidiaries. As compared to the cash used in investing of $1,277,584 for the year ended December 31, 2021, the increase was largely due to the transfer of ownership of a subsidiary in December 2021.

Financing Activities

Net cash provided by financing activities was $793,257 for year ended December 31, 2022 and was primarily attributable to (i) repayments of short-term bank borrowings of $18,631,203, (ii) repayments of long-term bank borrowings of $92,594, (iii) repayments of loans from other financial institutions of $136,492, (iv) repayments of obligations under capital leases of $597,533, and (v) repayments to related parties of $2,663,598. This cash outflow was offset by (i) the proceeds from short-term bank borrowings of $21,212,202, (ii) the proceeds from long-term borrowings of $444,345, (iii) the amounts advanced from related parties of $1,258,130.

In comparison with the cash provided by financing activities of $793,257 for the year ended December 31, 2022, we had a cash inflow from financing activities of $16,664,547 for the year ended December 31, 2021. The difference was resulting from the proceeds of private placement received in 2021.

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

Operating Activities

Net cash used in operating activities was $23,784,162 for the year ended December 31, 2021 and was primarily attributable to (i) net loss of $938,413, (ii) various non-cash item of $1,742,854 including gain on disposal of vehicles, provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred tax benefit, (iii) a $1,633,476 decrease in accounts receivable, (iv) a $3,444,875 decrease in other receivables,. This net cash inflow is partially offset by (i) a $3,838,690 increase of prepayment, (ii) a $11,070,827 increase in loans receivable, (iii) a $29,269 increase in deposits, (iv) a $874,843 decrease of Accounts and notes payable, (v) a $2,989,501 decrease of others payable and accrued liabilities and (vi) a $1,422,362 decrease in tax payables.

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

If funds are required by the Company, the PRC subsidiaries will transfer the cash to MingZhu HK, Yinhua HK, Cheyi HK and Feipeng HK in accordance with the laws and regulations of the PRC, and then MingZhu HK, Yinhua HK, Cheyi HK and Feipeng HK will transfer the cash to the Comany.

Contractual agreement

If funds are required by the Company, the VIEs will transfer the cash to corresponding WFOE, pursuant to the VIE agreements. WFOE will then transfer the cash to corresponding direct shareholders that are incorporated in Hong Kong in accordance with the laws and regulations of the PRC, and then corresponding direct shareholders will transfer the cash to the Company.

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

For the years ended December 31, 2022, 2021, and 2020, the cash flows between the Company, the Company’s subsidiaries, and the Company’s VIEs, and direction of transfer are as follows:

	For the years ended December 31,
	2022	2021	2020
Cash flows from the Company to the Company’s subsidiaries	$-	$9,500,000	$-
Cash flows from the Company to VIEs	$-	$-	$-
Cash flows from the MingZhu HK to PRC subsidiaries	$-	$8,224,143	$552,709
Cash flows from the Company’s subsidiaries to the Company	$-	$2,000	$-
Cash flows from VIEs to the Company	$-	$-	$-
Cash flows from PRC subsidiaries to the MingZhu HK	$-	$-	$-

The detailed listing of each cash transferred and received for each entity during the periods presented as follows:

For the years ended December 31, 2021

Date of transfer	Cash flow	USD
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$4,000,000
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$5,500,000
	Cash flows from the Company to the Company’s subsidiaries	$9,500,000

March 17, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$2,008,599
March 23, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$631,218
April 14, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$5,500,000
June 4, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$25,844
August 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$58,482
	Cash flows from the MingZhu HK to PRC subsidiaries	$8,224,143

March 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
March 21, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
	Cash flows from the Company’s subsidiaries to the Company	$2,000

For the years ended December 31, 2020

Date of transfer	Cash flow	USD
November 11, 2020	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$399,806
November 23, 2020	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$152,903
	Cash flows from the MingZhu HK to PRC subsidiaries	552,709

There was no cash transfer between the VIEs and other entities.

Except for above cash flows, for the years ended December 31, 2022, 2021, and 2020, (1) no transfer of other assets has occurred among the Company, its subsidiaries, and the VIEs, (2) no dividends or distributions have been made by a subsidiary or the VIEs, and (3) the Company has not made any dividends or distributions to U.S. investors, respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Adjusted Capital Expenditures

Capital expenditures are defined under GAAP as funds used by a company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. To better understand our investment in acquisition and maintaining our revenue equipment, we use adjusted capital expenditures instead. The adjusted capital expenditures a non-GAAP financial measure that includes cash paid in relation to property and equipment acquired through the capital leases, and other financial liabilities. The adjusted capital expenditures sums up the cash we spent on (1) acquisition of new revenue equipment, and (2) the repayments of obligation under capital leases for revenue equipment during the reporting period. We had adjusted capital expenditures of $826,207, $298,453 and $1,136,273 for the years ended December 31, 2022, 2021 and 2020, respectively. We intend to fund our future adjusted capital expenditures with our existing cash balance and other financing alternatives. We will continue to make adjusted capital expenditures to support the growth of our business.

The table below shows the reconciliation of capital expenditures and adjusted capital expenditures for the years ended December 31, 2022, 2021, and 2020.

	For the years ended December 31,
	2022	2021	2020
Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$297,221	$199,481	$156,029
Capital expenditures	$297,221	$199,481	$156,029
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$528,986	$98,972	$980,244
Adjusted capital expenditures	$826,207	$298,453	$1,136,273

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applies for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case had been concluded and the Company had paid out the claimed amount of compensation.

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

5.F. Tabular Disclosure of Contractual Obligations

As of December 31, 2022, the future minimum payments under certain of our contractual obligations were as follows:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Borrowings	$10,862,622	$10,609,270	$253,352	$77,464	$-
Capital Lease Obligations	1,915,730	757,088	1,081,178	-	-
Operating Lease Obligations	298,924	298,924	-	77,464	-
Total	$13,077,276	$11,665,281	$1,334,530	$77,464	$-

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

Name	Age	Position with our company
Jinlong Yang	46	Chairman of the Board of Directors and Chief Executive Officer
Zhuo Wang	35	Director
Jingwei Zhang	34	Chief Financial Officer
Mikael Charette	43	Independent Director
Yuzhou Wang	43	Independent Director
To Wai Suen	49	Independent Director

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

Yuzhou Wang has served as our independent director since August 2022. Mr. Wang, has over 19 years’ experience in finance and accounting. From September 2020 to current, Mr. Wang has served as the VP of the international financial department of Nanjing Xinjiekou Department Store Co., Ltd., d/b/a Cenbest, or Nanjing Cenbest Co. Ltd. (600682). From January 2019 to August 2020, Mr. Wang served as the CEO of Shanghai Yisheng Financial Consulting Ltd. From July 2014 to December 2018, Mr. Wang served as the VP of financial department of Nanjing Sanpower Group. From November 2010 to August 2014, Mr. Wang served as the VP of financial department of Zhengxing Wheel Group Co., Ltd. (NYSE: ZX). From September 2005 to October 2010, Mr. Wang served as an audit manager of Shanghai Deloitte Huayong Certified Public Accountants Co., Ltd.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of $106,458 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2022, we had no outstanding equity awards.

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

Our Board of Directors currently consists of five members. Currently, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Ms. Wang, Mr. Charette, and Mr. Suen are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Audit Committee

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Audit Committee. Mr. Suen serves as the chair of the Audit Committee. Each of our Audit Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Suen possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Compensation Committee. Mr. Charette serves as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Corporate Governance and Nominating Committee

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Nominating and Corporate Governance Committee. Mr. Charette serves as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. In addition, occasionally our board of directors may form sub-committees for certain matters on an ad hoc basis, such as a pricing committee, with advisory powers only, operating under a framework and guidelines as outlined and defined in advance by our board of directors.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Alpha Global (BVI) Limited(3)	5,400,000	23.5%
Excelsior Investment Limited(4)	1,260,000	5.5%
Exquisite Elite Limited (5)	2,250,000	9.8%
Stonewdd Global (BVI) Limited(8)	2,110,333	9.2%
GYX GLOBAL LIMITED(9)	3,376,750	14.7%
Executive Officers and Directors
Jinlong Yang(6)	5,400,000	23.5%
Jingwei Zhang	-	-
Zhuo Wang (7)	2,250,000	9.8%
Mikael Charette	-	-
Yuzhou Wang	-	-
To Wai Suen	-	-
All directors and executive officers as a group (6 individuals)	7,650,000	33.3%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

(2)	Applicable percentage of ownership is based on 22,960,277 ordinary shares outstanding as of the date of this annual report.

(3)	Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director of Alpha Global (BVI) Limited, a limited company formed under the laws of the British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited. The address of Alpha Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Gui Ling Guo, a director and Vice Chair of the board of directors of MingZhu and mother of Zhuo Wang, our director, is the sole shareholder and director of Excelsior Investment Limited, a limited company incorporated under the laws of Hong Kong, and holds the voting and dispositive power over the ordinary shares held by Excelsior Investment Limited. The address of Excelsior Investment Limited is FLAT/RM 6 8/F, K Wah Centre, 191 Java Road North Point, Hong Kong.

(5)	Zhuo Wang, our director, is a director and holder of 86% of the outstanding shares of Exquisite Elite Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited. The address of Exquisite Elite Limited is Vistra Corporation Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Consists of 5,400,000 ordinary shares directly held by Alpha Global (BVI) Limited, of which Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director. Mr. Yang holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited.

(7)	Consists of 2,250,000 ordinary shares directly held by Exquisite Elite Limited, of which Zhuo Wang, our director, is a director and holder of 86% of its outstanding shares. Mr. Wang holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited.

(8)	Dongdong Wang, manager of Cheyi Network, is the sole shareholder and director of Stonewdd Global (BVI) Limited, a limited company incorporated under the laws of British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Stonewdd Global (BVI) Limited. The address of Stonewdd Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	Xiangyin Guo, manager of Zhisheng, is the sole shareholder and director of GYX GLOBAL LIMITED, a limited company incorporated under the laws of British Virgin Islands, and holds the voting and dispositive power over the ordinary shares held by GYX GLOBAL LIMITED. The address of GYX GLOBAL LIMITED Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Related Party Balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2022	December 31, 2021
Mr. Dongdong Wang	Shareholder	Lending with no interests	$877,598	$-
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	54,882	-
Mr. Hui Wang	Senior employee	Advances for operational purpose	32,839	-
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	709,694	705,280
Mr. Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,002,332	-
			$2,677,345	$705,280

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2022	December 31, 2021
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose	75,180	81,375
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	198,490	198,490
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	75,021	-
Lihui Wang		Advances for operational purpose	1,552,720	-
Xiangyin Guo		Advances for operational purpose	4,405,945	-
			$6,108,866	$294,344

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2022 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2022
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	The Industrial Bank Co., Ltd.(3)	From May 9, 2022 to May 9, 2023	$347,967	$347,967
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Bank of China(6)	From May 16, 2022 to May 16, 2023	4,059,618	3,340,486
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank(4)	From November 23, 2022 to November 22, 2023	2,174,796	2,087,804
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank(5)	From April 28, 2022 to April 28, 2023	420,460	420,460
Guarantee by Mr. Dongdong Wang and his Spouse	Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	289,973	289,973
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 18, 2022 to May 17, 2023	376,965	376,965
Guarantee by Mr. Lihui Wang	Bank of China(6)	From January 3, 2022 to January 3, 2023	289,973	289,973
Guarantee by Mr. Lihui Wang	Bank of China(6)	From September 2022 to September 2023	1,159,891	1,159,891
			$10,285,333	$8,313,519

The collateral and guarantee made by related parties to the Company as of December 31, 2021 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2021
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From November 11, 2021 to November 5, 2022	$156,922	$156,922
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 23, 2021 to September 22, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 16, 2021 to September 15, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From July 14, 2021 to January 13, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From June 29, 2021 to January 13, 2022	784,609	784,609
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co.,Ltd	From November 11, 2021 to November 19, 2022	470,765	470,765
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	470,765	376,612
Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	2,353,827	2,259,674
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	3,923,046	3,295,359
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	$470,765	$448,348
			$8,866,082	$8,027,672

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

10.C. Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof other than agreements entered into in our ordinary course of business:

Agreements with Everbright Bank

On November 2022, the Company rolled over into a comprehensive credit agreement with Everbright Bank pursuant to which the Company may borrow up to RMB15 million (approximately $2,174,796).

On November 23, 2022, MingZhu entered into an enterprise loan agreement with Everbright Bank for a working capital loan for the drawdown of RMB15 million (approximately $2,174,796) for one (1) year at an annual interest rate of 5.0% with a maturity date of November 22, 2023. Pursuant to the loan agreement, the loan is guaranteed by Jinlong Yang, our chairman and Chief Executive Officer, Guizhi Yang, Jinlong Yang’s sister, and Shenzhen Mingzhu Logistics Co., Ltd., a company wholly owned by Jinlong Yang, each of whom has entered into separate pledge and guarantee agreements with Everbright Bank.

 Agreements with Bank of China

On May 2022, the Company rolled over into a comprehensive credit agreement with Everbright Bank pursuant to which the Company may borrow up to RMB28 million (approximately $4,059,618).

On May 16, 2022, MingZhu entered into an enterprise loan agreement with Everbright Bank for a working capital loan for the drawdown of RMB28 million (approximately $4,059,618) for one (1) year at an annual interest rate of 4.5% with a maturity date of May 16, 2023. Pursuant to the loan agreement, the loan is guaranteed by Jinlong Yang, our chairman and Chief Executive Officer, Guizhi Yang, Jinlong Yang’s sister, and Shenzhen Mingzhu Logistics Co., Ltd., a company wholly owned by Jinlong Yang, each of whom has entered into separate pledge and guarantee agreements with Everbright Bank.

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

Share Purchase Agreement with Feipeng BVI

On December 21, 2022, we entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI. , pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

Under terms of the share purchase agreement, we agreed to pay $14,540,436 in exchange for 100% equity of Feipeng BVI. Of the total consideration to be paid, $9,550,000 was paid in the form of cash, and $1,000,000 in cash upon closing. In addition, Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

On December 21, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Feipeng BVI, and we paid $9,550,000 in cash to the sellers.

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

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. We are exposed to fixed interest rate risk principally from equipment notes and mortgages. As of December 31, 2022, we had bank borrowings totaling $10,862,622 comprised of $10,862,622 variable rate borrowings and $nil fixed rate borrowings. As of December 31, 2021, we had bank borrowings totaling $8,866,082 comprised of $8,866,082 variable rate borrowings and $nil fixed rate borrowings. Accordingly, holding other variables constant (including borrowing levels), the Group’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2022, 2021 and 2020 would decrease/increase by approximately $90,000, $18,000 and $18,000, respectively. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

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

On December 21, 2022, we acquired 100% shares outstanding of the Feipeng BVI, and we paid $9,550,000 to the sellers.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Audit Committee. Mr. Suen serves as the chair of the Audit Committee. Each of our Audit Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Suen possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

	For the Fiscal Years Ended
	December 31,
	2022	2021
Audit Fees	$140,000	$113,000
Audit-Related Fees	30,000	-
Tax Fees	-	-
All Other Fees	-	-
Total	$170,000	$113,000

Audit fees represent the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. We dismissed Friedman LLP on May 17, 2021 and we had appointed Audit Alliance LLP as successor auditor of the Company on May 17, 2021 and for the fiscal years ended December 31, 2021 and 2022.

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

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-43.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1**	List of Subsidiaries of the Registrant
10.1*	Share Purchase Agreement, dated as of March 14, 2022, by and among Mingzhu Logistic Holdings Limited, YINHUA (BVI) LIMITED and sellers named therein filed as Exhibit 10.1 to the Form 6-K filed with the SEC on March 18, 2022.
10.2*	Lock-up Agreement dated March 14, 2022 filed as Exhibit 10.2 to the Form 6-K filed with SEC on March 18, 2022.
10.3*	Non-Competition and Non-Solicitation Agreement dated March 14, 2022 filed as Exhibit 10.3 to the Form 6-K filed with SEC on March 18, 2022.
10.4*	Share Purchase Agreement, dated as of December 21, 2022, by and among Mingzhu Logistic Holdings Limited, Feipeng Global Limited, and sellers named therein, filed as Exhibit 10.1 to the Form 6-K filed with SEC on December 23, 2022.
10.5*	Non-Competition and Non-Solicitation Agreement dated December 21, 2022, filed as Exhibit 10.2 to the Form 6-K filed with SEC on December 23, 2022.

Exhibit No.	Description of document
10.6**	Master Exclusive Service Agreement, dated December 20, 2022, by and between Xinjiang Feipeng Logistics Co., Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd.
10.7**	Business Cooperation Agreement, dated December 20, 2022, by and among Xinjiang Feipeng Logistics Co., Ltd., shareholders of Xinjiang Feipeng Logistics Co., Ltd., Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. and Shareholders named therein.
10.8**	Equity Interest Pledge Agreement, dated December 20, 2022, by and between Xinjiang Feipeng Logistics Co., Ltd., Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. and Pledgors named therein.
10.9**	Exclusive Option Agreement, dated December 20, 2022, by and among Xinjiang Feipeng Logistics Co., Ltd., shareholders of Xinjiang Feipeng Logistics Co., Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd.
10.10**	Proxy Agreement, dated December 20, 2022, by and among Xinjiang Feipeng Logistics Co., Ltd., shareholders of Xinjiang Feipeng Logistics Co., Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd.
10.11**	Letter of Confirmation and Undertaking, dated December 20, 2022, by shareholders of Xinjiang Feipeng Logistics Co., Ltd.
10.12**	Master Exclusive Service Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.13**	Business Cooperation Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.14**	Equity Interest Pledge Agreement, dated January 22, 2022, by and between Hainan Zhisheng Automobile Services Co., Ltd., Zhejiang Caiyunlian Technology Co., Ltd, and Pledgors named therein.
10.15**	Exclusive Option Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.16**	Proxy Agreement, dated January 22, 2022, by and among Hainan Zhisheng Automobile Services Co., Ltd., shareholders of Hainan Zhisheng Automobile Services Co., Ltd. and Zhejiang Caiyunlian Technology Co., Ltd.
10.17**	Letter of Confirmation and Undertaking, dated January 22, 2022, by shareholders of Hainan Zhisheng Automobile Services Co., Ltd.
10.18**	Consent Letter, dated January 22, 2022, by spouse of shareholder of Hainan Zhisheng Automobile Services Co., Ltd.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed herewith.
***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: May 16, 2023

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AUDIT ALLIANCE LLP®
A Top 18 Audit Firm
10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B	GST Reg No: M90367663E	Tel: (65) 6227 5428
Website: www.allianceaudit.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MingZhu Logistics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MingZhu Logistics Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of (loss) income and comprehensive (loss) income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

May 16, 2023

PCAOB ID Number 3481

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022	As of December 31, 2021
	USD	USD
		Restatement
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,687,311	$5,752,117
Accounts receivable, net	19,127,321	3,650,005
Prepayments	7,339,861	5,473,938
Other receivables	2,795,843	1,540,044
Loans receivable	28,622,704	22,487,767
Amount due from related parties	2,677,345	705,280
Total current assets	66,250,385	39,609,151

NON-CURRENT ASSET
Property and equipment, net	9,073,698	12,224,582
Deferred tax assets	238,237	35,491
Deposits	2,657,126	10,327,872
Goodwill	33,237,409	14,157,570
Total non-current asset	45,206,470	36,745,515
Total assets	$111,456,855	$76,354,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$10,022,335	$7,579,324
Accounts and notes payable	10,134,535	1,344,532
Other payables and accrued liabilities	29,054,674	19,269,124
Amount due to related parties	6,108,866	294,344
Tax payable	5,278,436	3,133,294
Current maturities of long-term bank borrowings	586,935	269,009
Current portion of capital lease and financing obligations	757,088	2,267,248
Current maturities of loans from other financial institutions	-	144,126
Total current liabilities	61,942,869	34,301,001

NON-CURRENT LIABILITIES
Long-term bank borrowings	253,352	179,339
Long-term portion of capital lease and financing obligations	1,158,642	200,712
Total non-current liabilities	1,411,994	380,051
Total liabilities	63,354,863	34,681,052

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 22,960,277 and 19,134,277 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	22,960	19,134
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,734,546	35,796,751
Statutory reserves	1,036,841	916,148
Retained earnings	7,704,538	5,929,043
Accumulated other comprehensive loss	(1,549,807)	(140,376)
Total shareholders’ equity	48,101,992	41,673,614
Total liabilities and shareholders’ equity	$111,456,855	$76,354,666

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2022	2021	2020
	USD	USD	USD
REVENUES	$114,073,803	$17,358,914	$18,793,951

COSTS AND EXPENSES
Costs of revenues	104,766,355	15,428,131	16,010,644
General and administrative expenses	5,646,443	2,050,954	1,321,412
Sales and marketing expenses	784,653	367,633	50,083
Total costs and expenses	111,197,451	17,846,718	17,382,139

INCOME (LOSS) FROM OPERATIONS	2,876,352	(487,804)	1,411,812

OTHER (EXPENSES) INCOME
Interest expenses	(1,430,978)	(396,188)	(374,048)
Other expenses	(927,568)	(360,032)	(65,828)
Other income	1,908,424	441,025	176,802
Total other expenses, net	(450,122)	(315,195)	(263,074)

INCOME (LOSS) BEFORE INCOME TAXES	2,426,230	(802,999)	1,148,738

PROVISION FOR INCOME TAXES	530,042	135,414	366,442

NET INCOME (LOSS)	1,896,188	(938,413)	782,296

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,409,431)	(640,974)	752,828
COMPREHENSIVE INCOME (LOSS)	$486,757	$(1,579,387)	$1,535,124

Weighted average shares used in computation:
Basic*	21,429,877	19,035,038	9,629,783
Diluted*	20,885,442	15,237,432	9,633,993

EARNINGS PER SHARE - BASIC*	$0.09	$(0.05)	$0.08
EARNINGS PER SHARE - DILUTED*	$0.09	$(0.06)	$0.08

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares*	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$760,475	$6,240,833	$(252,230)	$10,026,630
Issuance of shares through initial public offering	3,354,040	3,354	-	10,955,449	-	-	-	10,958,803
Capitalization of listing expenses	-	-	-	(1,246,267)	-	-	-	(1,246,267)
Net income for the year	-	-	-	-	-	782,296	-	782,296
Foreign currency translation adjustment	-	-	-	-	-	-	752,828	752,828
Appropriation to statutory reserves	-	-	-	-	117,411	(117,411)	-	-

BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290
Issuance of shares	6,780,237	6,780	-	21,971,931	-	-	-	21,978,711
Net (loss) for the year	-	-	-	-	-	(938,413)	-	(938,413)
Foreign currency translation adjustment	-	-	-	-	-	-	(640,974)	(640,974)
Appropriation to statutory reserves	-	-	-	-	38,262	(38,262)	-	-

BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$35,796,751	$916,148	$5,929,043	$(140,376)	$41,673,614

Net income for the year	-	-	-	-	-	1,896,188	-	1,896,188
Foreign currency translation adjustment	-	-	-	-	-	-	(1,409,431)	(1,409,431)
Appropriation to statutory reserves	-	-	-	-	120,693	(120,693)	-	-
Issuance of shares for acquisition	3,826,000	3,826	-	5,937,795	-	-	-	5,941,621

BALANCE, December 31, 2022	22,960,277	$22,960	$(847,086)	$41,734,546	$1,036,841	$7,704,538	$(1,549,807)	$48,101,992

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2021	2020
	USD	USD	USD
			Reclassification
Cash flows from operating activities:
Net income (loss)	$1,896,188	$(938,413)	$782,296
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Loss (Gain) on disposals of equipment	679,635	(25,070)	(17,761)
Provision for doubtful accounts	804,613	140,204	82,647
Written-off of allowance for doubtful accounts	-	136,602	-
Amortization of deferred financing fees	223,904	55,640	124,401
Depreciation for property and equipment	3,844,159	1,438,310	1,519,415
Deferred income tax (benefit) expenses	(202,746)	(2,832)	(10,381)
Changes in operating assets and liabilities
Accounts receivable	(3,257,814)	1,633,476	5,842,238
Prepayments	4,678,337	(3,838,690)	644,525
Other receivables	7,531,718	3,444,875	466,187
Loans receivable	(16,621,319)	(11,070,827)	(10,653,588)
Deposits	(1,313,871)	(9,470,731)	(189,430)
Accounts and notes payable	4,207,620	(874,843)	(240,887)
Other payables and accrued liabilities	(7,766,999)	(2,989,501)	412,064
Tax payables	1,342,620	(1,422,362)	348,065
Net cash used in operating activities	(3,953,955)	(23,784,162)	(890,209)

Cash flows from investing activities:
Purchases of equipment	(12,243)	(199,481)	(156,029)
Proceeds from disposal of equipment	24,906	-	-
Cash from acquisition of subsidiary	2,714,240	1,477,065	-
Net cash provided by (used in) by investing activities	2,726,903	1,277,584	(156,029)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	21,212,202	6,665,840	6,604,675
Repayment of short-term bank borrowings	(18,631,203)	(7,433,187)	(3,041,105)
Proceeds from long-term bank borrowings	444,345	465,059	-
Repayment of long-term bank borrowings	(92,594)	(22,146)	(1,129,747)
Repayments of loans from other financial institutions	(136,492)	(300,279)	(274,929)
Repayments of obligations under capital leases	(597,533)	(98,972)	(980,244)
Amounts advanced from related parties	1,258,130)	6,787,477	10,238,023
Repayments to related parties	(2,663,598)	(7,864,254)	(10,062,100)
Proceeds from initial public offering	-	-	10,958,803
Proceeds from private placement	-	18,465,009	-
Net cash provided by financing activities	793,257	16,664,547	12,313,376

Effect of exchange rate change on cash	368,989	(11,477)	114,980

Net increase (decrease) in cash, cash equivalents and restricted cash	(64,806)	(5,853,508)	11,382,118
Cash, cash equivalents and restricted cash at beginning of the year	5,752,117	11,605,625	223,507
Cash, cash equivalents and restricted cash at end of the year	$5,687,311	$5,752,117	$11,605,625

Supplemental disclosure of cash flow information:
Interest paid	$456,127	$396,187	$310,675
Income tax paid	$249,732	$1,435,366	$108,207

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$-	$102,054	$44,628
Uncollected receivable from disposal of revenue equipment	$-	$175,215	$73,817

Reconciliation to amounts on consolidated balance sheets:
Cash	$5,624,695	$5,673,656	$2,105,625
Cash equivalents	62,616	78,461	-
Restricted cash	-	-	9,500,000
Total cash	$5,687,311	$5,752,117	$11,605,625

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

MingZhu Logistics Holdings Limited (“MingZhu Cayman”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company are engaged in various businesses through our subsidiaries and controlled entities in China.

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

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts and notes payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	14,157,570
Total purchase price for acquisition net of $1,477,065 of cash	$21,993,647

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

On December 21, 2022, the Company entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

On December 21, 2022, the Company entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

On December 21, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Feipeng BVI, and we paid $9,550,000 in cash to the sellers.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$3,746,298
Prepayments	550,944
Other receivables	246,748
Equipment, net	123,446
Deposits	610,393
Accounts payable	(1,546,037)
Short-term bank borrowings	(1,884,823)
Others payable and accrued liabilities	(1,383,077)
Amount due to related parties	(1,552,719)
Tax payable	(21,589)
Total identifiable net liabilities	(1,110,416)
Goodwill	13,715,130
Total purchase price for acquisition net of $1,935,722 of cash	$12,604,714

The Company has included the operating results of Feipeng BVI in its consolidated financial statements since the Acquisition Date. $nil in net sales and $nil in net income of Feipeng BVI were included in the consolidated financial statements for the years ended December 31, 2022.

As of December 31, 2022, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 22,960,277.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% directly owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% directly owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Ningbo Cheyi” or Cheyi WFOE)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% directly owned by Cheyi HK

Zhejiang Cheyi Network Technology Co., Ltd. (“Cheyi Network”)	● ● ●	A PRC limited liability company Incorporated on December 10, 2015 An integrated online car-hailing and driver management services company	100% owned by Ningbo Cheyi via contractual arrangements

Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

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

The functional currency of entities incorporated in Cayman and BVI is U.S. dollar. The functional currency of entities incorporated in Hong Kong is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC uses the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting the financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 6.8972, 6.3726 and 6.5250 as of December 31, 2022, 2021 and 2020, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 6.7290, 6.4508 and 6.9042 for the years ended December 31, 2022, 2021 and 2020, respectively.

For the purpose of presenting the financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8015, 7.7996 and 7.7894 as of December 31, 2022, 2021 and 2020, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8306, 7.7727 and 7.8351 for the years ended December 31, 2022, 2021 and 2020, respectively.

Cash and cash equivalents

Cash comprises of cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2022 and 2021, cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

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

As of December 31, 2022 and 2021, there were restricted cash balance of $nil and $nil, respectively.

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

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings and improvements	10 years
Computer and office equipment	3-5 years
Revenue equipment– trucking*	5 years
Revenue equipment – car-hailing and driver management services **	6 years

*	Revenue equipment – trucking are trucks and trailers only used for providing trucking services.
**	Revenue equipment –car-hailing and driver management services are passenger cars only used for providing car-hailing and driver management services.

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

We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheets, as of December 31, 2022 and 2021, $757,088 and $2,267,248 was recorded to “Current portion of capital lease and financing obligations”, respectively; $1,158,642 and $200,712 was recorded to “Long-term portion of capital lease and financing obligations”, respectively.

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

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022, 2021 and 2020, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value at December 31, 2022 and 2021, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

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

Revenue Recognition

For the year ended December 31, 2022, revenues are mainly generated from provision of trucking services, car-hailing and driver management services and car owner services. All revenues are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Revenues under ASC 606

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

We utilize independent contractors in the performance of certain services. While various ownership arrangements may exist for the equipment utilized to perform these services, revenue is generated from the same base of customers. We evaluate whether our performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Our evaluation determined that we are in control of establishing the transaction price, managing all aspects of the services process and taking the risk of failure of provision of services. Based on our evaluation of the control model, we determined that all of our major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

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

The Company’s performance obligations represent the transaction price allocated to future reporting periods for services started but not completed at the reporting date. This includes the unbilled amounts and accrued costs for services provision in transit.

Disaggregated information of revenues by types are as follows:

	2022	2021	2020
Trucking services	$36,461,921	$17,358,914	$18,793,951
Car-hailing and driver management services	50,558,733	-	-
Car owner services	27,053,149	-	-
Total revenues	$114,073,803	$17,358,914	$18,793,951

The revenue derived from car owner services are primarily provided by the Yinhua and its subsidiaries, which is acquired by the Company on March 14, 2022. In accordance with the ASC-805, the Company only is able to account the revenue generated by Yinhua and its subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Yinhua and its subsidiaries with reasonable estimates.

On December 21, 2022, the Company acquired Feipeng BVI and its subsidiaries which provide regional trucking services. The revenue generated by Feipeng BVI and its subsidiaries for the year ended December 31, 2022 is immaterial and hence no revenue is accounted in the consolidated financial statements for the year ended December 31, 2022.

Transportation costs

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Costs of car-hailing and driver management services

The costs of car-hailing and driver management services mainly include depreciation expenses, repair and maintenance expenses, labor wages and insurance expenses.

Costs of car owner services

The costs of car owner services mainly include technical services expenses and subcontractor fees.

Sales and marketing expenses

Sales and marketing expenses primarily include advertising costs. Advertising costs are expensed as incurred and amounted to $784,653, $367,633 and $50,083 for the years ended December 31, 2022, 2021 and 2020, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $847,666, $31,145 and $29,100 for the years ended December 31, 2022, 2021 and 2020, respectively.

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, car-hailing and driver management services and car owner services are generally subject to VAT at the rate of 9%, 6% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, the diluted EPS was 0.09, -0.06 and 0.08, respectively.

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

Segment Reporting

Before the completion of acquisition of Cheyi BVI, Yinhua and Feipeng BVI

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

After the completion of acquisition of Cheyi BVI, Yinhua and Feipeng BVI

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance of the trucking business, car-hailing and driver management services business and car owner services business separately and therefore, the Company has three reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

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

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, cash equivalents and restricted cash. As of December 31, 2022, and 2021, substantially most of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

For the year ended December 31, 2022, one customer accounted for 15.6% of the Company’s total revenues. For the year ended December 31, 2021, two customers accounted for 23.0% and 13.7% of the Company’s total revenues. For the year ended December 31, 2020, two customers accounted for 48.6% and 17.2% of the Company’s total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, two customers accounted for 15.2% and 10.4% of the total balance of accounts receivable. As of December 31, 2021, three customers accounted for 24.2%, 16.2% and 11.7% of the total balance of accounts receivable. No other customer accounts for more than 10% of the Company’s accounts receivable as of December 31, 2022 and 2021, respectively.

(d)	Vendor concentration risk

For the year ended December 31, 2022, one vendor accounted for 11.1% of the Company’s total costs. For the year ended December 31, 2021, three subcontractors accounted for 33.4%, 18.8% and 10.3% of the Company’s total subcontracting costs. For the year ended December 31, 2020, three subcontractors accounted for 39.6%, 26.1% and 17.6%. No other subcontractor accounts for more than 10% of the Company’s total subcontracting costs for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, one vendor accounted for 18.6% of the total balance of accounts and notes payable. As of December 31, 2021, one subcontractor accounted for 18.4% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of the Company’s accounts and notes payable as of December 31, 2022 and 2021, respectively.

Goodwill impairment

The Company performs impairment tests on goodwill on an annual basis in accordance with US GAAP, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. A goodwill impairment loss is recognized when the carrying amount of the reporting unit is greater than its fair value. The goodwill impairment loss is calculated as the excess of the carrying amount of the goodwill over its implied fair value. During the year ended December 31, 2022 there was no goodwill impairment identified.

Goodwill arising from the acquisition of Cheyi BVI, Yinhua and Feipeng BVI. As Feipeng BVI was acquired in December, 2022, the goodwill arising from acquisition of Feipeng BVI was not assessed for impairment test. During the year ended December 31, 2022, no indicator of impairment was identified with respect to the Cheyi BVI and Yinhua, which was acquired in December 2021 and March 2022, after the management adjusted the projected results of Cheyi BVI and Yinhua due to the impact of the COVID-19 pandemic.

Note 4 – Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31, 2022	December 31, 2021
Cash on hand	$62,616	$51,053
Cash at bank	5,624,695	5,622,603
Fixed deposits	-	78,461
Cash and cash equivalents	$5,687,311	$5,752,117

On June 11, 2021, the Company deposited $78,461 (RMB 500,000) in a bank at an annual interest rate of 1.95% with a maturity date of June 11, 2022.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$20,073,082	$3,802,773
Allowance for doubtful accounts	(945,761)	(152,768)
Total accounts receivable, net	$19,127,321	$3,650,005

Movements of allowance for doubtful accounts are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$152,768	$217,676	$122,056
Provision	804,613	140,204	82,647
Write off	-	(136,602)	-
Exchange rate effect	(11,620)	(68,510)	(12,973)
Ending balance	$945,761	$152,768	$217,676

Note 6 – Prepayments

Prepayments consist of the following:

	December 31, 2022	December 31, 2021
Prepayments
Prepayment - subcontracting	$1,569,781	$4,420,242
Prepayment - fuel	212,047	277,666
Prepayment - insurance	92,630	102,188
Prepayment - parts and others	54,544	183,999
Prepayment - salaries	306,192	436,847
Prepayment - legal	222,556	52,996
Prepayment - telecommunication services expenses	544,306	-
Prepayment - car services	4,279,810	-
Prepayment - vehicles	57,995	-
Total prepayments	$7,339,861	$5,473,938

Note 7 – Other receivables

Other receivables consist of the following:

	December 31, 2022	December 31, 2021

Other receivables
Other receivables, disposal of revenue equipment	$-	$169,095
Others*	88,069	67,614
Vehicle rental in advance	1,111,290	427,716
Pay on behalf of third parties	1,388,820	875,619
Government grant	207,664	-
Total other receivables	$2,795,843	$1,540,044

Others primarily involve the employee’s statutory social insurance.

Note 8 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of December 31, 2022 and 2021, the outstanding balance of such interest-free advances were $28,622,704 and $22,487,767, respectively.

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2021
Property and equipment
Buildings and improvements	$1,097,647	$1,188,006
Computer and office equipment	117,390	446,033
Revenue equipment – trucking	9,833,295	16,107,826
Revenue equipment – car-hailing and driver management services	16,732,808	9,980,931
Subtotal	27,781,140	27,722,796
Less: accumulated depreciation	(18,707,442)	(15,498,214)
Property and equipment, net	$9,073,698	$12,224,582

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 was $3,844,159, $1,438,310 and $1,521,234, respectively. For the year ended December 31, 2022, the Company disposed revenue equipment with cost of $2,640,705 and accumulated depreciation of $1,420,491 for proceeds of $540,579 resulting in disposal loss of $679,635. For the year ended December 31, 2021, the Company disposed revenue equipment with cost of $1,047,024 and accumulated depreciation of $896,879 for proceeds of $175,215 resulting in disposal gain of $25,070.

Revenue equipment under capital leases

The Company leased its revenue equipment from third parties with terms of approximately 24 to 36 months and account for as a capital lease. As of December 31, 2022, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $2,141,219 and $81,035, respectively. As of December 31, 2021, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $10,232,895 and $10,232,895, respectively.

Note 10 – Deposits

As of December 31, 2022, deposits primarily include payments in total of $2,657,126 made in advance to landlord, suppliers and financial institutions. As of December 31, 2021, deposits primarily include payments in total of $10,327,872 made in advance to landlord, suppliers, financial institutions and a business alliance for operational purposes.

Note 11 – Goodwill

As of December 31, 2022, the balance of goodwill represented an amount of $14,157,570 that arose from acquisition of Cheyi BVI in 2021, $5,364,709 that arose from acquisition of Yinhua in March 2022 and $13,715,130 that arose from acquisition of Feipeng BVI in December 2022.

A reconciliation of changes in the Company’s goodwill by reportable segment were as follows:

	Trucking services	Car-hailing and driver management services	Car owner services

Balance as at December 31, 2021	$-	$14,157,570	$-
Impairment	-	-	-
Arising from acquisition	13,715,130	-	5,364,709
Effects of exchange rate changes	-	-	-
Balance as at December 31, 2022	$13,715,130	$14,157,570	$5,364,709

Note 12 – Acquisition

Acquisition of Cheyi BVI

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

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts and notes payable	(803,784)
Others payable and accrued liabilities	(1,631,610)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	14,157,570
Total purchase price for acquisition net of $1,477,065 of cash	$21,993,647

The Company has included the operating results of Cheyi BVI in its consolidated financial statements since the Acquisition Date. The following table summarizes the revenue and net income generated by Cheyi BVI for the year ended December 31, 2022:

Revenue	$50,558,732
Net income	$1,954,516

Acquisition of Yinhua

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

The Company has included the operating results of Yinhua in its consolidated financial statements since the Acquisition Date. The following table summarizes the revenue and net income generated by Yinhua for the year ended December 31, 2022:

Revenue	$27,053,149
Net income	$533,006

Acquisition of Feipeng BVI

On December 21, 2022, the Company entered into a Share Purchase Agreement with Feipeng BVI which provides regional trucking services, and each of the shareholders of the Feipeng BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Feipeng BVI for approximately $14,540,436, of which US $9,550,000 will be paid in cash upon closing in form of cash. Feipeng BVI shall receive a certain number of shares valued at $4,990,436 if it achieves a targeted net income of US$2.4 million during the calendar year 2023.

On December 21, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Feipeng BVI, and we paid $9,550,000 in cash to the sellers.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net	$3,746,298
Prepayments	550,944
Other receivables	246,748
Equipment, net	123,446
Deposits	610,393
Accounts payable	(1,546,037)
Short-term bank borrowings	(1,884,823)
Others payable and accrued liabilities	(1,383,077)
Amount due to related parties	(1,552,719)
Tax payable	(21,589)
Total identifiable net liabilities	(1,110,416)
Goodwill	13,715,130
Total purchase price for acquisition net of $1,935,722 of cash	$12,604,714

The Company has included the operating results of Feipeng BVI in its consolidated financial statements since the Acquisition Date. $nil in net sales and $nil in net income of Feipeng BVI were included in the consolidated financial statements for the years ended December 31, 2022.

Note 13 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	December 31, 2021
Other payables and accrued liabilities
Rental deposits	$369,026	$220,416
Salary payables	230,283	157,970
Others	143,273	44,053
Receipt in advance	3,146,220	153,399
Payable under acquisition	22,835,923	16,710,032
Advance for operational purpose	916,332	286,820
Lending with no interests	1,413,617	1,220,176
Deposits for purchase of vehicles	-	476,258
Total other payables and accrued liabilities	$29,054,674	$19,269,124

Others primarily involve the rental expenses incurred.

Note 14 – Credit facilities

Short-term bank borrowings

Outstanding balances of short-term bank borrowings as of December 31, 2022 and 2021 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2022	December 31, 2021
The Industrial Bank Co., Ltd.	From May 9, 2022 to May 9, 2023	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	9-May-23	347,967	-
Bank of China	From May 16, 2022 to May 16, 2023	Weighted average rate of 4.5%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	16-May-23	3,340,486	-
China Everbright Bank	From November 23, 2022 to November 22, 2023	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	-	2,087,804	-
Guilin Bank	From April 28, 2022 to April 28, 2023	Weighted average rate of 8.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	28-Apr-23	420,460	-
Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	-	289,973	-
Zhejiang Tailong Commercial Bank Co., Ltd.	From November 18, 2022 to May 17, 2023	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	17-May-23	376,965	-
Haifa Baocheng Leasing Co., Ltd.	From September 2022 to September 2023	Weighted average rate of 8.0%	Guarantee by Zhisheng's accounts receivable	-	1,273,857	-
Bank of China	From January 3, 2022 to January 3, 2023	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	3-Jan-23	289,973	-
Bank of China	From September 2022 to September 2023	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	-	1,159,891	-
China Construction Bank	From June 4, 2022 to June 4, 2023	Weighted average rate of 3.8525%	None	-	434,959	-
Hangzhou United Rural Commercial Bank Co., Ltd.	From November 11, 2021 to November 5, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang and his Spouse	5-Nov-22	$-	$156,922
Hangzhou United Rural Commercial Bank Co., Ltd.	From September 23, 2021 to September 22, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	22-Sep-22	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd.	From September 16, 2021 to September 15, 2022	Weighted average rate of 5.8%	Guarantee by Mr. Dongdong Wang and his Spouse	15-Sep-22	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd.	From July 14, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	13-Jan-22	-	78,461
Hangzhou United Rural Commercial Bank Co., Ltd.	From June 29, 2021 to January 13, 2022	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	13-Jan-22	-	784,609
Zhejiang Tailong Commercial Bank Co., Ltd.	From November 11, 2021 to November 19, 2022	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	19-Nov-22	-	470,765
Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	7-May-22	-	376,612
China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	Weighted average rate of 6.0%	Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	20-Nov-22	-	2,259,674
Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	Weighted average rate of 5.7%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	9-May-22	-	3,295,359
					$10,022,335	$7,579,324

Long-term bank borrowings

Outstanding balances of long-term bank borrowings as of December 31, 2022 and 2021 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2022	December 31, 2021
WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	$343,174	$448,348
WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	Weighted average rate of 16.2%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	176,763	-
Kincheng Bank of Tianjin Co., Ltd.	From July 5, 2022 to July 5, 2024	Weighted average rate of 9.0%	-	-	154,652	-
WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	Weighted average rate of 16.2%	-	-	165,698	-
Less: current maturities					(253,352)	(269,009)
Non-current maturities					$586,935	$179,339

The maturities schedule of long-term bank borrowings is as follow:

	As of December 31, 2022	As of December 31, 2021
Payments due by period
Less than 1 year	$586,935	$269,009
1-2 years	253,352	179,339
Total	$840,287	$448,348

Interest expenses incurred from long-term bank borrowings were and $45,130, $14,184 and $52,521 for the years ended December 31, 2022, 2021 and 2020, respectively.

Loans from other financial institutions

Outstanding balances of loans from other financial institutions, which mainly includes the loan from Chailease, as of December 31, 2022 and 2021 were $nil and 144,126, respectively. Loans were pledged by several revenue equipment with recorded cost of $nil and $1,125,173, carrying value of $nil and $79,903 and accumulated depreciation of $nil and $1,045,270 as of December 31, 2022 and 2021, respectively. The depreciation expenses of $nil, $74,185 and $101,741 and $126,595 was recorded for revenue equipment pledged under these loans for the year ended December 31, 2022, 2021 and 2020, respectively. The interest rate of this loan is 17.0% per annum, and the loan term was up to 36 months starting from December 2019. As of December 31, 2022 and 2021 the balance of long-term portion of loans from other financial institutions were $nil and $nil, respectively and the balance of short-term portion of loans from other financial institutions were $nil and $144,126, respectively. Interest expenses incurred from loans from other financial institutions for the year ended December 31, 2022, 2021 and 2020 were $nil, $47,229 and $85,930, respectively.

The outstanding balances and maturities schedule of loans from other financial institutions is as follow:

	As of December 31, 2022	As of December 31, 2021
Payments due by period
Less than 1 year	$-	$144,126
1-2 years	-	-
Total	$-	$144,126

Note 15 – Variable Interest Entity

Variable interest entities (“VIEs”) are entities in which equity investors lack the characteristics of a controlling financial interest.

Cheyi Network

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

The Company’s ability to conduct its car-hailing and driver management services business that specializes in car-hailing and driver management services s may be negatively affected if the PRC government was to carry out any aforementioned actions.

Zhisheng

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

The Company’s ability to conduct its car owner services business that specializes in car owner services may be negatively affected if the PRC government was to carry out any aforementioned actions.

Feipeng

The Feipeng BVI, which is acquired by the Company on December 21, 2022, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”) entered with Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”), and its shareholders, the control and benefits of Feipeng were accrued to us subject to the conditions that we have satisfied for consolidation of Feipeng under U.S. GAAP. Such conditions include that (i) we control Feipeng through power to govern the activities which most significantly impact Feipeng’s economic performance, (ii) we are contractually obligated to absorb losses of Feipeng that could potentially be significant to Feipeng, and (iii) we are entitled to receive benefits from Feipeng that could potentially be significant to Feipeng. We are regarded as the primary beneficiary of Feipeng, and Feipeng is treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Feipeng in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

The following is a summary of VIE Agreements by and among Feipeng, a subsidiary of Feipeng BVI, Feipeng WFOE and the shareholders of Feipeng BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated December 20, 2022, Feipeng WFOE has agreed to provide the following services (among others) to Feipeng:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Feipeng according to the need of business and capacity of the Feipeng WFOE.

This agreement was effective from December 20, 2022 and will continue to be effective unless it is terminated by written notice of Feipeng.

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, all parties agreed that without obtaining Feipeng WFOE ’s prior written consent, Feipeng shall not, and each of the Feipeng and shareholders of Feipeng shall cause each of Feipeng and its subsidiaries not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Feipeng shall and shareholders of Feipeng shall cause Feipeng and its subsidiaries to accept suggestions raised by Feipeng WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Feipeng and its subsidiaries and Feipeng and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Feipeng entered into an Equity Pledge Interest Agreement with Feipeng WFOE, dated December 20, 2022. Under such equity pledge agreement, each of the shareholders of Feipeng pledged its respective equity interest in Feipeng to Feipeng WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Feipeng without the prior written consent of Feipeng WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Feipeng WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, the shareholders of Feipeng granted Feipeng WFOE or its designee an option to purchase all or a portion of their respective equity interest in Feipeng for the RMB 1.

Each of shareholders of Feipeng agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Feipeng’s equity interest to Feipeng WFOE, if the shareholders obtain dividends, bonuses or residual property from Feipeng, the shareholders shall transfer all the income (after tax) to Feipeng WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Feipeng have been acquired by Feipeng WFOE or its designee, and upon the condition that Feipeng WFOE and its subsidiaries, branches can engage in the business of Feipeng legally.

Feipeng WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Feipeng and the shareholders of Feipeng at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Feipeng and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, each of the shareholders of Feipeng has agreed to irrevocably entrust Feipeng WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Feipeng.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Feipeng WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Feipeng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Feipeng confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Feipeng held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Feipeng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on December 20, 2022.

Consent Letter

Each spouse of shareholder of Feipeng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Feipeng confirm and agree that the equity interest in the Feipeng held by each shareholder of Feipeng is her or his individual property not the joint property, which each shareholder of Feipeng is entitled to dispose of on her or his own.

The Company’s ability to conduct its regional trucking services may be negatively affected if the PRC government was to carry out any aforementioned actions.

As a result, The Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are consolidation of the financial position, operation and cash flow of the Company’s subsidiaries, VIE and VIE’s subsidiaries. The Company has not provided any financial support to Cheyi Network, Zhisheng, Feipeng for the years ended as of December 31, 2022 and 2021.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIEs, the subsidiaries of the VIEs and the Company and its subsidiaries, are as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,936,430	1,477,065
Accounts receivable, net	17,625,183	216,572
Prepayments	5,687,920	575,913
Other receivables	2,776,885	1,350,331
Loans receivable	1,721,594	3,410,833
Amount due from related parties	877,598	-
Total current assets	32,625,610	7,030,714

NON-CURRENT ASSET
Property and equipment, net	7,737,384	9,980,931
Deferred tax assets	15,175	10
Deposits	2,345,084	595,149
Total non-current asset	10,097,643	10,576,090
Total assets	$42,723,253	$17,606,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$3,825,617	$1,647,679
Accounts and notes payable	6,509,409	803,784
Other payables and accrued liabilities	4,194,169	1,631,610
Amount due to related parties	5,958,665	-
Tax payable	4,174,642	1,859,485
Current portion of capital lease and financing obligations	704,504	-
Total current liabilities	25,367,006	5,942,558

NON-CURRENT LIABILITIES
Long-term portion of capital lease and financing obligations	1,158,642	2,351,104
Total non-current liabilities	1,158,642	2,351,104
Total liabilities	26,525,648	8,293,662

SHAREHOLDERS’ EQUITY
Ordinary shares	1,454,440	1,454,440
Additional paid-in capital	1,992,881	383,721
Statutory reserves	536,962	468,522
Other reserves	12,349,552	325,456
Retained earnings	-	6,236,232
Accumulated other comprehensive (loss) income	(136,230)	444,771
Total shareholders’ equity	16,197,605	9,313,142
Total liabilities and shareholders’ equity	$42,723,253	$17,606,804

	For the Years Ended December 31,
	2022	2021
Revenues	$77,611,882	$-
Net income	$2,487,522	$-

	For the Years Ended December 31,
	2022	2021
Net cash flows from operating activities	$(1,435,387)	$-
Net cash flows from investing activities	$778,705	$-
Net cash flows from financing activities	$779,811	$-

There are no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, except for the restricted assets disclosed in Note - 19. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs in normal course of business.

Note 16 – Leases

As of December 31, 2022, the Company has capital lease commitments for revenue equipment summarized for the following fiscal years:

	Minimum lease payments	Present value of minimum lease payments
12 months ending December 31,
2023	$865,348	$757,088
2024	774,057	670,952
2025	473,265	410,226
Thereafter	89,368	77,464
Total	2,202,038	1,915,730
Less: amount representing interest	(286,308)
Present value of minimum lease payments	$1,915,730	$1,915,730
Less: current maturities		(757,088)
Capital lease obligations, long-term		$1,158,642

The Company leases certain of its revenue equipment under capital lease agreements. The terms of the capital leases expire at various dates through December 2026. The Company has option to purchase the revenue equipment for a nominal amount at the end of the lease term.

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

The lease term of the Company’s capital lease obligations ranged from two to four years. Interest rates underlying the capital lease obligations ranged from 5.0% to 6.0%, 4% to 11.8% per annum and 3.4% to 17.0% per annum for the years ended December 31, 2022, 2021 and 2020, respectively. Interest expenses incurred from capital lease were $223,904, $8,411 and $41,110 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company’s capital lease obligations are secured by the lessor’s title to the leased assets.

The total future minimum lease payments under the non-cancellable operating lease with respect to the offices December 31, 2022 are payable as follows:

12 months ending December 31,
2023	298,924
2024	-
Future minimum operating lease payments	$298,924

The total future minimum lease payments under the non-cancellable operating lease with respect to the office December 31, 2021 are payable as follows:

12 months ending December 31,
2022	112,387
2023	99,899
Future minimum operating lease payments	$212,286

Rental expense of the Company for the years ended December 31, 2022, 2021 and 2020 were $306,396, $111,024 and $103,733, respectively.

Note 17 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2022	December 31, 2021
Mr. Dongdong Wang	Shareholder	Lending with no interests	$877,598	$-
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	54,882	-
Mr. Hui Wang	Senior employee	Advances for operational purpose	32,839	-
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	709,694	705,280
Mr. Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,002,332	-
			$2,677,345	$705,280

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2022	December 31, 2021
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose	75,180	81,375
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	-	14,479
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	-	198,490
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	75,021	-
Lihui Wang		Advances for operational purpose	1,552,720	-
Xiangyin Guo		Advances for operational purpose	4,405,945	-
			$6,108,866	$294,344

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2022 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2022
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	The Industrial Bank Co., Ltd.(3)	From May 9, 2022 to May 9, 2023	$347,967	$347,967
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Bank of China(6)	From May 16, 2022 to May 16, 2023	4,059,618	3,340,486
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank(4)	From November 23, 2022 to November 22, 2023	2,174,796	2,087,804
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank(5)	From April 28, 2022 to April 28, 2023	420,460	420,460
Guarantee by Mr. Dongdong Wang and his Spouse	Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	289,973	289,973
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 18, 2022 to May 17, 2023	376,965	376,965
Guarantee by Mr. Lihui Wang	Bank of China(6)	From January 3, 2022 to January 3, 2023	289,973	289,973
Guarantee by Mr. Lihui Wang	Bank of China(6)	From September 2022 to September 2023	1,159,891	1,159,891
			$10,285,333	$8,313,519

The collateral and guarantee made by related parties to the Company as of December 31, 2021 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2021
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From November 11, 2021 to November 5, 2022	$156,922	$156,922
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 23, 2021 to September 22, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From September 16, 2021 to September 15, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From July 14, 2021 to January 13, 2022	78,461	78,461
Guarantee by Mr. Dongdong Wang and his Spouse	Hangzhou United Rural Commercial Bank Co.,Ltd.	From June 29, 2021 to January 13, 2022	784,609	784,609
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co.,Ltd	From November 11, 2021 to November 19, 2022	470,765	470,765
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Industrial Bank Co., Ltd.	From April 28, 2021 to May 7, 2022	470,765	376,612
Pledge by properties owned by Mr. Jinlong Yang and properties owned by family members of Mr. Jinlong Yang	China Everbright Bank Co., Ltd.	From November 12, 2021 to November 20, 2022	2,353,827	2,259,674
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	Bank of Communications Co., Ltd.	From April 29, 2021 to May 9, 2022	3,923,046	3,295,359
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	$470,765	$448,348
			$8,866,082	$8,027,672

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

The Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on March 14, 2022 jointly issued Cai Shui 2022 No. 13. This clarified that from January 1, 2022 to December 31, 2024, eligible small enterprises whose first RMB 1,000,000 of annual taxable income is eligible for 75% reduction on a rate of 20% (i.e., effective rate is 5%) and the income between RMB 1,000,000 and RMB 3,000,000 is eligible for 50% reduction on a rate of 20% (i.e. effective rate is 10%). For the years ended December 31, 2022 and 2021, MingZhu Pengcheng was eligible to enjoy this policy.

Significant components of the income tax expense consisted of the following for the years ended December 31,

	2022	2021	2020
Current income tax expense	$732,788	$138,246	$376,823
Deferred income tax (benefit) expense	(202,746)	(2,832)	(10,381)
Total	$530,042	$135,414	$366,442

The tax effects of temporary difference that give rise to the deferred tax assets as of December 31, 2022 and 2021 are $238,237 and $35,491, respectively. Deferred tax assets consist of the following:

	As of December 31, 2022	As of December 31, 2021
Deferred tax assets:
Allowance for doubtful accounts	$238,237	$35,491
Contingent liabilities	-	-
Net operating loss carryforwards:
PRC	62,492	153,696
HONG KONG	74,305	9,633
	375,034	198,820
Less valuation allowance	(136,797)	(163,329)
Total deferred tax assets	$238,237	$35,491

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

The Company’s net operation loss (“NOL”) was mainly from MingZhu Management’s cumulative NOL of approximately $836,000 as of December 31, 2022 which will mostly expire in 2026. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2021	December 31, 2020	December 31, 2019
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential	-1.3%	-13.3%	-5.2%
Valuation allowance deferred tax	-5.6%	-27.2%	4.9%
Non-deductible items*	3.7%	-1.4%	7.2%
Effective tax rate	21.8%	-16.9%	31.9%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to capital market planning and late penalty fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2022.

Value added tax

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, car-hailing and driver management services and car owner services are generally subject to VAT at the rate of 9%, 6% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2021
VAT taxes payable	$861,336	$345,133
Income taxes payable	4,304,739	2,761,201
Other taxes payable	112,361	26,960
Total	$5,278,436	$3,133,294

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

As of December 31, 2022, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 22,960,277.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Share subscription receivables

Share subscription receivables represent unpaid capital contribution from the Company’s shareholders of $847,086 and $847,086 as of December 31, 2022 and 2021, respectively.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Group’s subsidiaries in the PRC were $1,036,841 and $916,148 as of December 31, 2022 and 2021, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Group’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Group’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s subsidiaries in the PRC not available for distribution, was $Nil and $Nil as of December 31, 2022 and 2021, respectively.

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

Lease Commitments

The Company entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2022 are listed in section “Note 12 – Leases”.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

On January 20, 2022, Shenzhen Xincang Freight Co., Ltd. submitted the Civil Complaint to The People’s Court of Yantian District, requesting the defendant Jian Yang to compensate for the economic loss of RMB 233,055, judgment of the defendant Yangang Pearl for Jian Yang’s compensation liability to assume joint liability. According to the civil order issued by The People’s Court of Yantian District on January 27, 2022, the applicant Shenzhen Xincang Freight Co., Ltd. applies for property preservation in the case of the liability dispute between the applicant Shenzhen Xincang Freight Co., Ltd. of seizing and freezing the property worth RMB 234,990.12 under the name of the respondent Mingzhu. According to the notice of response issued by The People’s Court of Yantian District, on February 10, 2022, the case of the liability dispute between the plaintiff and the defendant Mingzhu and Jian Yang was filed by the Court on January 21, 2022. A trial is scheduled for March 18, 2022. As of the date of this annual report, the case had been concluded and the Company had paid out the claimed amount of compensation.

In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for above loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. There are no other material loss contingencies than above-mentioned ones for the years ended December 31, 2022 and 2021.

Note 22 – Segment information

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance separately of three business segments as below:

●	trucking business, conducted by Mingzhu and its subsidiaries and Feipeng BVI, its subsidiaries and its VIEs;

●	car-hailing and driver management services business, conducted by Cheyi BVI, its subsidiaries and its VIEs;

●	car owner services business, conducted by Yinhua, its subsidiaries and its VIEs and therefore, the Company has three reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

The acquisition of Cheyi BVI, Yinhua, Feipeng BVI was completed on December 29, 2021, March 14, 2022 and December 20, 2022, in accordance with the ASC-805, the Company only is able to account the revenue generated by Cheyi BVI, Yinhua, Feipeng BVI and their subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Cheyi BVI, Yinhua, Feipeng BVI and their subsidiaries with reasonable estimates.

Segment information for the years as of December 31, 2022 and 2021 is as follows:

	As of December 31,
	2022	2021
Total assets
Trucking services	$75,947,153	$64,743,182
Car-hailing and driver management services	19,600,724	17,606,804
Car owner services	15,908,978	-
Total	$111,456,855	$82,349,986

Total Property and equipment, net
Trucking services	$1,459,760	$2,243,651
Car-hailing and driver management services	7,613,938	9,980,931
Car owner services	-	-
Total	$9,073,698	$12,224,582

As of December 31, 2022, the balance of goodwill represented an amount of $14,157,570 that arose from acquisition of Cheyi BVI in 2021, $5,364,709 that arose from acquisition of Yinhua in March 2022 and $13,715,130 that arose from acquisition of Feipeng BVI in December 2022.

Note 23 – Subsequent events

No significant event occurred after the date of December 31, 2022.

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

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash	$1,139,015	$3,079,046
Prepayments	222,556	4,701,968
Amount due from related parties	14,080,100	14,083,531
Total current assets	15,441,671	21,864,545

NON-CURRENT ASSET
Investment in subsidiaries and VIEs	48,087,748	25,804,389
Total assets	$63,529,419	$47,668,934

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$21,497,787	$-

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 22,960,277 and 19,134,277 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	22,960	19,134
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	35,678,430	41,792,071
Statutory reserves	1,036,841	916,148
Retained earnings	7,704,538	5,929,043
Accumulated other comprehensive (loss) income	(1,564,051)	(140,376)
Total shareholders’ equity	42,031,632	47,668,934

Total liabilities and shareholders’ equity	$63,529,419	$47,668,934

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020.

PARENT COMPANY STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2022	2021	2020
INCOME (LOSS) OF SUBSIDIARIES	$2,325,434	$(490,484)	$950,045

COSTS AND EXPENSES
General and Administrative expenses	429,246	447,929	167,749
Total costs and expenses	429,246	447,929	167,749

INCOME (LOSS) FROM OPERATION	1,896,188	(938,413)	782,296

INCOME (LOSS) BEFORE INCOME TAXES	1,896,188	(938,413)	782,296

PROVISION FOR INCOME TAXES		-	-

NET INCOME (LOSS)	1,896,188	(938,413)	782,296

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,409,431)	(640,974)	752,828
COMPREHENSIVE INCOME (LOSS)	$486,757	$(1,579,387)	$1,535,124

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$1,896,188	$(938,413)	$782,296
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	2,325,434	490,484	(950,045)
Prepayments	(1,940,031)	(4,400,661)	-
Net cash provided by (used in) operating activities	2,281,591	(4,848,590)	(167,749)

Cash flows from financing activities:
Amounts advanced from related parties	(4,221,622)	(10,556,693)	(166,872)
Proceeds from private placement	-	18,465,009	-
Net cash provided by (used in) financing activities	-	7,908,316	(166,872)

Effect of exchange rate change on cash	-	2,444	82

Net (decrease) increase in cash	(1,940,031)	3,062,170	(795)
Cash at beginning of the year	3,079,046	16,876	17,671
Cash at end of the year	$1,139,015	$3,079,046	$16,876