Form 20-F
period 2023-12-31
MingZhu Logistics Holdings Ltd
filed 2024-05-15
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

As of May 15, 2024, there were 37,106,322 ordinary shares, par value $0.001 per share, of the registrant issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐ Yes    ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise (“FIE”) generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiaries, YGMZ (Hong Kong) Limited (“MingZhu HK”), Alliance Liquor Investment (HK) Limited, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited. Accordingly, they may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, in February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which sets forth certain detailed factors in determining “beneficial owner” status.

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

We have historically relied on a limited number of major customers for a significant portion of our revenues, and we anticipate that such reliance will remain unchanged in the near future. During the years ended December 31, 2023, 2022 and 2021, sales to our top five customers accounted for approximately 55.8%, 31.4% and 49.4%, respectively.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2023 we had accounts receivable recorded at $31,931,892, of which $365,047 was allowanced and $nil was past due but not impaired.

We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers prior to January 1, 2023. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

On January 1, 2023, we adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to retained earnings. Upon adoption, we changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable. We recorded an increase to opening retained earnings of $nil as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326.

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

For our daily operations, we outsourced a portion of our transportation services to external transportation companies, and sourced tires and fuel oils from the third-party suppliers. Our cash flows depend on timely receipt of payments from our customers to meet our payment obligations to our suppliers and subcontractors. As of December 31, 2023, 2022 and 2021, our trade payables amounted to approximately $18,431,506, $10,134,535 and $1,344,532, respectively, whereas the respective trade payables accounted for approximately 27.7%, 16.4% and 3.9% of our total current liabilities, respectively.

Our accounts receivable turnover days were approximately 90.6, 145.8 and 94.6 days, respectively, during 2023, 2022 and 2021. As a result of the above, our daily operation has to rely on our internal resources, bank borrowings and loans from shareholders to maintain our cash flow and satisfy the needs of our daily operations.

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

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Extended Collection Time and Increase in Bad Debts. Our customers may require additional time to pay us or fail to pay us which may require us to record additional allowances. In order to faithful reflect the performance and condition of the Company, we had temporally revised our policy of allowance for doubtful accounts with additional allowances recorded. We are currently working with our customers for payments and have not experienced significant collection issues as of the date of this annual report. We will monitor our collection closely through 2024.

●	Shortage of Drivers. Due to the travel restrictions imposed by the local governments, some of our drivers have not been able to get back on road for work. However, the impact of such shortage of drivers is not significant to the Company because the customer orders have dropped due the COVID-19 pandemic and we pay our drivers on a per-drive basis for fulfilled customer orders only.

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

From time to time, we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

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

Affected by polity factors such as credit tightening, some of our accounts receivable that met the collection conditions have not been recovered on time, which has an adverse impact on our liquidity. As of December 31, 2023, the Company and its VIEs and subsidiaries owed taxes in the amount of $2,199,851.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “10.E. Taxation — Passive Foreign Investment Company.”

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

As of the date of this annual report, Mr. Jinlong Yang, our founder and chairman of our board of directors, beneficially owns an aggregate of 14.55% of our outstanding ordinary shares.

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

Our main subsidiaries as of the date of this annual report are as follows:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd. (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% directly owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% directly owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Ningbo Cheyi” or Cheyi WFOE)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% directly owned by Cheyi HK

Name	Background		Ownership
Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

Liquor Alliance Investment (BVI) Limited (“Alliance BVI”)	● ● ●	A British Virgin Islands company Incorporated on April 28, 2023 A holding company	100% directly owned by MingZhu Cayman

Alliance Liquor Investment (HK) Limited (“Alliance HK”)	● ● ●	A Hong Kong company Incorporated on March 17, 2023 A holding company	100% directly owned by Alliance BVI

Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”)	● ● ●	A PRC limited liability company Incorporated on May 5, 2023 A holding company	100% directly owned by Alliance HK

Xiamen Alliance Liquor Industry Group Co., Ltd.(“Liquor Alliance”)	● ● ●	A PRC limited liability company Incorporated on November 24, 2021 A liquor distributor	100% directly owned by Alliance WFOE

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

On May 26, 2023, we entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Alliance BVI for approximately $16,084,180, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive cash in the amount of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023.

On December 30, 2023, Cheyi WFOE, Cheyi Network and Cheyi Network’s shareholders executed a VIE Termination Agreement to terminate the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking.

Recent Developments

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share (the “Financing”). The Purchase Agreement contains customary representations and warranties by the Company and customary closing conditions. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares. The issuance of the Shares was exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On March 30, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

The Company has 37,106,322 ordinary shares outstanding as of the date of this annual report.

4.B. Business Overview

Overview

The Company is not an operating company. It is a Cayman Islands holding company with its operations conducted through its subsidiaries in the PRC (the “Subsidiaries”) and through contractual arrangements with its variable interest entity (the “VIEs”). We engaged in a number of diverse business activities, including trucking services and car owner services.

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

On May 26, 2023, we entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China.

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

We engaged in a number of diverse business activities, including trucking services and car owner services. We also engaged in liquor distribution business.

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

Competition

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

●	We have our complex services integrated in one platform, which provides flexibility to our customers.

●	We have been able to maintain stable business relationships with our major customers, including well known insurance companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

●	We believe that the extensive industry expertise and experience of our management team is essential to our success. We have a first-class technical team, all from major 500 companies.

Liquor distribution

The Company’s liquor distribution is conducted through Liquor Alliance.

The Liquor Alliance was established on November 24, 2011. It is a liquor distributor operated in China. It mainly focuses on the wholesales of Baijiu and other high quality Chinese spirit.

Competition

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

●	We have built up stable business relationships with the liquor factories in the main plant area in China, including Maotai County area.

●	We possess multiple self-owned brands of liquor, which offers the first class of liquor in China. We believe the branding will enhance the awareness of our company.

Customers

Our customers are mainly sizeable third-party logistics companies, freight forwarders, warehouse operators, and other supply chain service providers in the PRC.

Our Relationship with Major Customers

During the years ended December 31, 2023, 2022 and 2021, sales to our top five customers accounted for approximately 55.8% , 31.4% and 49.4%, respectively. We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

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

For liquor distribution and car-owner services, there is no significant impact found as due to seasonality.

Our Supply

The supplies we need for our trucking service business mainly include insurance, tires, vehicles, fuel oil and gas. The supplies we need for our car-owner services are car services subcontractors. The supplies we need for our liquor distribution are liquor manufacturer.

Sales, Marketing and Distribution

We have not spent a significant amount of capital on advertising in the past, and our advertising budget continues to be limited.

We mainly rely on our established relationships with our existing customers, customer referrals and our reputation to expand our business. Aside from obtaining new customers through referrals, we also seek out new customers by attending and participating in trade fairs. Our management team will regularly attend functions to build a stronger network with existing customers and so that potential customers may be referred to us. Our sales and marketing team regularly contact customers to maintain good business relationships and to expand our network by soliciting new customers through referrals from existing customers.

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

Trademark

Pursuant to the Trademark Law of the PRC, as last amended in April 2019 and which became effective on November 1, 2019, and the Implementation Regulations on the Trademark Law of the PRC amended in April 2014, the period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. The trademark registrant may, by concluding a trademark licensing contract, authorize other persons to use the registered trademark. The licensor shall supervise the quality of the goods on which the licensee uses the licensor’s registered trademark, and the licensee shall guarantee the quality of the goods on which the registered trademark is used. Without putting the licensing of the trademark on records, the trademark shall not be used to defend the bona fide third party.

We have been granted one trademark which is a registered trademark in the PRC:

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

Domain Name

The domain name is protected and regulated under the Measures for the Administration of Domain Names for the Internet promulgated in August 2017 and effective in November 2017. According to these measures, the principle “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/her/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law if such organization or individual consider its/his/her legal rights and interests to be infringed by domain names registered or used by others.

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

Employees

We had 180 full-time employees as of December 31, 2023. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2023:

Function	Number of Employees
Management	6
Administrative and Accounting	15
Safety and Technique	4
Operations	31
Drivers	124
Sales	15
Total	195

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

Overseas Listings

Under the M&A Rules, were jointly adopted by six PRC regulatory authorities, including CSRC, in August 2006, and most recently amended in June 2009, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into an FIE, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into an FIE; or (ii) a foreign investor establishes an FIE which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish an FIE. According to the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from MOFCOM is required.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Business Tax which was promulgated by the State Council in December 1993 and revised in November 2008, organizations and individuals engaging in provision of labor services stipulated in these regulations, transfer of intangible assets or sale of immovables in China shall be taxpayers of business tax and shall pay business tax and the applicable business rate for transportation industry is 3%. The Provisional Regulations on Business Tax was abolished in November 2017. In accordance with Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (Caishui [2016] No. 36), which was promulgated on March 23, 2016 and came into effect on May 1, 2016 and has been partially abolished, upon approval of the State Council, the pilot program of the collection of value-added tax (the “VAT”) in lieu of business tax shall be promoted nationwide in a comprehensive manner starting from May 1, 2016, and all business taxpayers engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. For transportation service income, the application VAT tax rate is 11%. For international transportation service income, the application VAT tax rate is 0%.

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

In November 2012, SAFE issued the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended in May 2015 and October 2018 and partially repealed on December 30, 2019, respectively, foreign exchange control methods for direct investments have been improved through cancelling and adjusting certain administrative licensing items for foreign exchange control for direct investments. Approval formalities for account opening and deposit for foreign currency accounts under direct investments and approval formalities for reinvestment of domestic legitimate income of foreign investors have been cancelled. Administration for conversion of foreign currency capital into Renminbi by foreign investment enterprises has also been improved.

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

We currently have 11 wholly-owned subsidiaries, including MingZhu BVI, MingZhu HK, a limited liability company formed under the laws of Hong Kong, Alliance BVI, Yinhua, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Our five operating subsidiaries are companies formed under the laws of the PRC. Liquor Alliance, Feipeng and Zhisheng are VIEs of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of MingZhu Management, which is engaged in the business of transportation and supply chain management services.

A reorganization of our legal structure was completed in April 2018. On April 13, 2018, the former shareholders transferred their 100% ownership interest in MingZhu to MingZhu HK, which is 100% owned by the Company through MingZhu BVI. In consideration of such transfer, the Company issued 1,000 ordinary shares to the former shareholders of MingZhu. After the reorganization, the Company owns 100% equity interests of MingZhu BVI, MingZhu HK and MingZhu. The controlling shareholder of the Company is same as that of MingZhu prior to the reorganization. On December 31, 2021, the Company acquired 100% shares outstanding of Cheyi BVI. On March 18, 2022, the Company acquired 100% shares outstanding of Yinhua.

We operate our VATs business mainly through the VIEs in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP. Such a contractual relationship is not identical to owning such entities directly, and investors will own shares in a holding company with contracts with the VIEs and will not have any equity ownership of the VIEs themselves. The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidiaries and VIEs. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.

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

Liquor Alliance

The Alliance BVI, which is acquired by the Company on May 26, 2023, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”) entered with Xiamen Alliance Liquor Industry Group Co., Ltd. (“Liquor Alliance”), and its shareholders, the control and benefits of Liquor Alliance were accrued to us subject to the conditions that we have satisfied for consolidation of Liquor Alliance under U.S. GAAP. Such conditions include that (i) we control Liquor Alliance through power to govern the activities which most significantly impact Liquor Alliance’s economic performance, (ii) we are contractually obligated to absorb losses of Liquor Alliance that could potentially be significant to Liquor Alliance, and (iii) we are entitled to receive benefits from Liquor Alliance that could potentially be significant to Liquor Alliance. We are regarded as the primary beneficiary of Liquor Alliance, and Liquor Alliance are treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Liquor Alliance in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

The Company believes that Liquor Alliance is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Liquor Alliance no longer have the characteristics of a controlling financial interest, and the Company, through Alliance WFOE, is the primary beneficiary of Liquor Alliance and controls Liquor Alliance’s operations. Accordingly, Liquor Alliance has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Liquor Alliance which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Liquor Alliance reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Liquor Alliance. Alliance WFOE is obligated to absorb a majority of the loss from Liquor Alliance activities and receive a majority of Liquor Alliance’s expected residual returns. In addition, Liquor Alliance’s shareholders have pledged their equity interest in Liquor Alliance to Liquor WFOE, irrevocably granted Alliance WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Liquor Alliance and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Alliance WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Liquor Alliance and the financial positions, the operating results and cash flows of Liquor Alliance and Liquor Alliance’s subsidiaries are consolidated in the Company for financial reporting purposes.

The following is a summary of VIE Agreements by and among Liquor Alliance, a subsidiary of Alliance BVI, Alliance WFOE and the shareholders of Alliance BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated May 1, 2023, Alliance WFOE has agreed to provide the following services (among others) to Liquor Alliance:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Liquor Alliance according to the need of business and capacity of the Alliance WFOE.

This agreement was effective from May 1, 2023 and will continue to be effective unless it is terminated by written notice of Alliance WFOE.

Business Cooperation Agreement

Under the Business Cooperation Agreement entered into by Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, all parties agreed that without obtaining Alliance WFOE ’s prior written consent, the Liquor Alliance and shareholders of Liquor Alliance shall cause each of Liquor Alliance not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Liquor Alliance and shareholders of Liquor Alliance shall cause Liquor Alliance to accept suggestions raised by Alliance WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Liquor Alliance and its subsidiaries and Liquor Alliance and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Liquor Alliance entered into an Equity Pledge Interest Agreement with Alliance WFOE, dated May 1, 2023. Under such equity pledge agreement, each of the shareholders of Liquor Alliance pledged its respective equity interest in Liquor Alliance to Alliance WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Liquor Alliance without the prior written consent of Alliance WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Alliance WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, the shareholders of Liquor Alliance granted Alliance WFOE or its designee an option to purchase all or a portion of their respective equity interest in Liquor Alliance for the RMB 1.

Each of shareholders of Liquor Alliance agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Liquor Alliance’s equity interest to Liquor Alliance WFOE, if the shareholders obtain dividends, bonuses or residual property from Liquor Alliance, the shareholders shall transfer all the income (after tax) to Alliance WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Liquor Alliance have been acquired by Alliance WFOE or its designee, and upon the condition that Alliance WFOE and its subsidiaries, branches can engage in the business of Liquor Alliance legally.

Alliance WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Liquor Alliance and the shareholders of Liquor Alliance at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Liquor Alliance and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, each of the shareholders of Liquor Alliance has agreed to irrevocably entrust Alliance WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Liquor Alliance.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Alliance WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Liquor Alliance had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Liquor Alliance confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Liquor Alliance held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Liquor Alliance will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on May 1, 2023.

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

The Company’s ability to conduct its liquor distribution business may be negatively affected if the PRC government was to carry out any aforementioned actions.

Yinhua

The Yinhua, which is acquired by the Company on March 14, 2022, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Zhejiang Caiyunlian Technology Co., Ltd. (“Yinhua WFOE”) entered with Hainan Zhisheng Car Services Co., Ltd. (“Zhisheng”), and its shareholders, the control and benefits of Zhisheng were accrued to us subject to the conditions that we have satisfied for consolidation of Zhisheng under U.S. GAAP. Such conditions include that (i) we control Zhisheng through power to govern the activities which most significantly impact Zhisheng’s economic performance, (ii) we are contractually obligated to absorb losses of Zhisheng that could potentially be significant to Zhisheng, and (iii) we are entitled to receive benefits from Zhisheng that could potentially be significant to Zhisheng. We are regarded as the primary beneficiary of Zhisheng, and Zhisheng is treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Zhisheng in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

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

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Yinhua WFOE, Zhisheng and the shareholders of Zhisheng, dated January 22, 2022, all parties agreed that without obtaining Yinhua WFOE ’s prior written consent, Zhisheng shall not, and each of the Zhisheng and shareholders of Zhisheng shall cause each of Zhisheng and its subsidiaries not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Zhisheng and shareholders of Zhisheng shall cause Zhisheng and its subsidiaries to accept suggestions raised by Yinhua WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Zhisheng and its subsidiaries and Zhisheng and its subsidiaries shall strictly abide by and perform accordingly.

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

Letter of Confirmation and Undertaking

Each shareholder of Zhisheng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Zhisheng confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Zhisheng held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Zhisheng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on January 22, 2022.

Consent Letter

Each spouse of shareholder of Zhisheng had signed a Consent letter. Under the Consent Letter, each spouse of shareholder of Zhisheng confirmed and agreed that the equity interest in the Zhisheng held by each shareholder of Zhisheng is her or his individual property not the joint property, which each shareholder of Zhisheng is entitled to dispose of on her or his own.

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

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, all parties agreed that without obtaining Feipeng WFOE ’s prior written consent, Feipeng shall not, and each of the Feipeng and shareholders of Feipeng shall cause each of Feipeng and its subsidiaries not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Feipeng and shareholders of Feipeng shall cause Feipeng and its subsidiaries to accept suggestions raised by Feipeng WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Feipeng and its subsidiaries and Feipeng and its subsidiaries shall strictly abide by and perform accordingly.

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

Letter of Confirmation and Undertaking

Each shareholder of Feipeng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Feipeng confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Feipeng held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Feipeng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on December 20, 2022.

Consent Letter

Each spouse of shareholder of Feipeng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Feipeng confirmed and agreed that the equity interest in the Feipeng held by each shareholder of Feipeng is her or his individual property not the joint property, which each shareholder of Feipeng is entitled to dispose of on her or his own.

Organizational Structure Chart

The following diagram illustrates our corporate structure as of the date of this annual report, including our subsidiaries and VIEs.

Mingzhu Logistics Holdings Limited (Cayman Islands)
100%
Cheyi (BVI) Limited
Alliance Liquor Investment (BVI) Limited
Mingzhu Investment Limited
Yinhua (BVI) Limited
Feipeng Global Limited
Cheyi (Hong Kong) Limited
Alliance Liquor Investment (HK) Limited
YGMZ (Hong Kong) Limited
Yinhua (HK) Limitd
Feipeng Enterprises (HK) Limitd
Outside PRC
Inside PRC
Ningbo Cheyi Corporate Information Consulting Co, Ltd. (PRC)
Xiamen Alliance Management Consulting Co., Ltd. (PRC)
Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (PRC)
Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (PRC)
Zhejiang Caiyunlian Technology Co., Ltd. (PRC)
Shenzhen Feipeng Zhongheng Supply Chain Management Co., Ltd. (PRC)
100% VIE Control
Xiamen Alliance Liquor Industry Group Co., Ltd. (PRC)
Pengcheng Shengshi Logistics Co., Ltd. (PRC)
Hainan Zhisheng Car Services Co., Ltd. (PRC)
Xinjiang Feipeng Logistics Co., Ltd. (PRC)
Shanghai Feipeng Supply Chain Management Co. Ltd. (PRC)

The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidiaries and VIEs. Alliance WFOE, Yinhua WFOE and Feipeng WFOE are wholly foreign-owned entities who receive the economic benefits of the VIEs’ business operation.

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

5.A. Operating Results

Overview

General

The Company is not an operating company. It is a Cayman Islands holding company with its operations conducted through its subsidiaries in the PRC (the “Subsidiaries”) and through contractual arrangements with its variable interest entity (the “VIEs”). We engaged in a number of diverse business activities, including trucking services, liquor distribution, and car owner services.

The following tables present selected condensed consolidated financial data of the Company and its subsidiaries and VIEs, separately, for the years ended December 31, 2023, 2022 and 2021, and balance sheet data as of December 31, 2023 and 2022, which have been derived from our audited consolidated financial statements for those periods. MingZhu records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of the Company as “Investment in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “(Loss) Income of Subsidiaries” in the selected condensed consolidated statements of income and comprehensive income.

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Ningbo Cheyi Corporate Information Consulting Co., Ltd, Zhqiang Caiyunlian Technology Co. Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd., Xiamen Alliance Management Consulting Co., Ltd.	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Alliance Liquor Investment (BVI) Limited, Alliance Liquor Investment (HK) Limited, Yinhua (BVI) Limited, Cheyi (BVI) Limited, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited**	Investment holdings
VIEs	Consolidated financial results of Hainan Zhisheng Automobile Services Co., Ltd., and Xinjiang Feipeng Logistics Co., Ltd., Xiamen Alliance Liquor Industry Group Co., Ltd.	Liquor distribution, car owner services and regional trucking services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..

**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Alliance BVI, Cheyi (Hong Kong) Limited, Yinhua (BVI), Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$-	$-	$24,626,057	$-	$64,376,185	$-	$89,002,243
NET INCOME	$(503,937)	$-	$185,923	$(302,206)	$985,311	$-	$365,091

	For the Year Ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$-	$-	$36,461,921	$-	$27,053,150	$-	$63,515,071
NET (LOSS) INCOME	$(429,246)	$-	$276,020	$(438,108)	$533,007	$-	$(58,327)

	For the Year Ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$-	$-	$17,358,914	$-	$-	$-	$17,358,914
NET (LOSS) INCOME	$(447,929)	$-	$183,931	$(674,415)	$-	$-	$(938,413)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Cash	$1,047,028	$-	$59,941	$123,548	$2,445,865	$-	$3,676,382
Total current assets	$15,429,840	$-	$36,917,717	$8,961,170	$45,762,930	$(23,229,894)	$83,841,763
Investments in subsidiaries and VIEs	$45,909,984	$-	$-	$-	$-	$(45,909,984)	$-
Total non-current assets	$45,909,984	$-	$994,468	$5,516,783	$1,408,480	$(10,317,176)	$43,512,539
Total assets	$61,339,824	$-	$37,912,186	$14,477,953	$47,171,410	$(33,547,070)	$127,354,302
Total liabilities	$16,782,871	$-	$34,203,235	$14,767,862	$41,467,124	$(24,423,743)	$82,797,349
Total shareholders’ equity	$44,556,953	$-	$3,708,951	$(289,909)	$5,704,286	$(9,123,328)	$44,556,953
Total liabilities and shareholders’ equity	$61,339,824	$-	$37,912,186	$14,477,953	$47,171,410	$(33,547,071)	$127,354,302

	As of December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Cash and cash equivalents	$1,139,015	$-	$283,606	$328,260	$2,102,587	$-	$3,853,468
Total current assets	$15,441,671	$-	$32,283,567	$9,178,325	$22,373,525	$(13,026,703)	$66,250,385
Investments in subsidiaries and VIEs	$43,791,004	$-	$-	$-	$-	$(43,791,004)	$-
Total non-current assets	$54,158,108	$-	$1,336,314	$5,516,783	$749,005	$(30,711,310)	$31,048,900
Total assets	$69,599,779	$-	$34,154,986	$14,695,107	$23,122,530	$(44,273,117)	$97,299,285
Total liabilities	$21,497,787	$-	$23,284,935	$14,688,710	$17,292,029	$(27,566,168)	$49,197,293
Total shareholders’ equity	$48,101,992	$-	$10,870,051	$6,398	$5,830,501	$(16,706,950)	$48,101,992
Total liabilities and shareholders’ equity	$69,599,779	$-	$34,154,986	$14,695,107	$23,122,530	$(44,273,117)	$97,299,285

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(503,937)	$-	$(969,306)	$(303,230)	$(10,574,884)	$-	$(12,351,357)
Net cash used in investing activities	$-	$-	$41,660	$-	$48,290	$-	$89,950)
Net cash provided by (used in) financing activities	$498,401	$-	$711,568	$99,516	$10,728,276	$-	$12,037,761
Effect of exchange rate change on cash	$(86,450)	$-	$(7,603)	$(993)	$141,770	$-	$46,724
Cash and cash equivalents at beginning of the period	$1,139,014	$-	$283,622	$328,254	$2,102,415	$-	$3,853,305
Cash and cash equivalents at beginning of the period	$1,047,028	$-	$59,941	$123,547	$2,445,866	$-	$3,676,382

	For the year ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(2,154,421)	$-	$70,917	$(435,065)	$(4,010,768)	$-	$(6,662,829)
Net cash used in investing activities	$-	$-	$12,663	$-	$2,714,240	$-	$2,726,903
Net cash provided by (used in) financing activities	$214,389	$-	$(200,943)	$-	$2,872,116	$-	$2,885,562
Effect of exchange rate change on cash	$-	$-	$(29,893)	$(1,809)	$725,125	$-	$693,423
Cash and cash equivalents at beginning of the period	$3,079,046	$-	$430,878	$765,128	$(64,806)	$-	$4,210,246
Cash and cash equivalents at beginning of the period	$1,139,014	$-	$283,622	$328,254	$2,102,415	$-	$3,853,305

	For the year ended December 31, 2021
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(4,848,590)	$-	$(1,415,069)	$(17,520,503)	$4,667,462	$(4,667,462)	$(23,784,162)
Net cash (used in) provided by investing activities	$-	$-	$(199,481)	$-	$-	$1,477,065	$1,277,584
Net cash provided by (used in) financing activities	$7,908,316	$-	$(216,622)	$8,972,853	$(3,588,863)	$3,588,863	$16,664,547
Effect of exchange rate change on cash	$2,444	$-	$228,099	$(242,020)	$67,423	$(67,423)	$(11,477)
Cash, cash equivalents and restricted cash at end of the period	$16,876	$-	$2,033,951	$9,554,798	$331,043	$(331,043)	$11,605,625
Cash and cash equivalents at end of the period	$3,079,046	$-	$430,878	$765,128	$1,477,065	$-	$5,752,117

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

On May 26, 2023, we entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Alliance BVI for approximately $16,084,180, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive cash in the amount of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023.

Recent Developments

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share (the “Financing”). The Purchase Agreement contains customary representations and warranties by the Company and customary closing conditions. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares. The issuance of the Shares was exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On March 30, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

 The Company has 37,106,322 ordinary shares outstanding as of the date of this annual report.

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

Major Customers Demand

During the years ended December 31, 2023, 2022 and 2021, sales to our top five customers accounted for approximately 55.8%, 31.4% and 49.4%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

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

For liquor distribution and car-owner services, there is no significant impact found as due to seasonality.

Level of Income Tax and Preferential Tax Treatment

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

MingZhu BVI, Alliance BVI, Yinhua and Feipeng BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MingZhu HK, Alliance HK, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, MingZhu HK, Cheyi (Hong Kong) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Description of Selected Income Statement Items

Revenues. We generate revenue from our trucking service business, liquor distribution and car owner services.

Cost and expenses. Cost and expenses include all operational costs and expenses.

Other (Expenses) Income. Our other income and expenses primarily consisted of net rental income from renting out spare office space and property, interest expenses and others.

Provision for income tax. Tax at a rate of 25% after appropriate tax adjustments.

For the Years Ended December 31, 2023 and 2022

The discussion of our results of operations for the years ended December 31, 2023 and 2022 that follows is stated on a total company consolidated basis and excludes the impact of discontinued operations.

Results of Operations

The following table summarizes the results of our operations for the year ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31			Change
	2023	2022	Change	(%)
REVENUES	$89,002,243	$63,515,071	$25,487,172	40.1

COSTS AND EXPENSES
Costs of trucking services	66,540,754	34,789,989	31,750,765	91.3
Costs of liquor distributions	48,238	-	48,238	n/a
Costs of car owner services	19,339,145	26,009,485	(6,670,340)	(25.6)
General and administrative expenses	1,865,856	2,706,303	(840,447)	(31.1)
Sales and marketing expenses	359,352	109,346	250,006	228.6
Total costs and expenses	88,153,345	63,615,123	24,538,222	38.6

INCOMEX (LOSS) FROM OPERATIONS	848,898	(100,052)	948,950	n/a

OTHER (EXPENSES) INCOME
Interest expenses	(450,323)	(789,306)	338,983	(42.9)
Other expenses	(33,372)	(45,522)	12,150	(26.7)
Other income	268,454	1,102,722	(834,268)	(75.7)
Total other (expenses) Income, net	(215,240)	267,894	(483,134)	(180.3)
			-
INCOME (LOSS) BEFORE INCOME TAXES	633,658	167,842	(131,266)	(78.2)

PROVISION FOR INCOME TAXES	268,567	226,169	(30,417)	(13.4)
			-
NET INCOME (LOSS)	$365,091	$(58,327)	$(100,850)	n/a

Revenues

Our operations are primarily based in the PRC, where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution. On December 30, 2023, we terminated the VIE agreement with Cheyi Network. Total revenues for continued operations increased by $25,487,172, or 40.1%, to $89,002,243 for the year ended December 31, 2023 as compared to $63,515,071 for the year ended December 31, 2022. This increase was attributable to the acquisition of certain subsidiaries and VIEs in 2023 and 2022.

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	Change	Change (%)
Revenue
Trucking services	$68,400,751	$36,461,922	$31,938,830	87.6%
Car owner services	19,447,401	27,053,149	(7,605,748)	-28.1%
Liquor distribution services	1,154,091	-	1,154,091	n/a
Total revenue	$89,002,243	$63,515,071	$25,487,173	40.1%

Cost and Expenses

Total costs and expenses from continued operations increased by $24,538,222, or 38.6%, to $88,153,345 for the year ended December 31, 2023 as compared to $63,615,123 for the year ended December 31, 2022. This increase was attributable to the acquisition of certain subsidiaries and VIEs in 2023 and 2022.

Gross Profit and Gross Margin

Our gross profit is equal to the difference between our revenues and our costs of different services provided. Our gross profit from continued operations increased by 13.2% to $3,074,106 during the year ended December 31, 2023, from $2,715,597 for the same period in 2022. For the years ended December 31, 2023 and 2022, our gross margin from continued operations was 3.5% and 4.3%, respectively. The increase of gross margin was primarily due to the acquisition of Liquor Alliance which has relatively higher gross margin.

Net Income (Loss)

As a result of the foregoing, our net income from continued operations totaled approximately $365,091 for the year ended December 31, 2023, as compared to a net loss of approximately $58,327 for the year ended December 31, 2022, representing an increase of $423,418.

For the Years Ended December 31, 2022 and 2021

The discussion of our results of operations for the years ended December 31, 2022 and 2021 that follows is stated on a total company consolidated basis and includes the impact of discontinued operations.

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

5.B. Liquidity and Capital Resources

The discussion of our liquidity and capital resources for the years ended December 31, 2023 and 2022 that follows is stated on a total company consolidated basis and excludes the impact of discontinued operations.

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

For the year ended December 31, 2022, we had a cash flow used in operating activities of $6,662,829 as compared to a cash used in operating activities of $12,351,357 for the year ended December 31, 2023. As of December 31, 2023, and 2022, we had cash in the amount of $3,676,382 and $3,853,305, respectively, and our working capital was $1,165,502 and $18,465,086, respectively. The decrease of $17,299,584 in working capital was mainly due to the termination of VIE during year 2023.

The following summarizes the amounts of cash disaggregated by currency denomination as of December 31, 2023 and 2022, separately in each jurisdiction in which our affiliated entities are domiciled.

	Cash held as of December 31, 2023
	USD	HKD	RMB	Total in USD
Cayman	$1,032,488	$14,540	$-	$1,047,028
BVI	$203	$8,898	$-	$9,101
Hong Kong	$61,610	$5,043	$47,794	$114,447
PRC - subsidiaries	$-	$-	$59,941	$59,941
PRC - VIEs	$-	$-	$2,445,865	$2,445,865
Total	$1,094,301	$28,481	$2,553,600	$3,676,382

	Cash held as of December 31, 2022
	USD	HKD	RMB	Total in USD
Cayman	$1,123,511	$15,504	$-	$1,139,015
BVI	$9,846	$284	$-	$10,130
Hong Kong	$262,959	$3,958	$51,212	$318,129
PRC - subsidiaries	$-	$-	$283,606	$283,606
PRC - VIEs	$-	$-	$2,102,588	$2,102,588
Total	$1,396,316	$19,746	$4,271,249	$3,853,468

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

For the Year ended December 31, 2023 and 2022

The following summarizes the key components of our cash flows for the year ended December 31, 2023 and 2022:

Operating Activities

Net cash used in operating activities was $12,351,357 for the year ended December 31, 2023 and was primarily attributable to (i) net income from continuing operations of $365,091, (ii) various non-cash item of $151,681 including gain on disposal of vehicles, provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred tax benefit, (iii) a $15,080,021 increase in accounts receivable, (iv) a $8,861,530 increase in prepayments, (v) a $89,881 increase in other receivables, (vi) a $3,040,646 increase in loans receivables and (vii) a $109,648 decrease in tax payables. This net cash outflow is partially offset by (i) a $77,456 decrease of deposits, (ii) a $11,118,176 increase in accounts payable, and (iii) a $3,117,965 increase in other payables and accrued liabilities .

For the year ended December 31, 2023, we had a cash flow used in operating activities of $12,351,357 as compared to a cash used in operating activities of $6,662,829 for the year ended December 31, 2022. The change was mainly contributable to the increase of accounts receivable.

Investing Activities

Net cash provided by investing activities was $89,950 for the year ended December 31, 2023 and was mainly attributable to the proceeds from disposal of equipment. As compared to the cash used in investing of $2,726,903 for the year ended December 31, 2022, the decrease of $2,636,953 or 96.7% was largely due to the acquisition of subsidiary in December 2022.

Financing Activities

Net cash provided by financing activities was $12,037,761 for year ended December 31, 2023 and was primarily attributable to (i) the proceeds from short-term bank borrowings of $2,896,570, (ii) the proceeds from long-term borrowings of $242,864, (iii) proceeds from other financial institutions 14,290,807 and (iv) the amounts advanced from related parties of $3,672,219. This cash inflow was offset by (i) repayments of short-term bank borrowings of $5,178,651, (ii) repayments of long-term bank borrowings of $547,485, (iii) repayments of loans from other financial institutions of $1,250,461, (iv) repayments of obligations under capital leases of $40,151, and (v) repayments to related parties of $2,047,951.

In comparison with the cash provided by financing activities of $12,037,761 for the year ended December 31, 2023, we had a cash inflow from financing activities of $2,885,562 for the year ended December 31, 2022. The difference was resulting from the decreased payments in short-term bank borrowings.

Cash Flows

For the Year ended December 31, 2022 and 2021

The discussion of our cash flow for the years ended December 31, 2022 and 2021 that follows is stated on a total company consolidated basis and includes the impact of discontinued operations.

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

Operating Activities

Net cash used in operating activities was $3,953,955 for the year ended December 31, 2022 and was primarily attributable to (i) net income of $1,896,188, (ii) various non-cash item of $7,245,753 including gain on disposal of vehicles, provision for doubtful accounts, amortization of deferred financing fees, depreciation for plant and equipment and deferred tax benefit, (iii) a $ 4,678,337 decrease in prepayments, (iv) a 4,207,620 increase in accounts payable, (v) a $7,531,718 decrease in other receivables and (vi) a $1,342,620 increase in tax payables. This net cash inflow is partially offset by (i) a $3,257,814 increase of accounts receivable, (ii) a $1,313,871 increase of deposits, (iii) a $16,621,319 increase in loans receivable and a $7,766,999 decrease of other payables and accrued liabilities.

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

Direct holding

If funds are required by the Company, the PRC subsidiaries will transfer the cash to MingZhu HK, Yinhua HK, Alliance HK and Feipeng HK in accordance with the laws and regulations of the PRC, and then MingZhu HK, Yinhua HK, Alliance HK and Feipeng HK will transfer the cash to the Company.

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

For the years ended December 31, 2023, 2022, and 2021, the cash flows between the Company, the Company’s subsidiaries, and the Company’s VIEs, and direction of transfer are as follows:

	For the years ended December 31,
	2023	2022	2021
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$9,500,000
Cash flows from the Company to VIEs	$-	$-	$-
Cash flows from the MingZhu HK to PRC subsidiaries	$-	$-	$8,224,143
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$2,000
Cash flows from VIEs to the Company	$-	$-	$-
Cash flows from PRC subsidiaries to the MingZhu HK	$-	$-	$-

The detailed listing of each cash transferred and received for each entity during the periods presented as follows:

For the years ended December 31, 2021

Date of transfer	Cash flow	USD
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$4,000,000
March 25, 2021	Transfer from Mingzhu Logistics Holdings Limited to YGMZ (Hong Kong) Limited	$5,500,000
	Cash flows from the Company to the Company’s subsidiaries	$9,500,000

March 17, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$2,008,599
March 23, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$631,218
April 14, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$5,500,000
June 4, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$25,844
August 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd.	$58,482
	Cash flows from the MingZhu HK to PRC subsidiaries	$8,224,143

March 30, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
March 21, 2021	Transfer from YGMZ (Hong Kong) Limited to Mingzhu Logistics Holdings Limited	$1,000
	Cash flows from the Company’s subsidiaries to the Company	$2,000

There was no cash transfer between the VIEs and other entities.

Except for above cash flows, for the years ended December 31, 2023, 2022, and 2021, (1) no transfer of other assets has occurred among the Company, its subsidiaries, and the VIEs, (2) no dividends or distributions have been made by a subsidiary or the VIEs, and (3) the Company has not made any dividends or distributions to U.S. investors, respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Adjusted Capital Expenditures

Capital expenditures are defined under GAAP as funds used by a company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. To better understand our investment in acquisition and maintaining our revenue equipment, we use adjusted capital expenditures instead. The adjusted capital expenditures a non-GAAP financial measure that includes cash paid in relation to property and equipment acquired through the capital leases, and other financial liabilities. The adjusted capital expenditures sums up the cash we spent on (1) acquisition of new revenue equipment, and (2) the repayments of obligation under capital leases for revenue equipment during the reporting period. We had adjusted capital expenditures from the continuing operations of $40,151, $429,408 and $298,453 for the years ended December 31, 2023, 2022 and 2021, respectively. We intend to fund our future adjusted capital expenditures with our existing cash balance and other financing alternatives. We will continue to make adjusted capital expenditures to support the growth of our business.

The table below shows the reconciliation of capital expenditures and adjusted capital expenditures from the continuing operations for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021
Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$-	$12,243	$199,481
Capital expenditures from the continuing operations	$-	$12,243	$199,481
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$40,151	$417,165	$98,972
Adjusted capital expenditures from the continuing operations	$40,151	$429,408	$298,453

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. As of the date of this annual report, the Company has no material outstanding legal proceedings.

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

5.F. Tabular Disclosure of Contractual Obligations

As of December 31, 2023, the future minimum payments under certain of our contractual obligations were as follows:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Borrowings	$7,321,917	$6,819,180	$121,088	$-	$-
Capital Lease Obligations	9,529	9,529	-	-	-
Loans from other institution	13,054,470	13,054,470	-	-	-
Total	$20,385,916	$19,883,179	$121,088	$-	$-

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

Name	Age	Position with our company
Jinlong Yang	46	Chairman of the Board of Directors and Chief Executive Officer
Zhuo Wang	36	Director
Jingwei Zhang	35	Chief Financial Officer
Mikael Charette	43	Independent Director
Yuzhou Wang	43	Independent Director
To Wai Suen	49	Independent Director

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

Mikael Charette has served as our independent director since September 2020. He served as Vice Chairman and Director of the Canadian Chamber of Commerce in Shanghai between April 2019 and April 2021 where he represented the interest of the Canadian business community in Shanghai. Since April 2019, he has also served as the Vice President of Fung & Yu CPA Ltd., a Hong Kong based accounting firm serving clients in Greater China and overseas. Since May 2006, Mr. Charette has also been serving as the President of Frontier immigration Ltd. This assets-holding and managing company provides immigration and real estate services to high-net-worth individuals. For the periods from February 2005 to May 2006 and from January 2009 to December 2015, he served as a partner of HLG International law firm, where he built a successful immigration practice for high-net-worth individuals and also represented clients in cross-border transactions and advised on market entry issues in China and other Asian countries. Mr. Charette holds a Master in Law degree from the City University of Hong Kong and a Juris Doctor degree from the University of Victoria in Victoria, Canada. We believe Mr. Charette is well qualified to serve on our board of directors because of his extensive experience with legal matters relating to cross-border transactions.

Yuzhou Wang has served as our independent director since August 2022. Mr. Wang has over 19 years of experience in finance and accounting. From September 2020 to current, Mr. Wang has served as the VP of the international financial department of Nanjing Xinjiekou Department Store Co., Ltd., d/b/a Cenbest, or Nanjing Cenbest Co. Ltd. (600682). From January 2019 to August 2020, Mr. Wang served as the CEO of Shanghai Yisheng Financial Consulting Ltd. From July 2014 to December 2018, Mr. Wang served as the VP of financial department of Nanjing Sanpower Group. From November 2010 to August 2014, Mr. Wang served as the VP of financial department of Zhengxing Wheel Group Co., Ltd. (NYSE: ZX). From September 2005 to October 2010, Mr. Wang served as an audit manager of Shanghai Deloitte Huayong Certified Public Accountants Co., Ltd.

To Wai Suen has served as our independent director since September 2020. Mr. Suen has over 18 years of experience in finance and accounting. He is currently an independent director of Neo-Concept International Group Holdings Ltd, a company listed on NASDAQ (stock code: NCI) since April 2024 and MingZhu Logistics Holdings Limited, a company also listed on NASDAQ (stock code: YGMZ) since September 2020. Also, he is an independent non-executive director of Huajin International Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 2738), since March 2023 and Huisen Household International Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange (stock code: 2127), since December 2020. In addition, he served an independent non-executive director of CT Environmental Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1363), from February 2018 to April 2019. From April 2018 to January 2022, Mr. Suen was also an independent director of China Zenix Auto International Limited (a company whose American depositary shares were previously listed on the New York Stock Exchange under the stock code “ZX” but was subsequently delisted in December 2018, and then was quoted on the over-the-counter markets under the stock code “ZXAIY” but was subsequently delisted in January 2022). Since February 2020, he has also served as an independent non-executive director of Ping An Securities Group (Holdings) Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 231) which was subsequently delisted in November 2022 and from January 2024 to March 2024, he was an independent director of J-Long Group Ltd, a company listed on NASDAQ (stock code: JL). Other than serving as an independent director, he served as the chief financial officer and company secretary of China Saite Group Company Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 153), from May 2015 to August 2016. In addition, he served as the company secretary to certain companies including IDT International Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 167), from January 2017 to April 2017, China Smarter Energy Group Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1004), from February 2017 to April 2019, and Asia Energy Logistics Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 351), from July 2020 to April 2021, respectively. He also worked at an international audit firm from January 2001 to July 2013. Mr. Suen is a practicing member of the Hong Kong Institute of Certified Public Accountants. He obtained a bachelor’s degree in commerce from The University of Western Australia in March 2001.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate his employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year (which is any period longer than six months but no more than one year) and a cash payment of half a month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of $96,240 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

On March 30, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, we had no outstanding equity awards.

6.C. Board Practices

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting calls for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

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

Audit Committee

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Audit Committee. Mr. Suen serves as the chair of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Suen possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assessing the qualification of, our independent auditor, and engaging such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approving in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviewing with management and the independent auditors the results of the annual audit and reviewing of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and reporting to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and making recommendations to our board of directors regarding corporate governance issues and policy decisions.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Alpha Global (BVI) Limited(3)	5,400,000	14.55%
Exquisite Elite Limited (5)	2,250,000	6.06%
Stonewdd Global (BVI) Limited(8)	2,110,333	5.69%
LIQUOR ALLIANCE HOLDINGS LIMITED(9)	4,569,095	12.31%
Executive Officers and Directors
Jinlong Yang(6)	5,400,000	14.60%
Jingwei Zhang	-	-
Zhuo Wang (7)	2,250,000	9.8%
Mikael Charette	-	-
Yuzhou Wang	-	-
To Wai Suen	-	-
All directors and executive officers as a group (6 individuals)	7,650,000	20.61%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

(2)	Applicable percentage of ownership is based on 37,106,322 ordinary shares outstanding as of the date of this annual report.

(3)	Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director of Alpha Global (BVI) Limited, a limited company formed under the laws of the British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited. The address of Alpha Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Gui Ling Guo, a director and Vice Chair of the board of directors of MingZhu and mother of Zhuo Wang, our director, is the sole shareholder and director of Excelsior Investment Limited, a limited company incorporated under the laws of Hong Kong, and holds the voting and dispositive power over the ordinary shares held by Excelsior Investment Limited. The address of Excelsior Investment Limited is FLAT/RM 6 8/F, K Wah Centre, 191 Java Road North Point, Hong Kong.

(5)	Zhuo Wang, our director, is a director and holder of 86% of the outstanding shares of Exquisite Elite Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited. The address of Exquisite Elite Limited is Vistra Corporation Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Consists of 5,400,000 ordinary shares directly held by Alpha Global (BVI) Limited, of which Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director. Mr. Yang holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited.

(7)	Consists of 2,250,000 ordinary shares directly held by Exquisite Elite Limited, of which Zhuo Wang, our director, is a director and holder of 86% of its outstanding shares. Mr. Wang holds the voting and dispositive power over the ordinary shares held by Exquisite Elite Limited.

(8)

Dongdong Wang, is the sole shareholder and director of Stonewdd Global (BVI) Limited, a limited company incorporated under the laws of British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Stonewdd Global (BVI) Limited. The address of Stonewdd Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	ZYHAN (BVI) LIMITED, is the sole shareholder of LIQUOR ALLIANCE HOLDINGS LIMITED, a limited company incorporated under the laws of British Virgin Islands, and holds the voting and dispositive power over the ordinary shares held by LIQUOR ALLIANCE HOLDINGS LIMITED. The address of LIQUOR ALLIANCE HOLDINGS LIMITED is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Related Party Balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2023	December 31, 2022
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	6,228	54,882
Mr. Hui Wang	Senior employee	Advances for operational purpose	189,222	32,839
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	233,432	709,694
Mr. Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,567,308	1,002,332
			$1,729,594	$1,799,747

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2023	December 31, 2022
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose		75,180
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	25,160	-
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	998	-
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	75,021	75,021
Lihui Wang	Manager of Feipeng	Advances for operational purpose	13,359	1,552,720
Xiangyin Guo	Manager of Zhisheng	Advances for operational purpose	5,339,035	4,405,945
Mr. Jinlong Yang	CEO	Advances for operational purpose	2,758,395	-
			$8,211,968	$6,108,866

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	Bank of China	From May 25, 2023 to May 25, 2024	$2,996,224	$2,636,677
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	Bank of China	From May 24, 2023 to May 24, 2024	523,776	460,923
Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	China Everbright Bank	From November 13, 2023 to May 12, 2024	2,112,000	1,135,411
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank	From April 28, 2023 to April 28, 2024	408,320	408,320
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	422,400	337,920
Guarantee by Mr. Lihui Wang	Bank of China	From October 20, 2023 to October 20, 2024	1,126,400	1,126,400
Guarantee by Mr. Lihui Wang	Bank of China	From January 3, 2023 to January 3, 2024	281,600	281,600
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	420,992	122,719
From August 26, 2021 to August 26, 20230Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From July 5, 2022 to July 5, 2024	101,376	72,277
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	$140,800	$75,093
			$8,533,888	$6,657,340

The collateral and guarantee made by related parties to the Company as of December 31, 2022 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2022
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	The Industrial Bank Co., Ltd.(3)	From May 9, 2022 to May 9, 2023	$347,967	$347,967
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Bank of China(6)	From May 16, 2022 to May 16, 2023	4,059,618	3,340,486
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank(4)	From November 23, 2022 to November 22, 2023	2,174,796	2,087,804
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank(5)	From April 28, 2022 to April 28, 2023	420,460	420,460
Guarantee by Mr. Dongdong Wang and his Spouse	Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	289,973	289,973
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 18, 2022 to May 17, 2023	376,965	376,965
Guarantee by Mr. Lihui Wang	Bank of China(6)	From January 3, 2022 to January 3, 2023	289,973	289,973
Guarantee by Mr. Lihui Wang	Bank of China(6)	From September 2022 to September 2023	1,159,891	1,159,891
			$10,285,333	$8,313,519

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

Ordinary Shares

We are authorized to issue 50,000,000 ordinary shares of par value $0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with the amended and restated memorandum and articles of association.

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

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors. A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction. A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

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

Indemnification

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arising from dishonesty of such directors or officers are a consequence of willful default or fraud.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arising from dishonesty of such directors or officers are a consequence of willful default or fraud.

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

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote.

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

Share Purchase Agreement with Alliance BVI

On May 26, 2023, the Company entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Alliance BVI for approximately $21,292,948, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive cash in the amount of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023 and 2024, respectively.

On May 26, 2022, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Alliance BVI, and we issued 4,569,095 ordinary shares to the sellers.

VIE Termination Agreement with Cheyi WFOE

On December 30, 2023, Cheyi WFOE, Cheyi Network and Cheyi Network’s shareholders executed a VIE Termination Agreement to terminate the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking.

Securities Purchase Agreement with certain investors

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per share (the “Financing”). The Purchase Agreement contains customary representations and warranties by the Company and customary closing conditions. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

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

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008 and was amended on December 25, 2014 and became effective on January 1, 2014. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, pursuant to the Announcement of the State Taxation Administration on Promulgation of the Administrative Measures on Entitlement of Non-resident Taxpayers to Tax Treaty Benefits (or Circular 35) which was issued on October 14, 2019 and became effective on January 1, 2020, non-resident taxpayers claiming tax treaty benefits shall adopt the method of “making independent judgment, declaring claims and retaining the relevant materials for future inspection”. Where a non-resident taxpayer deems that it satisfies the criteria for entitlement to tax treaty benefits, it may, at the time of filing tax return or making withholding declaration through a withholding agent, enjoy tax treaty benefits, and simultaneously compile and retain the relevant materials pursuant to the provisions of this circular for future inspection, and be subject to follow-up administration by the tax authorities. There are also other conditions to qualify for such a reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, MingZhu HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the wholly foreign-owned enterprises, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements, we have for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our units, ordinary shares and warrants by a U.S. Holder, as defined below. For U.S. federal income tax purposes, the holder of a unit generally should be treated as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below with respect to actual holders of ordinary shares and warrants should also apply to holders of units (as the deemed owners of the underlying ordinary shares and warrants that comprise the units). This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes, and holders who purchased units in this offering and assumes any distributions on our ordinary shares will be paid in U.S. dollars. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you if we were or became a PFIC.

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

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. We are exposed to fixed interest rate risk principally from equipment notes and mortgages. As of December 31, 2023, we had bank borrowings totaling $7,321,916 comprised of $7,321,916 variable rate borrowings and $nil fixed rate borrowings. As of December 31, 2022, we had bank borrowings totaling $10,862,622 comprised of $10,862,622 variable rate borrowings and $nil fixed rate borrowings.  Accordingly, holding other variables constant (including borrowing levels), the Group’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2023, 2022 and 2021 would decrease/increase by approximately $70,000, $90,000 and $18,000, respectively. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

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

On May 26, 2023, we acquired 100% shares outstanding of the Alliance BVI, and we issued 4,569,095 ordinary shares to the sellers.

On April 16, 2024, the Company closed a private placement by selling 5,000,000 ordinary shares.

On April 18, 2024, the Company issued 4,576,950 ordinary shares under 2024 Incentive Plan.

The Company has 37,106,322 ordinary shares outstanding as of the date of this annual report.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mikael Charette, Yuzhou Wang and To Wai Suen serve as members of our Audit Committee. Mr. Suen serves as the chair of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Suen possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assessing the qualification of, our independent auditor, and engaging such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approving in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviewing with management and the independent auditors the results of the annual audit and reviewing of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and reporting to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and making recommendations to our board of directors regarding corporate governance issues and policy decisions.

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

	For the Fiscal Years Ended
	December 31,
	2023	2022
Audit Fees	$140,000	$140,000
Audit-Related Fees	30,000	30,000
Tax Fees	-	-
All Other Fees	-	-
Total	$170,000	$170,000

Audit fees represent the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. We dismissed Friedman LLP on May 17, 2021 and we had appointed Audit Alliance LLP as successor auditor of the Company on May 17, 2021 and for the fiscal years ended December 31, 2023, 2022 and 2021.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-46.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992https://www.sec.gov/cgi-bin/browse-edgar?filenum=333-233992&action=getcompany), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant. filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
8.1**	List of Subsidiaries of the Registrant

Exhibit No.	Description of document
10.1*	Share Purchase Agreement, dated as of May 26, 2023, by and among Mingzhu logistics and sellers named therein filed as Exhibit 10.1 to the Form 6-K filed with the SEC on May 30, 2023.
10.2*	Lock-up Agreement, dated as of May 26, 2023, by and among Mingzhu Logistics and sellers named therein filed as Exhibit 10.2 to the Form 6-K filed with the SEC on May 30, 2023.
10.3*	Non-Competition and Non-Solicitation Agreement, dated as of May 26, 2023, by and among Mingzhu Logistics and sellers named therein filed as Exhibit 10.3 to the Form 6-K filed with the SEC on May 30, 2023.
10.4**	Master Exclusive Service Agreement, dated May 1, 2023, by and between Xiamen Alliance Management Consulting Co., Ltd. and Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.5**	Business Cooperation Agreement, dated May 1, 2023, by and between Xiamen Alliance Management Consulting Co., Ltd. and Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.6**	Proxy Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.7**	Exclusive Option Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.8**	Equity Interest Pledge Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.9**	Letter of Confirmation and Undertaking, dated May 1, 2023, by shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd.
10.10*	VIE Termination Agreement, dated December 30, 2023, by and among Ningbo Cheyi Enterprise Consulting Co., Ltd., Zhejiang Cheyi Network Technology Co., Ltd. and shareholders of Zhejiang Cheyi Network Technology Co., Ltd. filed as Exhibit 10.1 to the Form 6-K filed with the SEC on January 5, 2024.
11*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1**	Clawback Policy
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed herewith.
***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer and Director

Date: May 15, 2024

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MingZhu Logistics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MingZhu Logistics Holdings Limited. and subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of (loss) income and comprehensive (loss) income , changes in shareholders’ equity, and cash flows for each of three years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

May 15, 2024

PCAOB ID Number 3487

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2022
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,676,382	$3,853,468
Accounts receivable, net of allowance for credit losses	31,566,845	16,100,703
Prepayments	17,261,010	7,033,669
Other receivables	184,942	60,226
Loans receivable	29,156,394	27,150,487
Amount due from related parties	1,996,190	1,799,747
Assets held for sale, current	-	10,252,085
Total current assets	83,841,763	66,250,385

NON-CURRENT ASSET
Property and equipment, net	1,462,795	1,459,760
Deferred tax assets	105,845	238,228
Deposits	834,307	922,434
Goodwill	41,109,592	19,079,839
Assets held for sale, non-current	-	9,348,639
Total non-current asset	43,512,539	31,048,900
Total assets	$127,354,302	$97,299,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$6,809,651	$9,355,398
Accounts and notes payable	18,431,506	6,932,212
Other payables and accrued liabilities	33,568,108	14,300,067
Amount due to related parties	8,211,968	6,108,866
Tax payable	2,199,851	2,374,260
Current maturities of long-term bank borrowings	391,178	586,935
Current portion of financing obligations	9,529	52,584
Current maturities of loans from other financial institutions	13,054,470	-
Liabilities held for sale, current	-	8,074,978
Total current liabilities	82,676,261	47,785,299

NON-CURRENT LIABILITIES
Long-term bank borrowings	121,088	253,352
Liabilities held for sale, non-current	-	1,158,642
Total non-current liabilities	121,088	1,411,994
Total liabilities	82,797,349	49,197,293

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 27,529,372 and 22,960,277 shares issued and outstanding as of December 31, 2023 and 2022, respectively	27,529	22,960
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,220,949	41,734,546
Statutory reserves	890,021	1,036,841
Retained earnings	4,901,797	7,704,538
Accumulated other comprehensive loss	(1,636,257)	(1,549,807)
Total shareholders’ equity	44,556,953	48,101,992
Total liabilities and shareholders’ equity	$127,354,302	$97,299,285

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2023	2022	2021
	USD	USD	USD
Revenues	$89,002,243	$63,515,071	$17,358,914

Costs and expenses
Costs of trucking services	66,540,754	34,789,989	15,428,131
Costs of liquor distributions	48,238	-	2,050,954
Costs of car owner services	19,339,145	26,009,485
General and administrative expenses	1,865,856	2,706,303
Sales and marketing expenses	359,352	109,346	367,633
Total costs and expenses	88,153,345	63,615,123	17,846,718

Income (loss) from operations	848,898	(100,052)	(487,804)

Other (expenses) income
Interest expenses	(450,323)	(789,306)	(396,188)
Other expenses	(33,372)	(45,522)	(360,032)
Other income	268,454	1,102,722	441,025
Total other expenses, net	(215,240)	267,894	(315,195)

Income (loss) before income taxes	633,658	167,842	(802,999

Provision for income taxes	268,567	226,169	135,414

Net income (loss) from continuing operations	365,091	(58,327)	(938,413)

Discontinued operations
Loss on disposal of discontinued operations	(7,437,854)	-	-
Income taxes expenses from discontinued operations	(5,357)	(303,873)	-
Income/(loss) from discontinued operations	(2,501,640)	2,258,388	-
(Loss)/income from discontinued operations (including loss on disposal of $7,437,854)	(9,944,851)	1,954,515	-

Net income (loss)	(9,579,760)	1,896,188	(938,413)

Other comprehensive income (loss)
Foreign currency translation adjustment	(86,450)	(1,409,431)	(640,974)
Comprehensive income (loss)	$(9,666,210)	$486,758	$(1,579,387)

Weighted average shares used in computation:
Basic	25,701,734	21,429,877	19,035,038
Diluted	25,157,299	20,885,442	15,237,432

Basic earnings (loss) per share:
Continuing operations	$0.01	$-	$(0.05)
Discontinued operations	(0.38)	0.09	-
Earnings per share - basic	$(0.37)	$0.09	$(0.05

Diluted earnings (loss) per share:
Continuing operations	$0.01	-	$(0.06)
Discontinued operations	(0.39)	0.09	-
Earnings per share - diluted	$(0.38)	$0.09	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290
Issuance of shares	6,780,237	6,780	-	21,971,931	-	-	-	21,978,711
Net (loss) for the year	-	-	-	-	-	(938,413)	-	(938,413)
Foreign currency translation adjustment	-	-	-	-	-	-	(640,974)	(640,974)
Appropriation to statutory reserves	-	-	-	-	38,262	(38,262)	-	-

BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$35,796,751	$916,148	$5,929,043	$(140,376)	$41,673,614
Net income for the year	-	-	-	-	-	1,896,188	-	1,896,188
Foreign currency translation adjustment	-	-	-	-	-	-	(1,409,431)	(1,409,431)
Appropriation to statutory reserves	-	-	-	-	120,693	(120,693)	-	-
Issuance of shares for acquisition	3,826,000	3,826	-	5,937,795	-	-	-	5,941,621

BALANCE, December 31, 2022	22,960,277	$22,960	$(847,086)	$41,734,546	1,036,841	$7,704,538	$(1,549,807)	$48,101,992
Net loss for the year		-	-	-	-	(9,579,760)	-	(9,579,760)
Foreign currency translation adjustment	-	-	-	-	-	-	(86,450)	(86,450)
Appropriation to statutory reserve	-	-	-	-	(146,820)	146,820	-	-
Issuance of shares for acquisition	4,569,095	4,569	-	(513,597)	-	-	-	(509,028)
Effect of discontinued operation on equity		-	-	-	-	6,630,199	-	6,630,199
BALANCE, December 31, 2023	27,529,372	$27,529	$(847,086)	$41,220,949	$890,021	$4,901,797	$(1,636,257)	$44,556,953

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2022	2021
	USD	USD	USD
			Reclassification
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(9,579,760)	$1,896,188	$(938,413)
Net loss/(income) from discontinued operations, net of tax	9,944,851	(1,954,515)	-
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:		-
Loss (Gain) on disposals of equipment	(89,943)	679,635	(25,070)
Allowance for credit losses	(521,454)	814,882	140,204
Written-off of allowance for credit losses	-	-	136,602
Amortization of deferred financing fees	106	223,904	55,640
Depreciation for property and equipment	878,565	2,193,898	1,438,310
Deferred income tax (benefit) expenses	(115,593)	(187,201)	(2,832)
Changes in operating assets and liabilities:		-
Accounts receivable	(15,080,021)	(370,912)	1,633,476
Prepayments	(8,861,530)	4,446,773	(3,838,690)
Other receivables	(89,881)	7,335,742	3,444,875
Loans receivable	(3,040,646)	(16,621,319)	(11,070,827)
Deposits	77,456	(99,445)	(9,470,731)
Accounts payable	11,118,176	1,686,462	(874,843)
Other payables and accrued liabilities	3,117,965	(6,833,769)	(2,989,501)
Tax payables	(109,648)	126,848	(1,422,362)
Net cash provided/(used in) by continuing operating activities	(12,351,357)	(6,662,829)	(23,784,162)
Net cash provided/(used in) by discontinued operating activities	2,271,892	2,708,874	-
Net cash provided/(used in) operating activities	(10,079,465)	(3,953,955)	(23,784,162)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	-	(12,243)	(199,481)
Proceeds from disposal of equipment	89,950	24,906	-
Cash from acquisition of subsidiary	-	2,714,240	1,477,065
Net cash provided/(used in) by continuing investing activities	89,950	2,726,903	1,277,584
Net cash provided/(used in) by discontinued investing activities	-	-	-
Net cash provided/(used in) investing activities	89,950	2,726,903	1,277,584
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	2,896,570	20,528,594	6,665,840
Repayment of short-term bank borrowings	(5,178,651)	(17,070,793)	(7,433,187)
Proceeds from long-term bank borrowings	242,864	444,345	465,059
Repayment of long-term bank borrowings	(547,485)	(92,594)	(22,146)
Proceeds from other financial institutions	14,290,807	-	-
Repayments of loans from other financial institutions	(1,250,461)	-	(300,279)
Repayments of obligations under finance leases	(40,151)	(417,165)	(98,972)
Amounts advanced from related parties	3,672,219	949,020	6,787,477
Repayments to related parties	(2,047,951)	(1,455,845)	(7,864,254)
Proceeds from private placement	-	-	18,465,009
Net cash provided/(used in) by continuing financing activities	12,037,761	2,885,562	16,664,547
Net cash provided/(used in) by discontinued financing activities	(3,484,697)	(2,092,305)	-
Net cash provided/(used in) financing activities	8,553,064	793,257	16,664,547
Effect of exchange rate change on cash and restricted cash	(8,585)	368,989	(11,477)
Net (decrease) increase in cash and restricted cash	(1,682,571)	(64,806)	(5,853,508)
Cash, restricted cash at beginning of the year	5,687,311	5,752,117	11,605,625
Cash, restricted cash at end of the year	4,004,740	$5,687,311	5,752,117
Less: Cash and restricted cash of discontinued operations at end of the year	328,358	1,834,006	-
Cash and restricted cash of continuing operations at end of the year	$3,676,382	$3,853,305	$5,752,117

Supplemental disclosure of cash flow information:
Interest paid	$611,713	$290,107	$396,187
Income tax paid	$195,237	$77,177	$1,435,366

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$52,977	$-	$102,054
Uncollected receivable from disposal of revenue equipment	$-	$-	$175,215

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

On December 30, 2023, the Company disposed the entirety of its interest in Cheyi Network, which conduct car-hailing and driver management services, by entering into a VIE Termination Agreement whereby the Cheyi WFOE and Cheyi terminated the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. Following the termination, the Company received no new income from Cheyi BVI and had no further involvement or continuing influence over its operations. Effective December 30, 2023, on the date of termination, he Company determined that the Company met the “held for sale” criteria and the “discontinued operations” criteria in accordance with Financial Accounting Standard Boards (“FASB”) Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, (“FASB ASC 205”). Please refer to Note 3, “Discontinued Operations” for further information about the discontinued businesses. The Consolidated Financial Statements were restated for all periods presented to reflect the discontinuation of the car-hailing and driver management services business in accordance with FASB ASC 205. The discussion in the notes to these Consolidated Financial Statements, unless otherwise noted, relate solely to the Company’s continuing operations.

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

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest, management conducted a review to reassess whether they identified all the assets acquired and all the liabilities assumed and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired. According to ASC 820, the fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. According to ASC 820-10-35-41, the valuation of shares issued in the acquisitions and purchase consideration is recognized on the quoted trading price of the Company’s ordinary shares on the date of acquisitions. The quoted closing prices for the Company’s ordinary shares on NASDAQ on the dates of the acquisitions of Cheyi BVI was $2.12 per share.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities
Accounts receivable, net	$216,572
Prepayments	575,913
Others receivable	4,761,164
Equipment, net	9,980,931
Deferred tax assets	10
Deposits	595,149
Short-term bank borrowings	(1,647,679)
Accounts and notes payable	(803,784)
Others payable and accrued liabilities	(1,631,611)
Tax payable	(1,859,485)
Capital lease and financing obligations	(2,351,104)
Total identifiable net assets	7,836,077
Add: Goodwill	14,157,570
Total purchase price for acquisition net of $1,477,065 of cash	$21,993,647

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

On May 26, 2023, the Company entered into a Share Purchase Agreement with the Alliance BVI, which is engaged in liquor distribution via its VIE, and each of the shareholders of the Alliance BVI. Under terms of the share purchase agreement, the Company shall pay $21,292,948 in exchange for 100% equity of Alliance BVI. Of the total consideration to be paid, $5,208,768 shall be paid in form of 4,569,095 newly issued ordinary shares of the Company, representing $1.14 per ordinary share of the Company upon closing. In addition, a cash earnout of $8,042,090 shall be paid if Alliance BVI achieves a net income target threshold of $2.0 million during the calendar year of 2024 and 2025, respectively.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Prepayments	$1,587,580
Other receivables	106,839
Inventory	29,846
Property and equipment, net	868,434
Others payable and accrued liabilities	(3,326,020)
Tax payable	(3,483)
Total identifiable net liabilities	(736,805)
Goodwill	22,029,753
Total purchase price for acquisition net of $0 of cash	$21,292,948

The Company has included the operating results of Alliance BVI in its consolidated financial statements since the Acquisition Date. $1,154,091 in net sales and $427,171 in net income of Alliance BVI were included in the consolidated financial statements for the years ended December 31, 2023.

As of December 31, 2022, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 27,529,372.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Cheyi (BVI) Limited (“Cheyi BVI”)	● ● ●	A British Virgin Islands company Incorporated on September 29, 2021 A holding company	100% directly owned by MingZhu Cayman

Cheyi (Hong Kong) Limited (“Cheyi HK”)	● ● ●	A Hong Kong company Incorporated on October 22, 2021 A holding company	100% directly owned by Cheyi BVI

Ningbo Cheyi Corporate Information Consulting Co., Ltd. (“Ningbo Cheyi” or Cheyi WFOE)	● ● ●	A PRC limited liability company Incorporated on November 2, 2021 A holding company	100% directly owned by Cheyi HK

Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

Liquor Alliance Investment (BVI) Limited (“Alliance BVI”)	● ● ●	A British Virgin Islands company Incorporated on April 28, 2023 A holding company	100% directly owned by MingZhu Cayman

Alliance Liquor Investment (HK) Limited (“Alliance HK”)	● ● ●	A Hong Kong company Incorporated on March 17, 2023 A holding company	100% directly owned by Alliance BVI

Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”)	● ● ●	A PRC limited liability company Incorporated on May 5, 2023 A holding company	100% directly owned by Alliance HK

Xiamen Alliance Liquor Industry Group Co., Ltd.(“Liquor Alliance”)	● ● ●	A PRC limited liability company Incorporated on November 24, 2021 A liquor distributor	100% directly owned by Alliance WFOE

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, the fair value of the reporting unit for the goodwill impairment test, allowance for credit losses, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

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

For the purpose of presenting the financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.0999, 6.8972 and 6.3726 as of December 31, 2023, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.0809, 6.7290 and 6.4508 for the years ended December 31, 2023, 2022 and 2021, respectively.

For the purpose of presenting the financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8109, 7.8015 and 7.7996 as of December 31, 2023, 2022 and 2021, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8292, 7.8306 and 7.7727 for the years ended December 31, 2023, 2022 and 2021, respectively.

Cash

Cash comprises of cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2023 and 2022, cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts Receivable and allowance for credit loss

Accounts receivables are stated and carried at original invoiced amount. Accounts are considered overdue after 180 days. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to opening retained earnings of $nil as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326. Upon adoption, the Company recorded $1,033,204 of recovery of credit loss for the year ended December 31, 2023.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

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

Other receivables

Other receivables primarily include short-term interest-free advances made to third parties, rental receivables and receivables for disposal of equipment. Management reviews its other receivables on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The allowance for credit losses of other receivables were insignificant as of December 31, 2022 and 2023, respectively.

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

We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheets, as of December 31, 2023 and 2022, $9,529 and $757,088 was recorded to “Current portion of capital lease and financing obligations”, respectively; $0 and $1,158,642 was recorded to “Long-term portion of capital lease and financing obligations”, respectively.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023, 2022 and 2021, no impairment of long-lived assets was recognized.

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

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value as at December 31, 2023 and 2022, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

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

Revenue Recognition

For the year ended December 31, 2023, revenues are mainly generated from provision of trucking services, car owner services, and liquor distribution services. All revenues are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

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

Disaggregated information of revenues by types are as follows:

	2023	2022	2021
Trucking services	$68,400,751	$36,461,922	$17,358,914
Car owner services	19,447,401	27,053,149	-
Liquor distribution	1,154,091	-	-
Total revenues	$89,002,243	$63,515,071	$17,358,914

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

The revenue derived from liquor distribution are primarily provided by the Liquor Alliance, which is acquired by the Company on May 26, 2023. In accordance with the ASC-805, the Company only is able to account the revenue generated by Liquor Alliance after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Liquor Alliance with reasonable estimates.

Costs of trucking services

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Costs of car owner services

The costs of car owner services mainly include technical services expenses and subcontractor fees.

Costs of liquor distribution services

The costs of liquor distribution services mainly include costs of purchasing liquor.

Sales and marketing expenses

Sales and marketing expenses primarily include advertising costs. Advertising costs are expensed as incurred and amounted to $359,352, $109,346, and $367,633 for the years ended December 31, 2023, 2022 and 2021, respectively.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $128,880, $847,666, $31,145 for the years ended December 31, 2023, 2022 and 2021, respectively.

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, liquor distribution and car owner services are generally subject to VAT at the rate of 13%, 9%, 6% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, the diluted EPS was -0.38, 0.09, and -0.06, respectively.

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

Segment Reporting

Before the completion of acquisition of Alliance BVI, Yinhua and Feipeng BVI

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

After the completion of acquisition of Alliance BVI, Yinhua and Feipeng BVI

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance of the trucking business, car-hailing driver management services business car owner services business, and liquor distribution services separately and therefore, the Company has four reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Recent issued Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, ”‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are evaluating the effect this guidance will have on our segment disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

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

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2023, and 2022, substantially most of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

For the year ended December 31, 2023, three customers accounted for 17.2%, 13.9% and 10.7%. For the year ended December 31, 2022, one customer accounted for 15.6% of the Company’s total revenues. For the year ended December 31, 2021, two customers accounted for 23.0% and 13.7% of the Company’s total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, two customers accounted for 35.4% and 21.7% of the total balance of accounts receivable. As of December 31, 2022, two customers accounted for 15.2% and 10.4% of the total balance of accounts receivable. No other customer accounts for more than 10% of the Company’s accounts receivable as of December 31, 2023 and 2022, respectively.

(d)	Vendor concentration risk

For the year ended December 31, 2023, two vendors accounted for 20.5% and 10.9% of the Company’s total costs. For the year ended December 31, 2022, one vendor accounted for 11.1% of the Company’s total costs. For the year ended December 31, 2021, three subcontractors accounted for 33.4%, 18.8% and 10.3% of the Company’s total subcontracting costs. No other vendors accounts for more than 10% of the Company’s total costs for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, two vendors accounted for 40.8% and 12.7% of the total balance of accounts and notes payable. As of December 31, 2022, one vendor accounted for 18.6% of the total balance of accounts and notes payable. No other subcontractor accounts for more than 10% of the Company’s accounts and notes payable as of December 31, 2023 and 2022, respectively.

Goodwill impairment

The Company performs impairment tests on goodwill on an annual basis in accordance with US GAAP, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. A goodwill impairment loss is recognized when the carrying amount of the reporting unit is greater than its fair value. The goodwill impairment loss is calculated as the excess of the carrying amount of the goodwill over its implied fair value. During the year ended December 31, 2023 there was no goodwill impairment identified.

Goodwill arising from the acquisition of Yinhua, Feipeng BVI, and Alliance BVI. During the year ended December 31, 2022, no indicator of impairment was identified with respect to the Yinhua, Feipeng BVI, and Alliance BVI, which was acquired in December 2021, March 2022, December 2022 and May 2023.

Note 3 – Discontinued operations

Historically, the Company had a strategy of developing car-hailing and driver management services.

In the third quarter of 2023, the Company determined to dispose the car-hailing and driver management services business due to the declining performance. The disposal of the car-hailing and driver management services business represented strategic shifts of the Company and had a major impact on the Company’s financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the car-hailing and driver management services business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operations, which were included in the Company’s consolidated financial statements.

	Disposal Date	As of December 31, 2022
	USD	USD
Cash and cash equivalents	$328,358	$1,833,843
Accounts receivable, net	1,888,383	3,026,618
Prepayments	238,566	306,192
Other receivables	945,753	2,735,617
Loans receivable	3,361,151	1,472,217
Amount due from related parties	4,306,134	877,598
Assets held for sale, current	11,068,345	10,252,085
Investment in sub
Property and equipment, net	6,320,716	7,613,938
Deferred tax assets	9	9
Deposits	1,700,347	1,734,692
Assets held for sale, non-current	8,021,071	9,348,639
Total assets held for sale	$19,089,416	$19,600,724
Short-term bank borrowings	$1,158,360	$666,937
Accounts and notes payable	2,891,018	3,202,323
Other payables and accrued liabilities	2,525,421	597,037
Amount due to related parties	-	-
Tax payable	2,771,059	2,904,176
Current maturities of long-term bank borrowings	-	-
Current portion of capital lease and financing obligations	686,900	704,504
Liabilities held for sale, current	10,032,758	8,074,978
Long-term bank borrowings	687,902	1,158,642
Liabilities held for sale, non-current	687,902	1,158,642
Total liabilities held for sale	10,720,659	9,233,620

	For the years ended December 31,
	2023	2022
	USD	USD
Revenues	$12,784,074	$50,558,732
Costs of car rental services	(13,020,751)	(43,966,881)
General and administrative expenses	(869,482)	(2,940,140)
Sales and marketing expenses	(403,754)	(675,307)
Loss from operations of discontinued operations	(1,509,913)	2,976,405
Total other income (expenses), net	(60,824)	(718,017)
(Loss) income from discontinued operations before income tax expense	(1,570,737)	2,258,388
Income tax expense	(5,357)	(303,873)
Net (loss) income from discontinued operations, net of tax	$(1,576,094)	$1,954,515

	For the years ended December 31,
	2023	2022
	USD	USD
Net cash (used in)/provided by discontinued operating activities	2,271,892	2,708,874
Net cash (used in)/provided by discontinued investing activities	(3,484,697)	(2,092,305)

The following table presents the loss on disposal of discontinued operations related to the disposal of the car-hailing and driver management services business for the year ended December 31, 2023:

For the years ended December 31, 2023
USD
Cash consideration received for sale of car-hailing and driver management services business	$-
Carrying value of net assets transferred	7,437,854
Gain on disposal of discontinued operations	$(7,437,854)

Note 4 – Cash

Cash consist of the following:

	December 31, 2023	December 31, 2022
Cash on hand	$72,839	$62,616
Cash at bank	3,603,543	3,790,852
Cash	$3,676,382	$3,853,468

The following summarizes the amounts of cash disaggregated by currency denomination as of December 31, 2023 and 2022, separately in each jurisdiction in which our affiliated entities are domiciled.

	Cash held as of December 31, 2023
	USD	HKD	RMB	Total in USD
Cayman	$1,032,488	$14,540	$-	$1,047,028
BVI	$203	$8,898	$-	$9,101
Hong Kong	$61,610	$5,043	$47,794	$114,447
PRC - subsidiaries	$-	$-	$59,941	$59,941
PRC - VIEs	$-	$-	$2,445,865	$2,445,865
Total	$1,094,301	$28,481	$2,553,600	$3,676,382

	Cash held as of December 31, 2022
	USD	HKD	RMB	Total in USD
Cayman	$1,123,511	$15,504	$-	$1,139,015
BVI	$9,846	$284	$-	$10,130
Hong Kong	$262,959	$3,958	$51,212	$318,129
PRC - subsidiaries	$-	$-	$283,606	$283,606
PRC - VIEs	$-	$-	$2,102,588	$2,102,588
Total	$1,396,316	$19,746	$4,271,249	$3,853,468

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$31,931,892	$17,046,464
Allowance for doubtful accounts	-	(945,761)
Allowance for credit loss	(365,047)	-
Total accounts receivable, net	$31,566,845	$16,100,703

Movements of allowance for credit losses are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Beginning balance	$945,761	$152,768	$217,676
Adoption ASU 2016-13	365,047	-	-
Provision	(927,055)	804,613	140,204
Write off	-	-	(136,602)
Exchange rate effect	(18,706)	(11,620)	(68,510)
Ending balance	$365,047	$945,761	$152,768

Note 6 – Prepayments

Prepayments consist of the following:

	December 31, 2023	December 31, 2022
Prepayments
Prepayments - subcontracting	$4,890,716	$1,569,781
Prepayments - fuel	240,048	212,047
Prepayments - insurance	16,724	92,630
Prepayments - parts and others	71,309	54,543
Prepayments - car services	7,638,237	4,279,810
Prepayments - telecommunication services expenses	3,808,139	544,306
Prepayments - vehicles	-	57,995
Prepayments - liquor	373,281	-
Prepayments - legal	222,556	222,556
Total prepayments	$17,261,010	$7,033,669

In accordance with ASU 2016-13, prepayments, as assets measured at amortized cost, are under monitoring and measurements regarding its net value. Credit risk, industrial environment, and business relationship, considered to be the main indicators that reveals the potential loss on such assets, are integrate in the process of measurement of prepayments. Based on the results of impairment test, no impairment loss for prepayments was recognized for the years ended December 31, 2023 and 2022.

Note 7 – Other receivables

Others primarily involve the employee’s statutory social insurance. As of December 31, 2023 and 2022, the outstanding balance of such employee’s statutory social insurance were $184,942 and $60,226, respectively.

Note 8 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of December 31, 2023 and 2022, the outstanding balance of such interest-free advances were $29,156,394 and $27,150,487, respectively.

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2022
Property and equipment
Buildings and improvements	$1,065,953	$1,097,647
Computer and office equipment	1,250,616	117,390
Revenue equipment – trucking	7,966,706	9,833,295
Subtotal	10,283,275	11,048,332
Less: accumulated depreciation	(8,820,480)	(9,588,572)
Property and equipment, net	$1,462,795	$1,459,760

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 was $878,565, $2,193,898, and $1,438,310, respectively. For the year ended December 31, 2023, the Company disposed revenue equipment with cost of $1,545,903 and accumulated depreciation of $1,545,903 for proceeds of $89,950 resulting in disposal gain of $89,950. For the year ended December 31, 2022, the Company disposed revenue equipment with cost of $2,640,705 and accumulated depreciation of $1,420,491 for proceeds of $540,579 resulting in disposal loss of $679,635.

Revenue equipment under capital leases

The Company leased its revenue equipment from third parties with terms of approximately 24 to 36 months and account for as a capital lease. As of December 31, 2023, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $9,529 and $64, respectively.

Note 10 – Deposits

As of December 31, 2023, deposits primarily include payments in total of $834,307 made in advance to landlord, suppliers and financial institutions. As of December 31, 2022, deposits primarily include payments in total of $922,434 made in advance to landlord, suppliers and financial institutions.

Note 11 – Goodwill

As of December 30, 2022, the balance of goodwill represented an amount of $14,157,570 that arose from acquisition of Cheyi BVI in 2021, $5,364,709 that arose from acquisition of Yinhua in March 2022 and $13,715,130 that arose from acquisition of Feipeng BVI in December 2022.

On December 30, 2023, the Company disposed the entirety of its interest in Cheyi Network by entering into a VIE Termination Agreement whereby the Cheyi WFOE and Cheyi terminated the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. Following the termination, the Company received no new income from Cheyi BVI and had no further involvement or continuing influence over its operations. Prior to the termination, goodwill of $14,157,570 was derived from consolidating Cheyi BVI effective December 29, 2021. In accordance with ASC 350, “Intangibles-Goodwill and Other,” goodwill and other intangible assets with indefinite lives were no longer subject to amortization but were tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired prior to the sale. Effective December 30, 2023, on the date of termination, we met the criteria outlined in ASC Topic 205-20 “Discontinued Operations,” for our $14,157,570 goodwill to be reduced to $0 and the results of operations and assets and liabilities for our facilities operations segment were excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements.

A reconciliation of changes in the Company’s goodwill by reportable segment were as follows:

	Trucking services	Car-hailing and driver management services	Car owner services	Liquor distribution

Balance as at December 31, 2022	$13,715,130	$14,157,570	$5,364,709	-
Impairment	-	(14,157,570)	-	-
Arising from acquisition	-	-	-	22,029,753
Effects of exchange rate changes	-	-	-	-
Balance as at December 31, 2023	$13,715,130	$-	$5,364,709	$22,029,753

In accordance with ASU 2017-04, goodwill is tested for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that may indicate an impairment. Prior to adoption of ASU 2017-04, goodwill is tested for impairment using a two-step test. First, the fair value and the carrying amount of the reporting unit, including goodwill, are compared. If the fair value of the reporting unit is less than the carrying amount, goodwill impairment is measured as the excess amount of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill, which is calculated in the same manner that goodwill is determined in its related business combination, is the difference between the fair value of the reporting unit and the fair value of the various assets and liabilities included in the reporting unit. After careful valuation, no impairment loss for goodwill was recognized for the years ended December 31, 2023 and 2022.

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

Revenue	$50,558,732
Net income	$1,954,515

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

Acquisition of Alliance BVI

On May 26, 2023, the Company entered into a Share Purchase Agreement with the Alliance BVI, which is engaged in liquor distribution via its VIE, and each of the shareholders of the Alliance BVI. Under terms of the share purchase agreement, the Company shall pay $21,292,948 in exchange for 100% equity of Alliance BVI. Of the total consideration to be paid, $5,208,768 shall be paid in form of 4,569,095 newly issued ordinary shares of the Company, representing $1.14 per ordinary share of the Company upon closing. In addition, a cash earnout of $8,042,090 shall be paid if Alliance BVI achieves a net income target threshold of $2.0 million during the calendar year of 2024 and 2025, respectively. The total consideration of $21,292,948 was supported by an independent certified valuation institution.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Prepayments	$1,587,580
Other receivables	106,839
Inventory	29,846
Property and equipment, net	868,434
Others payable and accrued liabilities	(3,326,021)
Tax payable	(3,483)
Total identifiable net liabilities	(736,805)
Goodwill	22,029,753
Total purchase price for acquisition net of $0 of cash	$21,292,948

The Company has included the operating results of Alliance BVI in its consolidated financial statements since the Acquisition Date. $1,154,091 in net sales and $427,171 in net income of Alliance BVI were included in the consolidated financial statements for the years ended December 31, 2023.

Note 13 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2023	December 31, 2022
Other payables and accrued liabilities
Rental deposits	$1,100,301	$308,153
Salary payables	302,074	117,632
Others	20,362	107,856
Receipt in advance	6,817,197	2,758,120
Payable under acquisition	24,123,116	8,678,357
Advance for operational purpose	1,205,058	916,332
Lending with no interests	-	1,413,617
Total other payables and accrued liabilities	$33,568,108	$14,300,067

Others primarily involve the rental expenses incurred. The payable under acquisition arose from the acquisition of Yinhua, Alliance BVI, and Feipeng BVI, more details referring to Note 12 – Acquisition.

Note 14 – Credit facilities

Short-term bank borrowings

Outstanding balances of short-term bank borrowings as of December 31, 2023 and 2022 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2023	December 31, 2022
Bank of China	From May 25, 2023 to May 25, 2024	Weighted average rate of 4.5%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	-	$2,636,677	$-
Bank of China	From May 24, 2023 to May 24, 2024	Weighted average rate of 4.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	-	460,923	-
China Everbright Bank	From November 13, 2023 to May 12, 2024	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	-	1,135,411	-
Guilin Bank	From April 28, 2023 to April 28, 2024	Weighted average rate of 8.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	28-Apr-24	408,320	-
The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	-	337,920	-
Bank of China	From October 20, 2023 to October 20, 2024	Weighted average rate of 3.25%	Guarantee by Mr. Lihui Wang	-	1,126,400	-
China Construction Bank	From April 19, 2023 to April 19, 2024	Weighted average rate of 3.95%	None	19-April-23	422,400	-
Bank of China	From January 3, 2023 to January 3, 2024	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	3-Jan-24	281,600	-
The Industrial Bank Co., Ltd.	From May 9, 2022 to May 9, 2023	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	9-May-23	-	347,967
Bank of China	From May 16, 2022 to May 16, 2023	Weighted average rate of 4.5%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	16-May-23	-	3,340,486
China Everbright Bank	From November 23, 2022 to November 22, 2023	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	November 22, 2023	-	2,087,804
Guilin Bank	From April 28, 2022 to April 28, 2023	Weighted average rate of 8.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	28-Apr-23	-	420,460
Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	Weighted average rate of 5.5%	Guarantee by Mr. Dongdong Wang and his Spouse	June 8, 2023	-	289,973
Zhejiang Tailong Commercial Bank Co., Ltd.	From November 18, 2022 to May 17, 2023	Weighted average rate of 6.8%	Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	17-May-23	-	376,965
Haifa Baocheng Leasing Co., Ltd.	From September 2022 to September 2023	Weighted average rate of 8.0%	Guarantee by Zhisheng’s accounts receivable	September 21, 2023	-	1,273,857
Bank of China	From January 3, 2022 to January 3, 2023	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	3-Jan-23	-	289,973
Bank of China	From September 2022 to September 2023	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	September 20, 2023	-	1,159,891
China Construction Bank	From June 4, 2022 to June 4, 2023	Weighted average rate of 3.8525%	None	June 4, 2023	-	434,959
					$6,809,651	$10,022,335

Long-term bank borrowings

Outstanding balances of long-term bank borrowings as of December 31, 2023 and 2022 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2023	December 31, 2022
WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	-	$122,719	$343,174
WeBank Co., Ltd.	From August 26, 2021 to August 26, 2023	Weighted average rate of 16.2%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	August 26, 2023	-	176,763
Kincheng Bank of Tianjin Co., Ltd.	From July 5, 2022 to July 5, 2024	Weighted average rate of 9.0%	-	-	72,278	154,652
WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	Weighted average rate of 16.2%	-	-	75,093	165,698
WeBank Co., Ltd.	From November 6, 2023 to October 26, 2025	Weighted average rate of 17.64%	Guarantee by Mr. Jinlong Yang	-	101,376	-
WeBank Co., Ltd.	From November 6, 2023 to October 26, 2025	Weighted average rate of 18%	Guarantee by Mr. Jinlong Yang	-	140,800	-
Less: current maturities					(391,178)	(253,352)
Non-current maturities					$121,088	$586,935

The maturities schedule of long-term bank borrowings is as follow:

	As of December 31, 2023	As of December 31, 2022
Payments due by period
Less than 1 year	$391,178	$586,935
1-2 years	121,088	253,352
Total	$512,266	$840,287

Interest expenses incurred from long-term bank borrowings were and $72,449, $45,130 and $14,184 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 15 – Variable Interest Entity

Variable interest entities (“VIEs”) are entities in which equity investors lack the characteristics of a controlling financial interest.

Liquor Alliance

The Alliance BVI, which is acquired by the Company on May 26, 2023, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”) entered with Xiamen Alliance Liquor Industry Group Co., Ltd. (“Liquor Alliance”), and its shareholders, the control and benefits of Liquor Alliance were accrued to us subject to the conditions that we have satisfied for consolidation of Liquor Alliance under U.S. GAAP. Such conditions include that (i) we control Liquor Alliance through power to govern the activities which most significantly impact Liquor Alliance’s economic performance, (ii) we are contractually obligated to absorb losses of Liquor Alliance that could potentially be significant to Liquor Alliance, and (iii) we are entitled to receive benefits from Liquor Alliance that could potentially be significant to Liquor Alliance. We are regarded as the primary beneficiary of Liquor Alliance, and Liquor Alliance are treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Liquor Alliance in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

The Company believes that Liquor Alliance is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Liquor Alliance no longer have the characteristics of a controlling financial interest, and the Company, through Alliance WFOE, is the primary beneficiary of Liquor Alliance and controls Liquor Alliance’s operations. Accordingly, Liquor Alliance has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Liquor Alliance which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Liquor Alliance reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Liquor Alliance. Alliance WFOE is obligated to absorb a majority of the loss from Liquor Alliance activities and receive a majority of Liquor Alliance’s expected residual returns. In addition, Liquor Alliance’s shareholders have pledged their equity interest in Liquor Alliance to Liquor WFOE, irrevocably granted Alliance WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Liquor Alliance and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Alliance WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Liquor Alliance and the financial positions, the operating results and cash flows of Liquor Alliance and Liquor Alliance’s subsidiaries are consolidated in the Company for financial reporting purposes.

The following is a summary of VIE Agreements by and among Liquor Alliance, a subsidiary of Alliance BVI, Alliance WFOE and the shareholders of Alliance BVI. Each of the VIE Agreements is described in detail below:

Master Exclusive Service Agreement

Under the Master Exclusive Service Agreement dated May 1, 2023, Alliance WFOE has agreed to provide the following services (among others) to Liquor Alliance:

●	information consulting services regarding the business operation of Service Receiving Parties;

●	public relation services;

●	market investigation, research and consulting services;

●	Leasing, assignment or disposal of properties;

●	recruiting, managing and training of necessary personnel to sustain the business operation;

●	marketing channel to cooperate with business-relating third-party platforms;

●	customer order management and customer services;

●	mid or short-term market development and market planning services;

●	human resource management and internal information management;

●	Design, installation, daily management, maintenance and updating of network system, hardware and database design, and/or other services determined from time to time by Liquor Alliance according to the need of business and capacity of the Alliance WFOE.

This agreement was effective from May 1, 2023 and will continue to be effective unless it is terminated by written notice of Alliance WFOE.

Business Cooperation Agreement

Under the Business Cooperation Agreement entered into by Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, all parties agreed that without obtaining Alliance WFOE ’s prior written consent, the Liquor Alliance and shareholders of Liquor Alliance shall cause each of Liquor Alliance not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Liquor Alliance and shareholders of Liquor Alliance shall cause Liquor Alliance to accept suggestions raised by Alliance WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Liquor Alliance and its subsidiaries and Liquor Alliance and its subsidiaries shall strictly abide by and perform accordingly.

Equity Interest Pledge Agreement

The shareholders of Liquor Alliance entered into an Equity Pledge Interest Agreement with Alliance WFOE, dated May 1, 2023. Under such equity pledge agreement, each of the shareholders of Liquor Alliance pledged its respective equity interest in Liquor Alliance to Alliance WFOE to secure such shareholder’s obligations under the Exclusive Option Agreement, Proxy Agreement, Master Exclusive Service Agreement, and Letter of Confirmation and Undertaking.

Each of such shareholders further agreed not to transfer or pledge his or her respective equity interest in Liquor Alliance without the prior written consent of Alliance WFOE. The equity pledge agreement will remain effective until the shareholders fulfill their obligations and Alliance WFOE discharges all the shareholders’ obligations under these VIE Agreements in writing.

Exclusive Option Agreement

Under the Exclusive Option Agreement entered into by Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, the shareholders of Liquor Alliance granted Alliance WFOE or its designee an option to purchase all or a portion of their respective equity interest in Liquor Alliance for the RMB 1.

Each of shareholders of Liquor Alliance agreed that, as of the effective date of this agreement, but before the transfer of all or part of the Liquor Alliance’s equity interest to Liquor Alliance WFOE, if the shareholders obtain dividends, bonuses or residual property from Liquor Alliance, the shareholders shall transfer all the income (after tax) to Alliance WFOE.

The exclusive option agreement shall remain in effect until all of the equity interests in or assets of Liquor Alliance have been acquired by Alliance WFOE or its designee, and upon the condition that Alliance WFOE and its subsidiaries, branches can engage in the business of Liquor Alliance legally.

Alliance WFOE has the right to unilaterally terminate this agreement immediately by sending written notices to Liquor Alliance and the shareholders of Liquor Alliance at any time without liability for the breach. Unless otherwise mandatory by Chinese law, Liquor Alliance and its shareholders has no right to unilaterally terminate this agreement.

Proxy Agreement

Under the Proxy Agreement among Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, each of the shareholders of Liquor Alliance has agreed to irrevocably entrust Alliance WFOE or its designee to represent it to exercise all the shareholders’ rights to which it is entitled as a shareholder of Liquor Alliance.

The Proxy Agreement is irrevocable and shall remain effective until upon the instruction of Alliance WFOE.

Letter of Confirmation and Undertaking

Each shareholder of Liquor Alliance had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Liquor Alliance confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Liquor Alliance held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Liquor Alliance will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on May 1, 2023.

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

The Company’s ability to conduct its liquor distribution business that specializes in liquor distribution may be negatively affected if the PRC government was to carry out any aforementioned actions.

Zhisheng

The Yinhua, which is acquired by the Company on March 14, 2022, operates business mainly through its variable interest entities (“VIE”) in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of the VIE Agreements that our Zhejiang Caiyunlian Technology Co., Ltd. (“Yinhua WFOE”) entered with Hainan Zhisheng Car Services Co., Ltd. (“Zhisheng”), and its shareholders, the control and benefits of Zhisheng were accrued to us subject to the conditions that we have satisfied for consolidation of Zhisheng under U.S. GAAP. Such conditions include that (i) we control Zhisheng through power to govern the activities which most significantly impact Zhisheng’s economic performance, (ii) we are contractually obligated to absorb losses of Zhisheng that could potentially be significant to Zhisheng, and (iii) we are entitled to receive benefits from Zhisheng that could potentially be significant to Zhisheng. We are regarded as the primary beneficiary of Zhisheng, and Zhisheng is treated as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Zhisheng in our consolidated financial statements for accounting purposes in accordance with U.S. GAAP.

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

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Yinhua WFOE, Zhisheng and the shareholders of Zhisheng, dated January 22, 2022, all parties agreed that without obtaining Yinhua WFOE ’s prior written consent, Zhisheng shall not, and each of the Zhisheng and shareholders of Zhisheng shall cause each of Zhisheng and its subsidiaries not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Zhisheng and shareholders of Zhisheng shall cause Zhisheng and its subsidiaries to accept suggestions raised by Yinhua WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Zhisheng and its subsidiaries and Zhisheng and its subsidiaries shall strictly abide by and perform accordingly.

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

Letter of Confirmation and Undertaking

Each shareholder of Zhisheng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Zhisheng confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Zhisheng held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Zhisheng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on January 22, 2022.

Consent Letter

Each spouse of shareholder of Zhisheng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Zhisheng confirmed and agreed that the equity interest in the Zhisheng held by each shareholder of Zhisheng is her or his individual property not the joint property, which each shareholder of Zhisheng is entitled to dispose of on her or his own.

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

Business Cooperation Agreement

Under the Exclusive Option Agreement entered into by Feipeng WFOE, Feipeng and the shareholders of Feipeng, dated December 20, 2022, all parties agreed that without obtaining Feipeng WFOE ’s prior written consent, Feipeng shall not, and each of the Feipeng and shareholders of Feipeng shall cause each of Feipeng and its subsidiaries not to engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Feipeng and shareholders of Feipeng shall cause Feipeng and its subsidiaries to accept suggestions raised by Feipeng WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Feipeng and its subsidiaries and Feipeng and its subsidiaries shall strictly abide by and perform accordingly.

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

Letter of Confirmation and Undertaking

Each shareholder of Feipeng had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Feipeng confirmed the undertaking and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Feipeng held by him or her upon his or her death, incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Feipeng will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on December 20, 2022.

Consent Letter

Each spouse of shareholder of Feipeng had signed a Consent letter. Under Consent Letter, each spouse of shareholder of Feipeng confirmed and agreed that the equity interest in the Feipeng held by each shareholder of Feipeng is her or his individual property not the joint property, which each shareholder of Feipeng is entitled to dispose of on her or his own.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are consolidation of the financial position, operation and cash flow of the Company’s subsidiaries, VIE and VIE’s subsidiaries. The Company has not provided any financial support to Cheyi Network, Zhisheng, Feipeng and Alliance for the years ended as of December 31, 2023 and 2022.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIEs, the subsidiaries of the VIEs and the Company and its subsidiaries, are as follows:

	As of	As of
	December 31,	December 31,
	2023	2022
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,445,865	2,102,586
Accounts receivable, net	28,997,596	14,598,565
Prepayments	13,999,898	5,381,729
Other receivables	130,349	41,268
Loans receivable	-	249,377
Amount due from related parties	189,222	-
Total current assets	45,762,930	22,373,525

NON-CURRENT ASSET
Property and equipment, net	659,569	123,446
Deferred tax assets	88,672	15,166
Deposits	660,239	610,323
Total non-current asset	1,408,480	749,004
Total assets	$47,171,410	$23,122,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$1,830,400	$3,158,680
Accounts and notes payable	13,673,612	3,307,085
Other payables and accrued liabilities	6,829,338	3,597,133
Amount due to related parties	4,849,607	5,958,665
Tax payable	1,229,697	1,270,466
Current portion of capital lease and financing obligations	13,054,470
Total current liabilities	41,467,124	17,292,029

LIABILITIES
Total liabilities	-

SHAREHOLDERS’ EQUITY
Ordinary shares	-	-
Additional paid-in capital	1,591,040	1,638,346
Statutory reserves	448,003	68,440
Retained earnings	3,719,832	4,158,803
Accumulated other comprehensive (loss) income	(54,589)	(35,089)
Total shareholders’ equity	5,704,286	5,830,500
Total liabilities and shareholders’ equity	$47,171,410	$23,122,529

	For the Years Ended December 31,
	2023	2022
Revenues	$64,376,185	$27,053,149
Net (loss) income	$985,311	$2,487,522

	For the Years Ended December 31,
	2023		2022
Net cash flows from operating activities	$		$
Net cash flows from investing activities		$2,445,865	$
Net cash flows from financing activities		$45,762,929	$(10,574,884)

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

Note 16 – Leases

As of December 31, 2022, the Company has finance lease commitments for revenue equipment summarized for the following fiscal years:

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

As the Company terminated the VIE agreement with Cheyi Network, all finance lease commitments were terminated and excluded from the Company’s balance sheets. As of December 31, 2023, the balance of finance lease obligations is $9,529.

The total future minimum lease payments under the non-cancellable operating lease with respect to the offices December 31, 2023 are payable as follows:

12 months ending December 31,
2023	449,364
2024	-
Future minimum operating lease payments	$449,364

Rental expense of the Company for the years ended December 31, 2023, 2022 and 2021 were $420,265 $306,396 and $111,024, respectively.

Note 17 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2023	December 31, 2022
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	$6,228	$54,882
Mr. Hui Wang	Senior employee	Advances for operational purpose	189,222	32,839
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	233,432	709,694
Mr. Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,300,712	1,002,332
			$1,729,594	$1,799,747

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2023	December 31, 2022
Mr. Zuojie Dai	Manager of MingZhu Pengcheng	Advances for operational purpose		75,180
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	25,160	-
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	998	-
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	75,021	75,021
Lihui Wang	Manager of Feipeng	Advances for operational purpose	13,359	77,540
Xiangyin Guo	Manager of Zhisheng	Advances for operational purpose	5,339,035	5,881,125
Mr. Jinlong Yang	CEO	Advances for operational purpose	2,758,395	-
			$8,211,968	$6,108,866

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	Bank of China	From May 25, 2023 to May 25, 2024	$2,996,224	$2,636,677
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his familiy members	Bank of China	From May 24, 2023 to May 24, 2024	523,776	460,923
Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	China Everbright Bank	From November 13, 2023 to May 12, 2024	2,112,000	1,135,411
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank	From April 28, 2023 to April 28, 2024	408,320	408,320
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	422,400	337,920
Guarantee by Mr. Lihui Wang	Bank of China	From October 20, 2023 to October 20, 2024	1,126,400	1,126,400
Guarantee by Mr. Lihui Wang	Bank of China	From January 3, 2023 to January 3, 2024	281,600	281,600
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	420,992	122,719
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From July 5, 2022 to July 5, 2024	101,376	72,277
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	$140,800	$75,093
			$8,533,888	$6,657,340

The collateral and guarantee made by related parties to the Company as of December 31, 2022 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2022
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	The Industrial Bank Co., Ltd.(3)	From May 9, 2022 to May 9, 2023	$347,967	$347,967
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Bank of China(6)	From May 16, 2022 to May 16, 2023	4,059,618	3,340,486
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by a property owned by Mr. Jinlong Yang and two properties owned by Mr. Jinlong Yang’s family members	China Everbright Bank(4)	From November 23, 2022 to November 22, 2023	2,174,796	2,087,804
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank(5)	From April 28, 2022 to April 28, 2023	420,460	420,460
Guarantee by Mr. Dongdong Wang and his Spouse	Zhejiang Mintai Commercial Bank	From June 30, 2022 to June 8, 2023	289,973	289,973
Guarantee by Mr. Dongdong Wang, Mr. Dongdong Wang’s Spouse and five employees	Zhejiang Tailong Commercial Bank Co., Ltd. (2)	From November 18, 2022 to May 17, 2023	376,965	376,965
Guarantee by Mr. Lihui Wang	Bank of China(6)	From January 3, 2022 to January 3, 2023	289,973	289,973
Guarantee by Mr. Lihui Wang	Bank of China(6)	From September 2022 to September 2023	1,159,891	1,159,891
			$9,119,643	$8,313,519

Note 18 – Loans from other institution

Outstanding balances of loans from other financial institutions, which mainly includes the loan from Shenzhen Ronghui Commercial Factoring Co. Ltd. (“Ronghui”), as of December 31, 2023 and 2022 were $13,054,470 and $nil, respectively. Loans were pledged by accounts receivables of Zhisheng. The interest rate of these loans are 10% per annum, and the loan term was from the date on which the Ronghui pays the amount for the receivables into the bank account of Zhisheng, to the date on which the receivable becomes due. Normally, the payment term is within three months. Interest expenses incurred from loans from other financial institutions for the year ended December 31, 2023, 2022 and 2021 were $54,981, $nil and $nil, respectively.

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

Significant components of the income tax expense consisted of the following for the years ended December 31,

	2023	2022	2021
Current income tax expense	$356,970	$428,915	$138,246
Deferred income tax (benefit) expense	(88,403)	(202,746)	(2,832)
Total	$268,567	$226,169	$135,414

The tax effects of temporary difference that give rise to the deferred tax assets as of December 31, 2023 and 2022 are $105,845 and $238,228, respectively. Deferred tax assets consist of the following:

	As of December 31, 2023	As of December 31, 2022
Deferred tax assets:
Allowance for credit loss and doubtful accounts	$105,845	$238,228
Net operating loss carryforwards:
PRC	162,087	62,492
HONG KONG	75,729	74,305
	343,661	375,025
Less valuation allowance	(237,816)	(136,797)
Total deferred tax assets	$105,845	$238,228

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

The Company’s net operation loss (“NOL”) was mainly from MingZhu Management’s cumulative NOL of approximately $587,000 as of December 31, 2023 which will mostly expire in 2027. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2023	December 31, 2022	December 31, 2021
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential	-57.9%	-131.9%	-13.3%
Valuation allowance deferred tax	-21.0%	-81.5%	-27.2%
Non-deductible items*	11.5%	53.6%	-1.4%
Effective tax rate	42.4%	134.8%	-16.9%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to capital market and late penalty fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023.

Value added tax

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, liquor distribution and car owner services are generally subject to VAT at the rate of 9%, 6% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2022
VAT taxes payable (credit)	$(209,380)	$626,548
Income taxes payable	2,385,897	1,635,351
Other taxes payable	23,334	112,361
Total	$2,199,851	$2,374,260

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

On May 26, 2023, the Company entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Alliance BVI for approximately $21,292,948, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive cash in the amount of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023 and 2024, respectively.

As of December 31, 2023, the authorized number of ordinary shares is 50,000,000 with a par value of $0.001 and the issued number of ordinary shares is 27,529,372.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Share subscription receivables

Share subscription receivables represent unpaid capital contribution from the Company’s shareholders of $851,045 and $847,086 as of December 31, 2023 and 2022, respectively.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $890,021 and $1,036,841 as of December 31, 2023 and 2022, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $Nil and $Nil as of December 31, 2023 and 2022, respectively.

Note 21 – Commitments and Contingencies

Lease Commitments

The Company entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023 and then extended by one year. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2023 are listed in section “Note 16 – Leases”.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for above loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. There are no other material loss contingencies than above-mentioned ones for the years ended December 31, 2023 and 2022.

Note 22 – Segment information

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance separately of four business segments as below:

●	trucking business, conducted by Mingzhu and its subsidiaries and Feipeng BVI, its subsidiaries and its VIEs;

●	car owner services business, conducted by Yinhua, its subsidiaries and its VIEs

●	liquor distribution business, conducted by Alliance BVI, its subsidiaries and its VIEs and therefore, the Company has four reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

The acquisition of Cheyi BVI, Yinhua, Alliance BVI, Feipeng BVI was completed on December 29, 2021, March 14, 2022, May 26, 2024 and December 20, 2022, in accordance with the ASC-805, the Company only is able to account the revenue generated by Cheyi BVI, Yinhua, Feipeng BVI, Alliance BVI and their subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Cheyi BVI, Yinhua, Feipeng BVI, Alliance BVI and their subsidiaries with reasonable estimates.

Segment information for the years as of December 31, 2023 and 2022 is as follows:

	As of December 31,
	2023	2022
Total assets
Trucking services	$68,400,751	$36,461,922
Car owner services	19,447,401	27,053,149
Liquor distribution	1,154,091	-
Total	$89,002,243	$63,515,071

Total Property and equipment, net
Trucking services	$843,984	$1,459,760
Liquor distribution	618,811	-
Total	$1,462,795	$1,459,760

As of December 31, 2023, the balance of goodwill represented an amount of $22,029,753 that arose from acquisition of Alliance BVI in 2023, $5,364,709 that arose from acquisition of Yinhua in March 2022 and $13,715,130 that arose from acquisition of Feipeng BVI in December 2022.

Note 23 – Subsequent events

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share (the “Financing”). The Purchase Agreement contains customary representations and warranties by the Company and customary closing conditions. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares. The issuance of the Shares was exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On March 30, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

Note 24 – Condensed financial information of the parent company (unaudited)

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

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

PARENT COMPANY BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash	$1,047,028	$1,139,015
Prepayments	222,556	222,556
Amount due from related parties	14,160,256	14,080,100
Total current assets	15,429,840	15,441,671

NON-CURRENT ASSET
Investment in subsidiaries and VIEs	45,909,984	43,791,004
Net assets held for sale		10,367,104
Total assets	$61,339,824	$69,599,779

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$16,782,871	$21,497,787

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 27,529,372 and 22,960,277 shares issued and outstanding as of December 31, 2023 and 2022, respectively	27,529	22,960
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	41,220,949	41,734,546
Statutory reserves	890,021	1,036,841
Retained earnings	4,901,797	7,704,538
Accumulated other comprehensive (loss) income	(1,636,257)	(1,549,807)
Total shareholders’ equity	44,556,953	48,101,992

Total liabilities and shareholders’ equity	$61,339,824	$69,599,779

PARENT COMPANY STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2023	2022	2021
INCOME (LOSS) OF SUBSIDIARIES	$869,028	$370,919	$(490,484)

COSTS AND EXPENSES
General and Administrative expenses	503,937	429,246	447,929
Total costs and expenses	503,937	429,246	447,929

INCOME (LOSS) FROM OPERATION	365,091	(58,327)	(938,413)

INCOME (LOSS) BEFORE INCOME TAXES	365,091	(58,327)	(938,413)

PROVISION FOR INCOME TAXES	-	-	-

NET INCOME (LOSS)	365,091	(58,327)	(938,413)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(86,450)	(1,409,431)	(640,974)
COMPREHENSIVE INCOME (LOSS)	$278,641	$(1,467,758)	$(1,579,387)

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$365,091	$(58,327)	$(938,413)
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	(869,028)	(370,919)	490,484
Prepayments	-	(1,940,031)	(4,400,661)
Net cash provided by (used in) operating activities	(503,937)	(2,369,277)	(4,848,590)

Cash flows from financing activities:
Amounts advanced from (paid to) related parties	498,401	429,245	(10,556,693)
Proceeds from private placement	-		18,465,009
Net cash provided by (used in) financing activities	498,401	429,245	7,908,316

Effect of exchange rate change on cash	(86,450)	-	2,444

Net (decrease) increase in cash	(91,986)	(1,940,032)	3,062,170
Cash at beginning of the year	1,139,014	3,079,046	16,876
Cash at end of the year	$1,047,028	$1,139,014	$3,079,046