Form 20-F
period 2024-12-31
MingZhu Logistics Holdings Ltd
filed 2025-05-15
CIK 1782037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE

(302) 738-6680

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.008 per share	YGMZ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of May 15, 2025, there were 76,679,065 ordinary shares, par value $0.008 per share, of the registrant issued and outstanding.

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

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“CAGR” refers to the estimated compound annual growth rate;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FIE” refers to a foreign-invested enterprise;

●	“FINRA” refers to the Financial Industry Regulatory Authority, Inc.;

●	“GAAP” refers to the generally accepted accounting principles in the United States;

●	“HK$”, “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

●	“initial public offering” refers to our initial public offering, in which we offered and sold an aggregate of 3,354,040 ordinary shares at an offering price of US$4.00 per share, including a partial exercise of the underwriters’ over-allotment;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act, enacted in April 2012;

●	“KPIs” refers to key performance indicators;

●	“We,” “us,” “our company,” “the company,” “our,” or similar terms used in this annual report refer to MingZhu Logistics Holdings Limited, a Cayman Islands exempted company.

●	“MingZhu” refers to Shenzhen Yangang Mingzhu Freight Industry Co., Ltd., one of our operating subsidiaries in the PRC;

●	“MOFCOM” refers to China’s Ministry of Commerce;

●	“ordinary shares” refers to our ordinary shares par value US$0.008 per share;

●	“PCAOB” refers to the Public Company Accounting Oversight Board of the United States;

●	“PFIC” refers to a passive foreign investment company;

●	“Registration Statement” refers to the registration statement we have filed with the SEC (as defined below) relating to this offering of which this annual report forms a part;

●	“RMB” or “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to China’s State Administration of Foreign Exchange;

●	“SAT” refers to China’s State Administration of Taxation;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Unit” or “Units” refer to the 3,333,335 Units of securities of the Company that were sold on March 12, 2021, with each Unit consisting of (a) one ordinary share, par value US$0.001 per share and (b) one warrant to purchase 0.75 ordinary share at an exercise price equal to $6.60, exercisable for three years and six months after the issuance date and subject to certain adjustment and cashless exercise provisions as described herein.

●	“US$,”, “$”, “dollars”, “USD” or “U.S. dollars” refer to the legal currency of the United States.

We use U.S. dollars as the reporting currency in our financial statements and in this annual report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this annual report, any Renminbi denominated amounts are accompanied by the related translations. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions - overseas investments in areas including real estate, hotels, cinemas, the entertainment industry, and sports clubs will be limited, while investments in some sectors such as gambling will be banned.

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

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors of our ordinary shares thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise (“FIE”) generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly-owned by our Hong Kong subsidiaries, YGMZ (Hong Kong) Limited (“MingZhu HK”), Alliance Liquor Investment (HK) Limited, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited. Accordingly, they may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, in February 2018, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which sets forth certain detailed factors in determining “beneficial owner” status.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to submit the report of changes through the enterprise registration system and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth. Furthermore, the foreign loan is required to be registered with the NPRC. See “4.B. Business Overview - Regulations Relating to Funds Transfer to PRC Subsidiaries.” We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations or other procedures, our ability to use funds out of PRC, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

We have historically relied on a limited number of major customers for a significant portion of our revenues, and we anticipate that such reliance will remain unchanged in the near future. During the years ended December 31, 2024, 2023 and 2022, sales to our top five customers accounted for approximately 73.6%, 55.8%, and 31.4%, respectively.

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

Although a number of our business strategies will help mitigate risks resulting from our reliance on major customers, see “4.B. Business Overview - Our Strategies”, “4.B. Business Overview - Customers - Our Relationship with Major Customers” there is no assurance that these strategies will be implemented successfully or, if implemented, fully mitigate the risks in connection with the loss of one or more major customers.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of December 31, 2024 we had accounts receivable recorded at $5,606,743, of which $2,901,234 was allowanced and $nil was past due but not impaired. As of December 31, 2023 we had accounts receivable recorded at $31,931,892, of which $365,047 was allowanced and $nil was past due but not impaired.

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

On January 1, 2023, we adopted ASC 326 Financial Instruments - Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to retained earnings. Upon adoption, we changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable. We recorded an increase to opening retained earnings of $nil as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326.

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

Our ability to comply with these provisions may be affected by events beyond our control. A failure to comply with any of such provisions will constitute an event of default under existing loan agreements of MingZhu, upon which the lenders will have the right to take a number of remedial actions that could adversely affect our liquidity and results of operations. See “- Defaults under our loan agreements could result in a substantial loss of our assets.”

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

For our daily operations, we outsourced a portion of our transportation services to external transportation companies, and sourced tires and fuel oils from the third-party suppliers. Our cash flows depend on timely receipt of payments from our customers to meet our payment obligations to our suppliers and subcontractors. As of December 31, 2024, 2023 and 2022, our trade payables amounted to approximately $4,547,271, $18,431,506 and $10,134,535 respectively, whereas the respective trade payables accounted for approximately 10.1%, 27.7% and 16.4%of our total current liabilities, respectively.

Our accounts receivable turnover days were approximately 154.7, 90.6 and 145.8, respectively, during 2024, 2023 and 2022. As a result of the above, our daily operation has to rely on our internal resources, bank borrowings and loans from shareholders to maintain our cash flow and satisfy the needs of our daily operations.

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

Our business may be involved in legal and regulatory proceedings and commercial or contractual disputes. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are currently involved in two contractual disputes with our business partners, as disclosed in “Item 4.B. Business Overview – Legal Proceedings” on page 66 of this report. We may be subject to additional claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

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

In accordance with the Law of the PRC on the Administration of Tax Collection and its Implementation Regulations, where a taxpayer or a withholding agent fails to pay or underpays the amount of tax that should be paid or remitted within the specified time, the tax authorities shall order the taxpayer or withholding agent to pay or remit the tax within the specified time limit, and impose a penalty for late payment on a daily basis at the rate of 0.05% of the amount of tax in arrears from the date the tax payment is defaulted. If the taxpayer or withholding agent still fails to do so on the expiration of the time limit, the tax authorities may recover such unpaid taxes by adopting compulsory enforcement measures, and impose a fine of not less than 50 percent but not more than five times the amount of tax the taxpayer or withholding agent fails to pay or underpays or fails to remit. Furthermore, the taxation authorities shall also announce the tax payments defaulted by taxpayers regularly. See “10.E. Taxation” - Tax Collection and Payment.”

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “10.E. Taxation - Passive Foreign Investment Company.”

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “10.B. Memorandum and Articles of Association - Material Differences between U.S. Corporate Law and British Virgin Islands Corporate Law.”

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

Our main subsidiaries as of the date of this annual report are as follows:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd. (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Name	Background		Ownership
Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

Shanghai Feipeng Supply Chain Management Co., Ltd (“Shanghai Feipeng”)	● ● ●	A PRC limited liability company Incorporated on December 28, 2017 A regional trucking services provider	100% owned by Xinjiang Feipeng via contractual arrangements

Liquor Alliance Investment (BVI) Limited (“Alliance BVI”)	● ● ●	A British Virgin Islands company Incorporated on April 28, 2023 A holding company	100% directly owned by MingZhu Cayman

Alliance Liquor Investment (HK) Limited (“Alliance HK”)	● ● ●	A Hong Kong company Incorporated on March 17, 2023 A holding company	100% directly owned by Alliance BVI

Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”)	● ● ●	A PRC limited liability company Incorporated on May 5, 2023 A holding company	100% directly owned by Alliance HK

Xiamen Alliance Liquor Industry Group Co., Ltd.(“Liquor Alliance”)	● ● ●	A PRC limited liability company Incorporated on November 24, 2021 A liquor distributor	100% directly owned by Alliance WFOE

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

Recent Developments

On March 20, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

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

On May 31, 2024, the Company entered into an acquisition agreement with Oxylus Global Inc (“Oxylus”) to acquire Oxylus as part of its continued aggressive business diversification and growth acceleration strategy. On September 10, 2024, the Company and Oxylus terminated the acquisition agreement.

On June 17, 2024, the Company adopted the Second Amended and Restated Memorandum and Articles of Association.

On July 1, 2024, each eight shares of the Company, par value $0.001, per share were combined and reclassified into one new share of ordinary share, par value $0.008 per share. The ordinary share of the Company commenced trading on a split-adjusted basis at the open of trading on July 1, 2024.

On July 16, 2024, the Company received notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has cured the bid price deficiency which led to a Nasdaq notification on July 24, 2023, and that the Company has regained compliance with Listing Rule 5550(a)(2). Accordingly, this matter is now closed.

On September 10, 2024, the Company entered into an acquisition agreement with HOLDCO 36, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company intend to effect an acquisition of the HOLDCO 36. Upon consummation of the Acquisition, the HOLDCO 36 shall become a wholly owned subsidiary of the Company. This acquisition has not been closed yet as of the date of this report.

On October 21, 2024, the Company, along with its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets (the “Software”). On October 21, 2024, the Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 as consideration to the assignees of the Seller for all of the rights, title, and interests in Software.

On January 15, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 120,000,000 restricted ordinary Share of the Company, par value $0.001 per share, at a price of $0.4 per Share for an aggregate purchase price of approximately $48 million. The net proceeds to the Company from such offering are used by the Company for transforming the Company’s logistics operations through the implementation of an AI-driven system and for working capital and general corporate purposes. Due to the Company having an insufficient number of authorized Ordinary Shares to issue all of the 120,000,000 Ordinary Shares, the offering partially closed on February 7, 2025, with the Company issuing an aggregate 70,000,000 Ordinary Shares to the purchasers. On February 10, 2025, the purchasers and the Company entered into a certain waiver and release agreement, pursuant to which the purchasers agreed to waive any claim or demands against the Company in relation to the Company having insufficient authorized shares, and agreed to receive the remaining 50,000,000 Ordinary Shares upon the consummation of the Company’s next extraordinary meeting of shareholders, which would include a proposal for the increase of the total number of authorized Ordinary Shares of the Company.

On February 14, 2025, the Company received a delisting notice from Nasdaq due to non-compliance with the minimum bid price requirement. The Company’s Ordinary Shares have traded below $1 for 30 consecutive business days, violating Nasdaq Listing Rule 5550(a)(2). The Company was provided until February 20, 2025 to request an appeal of the Delisting Determination to the Nasdaq Listing Qualifications Panel (the “Panel”). On February 20, 2025, the Company requested a hearing before the Panel. On March 27, 2025, the hearing was held before the Panel, where the Company presented its plan of compliance. On March 31, 2025, the Company received a letter from the Nasdaq, granting the Company’s request for an extension to cure its listing deficiency. As of the date of this annual report, the Company has not cured this deficiency.

The Company has 76,679,065 Ordinary Shares outstanding as of the date of this annual report.

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

We have obtained all requisite licenses and permissions to conduct our business in China in material aspects. Furthermore, we believe that (i) we will not be required to submit an application to the CSRC for its approval of the VIE arrangement under the “M&A Rules”; (ii) we would not constitute an “operator of critical information infrastructure” nor our or VIE’s business and activities would affect or may affect national security, so we believe we are not subject to the cybersecurity review under the Cybersecurity Review Measures; and (iii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and prospects for future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is not contrary to or otherwise different from the conclusions stated above. If we, our subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, our ability to offer securities to investors could be significantly limited or completely hindered and our securities may substantially decline in value or be worthless. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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

Our Relationship with Major Customers

During the years ended December 31, 2024, 2023 and 2022, sales to our top five customers accounted for approximately 73.6%, 55.8%, and 31.4%, respectively. We have been able to maintain stable business relationships with our major customers, including reputable logistics companies in the PRC. Working with sizeable customers has strengthened our company’s reputation and credibility in the transportation industry.

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

We recognize that having a high level of customer services is crucial in maintaining our reputation in the market and cultivating customer loyalty. Thus, we follow up with the orders and keep track of the level of satisfaction of our customers. We also gather customers’ feedbacks and review the flow of our trucking services in order to increase our customers’ satisfaction and improve our service quality. For further information regarding our quality control, please refer to “- Quality Assurance.”

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

We own one international domain name.

Name	Domain Name	Domain Name Holder	Status	Expiration Date
International Domain Name Registration Certificate	szygmz.com	Mingzhu	Registered	March 4, 2029

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

Location of property	Approximate gross floor area	Term of Lease	Facility Usage
	(sq. meters)
27th floor, Yantian Modern Industry Service Center, No.3018, Shayan Road, Yantian District, Shenzhen City, Guangdong Province, PRC	2,095.61	Month to month	Office
219, 2nd Floor, Office Building, No.759 Hanhai West Street, Ganquanbao Economic and Technological Development Zone, Urumqi, China	26.00	One year (July 1, 2024 to June 30, 2025)	Office
No.888 Zhuguang Road, Xujing Town, Qingpu District, Shanghai, China	500.00	Two years (June 1, 2023 to May 31, 2025)	Office

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

Employees

We had 26 full-time employees as of December 31, 2024. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2024:

Function	Number of Employees
Management	5
Administrative and Accounting	9
Safety and Technique	4
Operations	6
Sales	2
Total	26

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

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “3.D. Risk Factors - Risks Related to Doing Business in China-Any failure to comply with relevant regulations relating to social insurance and housing provident fund may subject us to penalty and materially and adversely affect our business, financial condition, and results of operations.”

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

Legal Proceedings

Mingzhu is currently involved in a contract dispute related to a land rental with Shenzhen Pufa Qingneng Technology Co., Ltd. (“Pufa Qingneng”). Pufa Qingneng filed a civil complaint on May 13, 2024 requested Mingzhu to pay RMB 1,666,688 as compensation for losses incurred as Pufa Qingneng were unable to use the land leased from Mingzhu for the purposes as agreed upon. As of the date of this report, the case is not concluded.

Mingzhu is also involved in a contract dispute with the Bank of China Shenzhen Branch concerning a bank loan. On November 6, 2024, the People’s Court of Luohu District in Shenzhen, Guangdong, issued a civil judgment ordering Mingzhu to pay a total of RMB 23,375,756 to the Bank of China Shenzhen Branch due to the Company’s failure to repay the loan. If Mingzhu failed to make the payment, the Bank of China Shenzhen Branch has the right to dispose the pledged properties, that are currently owned by Mr. Jinlong Yang, Mingzhu’s CEO and Chairman of the Board, and his family members. As of the date of this report, the payment remains outstanding, and both parties have agreed to move forward with the disposal of the pledged assets.

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

We currently have 10 wholly-owned subsidiaries, including MingZhu BVI, MingZhu HK, a limited liability company formed under the laws of Hong Kong, Alliance BVI, Yinhua, Yinhua (HK) Limited, and five operating subsidiaries, including MingZhu. Our five operating subsidiaries are companies formed under the laws of the PRC. Liquor Alliance, Feipeng and Zhisheng are VIEs of us in the PRC. In 2002, we formed MingZhu to primarily engage in the business of transportation services. We also established MingZhu Pengcheng in 2010 under the laws of the PRC to engage in the business of trucking services. Through MingZhu BVI and MingZhu HK, we own 100% of the equity interest of MingZhu Management, which is engaged in the business of transportation and supply chain management services.

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

We operate our certain part of our business through the VIEs in the PRC, based on a series of contractual arrangements (collectively the “VIE Agreements”). As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP. Such a contractual relationship is not identical to owning such entities directly, and investors will own shares in a holding company with contracts with the VIEs and will not have any equity ownership of the VIEs themselves. The investors have purchased securities in the Company and the Company’s operations are conducted by its subsidiaries and VIEs. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs.

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

Mingzhu Logistics Holdings Limited (Cayman Islands)
100%
Alliance Liquor Investment (BVI) Limited
100%
Mingzhu Investment Limited
100%
Yinhua (BVI) Limited
100%
Feipeng Global Limited
100%
Alliance Liquor Investment (HK) Limited
100%
YGMZ (Hong Kong) Limited
100%
Yinhua (HK) Limitd
100%
Feipeng Enterprises (HK) Limitd
Outside PRC
Inside PRC
100%
Xiamen Alliance Management Consulting Co., Ltd. (PRC)
100%
Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. (PRC)
100%
Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd. (PRC)
100%
Zhejiang Caiyunlian Technology Co., Ltd. (PRC)
100%
Shenzhen Feipeng Zhongheng Supply Chain Management Co., Ltd. (PRC)
100% VIE Control
Xiamen Alliance Liquor Industry Group Co., Ltd. (PRC)
100%
Pengcheng Shengshi Logistics Co., Ltd. (PRC)
100% VIE Control
Hainan Zhisheng Car Services Co., Ltd. (PRC)
100% VIE Control
Xinjiang Feipeng Logistics Co., Ltd. (PRC)
100%
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

5.A. Operating Results

Overview

General

The Company is not an operating company a Cayman Islands holding company with its operations conducted through its subsidiaries in the PRC (the “Subsidiaries”) and through contractual arrangements with its variable interest entity (the “VIEs”). We engaged in a number of diverse business activities, including trucking services, and car owner services.

The following tables present selected condensed consolidated financial data of the Company and its subsidiaries and VIEs, separately, for the years ended December 31, 2024, 2023 and 2022, and balance sheet data as of December 31, 2024 and 2023, which have been derived from our audited consolidated financial statements for those periods. MingZhu records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidated balance sheets of the Company as “Investment in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “(Loss) Income of Subsidiaries” in the selected condensed consolidated statements of income and comprehensive income.

Names shown in the following tables	Entities	Business activities
The Company	Mingzhu Logistics Holdings Limited	Investment holdings
WFOE	Zhqiang Caiyunlian Technology Co. Ltd. and Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd., Xiamen Alliance Management Consulting Co., Ltd.	Investment holdings
Directly owned PRC subsidiaries	Combined and consolidated financial results of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd, its subsidiaries and Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd.*	Trucking services
Other Subsidiaries	Combined and consolidated financial results of MingZhu Investment Limited, YGMZ (Hong Kong) Limited, Alliance Liquor Investment (BVI) Limited, Alliance Liquor Investment (HK) Limited, Yinhua (BVI), Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited**	Investment holdings
VIEs	Consolidated financial results of Hainan Zhisheng Automobile Services Co., Ltd., and Xinjiang Feipeng Logistics Co., Ltd., Shanghai Feipeng Supply Chain Management Co., Ltd., Xiamen Alliance Liquor Industry Group Co., Ltd.	Liquor distribution, service platform for insurance companies and regional trucking services

*	We consolidate financial results of the Shenzhen Yangang Mingzhu Freight Industry Co., Ltd and its subsidiaries, and then combine it with financial results of the Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd..

**	We consolidate financial results of the Mingzhu Investment Limited and YGMZ (Hong Kong) Limited and then combine it with the consolidated financial results of Alliance BVI, Yinhua (BVI), Yinhua (HK) Limited, Feipeng Global Limited and Feipeng (HK) Limited.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2024
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$	$-	$898,756	$-	$39,530,994	$-	$40,429,750
NET (LOSS) INCOME	$(2,972,898)	$-	$(2,098,173)	$(113,375)	$(1,003,065)	$-	$(6,187,511)

	For the Year Ended December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$-	$-	$24,626,057	$-	$64,376,185	$-	$89,002,243
NET INCOME	$(503,937)	$-	$185,923	$(302,206)	$985,311	$-	$365,091

	For the Year Ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other Subsidiaries	VIEs	Eliminations	Total
REVENUES	$-	$-	$36,461,921	$-	$27,053,150	$-	$63,515,071
NET (LOSS) INCOME	$(429,246)	$-	$276,020	$(438,108)	$533,007	$-	$(58,327)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs		Eliminations	Total
Cash and restricted cash	$240,307	$-	$33,264	$137,234		$287,434	$-	$698,239
Total current assets	$14,777,913	$-	$29,316,997	$9,207,447		$14,422,682	$(22,751,872)	$44,973,167
Investments in subsidiaries and VIEs	$45,909,984	$-	$-	$-	$		$(45,909,984)	$-
Total non-current assets	$48,189,984	$-	$717,718	$5,516,783		$1,251,326	$(10,317,175)	$45,358,636
Total assets	$62,967,897	$-	$30,034,715	$14,724,230		$15,674,008	$(33,069,047)	$90,331,803
Total liabilities	$19,022,143	$-	$22,041,533	$15,158,280		$11,252,665	$(21,896,121)	$45,578,500
Total shareholders’ equity	$43,945,754	$-	$7,993,182	$(434,050)		$4,421,343	$(11,172,926)	$44,753,303
Total liabilities and shareholders’ equity	$62,967,897	$-	$30,034,715	$14,724,230		$15,674,008	$(33,069,047)	$90,331,803

	As of December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Cash	$1,047,028	$-	$59,941	$123,548	$2,445,865	$-	$3,676,382
Total current assets	$15,429,840	$-	$36,917,717	$8,961,170	$45,762,930	$(23,229,894)	$83,841,763
Investments in subsidiaries and VIEs	$45,909,984	$-	$-	$-	$-	$(45,909,984)	$-
Total non-current assets	$45,909,984	$-	$994,468	$5,516,783	$1,408,480	$(10,317,176)	$43,512,539
Total assets	$61,339,824	$-	$37,912,186	$14,477,953	$47,171,410	$(33,547,070)	$127,354,302
Total liabilities	$16,782,871	$-	$34,203,235	$14,767,862	$41,467,124	$(24,423,743)	$82,797,349
Total shareholders’ equity	$44,556,953	$-	$3,708,951	$(289,909)	$5,704,286	$(9,123,328)	$44,556,953
Total liabilities and shareholders’ equity	$61,339,824	$-	$37,912,186	$14,477,953	$47,171,410	$(33,547,071)	$127,354,302

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2024
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(3,452,076)	$-	$11,596,496	$13,686	$(10,751,414)	$-	$(2,593,308)
Net cash (used in) provided by investing activities	$-	$-	$(79,215)	$-	$(501,149)	$-	$(580,364)
Net cash provided by (used in) financing activities	$2,407,758	$-	$(11,512,058)	$-	$9,595,384	$-	$491,084
Effect of exchange rate change on cash	$237,597	$-	$(31,900)	$-	$(501,252)	$-	$(295,555)
Cash, cash equivalents and restricted cash at end of the period	$1,047,028	$-	$59,941	$123,548	$2,445,865	$-	$3,676,382
Cash and cash equivalents at end of the period	$240,307	$-	$33,264	$137,234	$287,434	$-	$698,239

	For the year ended December 31, 2023
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(503,937)	$-	$(969,306)	$(303,230)	$(10,574,884)	$-	$(12,351,357)
Net cash used in investing activities	$-	$-	$41,660	$-	$48,290	$-	$89,950)
Net cash provided by (used in) financing activities	$498,401	$-	$711,568	$99,516	$10,728,276	$-	$12,037,761
Effect of exchange rate change on cash	$(86,450)	$-	$(7,603)	$(993)	$141,770	$-	$46,724
Cash and cash equivalents at beginning of the period	$1,139,014	$-	$283,622	$328,254	$2,102,415	$-	$3,853,305
Cash and cash equivalents at beginning of the period	$1,047,028	$-	$59,941	$123,547	$2,445,866	$-	$3,676,382

	For the year ended December 31, 2022
	The Company	WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total
Net cash (used in) provided by operating activities	$(2,154,421)	$-	$70,917	$(435,065)	$(4,010,768)	$-	$(6,529,337)
Net cash used in investing activities	$-	$-	$12,663	$-	$2,714,240	$-	$2,726,903)
Net cash provided by (used in) financing activities	$214,389	$-	$(200,943)	$-	$2,872,116	$-	$2,885,562
Effect of exchange rate change on cash	$-	$-	$(29,893)	$(1,809)	$591,633	$-	$559,931
Cash and cash equivalents at beginning of the period	$3,079,046	$-	$430,878	$765,128	$(64,806)	$-	$4,210,246
Cash and cash equivalents at beginning of the period	$1,139,014	$-	$283,622	$328,254	$2,102,415	$-	$3,853,305

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

On May 26, 2023, we entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, we acquired 100% of Alliance BVI for approximately $16,084,180, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive a cash of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023.

On December 30, 2023, Cheyi WFOE, Cheyi Network and Cheyi Network’s shareholders executed a VIE Termination Agreement to terminate the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. The Company terminated the VIE arrangement with Cheyi Network.

On March 20, 2024, a Form S-8 was filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company. During the fiscal year of 2024, the Company issued 4,966,950 ordinary shares to its employees according to the 2024 Incentive Plan.

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

At an Extraordinary General Meeting (“2024 EGM”) of Shareholders held on June 14, 2024, the Company’s stockholders approved resolutions effecting a reverse stock split of the Company’s issued ordinary share at a ratio of 1:8 (the “Reverse Stock Split”). The Company’s board of directors previously approved, subject to the Company’s stockholder approval of the Reverse Stock Split at the 2024 EGM, a final ratio of 1-for-8 for the Reverse Stock Split. As of the Effective Time, each 8 shares of the Company’s ordinary share, par value $0.001, per share of the Company (“Ordinary Share”) outstanding immediately prior to the Effective Time will be combined and reclassified, automatically and without any action on the part of the Company or its stockholders, into one new share of Ordinary Share. No fractional shares of Ordinary Share will be issued as a result of the Reverse Stock Split. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares. The Reverse Stock Split was effective on July 1, 2024. In the same 2024 EGM, the Company’s shareholder approved that, immediately following the Reverse Stock Split, the authorized share capital of the Company be increased from US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each to US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each. After the 2024 EGM, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 4,779,065 including round up shares of 92,024.

On October 21, 2024, Company, as the issuer, and its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., a company incorporated in China (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), as the seller, with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets, as described more particularly therein (the “Software”). Pursuant to the Software Purchase Agreement, Shenzhen Mingzhu agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 (the “Consideration Shares”). On October 21, 2024, the “Company, completed the share issuance (the “Share Issuance”) and closed the acquisition of the Software, pursuant to the Software Purchase Agreement. The Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 to the Assignees as consideration for all of the rights, title, and interests in Software.

As of December 31, 2024, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 6,679,065.

Recent Developments

On January 15, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 120,000,000 restricted ordinary Share of the Company, par value $0.001 per share, at a price of $0.4 per Share for an aggregate purchase price of approximately $48 million (the “Offering”). Due to the Company currently having an insufficient number authorized Ordinary Shares to issue all of the 120,000,000 Ordinary Shares, the Offering partially closed on February 7, 2025, with the Company issuing an aggregate 70,000,000 Ordinary Shares to the Purchasers.

The Company has 76,679,065 ordinary shares outstanding as of the date of this annual report.

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

Major Customers Demand

During the years ended December 31, 2024, 2023 and 2022, sales to our top five customers accounted for approximately 73.6%, 55.8%, and 31.4%, respectively. Our service agreements with our customers have an expected length of one year or less. While certain service agreements contain options of renewal, there is no assurance that our major customers will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to renew the service agreements with our existing customers, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into new service agreements of comparable size or on similar terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Collectability and Timing of Collection of Accounts Receivable

Our cash flows depend on the timely receipt of payments from our customers. There is no assurance that our customers will pay us on time and in full. Should we experience any unexpected delay or difficulty in collecting accounts receivable from our customers, our operating results and financial condition may be adversely affected.

Regulations

In recent years, the government has issued many supportive policies to encourage the development of the transportation industry in Guangdong and Xinjiang which are our two main markets. Encouraged by those policies, the transportation industry is expected to become more standardized and modernized. The trucking service market, which is a subset of the transportation industry is likely to evolve along with the development of transportation industry.

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

Hong Kong

MingZhu HK, Alliance HK, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, MingZhu HK, Yinhua (HK) Limited and Feipeng Enterprises (HK) Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

For the Years Ended December 31, 2024 and 2023

The discussion of our results of operations for the years ended December 31, 2024 and 2023 that follows is stated on a total company consolidated basis and excludes the impact of discontinued operations.

Results of Operations

The following table summarizes the results of our operations for the year ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended December 31			Change
	2024	2023	Change	(%)
REVENUES	$40,429,750	$89,002,243	$(48,572,493)	(54.6)%

COSTS AND EXPENSES
Costs of trucking services	29,986,007	66,540,754	(36,554,747)	(54.9)%
Costs of liquor distributions	4,962	48,238	(43,276)	(89.7)%
Costs of car owner services	9,645,985	19,339,145	(9,693,160)	(50.1)%
General and administrative expenses	4,418,262	1,865,856	2,552,406	136.8%
Sales and marketing expenses	409,065	359,352	49,713	13.8%
Total costs and expenses	44,464,281	88,153,345	(43,689,064)	(49.6)%

INCOMEX (LOSS) FROM OPERATIONS	(4,034,531)	848,898	(4,883,429)	(575.3)%

OTHER (EXPENSES) INCOME
Interest expenses	(369,012)	(450,323)	81,311	(18.1)%
Other expenses	(1,973,039)	(33,371)	(1,939,668)	5812.4%
Other income	201,517	268,454	(66,937)	(24.9)%
Total other (expenses) Income, net	(2,140,534)	(215,240)	(1,925,294)	894.5%
			-
INCOME (LOSS) BEFORE INCOME TAXES	(6,175,065)	633,658	(6,808,723)	(1074.5)%

Share of (loss)/income of equity method investees	21,965	-	21,965	-%

Provision for income taxes	34,411	268,567	(234,156)	(87.2)%
			-
NET INCOME (LOSS)	$(6,187,511)	$365,091	$(6,552,602)	(1794.8)%

Revenues

Our operations are primarily based in the PRC, where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution. On December 30, 2023, we terminated the VIE agreement with Cheyi Network. Total revenues for continued operations was decreased by $48,572,493, or 54.6%, to $40,429,750 for the year ended December 31, 2024 as compared to $89,002,243 for the year ended December 31, 2023. This decrease was due to the decrease in revenues generated from the Guangdong region, and we are progressively shifting from traditional trucking service provider to a platform-based logistics company.

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	Change	Change (%)
Revenue
Trucking services	$30,233,927	$68,400,751	$(38,166,824)	(55.8)%
Car owner services	10,069,714	19,447,401	(9,377,687)	(48.2)%
Liquor distribution services	126,109	1,154,091	(1,027,982)	(89.1)%
Total revenue	$40,429,750	$89,002,243	$(48,572,493)	(54.6)%

Cost and Expenses

Total costs and expenses from continued operations decreased by $43,689,064, or 49.6%, to $44,464,281 for the year ended December 31, 2024 as compared to $88,153,345 for the year ended December 31, 2023. This decrease was due to the decrease in revenues generated from the Guangdong region, and we are progressively shifting from traditional trucking service provider to a platform-based logistics company.

Gross Profit and Gross Margin

Our gross profit is equal to the difference between our revenues and our costs of different services provided. Our gross profit from continued operations decreased by 74.2% to $792,796 during the year ended December 31, 2024, from $3,074,106 for the same period in 2023. For the years ended December 31, 2024 and 2023, our gross margin from continued operations was 2.0% and 3.5%, respectively. The decrease of gross profit and gross profit margin was due to the decrease in revenues generated by self-owned trucks which have relatively higher gross profit and margin.

Net Income (Loss)

As a result of the foregoing, our net loss from continued operations totaled approximately $6,187,511 for the year ended December 31, 2024, as compared to a net income of approximately $365,091 for the year ended December 31, 2023, representing an decrease of $6,552,602. The decrease was mainly due to the expenses recorded for equity incentive plan and the expected credit loss during the fiscal year of 2024.

For the Years Ended December 31, 2023 and 2022

The discussion of our results of operations for the years ended December 31, 2023 and 2022 that follows is stated on a total company consolidated basis and includes the impact of discontinued operations.

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

Revenues

Our operations are primarily based in the PRC, where we derive all of revenues. We engaged in a number of diverse business activities, including trucking services, car owner services and liquor distribution. On December 30, 2023, we terminated the VIE agreement with Cheyi Network. Total revenues for continued operations was increased by $25,487,172, or 40.1%, to $89,002,243 for the year ended December 31, 2023 as compared to $63,515,071 for the year ended December 31, 2022. This increase was attributable to the acquisition of certain subsidiaries and VIEs in 2023 and 2022.

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	Change	Change (%)
Revenue
Trucking services	$68,400,751	$36,461,922	$31,938,829	87.6%
Car owner services	19,447,401	27,053,149	(7,605,748)	-28.1%
Liquor distribution services	1,154,091	-	1,154,091	n/a
Total revenue	$89,002,243	$63,515,071	$25,487,172	40.1%

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

5.B. Liquidity and Capital Resources

The discussion of our liquidity and capital resources for the years ended December 31, 2024 and 2023 that follows is stated on a total company consolidated basis and excludes the impact of discontinued operations.

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

The following summarizes the amounts of cash disaggregated by currency denomination as of December 31, 2024 and 2023, separately in each jurisdiction in which our affiliated entities are domiciled.

	Cash held as of December 31, 2024
	USD	HKD	RMB	Total in USD
Cayman	$226,680	$13,627	$-	$240,307
BVI	$7,983	$123	$-	$8,106
Hong Kong	$58,189	$20,716	$50,223	$129,128
PRC - subsidiaries	$-	$-	$33,264	$33,264
PRC - VIEs	$-	$-	$287,434	$287,434
Total	$292,852	$34,466	$370,921	$698,239

	Cash held as of December 31, 2023
	USD	HKD	RMB	Total in USD
Cayman	$1,032,488	$14,540	$-	$1,047,028
BVI	$203	$8,898	$-	$9,101
Hong Kong	$61,610	$5,043	$340,567	$407,220
PRC - subsidiaries	$-	$-	$59,941	$59,941
PRC - VIEs	$-	$-	$2,149,662	$2,149,662
Total	$1,094,301	$28,481	$2,550,170	$3,672,952

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

For the Year ended December 31, 2024 and 2023

The following summarizes the key components of our cash flows for the year ended December 31, 2024 and 2023:

Operating Activities

For the year ended December 31, 2024, we had a cash flow used in operating activities of $2,593,308 as compared to a cash used in operating activities of $12,351,357 for the year ended December 31, 2023. The change was mainly contributable to the decrease of accounts receivable.

Investing Activities

Net cash used in investing activities was $580,364 for the year ended December 31, 2024 and was mainly attributable to the investment in associates. As compared to net cash provided by investing activities was $89,950 for the year ended December 31, 2023 and was mainly attributable to the proceeds from disposal of equipment, the decrease of $670,314 was largely due to the cash paid for investment in associates.

Financing Activities

In comparison with the cash provided by financing activities of $12,037,761 for the year ended December 31, 2023, we had a cash inflow from financing activities of $491,084 for the year ended December 31, 2024. The difference was resulting from the decreased proceeds granted from other financial institution.

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

For the years ended December 31, 2024, 2023, and 2022, the cash flows between the Company, the Company’s subsidiaries, and the Company’s VIEs, and direction of transfer are as follows:

For the years ended December 31,
	2024	2023	2022
Cash flows from the Company to the Company’s subsidiaries	$-	$-	$-
Cash flows from the Company to VIEs	$-	$-	$-
Cash flows from the MingZhu HK to PRC subsidiaries	$-	$-	$-
Cash flows from the Company’s subsidiaries to the Company	$-	$-	$-
Cash flows from VIEs to the Company	$-	$-	$-
Cash flows from PRC subsidiaries to the MingZhu HK	$-	$-	$-

There was no cash transfer between the VIEs and other entities.

For the years ended December 31, 2024, 2023, and 2022, (1) no transfer of other assets has occurred among the Company, its subsidiaries, and the VIEs, (2) no dividends or distributions have been made by a subsidiary or the VIEs, and (3) the Company has not made any dividends or distributions to U.S. investors, respectively.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Adjusted Capital Expenditures

Capital expenditures are defined under GAAP as funds used by a company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. To better understand our investment in acquisition and maintaining our revenue equipment, we use adjusted capital expenditures instead. The adjusted capital expenditures a non-GAAP financial measure that includes cash paid in relation to property and equipment acquired through the capital leases, and other financial liabilities. The adjusted capital expenditures sums up the cash we spent on (1) acquisition of new revenue equipment, and (2) the repayments of obligation under capital leases for revenue equipment during the reporting period. We had adjusted capital expenditures of $103,972, $40,151 and $429,408 for the years ended December 31, 2024, 2023 and 2022, respectively. We intend to fund our future adjusted capital expenditures with our existing cash balance and other financing alternatives. We will continue to make adjusted capital expenditures to support the growth of our business.

The table below shows the reconciliation of capital expenditures and adjusted capital expenditures for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023	2022
Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$103,972	$-	$12,243
Capital expenditures	$103,972	$-	$12,243
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$-	$40,151	$417,165
Adjusted capital expenditures	$103,972	$40,151	$429,408

Contingencies

Mingzhu had been involved in a contract dispute relating to land rental with Pufa Qingneng. According to the Civil Appeal issued by Pufa Qingneng on May 13, 2024, Mingzhu was requested to pay RMB 1,666,688 as compensation for losses incurred as Pufa Qingneng were unable to use the land for the purposes agreed to the contract. As of the date of this report, the case has not yet been concluded.

Mingzhu had been involved in a contract dispute relating to bank borrowing with Bank of China Shenzhen Branch. According to the Civil Judgment issued by Shenzhen Luohu District People's Court, Guangdong Province on November 6, 2024, the Mingzhu was ordered to pay an aggregate amount of RMB 23,375,756 to Bank of China Shenzhen Branch as the Mingzhu failed to settle the bank borrowing as contracted. If Mingzhu was unable to pay, Bank of China Shenzhen Branch had the right to dispose pledged properties, which are owned by Mr. Jinlong Yang and his family members. As of the date of this report, the payment is not yet settled and both parties agreed to dispose the pledged properties.

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

5.F. Tabular Disclosure of Contractual Obligations

As of December 31, 2024, the future minimum payments under certain of our contractual obligations were as follows:

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Borrowings	$3,710,133	$3,115,410	$594,723	$-	$-
Capital Lease Obligations	-	-	-	-	-
Loans from other institution	-	-	-	-	-
Total	$3,710,133	$3,115,410	$594,723	$-	$-

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

Name	Age	Position with our company
Jinlong Yang	47	Chairman of the Board of Directors and Chief Executive Officer
Jingwei Zhang	36	Chief Financial Officer, Director
Mikael Charette	44	Independent Director
Zhi Xia	43	Independent Director
Jie Zhong	49	Independent Director

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

Jingwei Zhang has served as our Chief Financial Officer since April 2018 and a director since June 2024. He has been serving as Financial Director of MingZhu since December 2016 where he oversees all aspects of financial control, manages yearly financial and inter-audits and provides financial, commercial and strategic support to the company. Since October 30, 2020 Mr. Zhang has served as the Director of Nantai International Inc. (OTC: NTAI), an online advertising platform. From May 2015 to November 2016, Mr. Zhang served as a corporate accountant of ERI Management, a management advisory firm in Singapore, where he reviewed clients’ accounts to ensure regulatory and U.S. GAAP compliance, assisted clients on cost management and budgeting and provided tax-related consultancy to reduce clients’ potential risks. From January 2014 to May 2015, Mr. Zhang served as an accountant at St. Plum-Blossom Press Pty. Ltd., a publisher in Melbourne, Australia, where he was responsible for bookkeeping and preparation of financial statements. Mr. Zhang holds a Bachelor of Business and Commerce in Accounting from Monash University in Melbourne, Australia and an Associates Degree in Business Administration from City University of Hong Kong.

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

Zhi Xia has served as an independent director of the Company since December 2024. Zhi Xia has served as the CEO of Shanghai Runwu Information Technology Co., Ltd. since December 2021, leading AI-driven technological projects with a focus on AI integration, digital solutions, and innovation to enhance business operations. From September 2014 to November 2021, Mr. Xia was the General Manager of Shanghai Hai’ao Pu Industrial Co., Ltd., where he led company-wide initiatives, developed key business strategies, and drove growth in the industrial trading sectors. Mr. Xia earned a bachelor’s degree in computer science and technology from Anhui University of Technology in July 2006.

Jie Zhong has served as an independent director of the Company since January 2025 Jie Zhong has served as the chief executive officer and the chief financial officer of Shenzhen Boyan Technology Development Co., Ltd., where he is fully responsible for the company’s daily operations and management activities, since December 2013. From November 2008 to December 2012, Mr. Zhong was the Vice General Manager at Shenzhen Baina Jiuzhou Technology Ltd., where he improved the standard operating procedures, and managed the overall operations of the company. Mr. Zhong earned a bachelor’s degree in finance and economics from Southwestern University of Finance and Economics in June 2008.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

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

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “10.B. Memorandum and Articles of Association - Material Differences between U.S. Corporate Law and British Virgin Islands Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

6.B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of $54,000 in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

On March 20, 2024, a 2024 Incentive Plan is being filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

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

Our Board of Directors currently consists of five members. Currently, a majority of our Board is independent. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Mike Charette, Jie Zhong and Zhi Xia are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Audit Committee

Mikael Charette, Zhi Xia and Jie Zhong serve as members of our Audit Committee. Mr. Zhong serves as the chair of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Mikael Charette, Zhi Xia and Jie Zhong serve as members of our Compensation Committee. Mr. Xia serves as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Corporate Governance and Nominating Committee

Mikael Charette, Zhi Xia and Jie Zhong serve as members of our Nominating and Corporate Governance Committee. Mr. Charette serves as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. In addition, occasionally our board of directors may form sub-committees for certain matters on an ad hoc basis, such as a pricing committee, with advisory powers only, operating under a framework and guidelines as outlined and defined in advance by our board of directors.

6.D. Employees

See the section entitled “Employees” in Item 4B. above.

6.E. Share Ownership

See Item 7 below.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)
5% or Greater Shareholders
-	-	-%
Executive Officers and Directors
Jinlong Yang(3)	675,000	0.88%
Jingwei Zhang	-	-
Mikael Charette	-	-
Zhi Xia	-	-
Jie Zhong	-	-
All directors and executive officers as a group (5 individuals)	675,000	0.88%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

(2)	Applicable percentage of ownership is based on 76,679,065 ordinary shares outstanding as of the date of this annual report.

(3)	Jinlong Yang, our Chief Executive Officer and Chairman of our board of directors, is the sole shareholder and director of Alpha Global (BVI) Limited, a limited company formed under the laws of the British Virgin Islands and holds the voting and dispositive power over the ordinary shares held by Alpha Global (BVI) Limited. The address of Alpha Global (BVI) Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Related Party Balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2024	December 31, 2023
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	-	6,228
Mr. Hui Wang	Senior employee	Advances for operational purpose	-	189,222
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	-	233,432
Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,279,069	1,567,308
			$1,279,069	$1,729,594

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2024	December 31, 2023
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	-	25,160
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	-	998
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	-	75,021
Lihui Wang*	Manager of Feipeng	Advances for operational purpose	2,243,305	13,359
Xiangyin Guo	Manager of Zhisheng	Advances for operational purpose	607,580	5,339,035
Mr. Jinlong Yang	CEO	Advances for operational purpose	3,974,318	2,758,395
			$6,825,203	$8,211,968

*	In April 2024, Shanghai Feipeng borrowed, by pledging one of its newly acquired vehicles, a total amount of RMB 1,000,000 (approximately $137,000) from Mr. Lihui Wang. This borrowing is due in five years with an annual interest rate of 8.49%. As of December 31, 2024, the balance of this borrowing was $121,903.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2024
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	$411,000	$328,800
Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	Bank of China	From October 24, 2024 to October 24, 2025	1,096,000	1,096,000
Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	Bank of China	From January 18, 2024 to January 18, 2025	274,000	274,000
Guarantee by Mr. Lihui Wang	Postal Savings Bank	From June 11, 2024 to June 11, 2025	411,000	411,000
Guarantee by Haoyan Gu, legal representative of Hainan Zhisheng	China Merchants Bank	From June 19, 2024 to June 19, 2025	332,910	166,455
Guarantee by Mr. Zhewen An, legal representative of Shenzhen Mingzhu Freight Industrial Co., Ltd.	WeBank Co., Ltd.	From February 29, 2024 to March 13, 2027	38,576	38,576
Guarantee by Mr. Jinlong Yang and pledged by certain part of accounts receivable	Guilin Bank	From April 30, 2024 to April 29, 2027	397,300	397,012
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	73,067	71,697
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	139,182	139,182
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	96,514	96,514
Guarantee by Mr. Jinlong Yang	Kincheng Bank of Tianjin Co., Ltd.	From July 5, 2022 to July 5, 2024	210,980	69,505
Guarantee by Mr. Lihui Wang and other third parties	Huishang Bank	From July 15, 2022 to July 15, 2025	793,504	210,391
			$4,274,034	$3,299,133

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	Bank of China	From May 25, 2023 to May 25, 2024	$2,996,224	$2,636,677
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	Bank of China	From May 24, 2023 to May 24, 2024	523,776	460,923
Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	China Everbright Bank	From November 13, 2023 to May 12, 2024	2,112,000	1,135,411
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank	From April 28, 2023 to April 28, 2024	408,320	408,320
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	422,400	337,920
Guarantee by Mr. Lihui Wang	Bank of China	From October 20, 2023 to October 20, 2024	1,126,400	1,126,400
Guarantee by Mr. Lihui Wang	Bank of China	From January 3, 2023 to January 3, 2024	281,600	281,600
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	420,992	122,719
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From July 5, 2022 to July 5, 2024	101,376	72,277
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	$140,800	$75,093
			$8,533,888	$6,657,340

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

Ordinary Shares

We are authorized to issue 100,000,000 ordinary shares of par value $0.008 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with the amended and restated memorandum and articles of association.

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

Rights of Shares

We are authorized to issue 100,000,000 ordinary shares of par value $0.008 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their ordinary shares in accordance with the amended and restated memorandum and articles of association

Issuance of Shares; Variation of Rights of Shares

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

Material Differences between U.S. Corporate Law and Cayman Islands Corporate Law

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

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

On May 26, 2023, the parties completed the transaction. Upon the closing of the transaction, we acquired 100% of the outstanding shares of the Alliance BVI, and we issued 4,569,095 ordinary shares to the sellers.

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

Securities Purchase Agreement with certain investors

On April 16, 2024, the Company entered into a Securities Purchase Agreement , pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares , par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per share (the “Financing”). On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

On October 21, 2024, the Company, along with its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets (the “Software”). On October 21, 2024, the Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 as consideration to the assignees of the Seller for all of the rights, title, and interests in Software.

On January 15, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 120,000,000 restricted ordinary Share of the Company, par value $0.001 per share, at a price of $0.4 per Share for an aggregate purchase price of approximately $48 million. The net proceeds to the Company from such offering are used by the Company for transforming the Company’s logistics operations through the implementation of an AI-driven system and for working capital and general corporate purposes. Due to the Company having an insufficient number of authorized Ordinary Shares to issue all of the 120,000,000 Ordinary Shares, the offering partially closed on February 7, 2025, with the Company issuing an aggregate 70,000,000 Ordinary Shares to the purchasers. On February 10, 2025, the purchasers and the Company entered into a certain waiver and release agreement, pursuant to which the purchasers agreed to waive any claim or demands against the Company in relation to the Company having insufficient authorized shares, and agreed to receive the remaining 50,000,000 Ordinary Shares upon the consummation of the Company’s next extraordinary meeting of shareholders, which would include a proposal for the increase of the total number of authorized Ordinary Shares of the Company.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “3.D. Risk Factors - Risk Factors Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. holders of such ordinary shares as described under “- Taxation of Dividends and Other Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

We are exposed to variable interest rate risk principally from our existing term loan facility and our existing revolving credit facility. We are exposed to fixed interest rate risk principally from equipment notes and mortgages. As of December 31, 2024, we had bank borrowings totaling $3,499,742 comprised of $nil variable rate borrowings and $3,499,742 fixed rate borrowings. As of December 31, 2023, we had bank borrowings totaling $7,321,916 comprised of $7,321,916 variable rate borrowings and $nil fixed rate borrowings. Accordingly, holding other variables constant (including borrowing levels), the Group’s interest rate risk is mainly concentrated on the fluctuation of interest rates quoted by The People’s Bank of China arising from the Company’s RMB denominated bank borrowings. If interest rates had been one percentage point higher/lower and all other variables were held constant, our profit for the year ended December 31, 2024, 2023 and 2022 would decrease/increase by approximately $36,000, $70,000 and $90,000, respectively. Management believes that the influence of such change has no material impact on the Company’s consolidated financial statements.

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

On December 31, 2021, we acquired 100% shares outstanding of the Cheyi BVI, and we issued 3,189,000 ordinary shares and paid $2,000,000 to the sellers. On December 30, 2023, the Company terminated the VIE agreement with Cheyi Network.

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

The Company has 76,679,065 ordinary shares outstanding as of the date of this annual report.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mikael Charette, Zhi Xia and Jie Zhong serve as members of our Audit Committee. Mr. Zhong serves as the chair of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

	For the Fiscal Years Ended
	December 31,
	2024	2023
Audit Fees	$140,000	140,000
Audit-Related Fees	30,000	30,000
Tax Fees	-	-
All Other Fees	-	-
Total	$170,000	170,000

Audit fees represent the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit Alliance LLP (“Audit Alliance”) was the auditor of the Company for the fiscal years ended December 31, 2023 and 2022. On February 27, 2025, we dismissed Audit Alliance and appointed Li CPA LLC (PCAOB ID: 7093) to serve as the Company’s independent registered public accounting firm for the year ended December 31, 2024.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Such change has been previously reported through the Form 6-K furnished by the Company on February 27, 2025.

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

Rule 5620(a) of the Nasdaq Listing Rules, pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

Rule 5620(b) of the Nasdaq Listing Rules, pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We are currently in the process of developing an insider trading policy and intend to adopt a formal policy during the next fiscal year.

Item 16K. CYBERSECURITY

Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief operating officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cyber security team is responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, our cyber security team will report the threat or incident to our head of information technology and cybersecurity functions, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our head of information technology and cybersecurity functions is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our head of information technology and cybersecurity functions has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our cyber security team will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our cyber security team will promptly report the incident and assessment results to our head of information technology and cybersecurity functions, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-49.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
2.4**	Description of Securities
3.1*	Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233992), as amended, initially filed with the SEC on September 27, 2019).
3.2*	Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233992), as amended, initially filed with the SEC on September 27, 2019).
3.3*	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-233992), as amended, initially filed with the SEC on September 27, 2019).
3.4**	Second Amended and Restated Memorandum of Association of the Registrant.
4.1*	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233992), as amended, initially filed with the SEC on September 27, 2019).
4.2*	Form of Investors Warrant filed as Exhibit 4.2 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.3*	Form of Placement Agent’s Warrant filed as Exhibit 4.3 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
4.4*	Form of Director Offer Letter, filed as Exhibit 99.1 to Form 6-K filed on February 6, 2025
4.5*	Form of Securities Purchase Agreement, filed as Exhibit 99.1 to Form 6-K filed on January 17, 2025

Exhibit No.	Description of document
4.6*	Non-Competition and Non-Solicitation Agreement, dated as of May 26, 2023, by and among Mingzhu Logistics and sellers named therein filed as Exhibit 10.3 to the Form 6-K filed with the SEC on May 30, 2023.
4.7*	Master Exclusive Service Agreement, dated May 1, 2023, by and between Xiamen Alliance Management Consulting Co., Ltd. and Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.4 to the Form 20-F (File No. 001-39564) filed on May 15, 2024.
4.8*	Business Cooperation Agreement, dated May 1, 2023, by and between Xiamen Alliance Management Consulting Co., Ltd. and Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.5 to the Form 20-F filed on May 15, 2024.
4.9*	Proxy Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.6 to the Form 20-F (File No. 001-39564) filed on May 15, 2024.
4.10*	Exclusive Option Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.7 to the Form 20-F (File No. 001-39564) filed on May 15, 2024.
4.11*	Equity Interest Pledge Agreement, dated May 1, 2023, by and among Xiamen Alliance Management Consulting Co., Ltd. shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd and Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.8 to the Form 20-F (File No. 001-39564) filed on May 15, 2024.
4.12*	Letter of Confirmation and Undertaking, dated May 1, 2023, by shareholder of Xiamen Alliance Liquor Industrial Group Co., Ltd., incorporate by reference to Exhibit 10.9 to the Form 20-F (File No. 001-39564) filed on May 15, 2024.
8.1**	List of Subsidiaries of the Registrant
11.1*	Code of Ethics of the Registrant, filed as Exhibit 14 to the Registrant’s Form F-1 filed with the Commission on March 5, 2021 (File number 333-253950)
12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Audit Alliance LLP, independent auditor
15.2**	Consent of Li CPA LLC, independent auditor
97.1*	Clawback Policy, incorporated by reference to the Exhibit 97.1 to the Form 20-F (File No. 001-39564) filed on May 15, 2024
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously Filed as indicated and incorporated by reference.
**	Filed herewith.
***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINGZHU LOGISTICS HOLDINGS LIMITED

/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer

Date: May 15, 2025

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AUDIT ALLIANCE LLP®
A Top 18 Audit Firm
10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No : M90367663E
Tel: (65) 6227 5428
10 Anson Road #20-16 International Plaza Singapore 079903
Website : www.allianceaudit.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MingZhu Logistics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MingZhu Logistics Holdings Limited. and subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of three years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the effects of the reverse stock split of the Company’s ordinary shares as described in Note 21. Accordingly, we do not express an opinion or any other form of assurance on whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Li CPA LLC.

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

We have served as the Company’s auditor since 2021.

/s/ Audit Alliance LLP

Audit Alliance LLP

Singapore

May 15, 2025

PCAOB ID Number 3487

Registered Office: 10 Anson Road #20-16 International Plaza Singapore 079903

Reports of Independent Registered Public Accounting Firms

To The Shareholders and the Board of Directors of MingZhu Logistic Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MingZhu Logistic Holdings Ltd and its subsidiaries (collectively, the “Group”) as of December 31, 2024 and the consolidated statements of profit and other comprehensive income, consolidated statements of equity and cash flows for the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and the results of its operations and its cash flows for each of the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Li CPA LLC

We have served as the Company’s auditor since 2025

Colorado US

May 15, 2025

PCAOB ID Number 7093

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2023
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$698,239	$3,676,382
Accounts receivable, net	2,705,509	31,566,845
Prepayments	12,473,550	17,261,010
Other receivables	192,608	184,942
Loans receivable	27,624,192	29,156,394
Amount due from related parties	1,279,069	1,996,190
Total current assets	44,973,167	83,841,763

NON-CURRENT ASSET
Investments in equity method investees	501,149	-
Property and equipment, net	729,148	1,462,795
Deferred tax assets	117,320	105,845
Deposits	621,427	834,307
Goodwill	41,109,592	41,109,592
Other non-current assets	2,280,000	-
Total non-current asset	45,358,636	43,512,539
Total assets	$90,331,803	$127,354,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$2,687,255	$6,809,651
Accounts and notes payable	4,547,271	18,431,506
Other payables and accrued liabilities	28,373,270	33,568,108
Amount due to related parties	6,825,203	8,211,968
Tax payable	2,122,623	2,199,851
Current maturities of long-term bank borrowings	428,155	391,178
Current portion of capital lease and financing obligations	-	9,529
Current maturities of loans from other financial institutions	-	13,054,470
Total current liabilities	44,983,777	82,676,261

NON-CURRENT LIABILITIES
Long-term bank borrowings	594,723	121,088
Total non-current liabilities	594,723	121,088
Total liabilities	45,578,500	82,797,349

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.008 and $0.008 par value, 100,000,000 and 50,000,000 shares authorized, 6,679,065 and 3,441,172 shares issued and outstanding as of December 31, 2024 and 2023, respectively*	53,433	27,529
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	47,862,986	41,220,949
Statutory reserves	890,021	890,021
Retained earnings	(1,285,714)	4,901,797
Accumulated other comprehensive (loss) income	(1,920,337)	(1,636,257)
Total shareholders’ equity	44,753,303	44,556,953
Total liabilities and shareholders’ equity	$90,331,803	$127,354,302

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, the surrender and cancellation of shares effected on May 21, 2020 and the reverse stock split effected on July 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
Revenues	$40,429,750	$89,002,243	$63,515,071

Costs and expenses
Costs of trucking services	29,986,007	66,540,754	34,789,989
Costs of liquor distributions	4,962	48,238	-
Costs of car owner services	9,645,985	19,339,145	26,009,485
General and administrative expenses	4,418,262	1,865,856	2,706,303
Sales and marketing expenses	409,065	359,352	109,346
Total costs and expenses	44,464,281	88,153,345	63,615,123

(Loss) Income from operations	(4,034,531)	848,898	(100,052)

Other (expenses) income
Interest expenses	(369,012)	(450,323)	(789,306)
Other expenses	(1,973,039)	(33,372)	(45,522)
Other income	201,517	268,454	1,102,722
Total other expenses, net	(2,140,534)	(215,240)	267,894

Share of income of equity method investees	21,965	-	-

(Loss) income before income taxes	(6,153,100)	633,658	167,842
Provision for income taxes	34,411	268,567	226,169

Net (loss) income from continuing operations	(6,187,511)	365,091	(58,327)

Discontinued operations
Loss on disposal of discontinued operations	-	(8,368,757)	-
Income/(loss) from discontinued operations	-	(1,576,094)	1,954,515
(Loss)/income from discontinued operations	-	(9,944,851)	1,954,515

Net (loss) income	(6,187,511)	(9,579,760)	1,896,188

Other comprehensive (loss) income
Foreign currency translation adjustment	(284,080)	(86,450)	(1,409,431)
Comprehensive (loss) income	$(6,471,591)	$(9,666,210)	$486,758

Weighted average shares used in computation:
Basic*	4,733,972	3,212,717	2,678,735
Diluted*	4,733,972	3,212,717	2,610,680

Earnings per share - basic*	$(1.31)	$(2.98)	$0.71
Earnings per share - diluted*	$(1.31)	$(2.98)	$0.73

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, the surrender and cancellation of shares effected on May 21, 2020 and the reverse stock split effected on July 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Share subscription	Additional	(Accumulated deficit) Retained earnings		Accumulated other comprehensive
	Shares*	Amount	receivable	paid-in capital	Statutory reserve	Unrestricted	(loss) income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE as at December 31, 2022	2,870,035	$22,960	$(847,086)	$41,734,546	$1,036,841	$7,704,538	$(1,549,807)	$48,101,992
Net loss for the year	-	-	-	-	-	(9,579,760)	-	(9,579,760)
Foreign currency translation adjustment	-	-	-	-	-	-	(86,450)	(86,450)
Appropriation to statutory reserve	-	-	-	-	(146,820)	146,820	-	-
Issuance of shares for acquisition	571,137	4,569	-	(513,597)	-	-	-	(509,028)
Effect of discontinued operation on equity	-	-	-	-	-	6,630,199	-	6,630,199
BALANCE as at December 31, 2023	3,441,172	$27,529	$(847,086)	$41,220,949	$890,021	$4,901,797	$(1,636,257)	$44,556,953
Net income (loss) for the year	-	-	-	-	-	(6,187,511)	-	(6,187,511)
Issuance of shares - private placement	625,000	5,000	-	1,995,000	-	-	-	2,000,000
Issuance of shares - equity incentive plan	620,869	4,967	-	2,382,974	-	-	-	2,387,941
Round up	92,024	737	-	(737)	-	-	-	-
Issuance of shares	1,900,000	15,200	-	2,264,800	-	-	-	2,280,000
Foreign currency translation adjustment	-	-	-	-	-	-	(284,080)	(284,080)
BALANCE as at December 31, 2024	6,679,065	$53,433	$(847,086)	$47,862,986	$890,021	$(1,285,714)	$(1,920,337)	$44,753,303

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, the surrender and cancellation of shares effected on May 21, 2020 and the reverse stock split effected on July 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023	2022
	USD	USD	USD
			Reclassification
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(6,187,511)	$(9,579,760)	$1,896,188
Net loss/(income) from discontinued operations, net of tax	-	9,944,851	(1,954,515)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Loss (Gain) on disposals of equipment	7,944	(89,943)	679,635
Allowance for credit losses	2,602,475	(521,454)	814,882
Amortization of deferred financing fees	-	106	223,904
Depreciation for property and equipment	804,918	878,565	2,193,898
Deferred income tax (benefit) expenses	-	(115,593)	(187,201)
Equity incentive plans	2,387,941	-	-
Changes in operating assets and liabilities:	-		-
Accounts receivable	9,921,295	(15,080,021)	(370,912)
Prepayments	4,787,460	(8,861,530)	4,446,773
Other receivables	(7,666)	(89,881)	7,335,742
Loans receivable	2,033,257	(3,040,646)	(16,621,319)
Deposits	212,880	77,456	(99,445)
Accounts payable	(13,884,235)	11,118,176	1,686,462
Other payables and accrued liabilities	(5,194,838)	3,117,965	(6,833,769)
Tax payables	(77,228)	(109,648)	126,848
Net cash provided/(used in) by continuing operating activities	(2,593,308)	(12,351,357)	(6,662,829)
Net cash provided/(used in) by discontinued operating activities	-	2,271,892	2,708,874
Net cash provided/(used in) operating activities	(2,593,308)	(10,079,465)	(3,953,955)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	(103,972)	-	(12,243)
Proceeds from disposal of equipment	24,757	89,950	24,906
Investments in equity method investees	(501,149)	-	2,714,240
Net cash provided/(used in) by continuing investing activities	(580,364)	89,950	2,726,903
Net cash provided/(used in) by discontinued investing activities	-	-	-
Net cash provided/(used in) investing activities	(580,364)	89,950	2,726,903
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	2,144,770	2,896,570	20,528,594
Repayment of short-term bank borrowings	(2,679,781)	(5,178,651)	(17,070,793)
Proceeds from long-term bank borrowings	716,370	242,864	444,345
Repayment of long-term bank borrowings	(1,020,631)	(547,485)	(92,594)
Proceeds from other financial institutions	-	14,290,807	-
Repayments of loans from other financial institutions	-	(1,250,461)	-
Repayments of obligations under capital leases	-	(40,151)	(417,165)
Amounts advanced from related parties	717,121	3,672,219	949,020
Repayments to related parties	(1,386,765)	(2,047,951)	(1,455,845)
Proceeds from private placement	2,000,000	-	-
Net cash provided/(used in) by continuing financing activities	491,084	12,037,761	2,885,562
Net cash provided/(used in) by discontinued financing activities	-	(3,484,697)	(2,092,305)
Net cash provided/(used in) financing activities	491,084	8,553,064	793,257
Effect of exchange rate change on cash and restricted cash	(295,555)	(246,119)	368,989
Net (decrease) increase in cash and restricted cash	(2,978,143)	(1,682,571)	(64,806)
Cash, restricted cash at beginning of the year	3,676,382	5,687,311	5,752,117
Cash, restricted cash at end of the year	698,239	$4,004,740	$5,687,311
Less: Cash and restricted cash of discontinued operations at end of the year	-	328,358	1,834,006
Cash and restricted cash of continuing operations at end of the year	$698,239	$3,676,382	$3,853,305

Supplemental disclosure of cash flow information:
Interest paid	$241,475	$611,713	$290,107
Income tax paid	$182,628	$195,237	$77,177

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$139,000	$52,977	$-
Uncollected receivable from disposal of revenue equipment	$9,035	$-	$-

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

On December 30, 2023, the Company disposed the entirety of its interest in Cheyi BVI, which conduct car-hailing and driver management services, by entering into a VIE Termination Agreement whereby the Cheyi WFOE and Cheyi terminated the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. Following the termination, the Company received no new income from Cheyi BVI and had no further involvement or continuing influence over its operations. Effective December 30, 2023, on the date of termination, the Company determined that the Company met the “held for sale” criteria and the “discontinued operations” criteria in accordance with Financial Accounting Standard Boards (“FASB”) Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, (“FASB ASC 205”). Please refer to Note 3, “Discontinued Operations” for further information about the discontinued businesses. The Consolidated Financial Statements were restated for all periods presented to reflect the discontinuation of the car-hailing and driver management services business in accordance with FASB ASC 205. The discussion in the notes to these Consolidated Financial Statements, unless otherwise noted, relate solely to the Company’s continuing operations.

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

On March 20, 2024, a Form S-8 was filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company. During the fiscal year of 2024, the Company issued 4,966,950 ordinary shares to its employees according to the 2024 Incentive Plan.

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

At an Extraordinary General Meeting (“2024 EGM”) of Shareholders held on June 14, 2024, the Company’s stockholders approved resolutions effecting a reverse stock split of the Company’s issued ordinary share at a ratio of 1:8 (the “Reverse Stock Split”). The Company’s board of directors previously approved, subject to the Company’s stockholder approval of the Reverse Stock Split at the 2024 EGM, a final ratio of 1-for-8 for the Reverse Stock Split. As of the Effective Time, each 8 shares of the Company’s ordinary share, par value $0.001, per share of the Company (“Ordinary Share”) outstanding immediately prior to the Effective Time will be combined and reclassified, automatically and without any action on the part of the Company or its stockholders, into one new share of Ordinary Share. No fractional shares of Ordinary Share will be issued as a result of the Reverse Stock Split. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares. The Reverse Stock Split was effective on July 1, 2024. In the same 2024 EGM, the Company’s shareholder approved that, immediately following the Reverse Stock Split, the authorized share capital of the Company be increased from US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each to US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each. After the 2024 EGM, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 4,779,065 including round up shares of 92,024.

On October 21, 2024, Company, as the issuer, and its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., a company incorporated in China (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), as the seller, with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets, as described more particularly therein (the “Software”). Pursuant to the Software Purchase Agreement, Shenzhen Mingzhu agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 (the “Consideration Shares”). On October 21, 2024, the “Company, completed the share issuance (the “Share Issuance”) and closed the acquisition of the Software, pursuant to the Software Purchase Agreement. The Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 to the Assignees as consideration for all of the rights, title, and interests in Software.

As of December 31, 2024, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 6,679,065.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership
MingZhu Investment Limited (“MingZhu BVI”)	● ● ●	A British Virgin Islands company Incorporated on January 15, 2018 A holding company	100% directly owned by MingZhu Cayman

YGMZ (Hong Kong) Limited (“MingZhu HK”)	● ● ●	A Hong Kong company Incorporated on February 2, 2018 A holding company	100% directly owned by MingZhu BVI

Shenzhen Yangang Mingzhu Freight Industry Co., Ltd (“MingZhu” or “Mingzhu”)	● ● ●	A PRC limited liability company Incorporated on July 10, 2002 Providing trucking services	100% directly owned by MingZhu HK

Shenzhen Yangang Mingzhu Supply Chain Management Co., Ltd (“MingZhu Management”)	● ● ●	A PRC limited liability company Incorporated on September 5, 2018 Transportation and supply chain management services	100% directly owned by MingZhu HK

Shenzhen Pengcheng Shengshi Logistics Co., Ltd (“MingZhu Pengcheng”)	● ● ●	A PRC limited liability company Incorporated on April 7, 2010 Providing trucking services	100% directly owned by MingZhu

Yinhua (BVI) Limited (“Yinhua”)	● ● ●	A British Virgin Islands company Incorporated on November 12, 2021 A holding company	100% directly owned by MingZhu Cayman

Yinhua (HK) Limited (“Yinhua HK”)	● ● ●	A Hong Kong company Incorporated on December 1, 2021 A holding company	100% directly owned by Yinhua

Zhejiang Caiyunlian Technology Co. Ltd. (“Yinhua WFOE”)	● ● ●	A PRC limited liability company Incorporated on January 7, 2021 A holding company	100% directly owned by Yinhua HK

Hainan Zhisheng Automobile Services Co., Ltd. (“Zhisheng”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2018 A comprehensive auto related service platform to serve auto insurance companies	100% owned by Yinhua WFOE via contractual arrangements

Feipeng Global Limited (“Feipeng BVI”)	● ● ●	A British Virgin Islands company Incorporated on March 17, 2022 A holding company	100% directly owned by MingZhu Cayman

Feipeng Enterprises (HK) Limited (“Feipeng HK”)	● ● ●	A Hong Kong company Incorporated on April 27, 2022 A holding company	100% directly owned by Feipeng BVI

Shenzhen Feipeng Zongheng Supply Chain Management Co., Ltd. (“Feipeng WFOE”)	● ● ●	A PRC limited liability company Incorporated on September 13, 2022 A holding company	100% directly owned by Feipeng HK

Xinjiang Feipeng Logistics Co., Ltd. (“Feipeng”)	● ● ●	A PRC limited liability company Incorporated on July 3, 2014 A regional trucking services provider	100% owned by Feipeng WFOE via contractual arrangements

Shanghai Feipeng Supply Chain Management Co., Ltd (“Shanghai Feipeng”)	● ● ●	A PRC limited liability company Incorporated on December 28, 2017 A regional trucking services provider	100% owned by Xinjiang Feipeng via contractual arrangements

Liquor Alliance Investment (BVI) Limited (“Alliance BVI”)	● ● ●	A British Virgin Islands company Incorporated on April 28, 2023 A holding company	100% directly owned by MingZhu Cayman

Alliance Liquor Investment (HK) Limited (“Alliance HK”)	● ● ●	A Hong Kong company Incorporated on March 17, 2023 A holding company	100% directly owned by Alliance BVI

Xiamen Alliance Management Consulting Co., Ltd. (“Alliance WFOE”)	● ● ●	A PRC limited liability company Incorporated on May 5, 2023 A holding company	100% directly owned by Alliance HK

Xiamen Alliance Liquor Industry Group Co., Ltd.(“Liquor Alliance”)	● ● ●	A PRC limited liability company Incorporated on November 24, 2021 A liquor distributor	100% directly owned by Alliance WFOE

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

For the purpose of presenting the financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.2993, 7.0999 and 6.8972 as of December 31, 2024, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.1957, 7.0809 and 6.7290 for the years ended December 31, 2024, 2023 and 2022, respectively.

For the purpose of presenting the financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.7677, 7.8109 and 7.8015 as of December 31, 2024, 2023 and 2022, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.8030, 7.8292 and 7.8306 for the years ended December 31, 2024, 2023 and 2022, respectively.

Cash

Cash comprises of cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of December 31, 2024 and 2023, cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

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

As of December 31, 2024 and 2023, there were restricted cash balance of $0.00 and $0.00, respectively.

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

The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to opening retained earnings of $nil as of January 1, 2023 due to the cumulative impact of adopting ASC Topic 326. Upon adoption, the Company recorded $1,033,204 of recovery of credit loss for the year ended December 31, 2023. For the year ended December 31, 2024, the Company recorded $2,536,187 of credit loss.

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

Other receivables

Other receivables primarily include short-term interest-free advances made to third parties, rental receivables and receivables for disposal of equipment. Management reviews its other receivables on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The allowance for credit losses of other receivables were insignificant as of December 31, 2024 and 2023, respectively.

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

We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheets, as of December 31, 2024 and 2023, $nil and $9,529 was recorded to “Current portion of capital lease and financing obligations”, respectively; $nil and $nil was recorded to “Long-term portion of capital lease and financing obligations”, respectively.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

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

For certain privately held associates where fair value is not readily determinable, we estimate value based on net assets value. These investments are classified as Level 3 in the fair value hierarchy.

Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value as at December 31, 2024 and 2023, as the weighted average interest rate on these long-term debt approximates the market rate for similar debt.

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

Revenue Recognition

For the year ended December 31, 2024, revenues are mainly generated from provision of trucking services, car owner services, and liquor distribution services. All revenues are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

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

We utilize independent contractors in the performance of certain services. While various ownership arrangements may exist for the equipment utilized to perform these services, revenue is generated from the same base of customers. We evaluate whether our performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Our evaluation determined that we are controlling the transaction price, managing all aspects of the services process and taking the risk of failure of provision of services. Based on our evaluation of the control model, we determined that all of our major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

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

The Company’s performance obligations represent the transaction price allocated to future reporting periods for services started but not completed on the reporting date. This includes the unbilled amounts and accrued costs for services provision in transit.

Disaggregated information of revenues by types are as follows:

	2024	2023	2022
Trucking services	$30,233,927	$68,400,751	$36,461,922
Car owner services	10,069,714	19,447,401	27,053,149
Liquor distribution	126,109	1,154,091	-
Total revenues	$40,429,750	$89,002,243	$63,515,071

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

Sales and marketing expenses

Sales and marketing expenses primarily include travelling expenses and entertainment expenses.

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

Value added taxes

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, liquor distribution and car owner services are generally subject to VAT at the rate of 9%, 13% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Giving retroactive effect to the reverse stock split effected on July 1, 2024, for the years ended December 31, 2024, 2023 and 2022, the diluted EPS was -$1.31, -$2.98 and $0.73, respectively.

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

Recent issued Accounting Pronouncements

In December 2023, The FASB has issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures. Under the ASU, public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). “For public business entities, the standard is effective for annual periods beginning after December 15, 2024. For other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently assessing the impact that ASU 2023-09 will have on its future consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the above new accounting pronouncement or guidance on the consolidated financial statements.

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

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, cash equivalents and restricted cash. As of December 31, 2024, and 2023, substantially most of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

For the credit risk related to accounts receivable, the Company performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(c)	Customer concentration risk

For the year ended December 31, 2024, four customer accounted for 20.4%, 16.2%, 14.1% and 13.3%. For the year ended December 31, 2023, three customers accounted for 17.2%, 13.9% and 10.7%. For the year ended December 31, 2022, one customer accounted for 15.6% of the Company’s total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, three customers accounted for 35.0%, 29.8% and 19.0% of the total balance of accounts receivable. As of December 31, 2023, two customers accounted for 35.4% and 21.7% of the total balance of accounts receivable. No other customer accounts for more than 10% of the Company’s accounts receivable as of December 31, 2024 and 2023, respectively.

Goodwill impairment

The Company performs impairment tests on goodwill on an annual basis in accordance with US GAAP, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. A goodwill impairment loss is recognized when the carrying amount of the reporting unit is greater than its fair value. The goodwill impairment loss is calculated as the excess of the carrying amount of the goodwill over its implied fair value. During the year ended December 31, 2024 there was no goodwill impairment identified.

Goodwill arising from the acquisition of Yinhua, Feipeng BVI, and Alliance BVI, which was acquired in December 2021, March 2022, December 2022 and May 2023.

Investments in associates

Investments in associates are those in which the Company has significant influence, but not control, generally accompanied by a shareholding of between 20% and 50% of the voting rights. These investments are accounted for using the equity method.

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

	Disposal Date	As of December 31, 2022
	USD	USD
Cash and cash equivalents	$328,358	$1,833,843
Accounts receivable, net	1,888,383	3,026,618
Prepayments	238,566	306,192
Other receivables	945,753	2,735,617
Loans receivable	3,361,151	1,472,217
Amount due from related parties	4,306,134	877,598
Assets held for sale, current	11,068,345	10,252,085
Investment in sub
Property and equipment, net	6,320,716	7,613,938
Deferred tax assets	9	9
Deposits	1,700,347	1,734,692
Assets held for sale, non-current	8,021,071	9,348,639
Total assets held for sale	$19,089,416	$19,600,724
Short-term bank borrowings	$1,158,360	$666,937
Accounts and notes payable	2,891,018	3,202,323
Other payables and accrued liabilities	2,525,421	597,037
Amount due to related parties	-	-
Tax payable	2,771,059	2,904,176
Current maturities of long-term bank borrowings	-	-
Current portion of capital lease and financing obligations	686,900	704,504
Liabilities held for sale, current	10,032,758	8,074,978
Long-term bank borrowings	687,902	1,158,642
Liabilities held for sale, non-current	687,902	1,158,642
Total liabilities held for sale	10,720,659	9,233,620

	For the years ended December 31,
	2023	2022
	USD	USD
Revenues	$12,784,074	$50,558,732
Costs of car rental services	(13,020,751)	(43,966,881)
General and administrative expenses	(869,482)	(2,940,140)
Sales and marketing expenses	(403,754)	(675,307)
Loss from operations of discontinued operations	(1,509,913)	2,976,404
Total other income (expenses), net	(60,824)	(718,016)
(Loss) income from discontinued operations before income tax expense	(1,570,737)	2,258,388
Income tax expense	(5,357)	(303,873)
Net (loss) income from discontinued operations, net of tax	$(1,576,094)	$1,954,515

	For the years ended December 31,
	2023	2022
	USD	USD
Net cash (used in)/provided by discontinued operating activities	2,271,892	2,575,382
Net cash (used in)/provided by discontinued investing activities	(3,484,697)	(2,092,305)

The following table presents the loss on disposal of discontinued operations related to the disposal of the car-hailing and driver management services business for the year ended December 31, 2023:

For the years ended December 31, 2023
USD
Cash consideration received for sale of car-hailing and driver management services business	$-
Carrying value of net assets transferred	8,368,757
Gain on disposal of discontinued operations	$(8,368,757)

Note 4 – Cash

Cash consist of the following:

	December 31, 2024	December 31, 2023
Cash on hand	$122,231	$72,839
Cash at bank	576,008	3,603,543
Cash	$698,239	$3,676,382

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$5,606,743	$31,931,892
Allowance for credit loss	(2,901,234)	(365,047)
Total accounts receivable, net	$2,705,509	$31,566,845

Movements of allowance for doubtful accounts are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Beginning balance	$365,047	$945,761	$152,768
Adoption ASU 2016-13	-	365,047	-
Provision	2,602,475	(927,055)	804,613
Write off		-	-
Exchange rate effect	(66,288)	(18,706)	(11,620)
Ending balance	$2,901,234	$365,047	$945,761

Note 6 – Prepayments

Prepayments consist of the following:

	December 31, 2024	December 31, 2023
Prepayments
Prepayments - subcontracting	$4,549,208	$4,890,716
Prepayments - fuel	32,796	240,048
Prepayments - insurance	12,379	16,724
Prepayments - parts and others	62,450	71,309
Prepayments - car services	3,421,921	7,638,237
Prepayments - telecommunication services expenses	2,499,872	3,808,139
Prepayments - marketing services	1,479,777	-
Prepayments - liquor	374,047	373,281
Prepayments - legal	-	222,556
Prepayments - rental	41,100	-
Total prepayments	$12,473,550	$17,261,010

Note 7 – Other receivables

Other receivables consist of the following:

	December 31, 2024	December 31, 2023
Other receivables
Other receivables – employee’s statutory social insurance	$5,678	$184,942
Other receivables – rental deposits	30,716	-
Other receivables – others	14,922	-
Other receivables – deposits for operational purposes	141,292	-
Total other receivables	$192,608	$184,942

Note 8 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of December 31, 2024 and 2023, the outstanding balance of such interest-free advances were $27,624,192 and $29,156,394, respectively.

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023
Property and equipment
Buildings and improvements	$1,037,185	$1,065,953
Computer and office equipment	369,501	1,250,616
Revenue equipment – trucking	7,020,970	7,966,706
Subtotal	8,427,656	10,283,275
Less: accumulated depreciation	(7,698,508)	(8,820,480)
Property and equipment, net	$729,148	$1,462,795

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $804,918, $878,565 and $2,193,898, respectively. For the year ended December 31, 2024, the Company disposed revenue equipment with cost of $656,582 and accumulated depreciation of $615,332 for proceeds of $33,306 resulting in disposal loss of $7,944. For the year ended December 31, 2023, the Company disposed revenue equipment with cost of $1,545,903 and accumulated depreciation of $1,545,903 for proceeds of $89,950 resulting in disposal gain of $89,950.

Revenue equipment under capital leases

The Company leased its revenue equipment from third parties with terms of approximately 24 to 36 months and account for as a capital lease. As of December 31, 2024, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $nil and $nil, respectively. As of December 31, 2023, carrying value and accumulated depreciation of the revenue equipment under capital leases recorded by the Company were $9,529 and $64, respectively.

Note 10 – Deposits

As of December 31, 2024, deposits primarily include payments in total of $621,427 made in advance to landlord, suppliers and financial institutions. As of December 31, 2023, deposits primarily include payments in total of $834,307 made in advance to landlord, suppliers and financial institutions.

Note 11 – Goodwill

As of December 31, 2024, the balance of goodwill represented an amount of $5,364,709 that arose from acquisition of Yinhua in March 2022, $13,715,130 that arose from acquisition of Feipeng BVI in December 2022 and $22,029,753 that arose from acquisition of Alliance BVI in May 26, 2023.

On December 30, 2023, the Company disposed the entirety of its interest in Cheyi BVI by entering into a VIE Termination Agreement whereby the Cheyi WFOE and Cheyi terminated the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. Following the termination, the Company received no new income from Cheyi BVI and had no further involvement or continuing influence over its operations. Prior to the termination, goodwill of $14,157,570 was derived from consolidating Cheyi BVI effective December 29, 2021. In accordance with ASC 350, “Intangibles-Goodwill and Other,” goodwill and other intangible assets with indefinite lives were no longer subject to amortization but were tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired prior to the sale. Effective December 30, 2023, on the date of termination, we met the criteria outlined in ASC Topic 205-20 “Discontinued Operations,” for our $14,157,570 goodwill to be reduced to $0 and the results of operations and assets and liabilities for our facilities operations segment were excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements.

A reconciliation of changes in the Company’s goodwill by reportable segment were as follows:

	Trucking services	Car owner services	Liquor distribution

Balance as at December 31, 2023	$13,715,130	$5,364,709	$22,029,753
Impairment	-	-	-
Arising from acquisition	-	-	-
Effects of exchange rate changes	-	-	-
Balance as at December 31, 2024	$13,715,130	$5,364,709	$22,029,753

Note 12 – Acquisition

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

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

Recognized amounts of identifiable assets acquired and liabilities assumed
Prepayments	$1,587,580
Other receivables	106,839
Inventory	29,846
Property and equipment, net	868,434
Others payable and accrued liabilities	(3,326,020)
Tax payable	(3,483)
Total identifiable net liabilities	(736,805)
Goodwill	22,029,753
Total purchase price for acquisition net of $0 of cash	$21,292,948

The Company has included the operating results of Alliance BVI in its consolidated financial statements since the Acquisition Date.

Note 13 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
Other payables and accrued liabilities
Rental deposits	$94,530	$1,100,301
Salary payables	254,820	302,074
Others	104,614	20,362
Receipt in advance	2,338,872	6,817,197
Payable under acquisition	19,078,303	24,123,116
Advance for operational purpose	-	1,205,058
Lending with no interests	6,069,808	-
Interest payable	125,702	-
Rental expenses	306,621	-
Total other payables and accrued liabilities	$28,373,270	$33,568,108

Others primarily involve the rental expenses incurred.

Note 14 – Credit facilities

Short-term bank borrowings

Outstanding balances of short-term bank borrowings as of December 31, 2024 and 2023 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2024	December 31, 2023
Bank of China	From May 25, 2023 to May 25, 2024	Weighted average rate of 4.5%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	31-Dec-24	$-	$2,636,677
Bank of China	From May 24, 2023 to May 24, 2024	Weighted average rate of 4.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	31-Dec-24	-	460,923
China Everbright Bank	From November 13, 2023 to May 12, 2024	Weighted average rate of 5.0%	Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	12-May-24	-	1,135,411
Guilin Bank	From April 28, 2023 to April 28, 2024	Weighted average rate of 8.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics	28-Apr-24	-	408,320
The Industrial Bank Co., Ltd.*	From May 10, 2023 to May 10, 2024	Weighted average rate of 7.5%	Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	-	328,800	337,920
Bank of China	From October 20, 2023 to October 20, 2024	Weighted average rate of 3.25%	Guarantee by Mr. Lihui Wang	-	-	1,126,400
Bank of China	From January 18, 2024 to January 18, 2025	Weighted average rate of 3.05%	Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	-	274,000	-
Bank of China	From October 24, 2024 to October 24, 2025	Weighted average rate of 2.70%	Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	-	1,096,000	-
China Construction Bank	From April 19, 2023 to April 19, 2024	Weighted average rate of 3.95%	None	19-April-24	-	422,400
China Construction Bank	From April 19, 2024 to April 19, 2025	Weighted average rate of 3.95%	-	-	411,000	-
Bank of China	From January 3, 2023 to January 3, 2024	Weighted average rate of 3.65%	Guarantee by Mr. Lihui Wang	3-Jan-24	-	281,600
Postal Savings Bank	From June 11, 2024 to June 10, 2025	Weighted average rate of 4.0%	Guarantee by Mr. Lihui Wang	-	411,000	-
China Merchants Bank	From June 19, 2024 to June 19, 2025	Weighted average rate of 4.93%	Guarantee by Haoyan Gu, legal representative of Hainan Zhisheng	-	166,455	-
					$2,687,255	$6,809,651

*	Due to the decrease in working capital, this borrowing was overdue by $328,800 as of December 31, 2024. The Company is negotiating with the bank for other arrangements.

Long-term bank borrowings

Outstanding balances of long-term bank borrowings as of December 31, 2024 and 2023 consisted of the following:

Bank name	Term	Interest rate	Collateral/ Guarantee	Date of paid off	December 31, 2024	December 31, 2023
WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	Weighted average rate of 9.0%	Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	29-Feb-24	$-	$122,719
WeBank Co., Ltd.	From February 29, 2024 to March 13, 2027	Weighted average rate of 16.2%	Guarantee by Mr. Zhewen An, legal representative of Shenzhen Mingzhu Freight Industrial Co., Ltd.	-	38,577	-
Guilin Bank	From April 30, 2024 to April 29, 2027	Weighted average rate of 8.0%	Guarantee by Mr. Jinlong Yang and pledged by certain part of accounts receivable	-	397,012	-
Kincheng Bank of Tianjin Co., Ltd.*	From July 5, 2022 to July 5, 2024	Weighted average rate of 16.2%	Guarantee by Mr. Jinlong Yang	-	69,505	72,278
WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	Weighted average rate of 9.45%	Guarantee by Mr. Jinlong Yang	-	71,697	-
WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	Weighted average rate of 18.00%	Guarantee by Mr. Jinlong Yang	-	139,182	-
WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	Weighted average rate of 17.64%	Guarantee by Mr. Jinlong Yang	-	96,514	-
WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	Weighted average rate of 16.2%	-	24-Jan-24	-	75,093
WeBank Co., Ltd.	From November 6, 2023 to October 26, 2025	Weighted average rate of 17.64%	Guarantee by Mr. Jinlong Yang	24-Jan-24	-	101,376
WeBank Co., Ltd.	From November 6, 2023 to October 26, 2025	Weighted average rate of 18%	Guarantee by Mr. Jinlong Yang	24-Jan-24	-	140,800
Huishang Bank	From July 15, 2022 to July 15, 2025	Weighted average rate of 5.00%	Guarantee by Mr. Lihui Wang and other third parties	-	210,391	-
Less: current maturities					(428,155)	(391,178)
Non-current maturities					$594,723	$121,088

*	Due to the decrease in working capital, this borrowing was overdue by $99,947 as of December 31, 2024. The Company is negotiating with the bank for other arrangements.

The maturities schedule of long-term bank borrowings is as follow:

	As of December 31, 2024	As of December 31, 2023
Payments due by period
Less than 1 year	$3,115,410	$391,178
1-3 years	594,723	121,088
3-5 years	-	-
Total	$3,710,133	$512,266

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

Business Cooperation Agreement

Under the Business Cooperation Agreement entered into by Alliance WFOE, Liquor Alliance and the shareholders of Liquor Alliance, dated May 1, 2023, all parties agreed that without obtaining Alliance WFOE ’s prior written consent, the Liquor Alliance and shareholders of Liquor Alliance shall cause each of Liquor Alliance not to, engage in any transaction which may materially affect its asset obligation right or operation. Furthermore, Liquor Alliance shall and shareholders of Liquor Alliance shall cause Liquor Alliance to accept suggestions raised by Alliance WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of Liquor Alliance and its subsidiaries and Liquor Alliance and its subsidiaries shall strictly abide by and perform accordingly.

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

Letter of Confirmation and Undertaking

Each shareholder of Liquor Alliance had signed a Letter of Confirmation and Undertaking. Under the Letter of Confirmation and Undertaking, each shareholder of Liquor Alliance confirmed undertake and warrant that his or her successor, guardian, creditor, spouse or any other person that may be entitled to assume rights and interests in the equity interest of Liquor Alliance held by him or her upon his or her death incapacity, divorce or any circumstances that may affect his or her ability to exercise rights of shareholder in Liquor Alliance will not, in any manner and under any circumstances, take any action that may affect or hinder the fulfillment of his or her obligations under each of the Master Exclusive Service Agreement, the Business Cooperation Agreement, the Proxy Agreement, the Exclusive Option Agreement, and the Equity Interest Pledge Agreement executed by him or her on May 1, 2023.

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of income and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are consolidation of the financial position, operation and cash flow of the Company’s subsidiaries, VIE and VIE’s subsidiaries. The Company has not provided any financial support to Zhisheng, Feipeng and Alliance for the years ended as of December 31, 2024 and 2023.

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIEs, the subsidiaries of the VIEs and the Company and its subsidiaries, are as follows:

	As of	As of
	December 31,	December 31,
	2024	2023
	USD	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$287,434	2,445,865
Accounts receivable, net	2,778,584	28,997,596
Prepayments	10,210,988	13,999,898
Other receivables	157,190	130,349
Loans receivable	988,486	-
Amount due from related parties	-	189,222
Total current assets	14,422,682	45,762,930

NON-CURRENT ASSET
Investments in equity method investees	501,149	-
Property and equipment, net	194,275	659,569
Deferred tax assets	100,610	88,672
Deposits	455,292	660,239
Total non-current asset	1,251,326	1,408,480
Total assets	$15,674,008	$47,171,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$2,358,455	$1,830,400
Accounts and notes payable	1,147,425	13,673,612
Other payables and accrued liabilities	3,484,741	6,829,338
Amount due to related parties	2,850,885	4,849,607
Tax payable	1,200,768	1,229,697
Current portion of capital lease and financing obligations	-	13,054,470
Current maturities of long-term bank borrowings	210,391	-
Total current liabilities	11,252,665	41,467,124

NON-CURRENT LIABILITIES
	-	-
Total non-current liabilities	-	-

Total liabilities	11,252,665	41,467,124

SHAREHOLDERS’ EQUITY
Ordinary shares	-	-
Additional paid-in capital	1,548,100	1,591,040
Statutory reserves	411,491	448,003
Retained earnings	2,701,531	3,719,832
Accumulated other comprehensive (loss) income	(239,779)	(54,589)
Total shareholders’ equity	4,421,343	5,704,286
Total liabilities and shareholders’ equity	$15,674,008	$47,171,410

	For the Years Ended December 31,
	2024	2023
Revenues	$39,530,994	$64,376,185
Net (loss) income	$(1,003,065)	$985,311

	For the Years Ended December 31,
	2024	2023
Net cash flows from operating activities	$(10,751,414)	$-
Net cash flows from investing activities	$(501,149)	$2,445,865
Net cash flows from financing activities	$9,595,384	$45,762,929

There are no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, except for the restricted assets disclosed in Note - 21 Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs in normal course of business.

Note 16 – Leases

The total future minimum lease payments under the non-cancellable operating lease with respect to the offices December 31, 2024 are payable as follows:

12 months ending December 31,
2024	360,581
2025	-
Future minimum operating lease payments	$360,581

Rental expense of the Company for the years ended December 31, 2024, 2023 and 2022 were $360,581, $420,265 and $306,396, respectively.

Note 17 – Other non-current assets

On October 21, 2024, the Company, along with its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets (the “Software”). On October 21, 2024, the Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 as consideration to the assignees of the Seller for all of the rights, title, and interests in Software.

As of December 31, 2024, the software was not yet ready to be used, the Company recorded it as a non-current asset in the consolidated balance sheet.

Note 18 – Related party balances and transactions

Related party balances

The amount due from related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2024	December 31, 2023
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	$-	$6,228
Mr. Hui Wang	Senior employee	Advances for operational purpose	-	189,222
Mr. Jinlong Yang	Chairman and Chief Executive Officer	Advances for operational purpose	-	233,432
Mingzhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	1,279,069	1,300,712
			$1,279,069	$1,729,594

The amount due to related parties consists of the following:

Related Party Name (EN)	Relationship	Nature	December 31, 2024	December 31, 2023
Exquisite Elite Limited	Shareholder	Advances to payment of professional fee	-	25,160
MingZhu Logistics	Mr. Jinlong Yang’s family member as sole shareholder	Lending with no interests	-	998
Mr. Jingwei Zhang	Chief Financial Officer	Advances for operational purpose	-	75,021
Lihui Wang*	Manager of Feipeng	Advances for operational purpose and borrowing	2,243,305	13,359
Xiangyin Guo	Manager of Zhisheng	Advances for operational purpose	607,580	5,339,035
Mr. Jinlong Yang	CEO	Advances for operational purpose	3,974,318	2,758,395
			$6,825,203	$8,211,968

*	In April 2024, Shanghai Feipeng borrowed, by pledging one of its newly acquired vehicles, a total amount of RMB 1,000,000 (approximately $137,000) from Mr. Lihui Wang. This borrowing is due in five years with an annual interest rate of 8.49%. As of December 31, 2024, the balance of this borrowing was $121,903.

Collateral and Guarantee

The collateral and guarantee made by related parties to the Company as of December 31, 2024 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2024
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	$411,000	$328,800
Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	Bank of China	From October 24, 2024 to October 24, 2025	1,096,000	1,096,000
Guarantee by Mr. Lihui Wang and pledged by property owned by Mr. Lihui Wang	Bank of China	From January 18, 2024 to January 18, 2025	274,000	274,000
Guarantee by Mr. Lihui Wang	Postal Savings Bank	From June 10, 2024 to June 10, 2025	411,000	411,000
Guarantee by Haoyan Gu, legal representative of Hainan Zhisheng	China Merchants Bank	From June 19, 2024 to June 19, 2025	332,910	166,455
Guarantee by Mr. Zhewen An, legal representative of Shenzhen Mingzhu Freight Industrial Co., Ltd.	WeBank Co., Ltd.	From February 29, 2024 to March 13, 2027	38,577	38,577
Guarantee by Mr. Jinlong Yang and pledged by certain part of accounts receivable	Guilin Bank	From April 30, 2024 to April 29, 2027	397,300	397,012
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	73,067	71,697
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	139,182	139,182
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From January 29, 2024 to January 26, 2027	96,514	96,514
Guarantee by Mr. Jinlong Yang	Kincheng Bank of Tianjin Co., Ltd.	From July 5, 2022 to July 5, 2024	210,980	69,505
Guarantee by Mr. Lihui Wang and other third parties	Huishang Bank	From July 15, 2022 to July 15, 2025	793,504	210,391
			$4,274,034	$3,299,133

In April 2024, Shanghai Feipeng pledged one of its vehicles for borrowing a total amount of RMB 1,000,000 (approximately $137,000) from Mr. Lihui Wang. As of December 31, 2024, the carrying amount was $121,903.

The collateral and guarantee made by related parties to the Company as of December 31, 2023 consists of the following:

Related Parties	Institution Name	Term	Aggregated Principal	Carrying Amount as of December 31, 2023
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	Bank of China	From May 25, 2023 to May 25, 2024	$2,996,224	$2,636,677
Guarantee by Mr. Jinlong Yang and MingZhu Logistics, pledge by several properties owned by Mr. Jinlong Yang and his family members	Bank of China	From May 24, 2023 to May 24, 2024	523,776	460,923
Guarantee by Mr. Jinlong Yang, Shenzhen Bangrui Aviation Service Co. Ltd. and Mr. Jinlong Yang’s family members, pledged by a property owned by Shenzhen Bangrui Aviation Service Co. Ltd.	China Everbright Bank	From November 13, 2023 to May 12, 2024	2,112,000	1,135,411
Guarantee by Mr. Jinlong Yang and MingZhu Logistics	Guilin Bank	From April 28, 2023 to April 28, 2024	408,320	408,320
Guarantee by Mr. Jinlong Yang and Shenzhen Mingzhu Freight Industrial Co., Ltd.	The Industrial Bank Co., Ltd.	From May 10, 2023 to May 10, 2024	422,400	337,920
Guarantee by Mr. Lihui Wang	Bank of China	From October 20, 2023 to October 20, 2024	1,126,400	1,126,400
Guarantee by Mr. Lihui Wang	Bank of China	From January 3, 2023 to January 3, 2024	281,600	281,600
Guarantee by Mr. Jinlong Yang and MingZhu Logistics.	WeBank Co., Ltd.	From July 13, 2022 to July 13, 2024	420,992	122,719
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From July 5, 2022 to July 5, 2024	101,376	72,277
Guarantee by Mr. Jinlong Yang	WeBank Co., Ltd.	From September 8, 2022 to September 8, 2024	$140,800	$75,093
			$8,533,888	$6,657,340

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

Significant components of the income tax expense consisted of the following for the years ended December 31,

	2024	2023	2022
Current income tax expense (benefit)	$34,411	$356,970	$428,915
Deferred income tax (benefit) expense	-	(88,403)	(202,746)
Total	$34,411	$268,567	$226,169

The tax effects of temporary difference that give rise to the deferred tax assets as of December 31, 2024 and 2023 are $581,691 and $105,845, respectively. Deferred tax assets consist of the following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax assets:
Allowance for credit loss and doubtful accounts	$117,320	$105,845
Net operating loss carryforwards:
PRC	186,804	162,087
HONG KONG	20,194	75,729
Deferred tax assets operation loss carryforwards	324,318	343,661
Less valuation allowance	(206,998)	(237,816)
Total deferred tax assets	$117,320	$105,845

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

The Company’s net operation loss (“NOL”) was mainly from the Company’s PRC subsidiaries cumulative NOL of approximately $758,124 as of December 31, 2024 which will mostly expire in 2029.

Reconciliation of effective income tax rate is as follows for the years ended December 31:

	December 31, 2024	December 31, 2023	December 31, 2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax rate differential	(12.6)%	(57.9)%	(131.9)%
Valuation allowance deferred tax	(13.0)%	(21.0)%	(81.5)%
Non-deductible items*	0.0%	11.5%	53.6%
Effective tax rate	(0.6)%	42.4%	134.8%

*	Non-deductible items mainly arise from expenses not deductible for tax purposes primarily including professional fees in relation to capital market and late penalty fees.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024.

Value added tax

The Company is subject to value added tax (“VAT”). Revenue from provision of trucking services, liquor distribution and car owner services are generally subject to VAT at the rate of 9%, 13% and 6%. The Company is entitled to a refund for VAT already paid on goods and services purchased. The VAT balance is recorded in tax payables on the audited consolidated balance sheets. Revenues are presented net of applicable VAT.

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2023
VAT taxes payable (credit)	$(522,760)	$(209,380)
Income taxes payable	2,628,609	2,385,897
Other taxes payable	16,774	23,334
Total	$2,122,623	$2,199,851

Note 20 – Investments in associates

As of December 31, 2024, our investments in associates primarily included Xinjiang Hongsheng Silk Road Energy Technology Co. (40% ownership). The aggregate carrying amount of these investments was RMB 3,500,000 (USD 479,500), with our share of net losses recognized in the income statement amounting to RMB 158,020 (USD 21,649).

Note 21 – Shareholders’ equity

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

On May 26, 2023, the Company entered into a Share Purchase Agreement with Liquor Alliance Investment (BVI) Limited (“Alliance BVI”) which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China, and each of the shareholders of the Alliance BVI, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired 100% of Alliance BVI for approximately $21,292,948, of which 4,569,095 ordinary shares was issued upon closing. Alliance BVI shall receive a cash of $8,042,090 if it achieves a targeted net income of US$2.0 million during the fiscal year of 2023 and 2024, respectively.

On March 20, 2024, a Form S-8 was filed by the Company in accordance with the requirements of Form S-8 in order to register 5,000,000 ordinary shares, par value of $0.001 (“Ordinary Shares”) of the Company issuable pursuant to the 2024 incentive equity plan of the Company (the “2024 Incentive Plan”) adopted by the Board of Directors of the Company. During the fiscal year of 2024, the Company issued 4,966,950 ordinary shares to its employees according to the 2024 Incentive Plan.

On April 16, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share. On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

At an Extraordinary General Meeting (“2024 EGM”) of Shareholders held on June 14, 2024, the Company’s stockholders approved resolutions effecting a reverse stock split of the Company’s issued ordinary share at a ratio of 1:8 (the “Reverse Stock Split”). The Company’s board of directors previously approved, subject to the Company’s stockholder approval of the Reverse Stock Split at the 2024 EGM, a final ratio of 1-for-8 for the Reverse Stock Split. As of the Effective Time, each 8 shares of the Company’s ordinary share, par value $0.001, per share of the Company (“Ordinary Share”) outstanding immediately prior to the Effective Time will be combined and reclassified, automatically and without any action on the part of the Company or its stockholders, into one new share of Ordinary Share. No fractional shares of Ordinary Share will be issued as a result of the Reverse Stock Split. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares. The Reverse Stock Split was effective on July 1, 2024. In the same 2024 EGM, the Company’s shareholder approved that, immediately following the Reverse Stock Split, the authorized share capital of the Company be increased from US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each to US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each. After the 2024 EGM, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 4,779,065 including round up shares of 92,024.

All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split. All shares and per share data have been retroactively restated to reflect reverse stock split effected on July 1, 2024.

On October 21, 2024, Company, as the issuer, and its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., a company incorporated in China (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), as the seller, with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets, as described more particularly therein (the “Software”). Pursuant to the Software Purchase Agreement, Shenzhen Mingzhu agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 (the “Consideration Shares”). On October 21, 2024, the “Company, completed the share issuance (the “Share Issuance”) and closed the acquisition of the Software, pursuant to the Software Purchase Agreement. The Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 to the Assignees as consideration for all of the rights, title, and interests in Software.

As of December 31, 2024, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 6,679,065.

The Company believes it is appropriate to reflect the above transactions as re-denomination and nominal issuance of shares on a retroactive basis similar to stock split or dividend pursuant to ASC 260. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Share subscription receivables

Share subscription receivables represent unpaid capital contribution from the Company’s shareholders of $847,086 and $847,086 as of December 31, 2024 and 2023, respectively.

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Company’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Company’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Company’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. The statutory reserves recorded by the Company’s subsidiaries in the PRC were $890,021 and $890,021 as of December 31, 2024 and 2023, respectively.

Restricted assets

As a result of these PRC laws and regulations and the requirement that distributions by the Company’s subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and the statutory reserves of the Company’s subsidiaries in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s subsidiaries in the PRC not available for distribution, was $Nil and $Nil as of December 31, 2024 and 2023, respectively.

Note 22 – Commitments and Contingencies

Lease Commitments

The Company entered into a lease for office space located in Shenzhen, Guangdong, China for the period from November 21, 2018 to November 20, 2023 and then extended by one year. The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2024 are listed in section “Note 16 – Leases”.

Other Commitment

In April 2024, Shanghai Feipeng borrowed, by pledging one of its newly acquired vehicles, a total amount of RMB 1,000,000 (approximately $137,000) from Mr. Lihui Wang. This borrowing is due in five years with an annual interest rate of 8.49%. As of December 31, 2024, the balance of this borrowing was $121,903.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims.

In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for above loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. There are no other material loss contingencies than above-mentioned ones for the years ended December 31, 2024 and 2023.

Note 23 – Segment information

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

The acquisition of Yinhua, Alliance BVI, Feipeng BVI was completed on March 14, 2022, May 26, 2023 and December 20, 2022, in accordance with the ASC-805, the Company only is able to account the revenue generated by Yinhua, Feipeng BVI, Alliance BVI and their subsidiaries after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Yinhua, Feipeng BVI, Alliance BVI and their subsidiaries with reasonable estimates.

Segment information for the years as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023
Total assets
Trucking services	$35,411,783	$68,400,751
Car owner services	8,438,663	19,447,401
Liquor distribution	1,858,277	1,154,091
Total	$45,708,723	$89,002,243

Total Property and equipment, net
Trucking services	$729,148	$843,984
Liquor distribution	-	618,811
Total	$729,148	$1,462,795

As of December 31, 2024, the balance of goodwill represented an amount of $5,364,709 that arose from acquisition of Yinhua in March 2022, $13,715,130 that arose from acquisition of Feipeng BVI in December 2022 and $22,029,753 that arose from acquisition of Alliance BVI in May 26, 2023.

Note 24 – Subsequent events

On January 15, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 120,000,000 restricted ordinary Share of the Company, par value $0.001 per share, at a price of $0.4 per Share for an aggregate purchase price of approximately $48 million. The net proceeds to the Company from such offering are used by the Company for transforming the Company’s logistics operations through the implementation of an AI-driven system and for working capital and general corporate purposes. Due to the Company having an insufficient number of authorized Ordinary Shares to issue all of the 120,000,000 Ordinary Shares, the offering partially closed on February 7, 2025, with the Company issuing an aggregate 70,000,000 Ordinary Shares to the purchasers. On February 10, 2025, the purchasers and the Company entered into a certain waiver and release agreement, pursuant to which the purchasers agreed to waive any claim or demands against the Company in relation to the Company having insufficient authorized shares, and agreed to receive the remaining 50,000,000 Ordinary Shares upon the consummation of the Company’s next extraordinary meeting of shareholders, which would include a proposal for the increase of the total number of authorized Ordinary Shares of the Company.

On February 14, 2025, the Company received a delisting notice from Nasdaq due to non-compliance with the minimum bid price requirement. The Company’s Ordinary Shares have traded below $1 for 30 consecutive business days, violating Nasdaq Listing Rule 5550(a)(2). The Company was provided until February 20, 2025 to request an appeal of the Delisting Determination to the Nasdaq Listing Qualifications Panel (the “Panel”). On February 20, 2025, the Company requested a hearing before the Panel. On March 27, 2025, the hearing was held before the Panel, where the Company presented its plan of compliance. On March 31, 2025, the Company received a letter from the Nasdaq, granting the Company’s request for an extension to cure its listing deficiency. As of the date of this annual report, the Company has not cured this deficiency.

Audit Alliance LLP (“Audit Alliance”) was the auditor of the Company for the fiscal years ended December 31, 2023 and 2022. On February 27, 2025, we dismissed Audit Alliance and appointed Li CPA LLC (PCAOB ID: 7093) to serve as the Company’s independent registered public accounting firm for the year ended December 31, 2024.

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

The Company did not have other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash	$240,307	$1,047,028
Prepayments	-	222,556
Amount due from related parties	14,537,606	14,160,255
Total current assets	14,777,913	15,429,840

NON-CURRENT ASSET
Other non-current asset	2,280,000	-
Investment in subsidiaries and VIEs	46,717,533	45,909,984
Total assets	$63,775,446	$61,339,824

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$19,022,143	$16,782,871

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.008 and $0.008 par value, 100,000,000 and 50,000,000 shares authorized, 6,679,065 and 3,441,172 shares issued and outstanding as of December 31, 2024 and 2023, respectively	53,433	27,529
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	47,862,986	41,220,949
Statutory reserves	890,021	890,021
Retained earnings	(1,285,714)	4,901,797
Accumulated other comprehensive (loss) income	(1,920,337)	(1,636,257)
Total shareholders’ equity	44,753,303	44,556,953

Total liabilities and shareholders’ equity	$63,775,446	$61,339,824

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, the surrender and cancellation of shares effected on May 21, 2020 and the reverse stock split effected on July 1, 2024.

PARENT COMPANY STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2024	2023	2022
INCOME (LOSS) OF SUBSIDIARIES	$(3,214,613)	$869,028	$370,919

COSTS AND EXPENSES
General and Administrative expenses	2,972,898	503,937	429,246
Total costs and expenses	2,972,898	503,937	429,246

INCOME (LOSS) FROM OPERATION	(6,187,511)	365,091	(58,327)

INCOME (LOSS) BEFORE INCOME TAXES	(6,187,511)	365,091	(58,327)

PROVISION FOR INCOME TAXES	-	-	-

NET INCOME (LOSS)	(6,187,511)	365,091	(58,327)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(284,080)	(86,450)	(1,409,431)
COMPREHENSIVE INCOME (LOSS)	$(6,471,591)	$278,641	$(1,467,758)

PARENT COMPANY STATEMENT OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$(6,187,511)	$365,091	$(58,327)
Adjustments to reconcile net income to cash used in operating activities:
Equity loss (income) of subsidiaries	3,214,613	(869,028)	(370,919)
Incentive plans	2,387,941
Prepayments	222,556	-	(1,940,031)
Other payables and accrued liabilities	(3,089,675)
Net cash provided by (used in) operating activities	(3,452,076)	(503,937)	(2,369,277)

Cash flows from financing activities:
Amounts advanced from (paid to) related parties	407,758	498,401	429,245
Proceeds from private placement	2,000,000	-	-
Net cash provided by (used in) financing activities	2,407,758	498,401	429,245

Effect of exchange rate change on cash	237,597	(86,450)	-

Net (decrease) increase in cash	(806,721)	(91,986)	(1,940,032)
Cash at beginning of the year	1,047,028	1,139,014	3,079,046
Cash at end of the year	$240,307	$1,047,028	$1,139,014